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XUEDA EDUCATION GROUP INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on November 1, 2010.

Registration No. 333-169971

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT No. 3
TO
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Xueda Education Group
 (Exact name of Registrant as Specified in its Charter)

Cayman Islands (State or Other Jurisdiction of Incorporation or Organization)	8200 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

A-4 Xibahe Beili
Chaoyang District
Beijing 100028
People's Republic of China
Telephone: (8610) 6427-8899
(Address and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Law Debenture Corporate Services Inc.
400 Madison Avenue, 4th Floor
New York, New York 10017, United States
(212) 750-6474
(Name, Address and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Leiming Chen Simpson Thacher & Bartlett LLP 35th Floor, ICBC Tower 3 Garden Road Central, Hong Kong (852) 2514-7600	Howard Zhang Davis Polk & Wardwell LLP 26/F, Twin Towers (West) B12 Jian Guo Men Wai Avenue, Chaoyang District Beijing 100022, China (8610) 8567-5000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

            If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

            The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated November 1, 2010

Xueda Education Group

13,430,000 American Depositary Shares
Representing
26,860,000 Ordinary Shares

         This is our initial public offering. We are offering 13,430,000 American depositary shares, or ADSs. Each ADS represents two ordinary shares, par value $0.0001 per share. We expect that the initial public offering price of the ADSs will be between $7.25 and $9.25 per ADS.

         Prior to this offering, there has been no public market for our ordinary shares. Our ADSs have been approved for listing on the New York Stock Exchange under the symbol "XUE."

         Investing in our ADSs involves a high degree of risk. For a description of the risks that you should consider before buying the ADSs see "Risk Factors" beginning on page 12.

	Per ADS	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

         We have granted the underwriters an option to purchase up to 2,014,500 additional ADSs from us at the initial public offering price less underwriting discounts and commissions solely for the purpose of covering overallotments.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

         The underwriters expect to deliver the ADSs to purchasers against payment in U.S. dollars in New York, New York on or about                          , 2010.

Goldman Sachs (Asia) L.L.C.
Baird	William Blair & Company

Prospectus dated                                        , 2010.

Personalized Tutoring Service
✓ The largest national provider of tutoring services for primary and secondary school students in China*
✓ Differentiated, personalized service model
✓ Extensive nationwide learning center network
✓ Leading national brand*
✓ 6,785 full-time instructors as of June 30, 2010
*According to a 2010 market research report issued by IDC, we had the largest market share of 0.42% by revenue in 2009.
■ 157 learning centers as of June 30, 2010
■ Located in 44 economically developed cities across 27 of China's 31 provinces and municipalities
Cities covered
学大教育
21edu.com

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

          Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside of the United States.

          Through and including                          , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

PROSPECTUS SUMMARY

          This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our ADSs. You should carefully read the entire prospectus, including "Risk Factors" and the financial statements and related notes appearing elsewhere in this prospectus, before making an investment decision.

 Our Business

          We are the leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services. We are the largest provider of primary and secondary school tutoring services in China in terms of revenue for the year of 2009, according to International Data Corporation, or IDC, an independent market research firm. According to a 2010 market research report issued by IDC, or the IDC report, in 2009, our market share was the largest among primary and secondary school tutoring service providers in China, accounting for approximately 0.42% of the highly fragmented market, in which the top five players by revenue held an aggregate of 1.6% market share. We believe our leadership position and the fragmentation of the market provide us with significant growth opportunities. According to the IDC report, we operate the largest tutoring service network in terms of number of cities covered as of June 30, 2010. Since opening our first learning center in 2004, we have organically built an extensive tutoring service network comprised of 157 learning centers and over 8,800 full-time service professionals, serving customers located in 44 economically developed cities across 27 of China's 31 provinces and municipalities as of June 30, 2010.

          We have established "Xueda" as a leading brand in China's tutoring sector. According to the IDC report, "Xueda" is one of only a few nationwide, highly-recognized Chinese education brands. In 2008, we were named an "Educational Institution with A Top National After-School Tutoring Brand" by the primary and middle school education committees of the China Society of Education. In 2009, Sina.com, one of the most visited Internet portals in China, named us one of the "Most Trusted After-School Education Institutions among Parents." We believe our strong brand helps us reach a broad customer base and has contributed to our rapid growth.

          As a pioneer in providing personalized tutoring services in China, we strive to help students improve their academic performance and reach their potential by building on their strengths, filling in knowledge gaps, inspiring interest in learning, cultivating good study habits and fostering self-confidence. We have developed and implemented a results-oriented, student-centric service delivery model. Compared to the conventional, class-based tutoring, our service model features personalized tutoring services tailored to each of our students' needs and preferences and delivered by a dedicated team of full-time service professionals primarily through one-on-one tutoring. As such, we believe we are a provider of premium tutoring services. By helping students improve academic performance and become motivated and well-rounded learners, we have won the trust of tens of thousands of students and parents, which has in turn helped us further enhance our brand awareness and customer loyalty.

          As a result of our strong brand and effective service model, our business has experienced rapid growth.

  •
  Service Network.  We expanded our tutoring service network from 32 learning centers in eight cities in 2007, to 108 learning centers in 28 cities in 2008, and to 131 learning centers in 33 cities in 2009. As of June 30, 2010, we operated 157 learning centers in 44 cities, including some of China's most economically developed cities such as Beijing, Guangzhou, Shanghai, Tianjin, Shenzhen, Chongqing, Nanjing and Wuhan.

  •
  Students Served.  We increased the number of students served each year from approximately 5,500 in 2007 to approximately 27,100 and 54,100 in 2008 and 2009, respectively. In the first six months of 2010, we served approximately 54,000 students, compared to approximately 30,300 students for the same period in 2009.

  •
  Course Hours Delivered.  We increased the course hours delivered each year from approximately 0.3 million hours in 2007 to approximately 1.8 million and 3.9 million hours in 2008 and 2009, respectively. In the first six months of 2010, we delivered approximately 3.6 million course hours, compared to approximately 2.0 million hours for the same period in 2009.

  •
  Financial Performance.  Our net revenue increased significantly from $4.4 million in 2007 to $34.1 million and $77.2 million in 2008 and 2009, respectively, representing a compound annual growth rate, or CAGR, of 318.0%. From the six months ended June 30, 2009 to the six months ended June 30, 2010, our net revenue increased from $38.9 million to $77.9 million. We recorded annual net losses of $6.0 million, $12.5 million and $1.6 million in 2007, 2008 and 2009, respectively. For the six months ended June 30, 2010, we recorded net income of $11.8 million, compared to net income of $2.4 million for the six months ended June 30, 2009.

          We conduct our tutoring business through our variable interest entity, or VIE, and its subsidiaries and schools located in 44 cities in China as of June 30, 2010. Although we do not hold any equity interest in our VIE, we exercise effective control over and receive substantially all of the economic benefits from our VIE and its subsidiaries and schools through a series of contractual arrangements with our VIE and its shareholders.

Our Industry

          China's private educational services market is large and growing as a result of strong economic growth, an increasingly large and affluent urban population, cultural emphasis on the importance of education and positive correlation between higher education and higher income.

          Education needs in China have historically been met by a public school system run by the Ministry of Education, or the MOE. The quality of schools and teachers in public school system varies widely, and teachers are often over-worked due to the typically large class size. According to the MOE, the average class size of urban primary and secondary schools in China in 2008 was approximately 50 students per class. These issues have led to a strong demand for supplementary educational service in China. However, supply of supplementary educational service is limited by certain government regulations restricting public school teachers from providing paid after-school tutoring services, and also by the fact that parents are often not well suited to tutor their children due to changing curriculum and their own work schedule.

          Given the high demand for supplementary educational services and a lack of viable alternatives to tutoring, there is a vibrant market for tutoring services. According to the IDC report, spending for tutoring services at the primary and secondary school levels will increase significantly from RMB131.9 billion ($19.5 billion) in 2009 to RMB220.6 billion ($32.5 billion) in 2014, representing a CAGR of 10.8%.

          The tutoring services market can be segmented into two subsectors according to teaching models: class-based tutoring and personalized tutoring. According to the IDC report, total spending in the personalized tutoring subsector for primary and secondary school students were RMB38.6 billion ($5.7 billion) for 2009, which is expected to grow to RMB71.9 billion ($10.6 billion) in 2014, at a CAGR of 13.3%, compared to the projected CAGR of 9.8% for the class-based tutoring subsector during the same period.

 Our Competitive Strengths

          We believe the following competitive strengths have contributed to, and continue to reinforce, our leadership position in China's tutoring services sector and will continue to drive our future growth:

  •
  Differentiated, personalized service model;

  •
  Extensive nationwide learning center network;

  •
  Leading national brand;

  •
  Scalable operating platform;

  •
  Expertise in building and managing a large full-time service team; and

  •
  Experienced and professional management team.

Our Growth Strategies

          Our goal is to further strengthen our leadership position in China's primary and secondary school tutoring sector, and continue to expand our market share in the highly fragmented private educational services market in China. We intend to leverage our established leading market position and strong brand in pursuing the following strategies:

  •
  Further improve existing learning centers' performance;

  •
  Increase market penetration and continue geographical expansion;

  •
  Continue to develop and diversify service offerings;

  •
  Continue to optimize operating platform; and

  •
  Selectively pursue strategic alliances and complementary acquisitions.

Our Challenges

          Our business and successful execution of our strategies are subject to certain challenges, risks and uncertainties related to our business and our industry, regulation of our business and corporate structure and doing business in China.

          The challenges, risks and uncertainties we face include, but are not limited to:

  •
  our ability to continue to attract and retain students and service professionals;

  •
  our ability to achieve and maintain profitability, especially in light of our past net losses;

  •
  our ability to manage our business expansion and increasingly complicated operations and achieve or maintain economies of scale;

  •
  our ability to protect and enhance our brand;

  •
  our ability to compete effectively in the marketplace;

  •
  our ability to enhance our services and adequately and promptly respond to changes in curriculum, testing materials and standards and admission standards, in China;

  •
  our control of substantially all of our operations in China being achieved through contractual arrangements rather than equity ownership;

  •
  the possibility that some of our learning centers may be deemed by government authorities to operate beyond their authorized business scope; and

  •
  our ability to fund our expansion due to restrictions and requirements on currency transfer, currency conversion, and loans and direct investments by offshore holding companies under PRC laws and regulations.

          We also face other challenges, risks and uncertainties that may materially affect our business, financial conditions, results of operations and prospects. You should consider the risks discussed in "Risk Factors" and elsewhere in this prospectus before investing in our ADSs.

 Our History and Corporate Structure

          We commenced our business in September 2001 to initially operate an online tutoring portal. From 2004 to 2006, we started developing our personalized service model, based on which we delivered personalized tutoring services and established learning centers in Beijing and a number of other pilot cities in China. Building on our success in these cities, from 2007 and 2008, we expanded our tutoring service network to more than 100 learning centers in 28 cities in China. Since 2009, we have devoted significant resources to improving our operating platform and technology infrastructure and developing new services and products while continuing to expand into new geographic locations.

          To facilitate raising equity capital from investors outside of China, we set up a holding company structure by establishing our current Cayman Islands holding company, Xueda Education Group, in 2009. The following diagram illustrates our corporate structure as of the date of this prospectus.

Individual Shareholders*
CDH Xueda Limited
78.51%**
21.49%**
Xueda Education Group (Cayman Islands)
100%
China Xueda Corporation Limited (Hong Kong), or Xueda Hong Kong
Outside China
100%
In China
Xuecheng Century (Beijing) Information Technology Co., Ltd., or Xuecheng Century
Shareholders of Xueda Information
100%
Beijing Xueda Information Technology Co., Ltd., or Xueda Information
100%
36 subsidiaries and 45 training schools***
157 learning centers***
Equity interest.
Contractual arrangements, including technology consulting and management service agreement, pledge agreement and exclusive purchase right contracts.
* Held through various entities incorporated in the British Virgin Islands.
** On an as-converted basis.
*** As of June 30, 2010.

          Currently, we conduct all of our operations in China through Xuecheng Century, our PRC subsidiary, as well as through a series of contractual arrangements with Xueda Information, our VIE, and its shareholders. Our tutoring business is directly operated by and, as a result, all of our revenue is generated from Xueda Information and its subsidiaries, in which we do not hold any equity interest. Our contractual arrangements with Xueda Information and its shareholders enable us to:

  •
  exercise effective control over Xueda Information and its subsidiaries;

  •
  receive substantially all of the economic benefits from Xueda Information and its subsidiaries in consideration for the services provided by Xuecheng Century; and

  •
  have an exclusive and irrevocable right to purchase all or part of the equity interests in Xueda Information at a time we determine suitable after considering all relevant factors, including the needs of our business operations and the regulatory environment.

          See "Our History and Corporate Structure" for more information on the operations of our corporate entities.

          Outstanding equity interests in Xueda Information are held by Rubin Li, Xin Jin, Jinbo Yao, Changyong Zhu, Qiang Deng, Yafei Wang, Chaoming Chai, Junbo Song and Junhong Piao. Each of these individuals except for Junhong Piao is also a beneficial owner of our shares. Each of Messrs Li and Yao and Ms. Wang is a director of our company; Mr. Jin is a director and an officer of our company and Mr. Deng is an officer of our company. However, these individual shareholders' beneficial ownership in our company will be diluted upon the completion of this offering. In addition, if any of these individual shareholders participate in this offering by selling a portion of our shares they own, these individual shareholders' aggregate interest in our company will further decrease. See "Risk Factors — Risks Related to Regulation of Our Business and Our Corporate Structure — Certain shareholders of our VIE may have potential conflict of interest with us, which may harm our business and financial condition."

          Our business operations were conducted by Xueda Technology and its learning centers until November 2009, when Xueda Information and its subsidiaries began to assume substantially all of Xueda Technology's business, assets and personnel. For the historical periods in which Xueda Technology and its learning centers provided tutoring services, they were reflected in the description of our business and their results of operations and financial position were consolidated in our historical financial statements. Although Xueda Technology and the legal entities through which the businesses of its learning centers were conducted have ceased to enter into any new business, do not currently have any operations and are in the process of dissolution and deregistration, their business, assets and personnel have been completely transferred to and assumed by Xueda Information, and the relevant physical facilities continue to operate under Xueda Information with the same infrastructure, resources and geographical coverage as before. As a result, the dissolution of the legal entities through which the businesses of these learning centers were conducted does not reduce the number of our learning centers, and we do not anticipate that the dissolution and deregistration of Xueda Technology and the legal entities through which the businesses of its learning centers were conducted will have any significant effect on our business, results of operations and financial condition.

          As of the date of this prospectus, our PRC subsidiary has not paid any dividend to us. Although we believe our PRC subsidiary has the ability to pay dividends to us, we do not expect dividends from our PRC subsidiary in the near future because we plan to have our PRC subsidiary retain all its accumulated profits for its own business operation and expansion.

          In addition, as the result of the restrictions under PRC law on our PRC subsidiary's ability to make dividend payments and other distributions to us, not all funds of our PRC subsidiary are available to us and our access to such funds is restricted. See "Risk Factors — Risk Factors Relating to Doing Business in China — Restrictions under PRC law on our PRC subsidiary's ability to make dividend payments and other distributions could materially and adversely affect our ability to make investments or acquisitions, pay dividends or other distributions to you, and otherwise fund and conduct our other businesses."

Our Corporate Information

          Our principal offices are located at A-4 Xibahe Beili, Chaoyang District, Beijing 100028, People's Republic of China. Our telephone number at this address is (8610) 6427-8899 and our fax number is (8610) 6427-8899. Our registered office in the Cayman Islands is at Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands KY1-1112. Our web site is www.21edu.com. The information contained on our web site does not constitute a part of this prospectus.

          Investor inquiries should be directed to us at the address and telephone number of our principal offices set forth above. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, New York, New York 10017.

Conventions That Apply to This Prospectus

          Unless we indicate otherwise and for the purpose of this prospectus only:

  •
  "we," "us," "our company" and "our" refer to Xueda Education Group and its subsidiaries, and in the context of describing our operations and consolidated financial data, also to our VIE and its subsidiaries;

  •
  "VIE" refers to Xueda Information, our variable interest entity, which is a domestic PRC company in which we do not have any equity interest but whose historical financial results have been consolidated in our financial statements in accordance with U.S. GAAP;

  •
  "ADSs" refers to our American depositary shares, each of which represents                          ordinary shares;

  •
  "China" or "PRC" refers to the People's Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong and Macau;

  •
  "provinces and municipalities" refers to provinces, autonomous regions and municipalities directly administered by the PRC central government; there are a total of 31 provinces, autonomous regions and municipalities directly administered by the PRC central government.

  •
  "RMB" or "Renminbi" refers to the legal currency of China; "$," "dollars" or "U.S. dollars" refers to the legal currency of the United States; and

  •
  "shares" or "ordinary shares" refers to our ordinary shares, par value $0.0001 per share; "Series A1 preferred shares" refers to our Series A1 convertible redeemable preferred shares, par value $0.0001 per share, and "Series A2 preferred shares" refers to our Series A2 convertible redeemable preferred shares, par value $0.0001 per share.

          Unless specifically indicated otherwise or unless the context otherwise requires, all references to our ordinary shares (i) have been adjusted to give effect to the automatic conversion of all outstanding Series A1 and Series A2 preferred shares to ordinary shares upon the closing of this offering and (ii) exclude ordinary shares issuable upon the exercise of outstanding options with respect to our ordinary shares under our share incentive plan.

          Our reporting currency is the U.S. dollar. In addition, this prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Renminbi into U.S. dollars were made at RMB6.7815 to $1.00, the noon buying rate on June 30, 2010 as set forth in the weekly H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On October 22, 2010, the noon buying rate was RMB6.6585 to $1.00.

THE OFFERING

Price per ADS	We estimate that the initial public offering price will be between $7.25 and $9.25 per ADS.
ADSs Offered by Us	13,430,000 ADSs
Over-Allotment Option
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 2,014,500 additional ADSs at the initial public offering price, less underwriting discounts and commissions, solely for the purpose of covering over-allotments.
The ADSs	Each ADS represents two ordinary shares. The ADSs will be evidenced by ADRs.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADR holder as provided in the deposit agreement dated , 2010 among us, the depositary and holders and beneficial owners of ADSs from time to time.

Subject to the terms of the deposit agreement, you may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. Any amendment that imposes or increases fees or charges or which materially prejudices any substantial existing right you have as an ADS holder will not become effective as to outstanding ADSs until 30 days after notice of the amendment is given to ADS holders. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled "Description of American Depositary Shares." We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.
Reserved ADSs	At our request, the underwriters have reserved up to 5% ADSs offered by this prospectus for sale, at the initial public offering price, through a directed share program.

Warburg Pincus Investment	In conjunction with, and subject to, the completion of this offering, WP X Investments IV Ltd., a company incorporated in the Cayman Islands and affiliated with Warburg Pincus LLC, or Warburg Pincus, has agreed to purchase from us and Goodor Corporation, one of our principal shareholders, which is 100% beneficially owned by Mr. Rubin Li, chairman of our board of directors, an aggregate of 10,124,000 ordinary shares (including 7,124,000 ordinary shares from us and 3,000,000 ordinary shares from Goodor Corporation) at a price per share equal to the initial public offering price of our ADSs, divided by the number of ordinary shares represented by each ADS. Assuming an initial offering price of $8.25 per ADS, the mid-point of the estimated range of the initial public offering price as set forth on the cover page of this prospectus, the aggregate purchase would be $41.8 million. This investment is being made pursuant to an exemption from registration with the U.S. Securities and Exchange Commission under Regulation S of the U.S. Securities Act of 1933, as amended, or the Securities Act. In connection with the investment by Warburg Pincus, we and Goodor Corporation have agreed to (i) pay a placement fee equal to 3% of the aggregate purchase price for the investment to Goldman Sachs (Asia) L.L.C. as the placement agent and (ii) grant Warburg Pincus the registration rights as described under "Description of Share Capital — Registration Rights." As a result, Warburg Pincus is expected to hold 7.5% of our ordinary shares on a fully diluted basis, or 7.0% of our ordinary shares on a fully diluted basis including all options issued and outstanding under our equity incentive plan, upon the completion of this offering, without taking into account any ADSs it may acquire in this offering and assuming no exercise of the underwriters' over-allotment option. In addition, Warburg Pincus has indicated to the underwriters and us its interest in subscribing, through the international underwriter, for more than 5% of this offering at the initial public offering price and on the same terms as the other ADSs being offered in this offering. See "Underwriting."
ADSs Outstanding Immediately After This Offering	13,430,000 ADSs (or 15,444,500 ADSs if the underwriters exercise in full the over-allotment option).
Ordinary Shares Outstanding Immediately After This Offering
134,299,640 ordinary shares after giving effect to the conversion of our convertible preferred shares, which includes 7,124,000 ordinary shares issued and offered by us to Warburg Pincus in connection with its investment in our ordinary shares.

Use of Proceeds	We estimate that we will receive net proceeds of approximately $127.9 million from this offering and the investment by Warburg Pincus in our ordinary shares, assuming an initial public offering price of $8.25 per ADS, the mid-point of the estimated range of the initial public offering price, after deducting estimated underwriter discounts, commissions, estimated offering expenses and placement fee payable by us. We anticipate using approximately $90.0 million to provide funding to our PRC subsidiary to better support the operations of our VIE and its subsidiaries and the balance for general corporate purposes. For more information, see "Use of Proceeds."
Risk Factors
See "Risk Factors" and other information included in this prospectus for a discussion of the risks relating to investing in our ADSs. You should carefully consider these risks before deciding to invest in our ADSs.
Listing	Our ADSs have been approved for listing on the New York Stock Exchange. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.
NYSE Trading Symbol	"XUE"
Depositary	Citibank, N.A.
Lock-up
We, our directors, executive officers and all of our existing shareholders have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or similar securities, and Warburg Pincus has agreed with the underwriters not to sell, transfer or dispose of any ordinary shares acquired in its investment, for a period of 180 days after the date of this prospectus. See "Underwriting."

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

          The following summary condensed consolidated financial data as of December 31, 2008 and 2009 and for the two years ended December 31, 2008 and 2009 have been derived from our audited consolidated financial statements. The following summary condensed consolidated financial data as of and for the year ended December 31, 2007 have been derived from our unaudited consolidated financial information as of and for the year ended December 31, 2007 not included in this prospectus and have been prepared on the same basis as our audited consolidated financial data. The following summary condensed consolidated financial data as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 have been derived from our unaudited consolidated financial information included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial data. The unaudited consolidated financial information includes adjustments, consisting of normal and recurring adjustments that we consider necessary for a fair presentation of our financial position and results of operations for the periods presented. The summary consolidated condensed financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of our results expected for any future periods.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2007	2008	2009	2009	2010
	(in thousands of $, except share and per share numbers)
Consolidated Statement of Operations Data:
Net revenue	4,418	34,106	77,188	38,936	77,888
Cost of revenue(1)	(5,968)	(31,945)	(57,326)	(27,791)	(47,826)

Gross (loss)/profit	(1,550)	2,161	19,862	11,145	30,062
Operating expenses:
General and administrative expenses(1)	(2,325)	(6,871)	(9,912)	(4,176)	(11,422)
Selling and marketing expenses(1)	(1,773)	(7,271)	(10,624)	(3,832)	(6,117)

Total operating expenses	(4,098)	(14,142)	(20,536)	(8,008)	(17,539)
Government subsidies	—	52	83	13	26

(Loss)/profit from operations	(5,648)	(11,929)	(591)	3,150	12,549
Interest income	3	24	220	41	183

(Loss)/profit before income tax expense	(5,645)	(11,905)	(371)	3,191	12,732
Income tax expenses
Current	(384)	(547)	(1,320)	(750)	(2,609)
Deferred	—	—	83	—	1,710

Total income tax expenses	(384)	(547)	(1,237)	(750)	(899)

Net (loss)/income	(6,029)	(12,452)	(1,608)	2,441	11,833

Net (loss)/income attributable to Xueda Education Group shareholders	(6,029)	(12,821)	(2,585)	2,194	11,536

Net (loss)/income per share:
Basic	(0.09)	(0.19)	(0.04)	0.02	0.12
Diluted	(0.09)	(0.19)	(0.04)	0.02	0.12
Weighted average shares used in calculating net (loss)/income per ordinary share:
Basic	66,670,000	66,670,000	68,865,200	67,767,600	69,962,800
Diluted	66,670,000	66,670,000	68,865,200	67,767,600	69,962,800

	As of December 31,			As of June 30, 2010
	2007	2008	2009	Actual	Pro Forma, as Adjusted(3)
	(in thousands of $)
Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	5,724	11,930	36,436	34,946	162,893
Prepaid expenses and other current assets	756	2,861	4,587	9,810	9,810
Total current assets	6,669	14,994	42,593	54,782	182,729
Total assets	7,626	18,648	48,323	64,038	191,985
Current liabilities:
Deferred revenue — current	9,404	23,484	41,529	38,964	38,964
Total current liabilities	11,105	27,232	48,809	52,606	52,606
Deferred revenue — non-current	2,650	7,283	16,454	15,869	15,869
Total liabilities	13,755	34,515	65,299	68,505	68,505
Net assets	(6,129)	(15,867)	(16,976)	(4,467)	123,480
Series A1 convertible redeemable preferred shares	—	2,526	3,037	3,255	—
Series A2 convertible redeemable preferred shares	—	1,109	1,103	1,182	—
Total Xueda Education Group shareholders' equity	(6,129)	(19,502)	(21,116)	(8,904)	123,480
Pro forma total Xueda Education Group shareholders' equity(2)				(4,467)

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2007	2008	2009	2009	2010
Selected Operating Data:
Total course hours delivered (in thousands)	295	1,845	3,907	1,989	3,554
Number of learning centers (at period end)	32	108	131	114	157
Number of students served	5,515	27,139	54,130	30,279	54,035
Average hourly course fee (in $)(4)	17	20	21	21	23

(1)
Includes the following amounts of share-based compensation expenses for the periods indicated:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2007	2008	2009	2009	2010
	(in thousands of $)
Cost of revenue	—	—	—	—	1
General and administrative expenses	—	—	—	—	699
Selling and marketing expenses	—	—	—	—	2

Total share-based compensation expenses	—	—	—	—	702

(2)
Our consolidated balance sheet data as of June 30, 2010 on a pro forma basis assumes the automatic conversion of all our preferred shares into ordinary shares at a conversion ratio of one for one upon the closing of this offering.

(3)
Our consolidated balance sheet data as of June 30, 2010 on a pro forma as adjusted basis reflects (a) the issuance and sale by us of ADSs in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, (b) the issuance and sale by us of ordinary shares to Warburg Pincus, after deducting the placement fee payable by us, and (c) the automatic conversion of all our preferred shares into ordinary shares at a conversion ratio of one for one upon the closing of this offering.

(4)
Represents gross revenues, which is computed as net revenues plus business tax, divided by the total course hours delivered in the relevant period.

RISK FACTORS

          Investing in our ADSs involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our ADSs. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties we are unaware of, or we currently deem immaterial, may also become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our ADSs could decline, and you may lose some or all of your investment.

Risk Factors Relating to Our Business and Industry

We may not be able to continue to attract students to enroll in our programs or retain our existing students. As a result, our net revenue may decline and we may not be able to achieve or maintain profitability.

          The success of our business largely depends on our ability to attract new students and retain existing students as well as the amount of course fees our students are willing to pay, which in turn depends on a variety of factors. These factors include our ability to refine our personalized service model, improve our services, develop new programs and enhance existing programs to respond to changes in market trends and student demands, expand our geographic reach, manage our growth while maintaining the consistency of our service quality, effectively market our programs to a broader base of prospective students and respond to competitive pressures. If we are unable to continue to attract students to enroll in our programs or retain existing students without a significant decrease in course fees or a significant increase in selling and marketing expenses, our net revenue may decline, and we may not be able to achieve or maintain profitability, either of which could result in a material adverse effect on our business, results of operations and financial condition.

We may not be able to continue to attract and retain qualified service professionals. As a result, we may not be able to maintain consistent service quality throughout our service network, and our brand, business and results of operations may be materially and adversely affected.

          Our service professionals, including instructors, education consultants, study counselors and psychological counselors, are critical to maintaining the quality of our services and programs as well as our brand and reputation because they interact with our students on a regular basis and because our personalized tutoring service model requires significantly more service professionals per student than do other service models using class-based tutoring. We must continue to attract qualified service professionals who have the relevant experience, expertise and qualifications that meet our requirements, of which professionals there are a limited number. We must provide competitive compensation and benefits packages to attract and retain qualified service professionals. If we are unable to hire qualified service professionals without incurring significant incremental recruitment and compensation expenses, our business, results of operations and financial condition may be materially and adversely affected.

          Historically, the attrition rates for our service professionals were 23.0%, 26.0% and 10.6% for 2008, 2009 and the six months ended June 30, 2010, respectively. The attrition of our service professionals has generally resulted from our performance-driven salary structure that comprises of variable components, career development prospects perceived by our service professionals and our stringent performance evaluation process. While we have developed training programs to help our service professionals adapt to our business culture and enhance their internal career development opportunities in order to maintain a healthy level of attrition, we cannot assure you that the programs we have developed or may adopt to retain our service professionals will be effective in allowing us to maintain our target service professional attrition levels. If we are unable to retain qualified service professionals and reduce their attrition rate without incurring significant retention expenses, our business, results of operations and financial condition may be materially and adversely affected.

          A small portion of our tutoring courses are delivered by instructors who are teachers at public schools and work at our learning centers on a contractual basis. The practice of paid tutoring by teachers of public schools has recently received increased regulatory scrutiny. Some provinces and municipalities where we have substantial business operations, such as Beijing, Tianjin, Jiangsu, Hunan, Guangdong and Shaanxi, have promulgated local regulations prohibiting public school teachers from providing paid tutoring services. Similar regulations may be adopted in more provinces and municipalities where we have substantial business operations or plan to expand our service network. In the first six month of 2010, approximately 3.5% of our total course hours were delivered by contract instructors who are teachers at public schools. If these instructors choose to, or are forced to, discontinue their employment relationship with us to comply with the relevant local regulations, we will need to seek new instructors to replace them. We cannot assure you we will be able to find replacements at a reasonable cost on a timely basis, if at all. In addition, we will experience a reduced supply of instructors in those provinces and municipalities, which will further increase the strain on and difficulty of our recruiting efforts. Furthermore, while none of the existing local regulations currently imposes any penalty on service providers like us for hiring full-time public school teachers, we cannot assure you that these regulations will not be amended, or that new regulations will not be adopted, to impose such penalties in the future.

          In addition, we may not be able to hire and retain enough qualified service professionals to keep pace with our anticipated growth at acceptable costs and on a timely basis while maintaining consistency in the quality of our services across our learning center network. Shortages of qualified service professionals, actual or perceived decreases in the quality of our services or increases in recruiting, compensation or retention costs in one or more of our current or future markets may impede our expansion efforts and may have a material adverse effect on our business prospects and results of operations.

Our limited history of offering personalized tutoring services may not serve as an adequate basis for evaluating our future prospects, financial condition and results of operations.

          Although our founders were in the educational service business since as early as 2001, we only started our personalized tutoring services in 2004 and have experienced significant growth only since 2007. Our limited operating history may not provide a meaningful basis on which to evaluate our business. Despite the growth in our revenue in recent years, we incurred operating losses for the fiscal years ended December 31, 2008 and December 31, 2009. We expect that both our cost and our operating expenses will increase as we continue our business expansions and that we may face difficulties achieving or maintaining profitability. Any failure to realize anticipated revenue growth could result in further operating losses, and we cannot assure you that we will achieve or maintain profitability or that we will not incur losses in the future. Thus, our limited operating history may not provide you with a sufficient basis upon which to evaluate our future prospects, financial condition and results of operations.

We have incurred losses in the past and may incur losses in the future.

          We incurred net losses attributable to our company of $6.0 million, $12.5 million and $1.6 million in 2007, 2008 and 2009, respectively, and recorded an accumulated shareholders' deficit of $21.7 million as of December 31, 2009. As we expect our costs to increase as we continue to expand our business and operations, we may incur losses in the future. Although we generated net income of $11.8 million in the six months ended June 30, 2010, we cannot assure you that we will be able to sustain profitability in the future.

We may not be able to manage our business expansion and increasingly complicated operations effectively, which could harm our business.

          We have expanded rapidly in recent years and plan to continue expanding our operations primarily through organic growth. The number of our learning centers increased from 32 as of December 31, 2007 to 157 as of June 30, 2010. This expansion has resulted, and will continue to result, in substantial demands on our management, personnel, operational, technological and other resources. To manage the expected growth of our operations, we need to expand our existing operational, administrative, technological and financial systems, procedures and controls as well as expand, train and manage our employee base. In addition, the geographic dispersion of our operations requires significant management resources. We cannot assure you that our current and planned expansion of and upgrade in personnel, systems, procedures and controls will be adequate to support our future operations, or that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate any entities we may acquire or any strategic alliances we may form into our operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities and to manage our existing operations, which in turn may have a material adverse effect on our financial condition and results of operations.

          In addition, as a part of our growth strategy, we intend to form strategic alliances and make selective complementary acquisitions to help drive future growth. Our strategic alliances and acquisitions involve substantial risks and uncertainties, including:

  •
  our ability to form strategic alliances and identify and acquire targets in a cost-effective manner;

  •
  our ability to obtain approval from relevant government authorities for the acquisitions and comply with applicable rules and regulations for such acquisitions;

  •
  our ability to integrate new operations, services and personnel;

  •
  potential ongoing financial obligations in connection with alliances and acquisitions;

  •
  potential unforeseen or hidden liabilities, including litigation claims or tax liabilities, associated with acquired entities;

  •
  the diversion of resources and management attention from our existing businesses;

  •
  failure to achieve the intended revenues and other benefits expected from the alliances and acquisitions;

  •
  our ability to generate sufficient revenues to offset the costs and expenses of alliances and acquisitions; and

  •
  potential loss of, or harm to, employee or customer relationships as a result of ownership changes.

          If any one or more of these risks or uncertainties materialize or if any of the strategic objectives we contemplated is not achieved, our strategic alliances and acquisitions may not be beneficial to us and may have a material adverse effect on our business, financial condition and results of operations.

If we are unable to achieve or maintain economies of scale with the expansion of our network of learning centers, our results of operations may be materially and adversely affected.

          The establishment of each new learning center involves an upfront investment in development of the facilities, hiring of service professionals, and incurs selling, marketing, administrative and other operating expenses. Our revenue and profitability depend on, among other things, the number of students we can attract to our new learning centers, the number of course hours they purchase, the amount of course fee they are willing to pay, as well as the cost savings we may be able to achieve by sharing administration, procurement and other resources among the various learning centers. If the new learning centers are unable to generate sufficient revenue to offset the development and operating costs, or if we are unable to effectively achieve resource sharing among the learning centers to reduce costs, our results of operations will be adversely affected.

We may not be able to renew leases, control rent increases at our existing learning center locations or obtain leases at premium locations for new learning centers at reasonable prices.

          All of our learning centers are presently located on leased premises. The term of our leases for the learning centers typically ranges from one to five years. Some of our learning centers have entered into multiple leases of multiple premises in the same building in order to obtain sufficient operational space. Some of our other learning centers operate in different buildings in the same geographic location, and therefore have multiple leases. As a result, as of June 30, 2010, we had a total of 157 learning centers and 254 leases for these learning centers. Among our 254 learning center leases, 83 will expire by December 31, 2011 and 52 do not contain a priority renewal provision which provides the lessee with the right of first refusal to renew the lease on the terms and conditions offered by the lessor for renewal upon the expiration of the lease. At the end of the lease term, we may need to negotiate for a new lease or an extension of the existing lease and may be forced to find a new lease location, which could involve substantial rent increases. In addition, we compete with numerous other businesses for sites in a highly competitive market, and some landlords and developers may exclusively grant locations to our competitors. As a result, we may not be able to obtain new leases or renew existing ones on acceptable terms or at all, which could adversely affect our business, results of operations and financial condition.

Certain of our leases may subject us to government penalties or may be challenged by property owners or other third parties.

          Some of the premises of our learning centers are located on land owned by villages and rural organizations, or collectively-owned land, which is not permitted to be leased for a non-agricultural use under PRC law. Certain other of our leased properties are located on land the use of which is restricted and not permitted for our current use. As of June 30, 2010, we operated a total of 157 learning centers. As of the date of this prospectus, a total of approximately 5,720 square meters of our leased properties for these learning centers, representing approximately 4% of the total size of our learning center leases, are located on land that cannot be used for our current purpose. Our lease of properties located on such land may subject us to government penalties at a rate we believe, based on our review of the applicable regulations, up to RMB30 ($4.4) per square meter, or up to RMB171,600 ($25,304) in total. As of the date of this prospectus, we have not been subject to any penalty for leasing properties built on such land.

          In addition, some lessors of premises we lease for the operation of learning centers have not provided us with evidence of their valid and enforceable building ownership or evidence of their rights or authority to lease or sub-lease such properties. As of the date of this prospectus, leases for properties with such lease right deficiencies amounted to approximately 10,900 square meters, representing approximately 8% of the total size of all of our learning center leases.

          We were aware of these deficiencies as a result of our due diligence investigation conducted by our local management teams prior to our entry into these leases. Our local management teams follow our procedure for identifying and assessing risks in connection with our leases, and report their findings to our management team at our corporate headquarters, who make a final business decision after assessing of the likely impact of the relevant deficiencies. Certain of these deficiencies are caused by the time required by the relevant government authorities to issue the title certificates after acquisition or change of ownership of the building, typically ranging from one to two years. Other deficiencies were outweighed by the business considerations, such as location and ease of access and rent.

          As of the date of this prospectus, no dispute has arisen as to the legal title of any of such leased properties or our right to occupy the properties. If any such dispute were to arise, we may be required to vacate such properties under dispute and relocate, which will disrupt our tutoring services and adversely affect our customer relationship. We may also be subject to administrative penalties for our lease of properties not permitted to be used for our current purpose. If we are not able to find desirable premises to relocate to, or if relocation cannot be completed with reasonable costs and on a timely basis, our business, financial condition and results of operations may be materially and adversely affected.

Our business depends on the strength of our reputation and brand in the marketplace. We may not be able attract new students or to retain existing students if we cannot continue to protect, leverage and enhance our reputation and brand successfully in the marketplace.

          Our operational and financial performance and the successful growth of our business are highly dependent on our reputation and market awareness of our "Xueda" brand. We believe maintaining and enhancing our reputation and our "Xueda" brand is critical to maintaining and enhancing our competitive advantage and growing our business. The personalized tutoring services we offer to primary and secondary school students throughout many provinces in China place significant demands on us to maintain the consistency and quality of our services to ensure our reputation and brand do not suffer from any actual or perceived deterioration regarding the quality of our services. As we continue to grow in size, expand our services and extend our geographical reach, maintaining the quality and consistency of our services may be more difficult. Any alleged deterioration in the quality of our services or any negative publicity about our services or learning centers, regardless of its veracity, could harm our brand image and have a material adverse effect on our business and results of operations.

We face significant competition in the services we offer and in each geographic market in which we operate. If we fail to compete effectively, we may lose market share, and our results of operations and financial condition may be materially adversely affected.

          In China, the educational services market, particularly the tutoring sector, is rapidly evolving, highly fragmented and intensely competitive. According to the IDC report, the top five players by revenue accounted for 1.6% of the primary and secondary school tutoring market in terms of total revenues for 2009. With a market share of 0.42% by revenue in this highly fragmented market, we were the largest primary and secondary school tutoring service provider in 2009 according to the IDC report. We expect competition in this sector to persist and further intensify. We face competition from other large market participants and a number of smaller, mostly local and regional players. Moreover, competition is particularly intense in some of the key geographic markets in which we operate, such as Beijing and Shanghai.

          We also face competition from many different companies which focus on multiple areas related to our business and are able to cross-sell their services across their business lines. These companies may be able to more quickly adapt to changing technology, student preferences and market conditions in these markets than us and may, therefore, have a competitive advantage over us.

          The increasing use of the Internet and advances in Internet- and computer-related technologies are eliminating geographic and cost-entry barriers to providing tutoring services. As a result, many international companies that offer online test preparation and language training courses may decide to expand their presence in China or to try to penetrate the China market. Many of these international companies have strong education brands, and students and parents in China may be attracted to these companies' programs for the perceived advantages these programs may offer. In addition, many smaller companies, both domestic and international, are able to use the Internet to quickly and cost-effectively offer their services to a large number of students with less capital expenditure than previously required.

          Competition could result in loss of market share and revenues, higher expenses and lower profit margins; it could also limit our future growth. A number of our current and potential future competitors may have greater financial and other resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their services and products and respond more quickly than we can to changes in student needs, testing materials, admissions standards or new technologies. They also compete with us in recruiting for qualified service and management professionals and may attempt to solicit our employees.

          In response to competition, we may have to reduce course fees or increase spending in order to retain or attract students or to pursue new market opportunities. We may also have to incur additional recruiting, compensation and retention expenses in order to attract and retain service professionals and management personnel. We cannot assure you that we will be able to compete successfully against current and future competitors. If we are unable to maintain our competitive position or otherwise respond to competitive pressures in a timely and effective manner, we may lose market share and our results of operations and financial condition may be materially and adversely affected.

We face risks related to severe weather conditions, natural disasters, health epidemics and other similar events, any of which could result in reduced attendance or temporary or long-term closure of our facilities.

          Our business could be disrupted or otherwise adversely affected by severe weather conditions, such as snow, storm or hurricane, natural disasters, such as earthquakes, health epidemics, such as an outbreak of avian influenza or severe acute respiratory syndrome, and other similar events. The occurrence of any such event could result in reduced attendance in, or even require the temporary or long-term closure of, our learning centers and other business facilities, and could severely disrupt our business operations and adversely affect our results of operations and financial condition.

Our business depends on the continuing efforts of our senior management team, local management teams and other key personnel, and our business may be harmed if we lose their services.

          Our future success depends heavily upon the continuing services of the members of our senior management team, as well as the local management teams that directly manage and operate our learning centers at the various locations throughout China. For example, Mr. Xin Jin, our founder and chief executive officer, Mr. Jun Wang, our president and Mr. Junfeng Gao, our chief financial officer, are key to our business. If one or more members of our senior management team or a substantial number of the members of our local management teams are unable or unwilling to continue in their present positions, we may not be able to replace them easily, if at all. Our business may be disrupted, and our financial condition and results of operations may be materially and adversely affected. In 2007, 2008, 2009 and the six months ended June 30, 2010, the attrition rates of our senior management team were 17%, nil, 17% and nil, respectively, and the attrition rates of our local management team were nil, 31%, 17% and nil, respectively, over the same period. In addition, although each of our employees has entered into a confidential and non-competition agreement with us, if any member of our senior management team or any of the key members of our local management teams breaches such obligations and joins a competitor or forms a competing company, we may lose students, instructors, key professionals and staff members. Competition for experienced management personnel in the private education sector is intense, and the pool of qualified candidates is very limited. We may not be able to retain the services of our senior management team or key members of our local management teams, or attract and retain high-quality senior management team or key members of local management teams in the future, which could have a material adverse effect on our business and results of operations.

If we are not able to continually enhance our services and adapt them to rapid pedagogical innovations and evolving student needs and preferences, we may lose market share, and our business could be adversely affected.

          Our services and customer satisfaction are vital to the success of our business. The market for such services is characterized by rapid pedagogical innovations and evolving user preferences. We must quickly identify areas for improvement and enhance our services to adapt to any pedagogical innovation, changes in curriculum and evolving student needs and preferences. For example, we expect to invest a total of approximately $3.0 million in the development and launch of supplementary online service offerings in selected academic subjects on a pilot basis to augment our tutoring services and as an aid to our personalized content delivery but the timing of the full-scale launch of such services will only be determined based on the results of this limited pilot test. We may not be able to adapt these planned supplementary online service offerings and other services in a timely and cost-effective manner. If improvements to our services are delayed or are not aligned with market expectations, needs or preferences, we may lose market share, and our business could be materially and adversely affected.

If we fail to successfully develop and introduce new services in time, our competitive position and ability to generate revenue could be harmed.

          Our future success depends in part on our ability to develop new services. The planned timing or introduction of new services is subject to risks and uncertainties. Actual timing may differ materially from original plans. Unexpected technical, operational or other problems could delay or prevent the introduction of one or more of our new services. Moreover, we cannot assure you that any of our new services will achieve widespread market acceptance or generate incremental revenue. If our efforts to develop, market and sell new services to the market are not successful, our financial position, results of operations and cash flows could be materially and adversely affected.

Failure to adequately and promptly respond to changes in curriculum, testing materials and standards or the current assessment and testing systems and admission standards in China could cause our services and products to be less attractive to our students.

          There are continuous changes in the focus of the subjects and questions tested in high school and college entrance exams in China and the format of the tests and the manner in which the tests are administered. These changes require us to continually update and enhance our curriculum, test preparation materials and teaching methods. Any inability to track and respond to these changes in a timely and cost-effective manner would make our services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract students without a significant decrease in course fees. Further, we understand the Chinese Ministry of Education, or the MOE, has been discussing reforms to the curriculum of primary and secondary schools. Therefore, school curriculum will likely undergo changes, and our tutoring programs and materials will need to be adapted for such changes. Failure to respond in a timely manner to such changes will adversely impact the marketability of our services and products.

          A substantial number of our students enroll in our tutoring program to achieve better exam performance in school and in entrance exams. However, educational institutions and government authorities in China have initiated discussions and conducted some early experiments in China on school admissions. Generally, these discussions and experiments exhibit a trend of basing admissions decisions less on entrance exam scores and more on a combination of other factors, such as past academic record, extracurricular activities and comprehensive aptitude evaluations. There have been certain changes in some geographic areas in the way the high school entrance exam is administered. For example, the Yunnan Provincial Education Department has recently announced that it will stop administering high school entrance exams and high schools will admit students by themselves based on a combination of a comprehensive evaluation of the students' aptitude and middle school academic performance. In 2009, 76 universities and colleges were allowed to recruit up to 5% of their students through independently administered tests according to a notice promulgated by the MOE, although students admitted in this manner still need to meet certain thresholds in the national college entrance exam. It has been reported that the number of such universities and colleges will further increase. If the use of admissions tests in China declines or falls out of favor with educational institutions and government authorities and if we fail to respond to these changes, the demand for our tutoring services may deteriorate, and our business will be materially and adversely affected.

In the course of preparing our consolidated financial statements, we have identified material weaknesses and other control deficiencies in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected.

          We will be subject to reporting obligations under the U.S. securities laws after this offering. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Prior to this offering, we have been a private company and have had limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the preparation and external audit of our consolidated financial statements, we and our independent registered public accounting firm identified certain material weaknesses and other control deficiencies, each as defined in the U.S. Public Company Accounting Oversight Board Standard AU Section 325, Communications About Control Deficiencies in an Audit of Financial Statements, or AU325, in our internal control over financial reporting as of December 31, 2009. As defined in AU325, a "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

          The material weaknesses identified primarily relate to the lack of accounting personnel with appropriate U.S. GAAP knowledge and the lack of appropriate maintenance of accounting and financial records. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting as we and they will be required to do once we become a public company. In light of the number of material weaknesses and other control deficiencies that were identified as a result of the limited procedures performed, we believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

          Following the identification of these material weaknesses and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these weaknesses and deficiencies. However, the implementation of these measures may not fully address these material weaknesses and other control deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these material weaknesses and other control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting may significantly hinder our ability to prevent fraud.

          Upon completion of this offering, we will become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2011. In addition, beginning at the same time, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. If we fail to remedy the problems identified above, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. This conclusion could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes. We also expect to incur additional costs and expenses associated with our becoming a public company, including costs to prepare for our first Sarbanes-Oxley Act of 2002 Section 404 compliance testing and additional legal and accounting costs to comply with the requirements of the Exchange Act that will apply to us as a public company. Although we are not currently able to accurately quantify these additional costs and expenses, these additional costs and expenses could reach $3.0 million annually and may adversely affect our cash flow, financial position and results of operations.

We may not be able to adequately protect our intellectual property, and our current or future competitors may independently develop intellectual property similar to ours, which could cause us to be less competitive.

          Our trademarks, trade names, copyrights, trade secrets and other intellectual property rights are important to our success. Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on a combination of copyright, trademark and trade secret laws and confidentiality agreements with our employees and others to protect our intellectual property rights. We have the exclusive right to use certain trademarks and logos of Xueda Education Technology (Beijing) Co., Ltd., or Xueda Technology, including " ," "Xueda," " " and " ", which Xueda Technology has registered with the Trademark Office of the State Administration for Industry and Commerce in China, or the SAIC. Our main web site is located at www.21edu.com. In addition, as we have not registered copyrights with respect to our internally developed data in our educational resource database and course materials, we may not be able to sufficiently protect these data and course materials. To date, we are not aware of any unauthorized use of or infringement upon our intellectual property. Nevertheless, it may be possible for third parties to obtain and use our intellectual property without authorization. The unauthorized use of intellectual property is widespread in China, and enforcement of intellectual property rights by Chinese regulatory agencies is inconsistent. Moreover, litigation may be necessary in the future to enforce our intellectual property rights. Future litigation could result in substantial costs and diversion of our management's attention and resources and could disrupt our business. Given the relative unpredictability of China's legal system and potential difficulties in enforcing a court judgment in China, we may be unable to halt the unauthorized use of our intellectual property through litigation. Failure to adequately protect our intellectual property could materially adversely affect our competitive position and our ability to attract students, which could have a material adverse effect on our financial condition and results of operations.

We may be exposed to infringement claims by third parties, which claims could cause us to pay significant damage awards or settlement payments.

          While to date, no material infringement claims has been brought against us, third parties may initiate litigation against us alleging infringement upon their intellectual property rights. In the event we are required to pay significant damage awards or settlement payments, our results of operations and financial condition may be materially and adversely affected. In addition, in the event that we are prevented from using certain intellectual property rights and fail to develop or license alterative intellectual property rights on a timely basis, our business could be harmed. In addition, even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations.

We rely heavily on our information systems, and if we fail to further develop our technologies, or if our systems, software, applications, database or source code contain "bugs" or other undetected errors, our operations may be seriously disrupted.

          The successful development and maintenance of our systems, software, applications and database, such as the information technology infrastructure underlying our personalized service delivery model, is critical to the attractiveness of our tutoring programs and management of our business operations. In order to achieve our strategic objectives and remain competitive, we must continue to develop and enhance our technology. These efforts may require us to acquire additional equipment and software and develop new applications. In addition, our technology platform, upon which our management systems and online programs operate, and our other databases, products, systems and source codes could contain undetected errors or "bugs" that could adversely affect their performance.

          To date, our information systems have not encountered material errors or technical issues that have adversely affected or disrupted our operations. If we encounter errors or other service quality or reliability issues, or if we are unable to design, develop, implement and utilize information systems and the data derived from these systems, our ability to realize our strategic objectives and our profitability could be adversely affected, which may cause us to lose market share, harm our reputation and brand names, and materially adversely affect our business and results of operations.

Unexpected network interruptions, security breaches or computer virus attacks and system failures could have a material adverse effect on our business, financial condition and results of operations.

          Any failure to maintain satisfactory performance, reliability, security or availability of our network infrastructure may cause significant damage to our reputation and our ability to attract and maintain students. Major risks involving our network structure include:

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  breakdowns or system failures resulting in a prolonged shutdown of our servers, including failures attributable to power shutdowns, attempts to gain unauthorized access to our systems, which may cause loss or corruption of data, including customer data, or malfunctions of software or hardware;

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  disruption or failure in the national backbone network;

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  damage from fire, flood, power loss and telecommunications failures; and

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  any infection by or spread of computer virus.

          To date, we have not encountered any material unexpected network interruptions, security breaches, computer virus attacks or system failures. However, any network interruption or inadequacy that causes interruptions in the availability of our web sites or deterioration in the quality of access to our web sites could reduce customer satisfaction and result in a decrease in the number of students using our services. In addition, we may be subject to security breach caused by a computer hacker, which could involve attempts to gain unauthorized access to our systems or personal information stored in our systems or cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. As a result, we may be required to expend significant resources to protect against the threat of these security breaches or to alleviate problems caused by these breaches.

          Furthermore, increases in the volume of traffic on our web sites could strain the capacity of our existing computer systems, which could lead to slower response times or system failures. This result would cause a disruption or suspension in our internal management or our online presence and programs, which would harm our brand and reputation and thus negatively affect our net revenue growth. We may need to incur additional costs to upgrade our computer systems in order to accommodate increased demand if we anticipate our systems cannot handle higher volumes of traffic in the future.

          All of our servers and routers, including backup servers, are currently hosted by us within China. We do not currently maintain any backup servers outside of China. To improve performance and prevent disruption of our services, we may have to make substantial investments to deploy additional servers or one or more copies of our web sites to mirror our online resources.

Any significant interruption in the operations of our data storage center could cause a loss of data and adversely affect our ability to manage our network and technological infrastructure.

          We host most of our data relating to our services, learning centers and operations in our data storage center in Beijing and have contracted with an outside provider for data backup services. We have not experienced any significant interruption. However, our current data backup arrangements may not be adequate to prevent an interruption or loss of our operational data due to natural disasters, fire, power interruption, act of terrorism or other unanticipated catastrophic events. Any significant interruptions or loss of data as a result of these events or our failure to successfully expand or upgrade our systems could reduce our ability manage our network and technological infrastructure and have an adverse impact on our business operations.

Any significant interruption in the operations of our call center could adversely affect our ability to respond to potential customers' consulting and other service requests in a timely manner.

          We have a call center in Beijing which responds to inquiries from potential customers and provides customer service to our existing customers. We have not experienced any significant interruption in the operations of our call center. We do not currently have a risk mitigation plan for our call center to prevent an interruption of its operation due to natural disasters, accidents or other events. Any significant interruptions as a result of these events or our failure to successfully expand or upgrade our systems or manage the necessary expansions or upgrades in the call center could reduce our ability to respond to customer inquiries or service requests, which could in turn result in the loss of potential customers and damage our reputation.

We do not have any liability or business disruption insurance, and liability claims against us such as those due to injuries suffered by our students or other people at our facilities could adversely affect our reputation and our financial results.

          We could be held liable for accidents that occur at our learning centers or otherwise arise out of our operations. In the event of personal injuries, fires or other accidents suffered by students or other people, we could face claims alleging that we were negligent, provided inadequate supervision or otherwise liable for the injuries. The business insurance industry in China is still at an early stage of development, and insurance companies in China offer limited business insurance products. We currently do not have any liability insurance or business disruption insurance. A successful liability claim against us due to injuries suffered by our students or other people at our facilities could adversely affect our reputation and our financial results. Even if unsuccessful, such a claim could cause unfavorable publicity and require substantial cost to defend and divert the time and attention of our management.

Our grant of employee share options, restricted shares or other share-based compensation and any future grants could have an adverse effect on our net income.

          U.S. GAAP prescribes how we account for share-based compensation and may have an adverse or negative impact on our results of operations or the price of our ADSs. U.S. GAAP requires us to recognize share-based compensation as compensation expense in the statement of operations generally based on the fair value of equity awards on the date of the grant, with compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. The expenses associated with share-based compensation may reduce the attractiveness of issuing share options or restricted shares under our equity incentive plan. However, if we do not grant share options or restricted shares, or reduce the number of share options or restricted shares we grant, we may not be able to attract and retain key personnel. If we grant more share options or restricted shares to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

Some of our learning centers may be deemed by government authorities to operate beyond their authorized business scope, which could expose us to certain risks.

          Based on the advice of our PRC counsel, we understand that under the framework and general principles of the PRC Education Law and Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education, the operation of afterschool tutoring classes is not in violation of PRC laws and regulations. Under the relevant PRC laws, regulations and administrative requirements, if a company either obtains a permit from the relevant education authority to operate private tutoring schools or includes the relevant services in the authorized scope of business as specified in its business licenses, it could operate private learning centers. As of June 30, 2010, we operated a total of 157 learning centers. As of the date of this prospectus, 94 of these learning centers have been either operated under private tutoring schools with the prerequisite permits or operated under the subsidiaries of our VIEs with "tutoring services" in the business scope of their respective business licenses. However, 33 of these learning centers have included, among others, "education information" or "education technology related consultation" in their respective authorized scopes of business, but are not affiliated with private tutoring schools with the prerequisite permits, nor do they have "tutoring services" in their scope of business. The relevant PRC laws, regulations and administrative requirements do not clearly provide whether companies operating such one-on-one learning centers also need to specifically include "tutoring services" in their authorized scope of business. We cannot assure you that these of our VIE's subsidiaries will not be deemed to have exceeded the authorized scope of their respective business licenses. In addition, 30 of our learning centers do not have "tutoring services" or any education related services in their authorized scope of their business licenses, nor are these learning centers operated by schools with the prerequisite licenses. For these 63 learning centers, we are in the process of expanding the authorized scope of business for relevant subsidiaries and, as applicable, applying for the permit for their tutoring services at minimal cost. We are uncertain of the time it may take to expand the business scope of the relevant subsidiaries. In addition, it normally takes three to six months to obtain such permit or expand the relevant business scope.

          The VIE's subsidiaries engaging in services exceeding the authorized business scope stated in their business licenses may be ordered to complete the registration for change of business scope within a given period, failing which each company is subject to a one-time fine of RMB10,000 to RMB100,000. Under the PRC Administrative Penalties Law, these fines would not be assessed multiple times against the same entity for the same non-compliant act. In addition, under the PRC Regulations on Company Registration, or the Company Registration Regulations, and other relevant regulations, if a company conducts its business beyond its authorized business scope and in violation of other relevant regulations, it may be ordered to cease its operation. To date, none of our existing learning centers operated by Xueda Information and its subsidiaries has been imposed any administrative penalties including fines.

          As we continue to expand our tutoring network, the new learning centers we establish will be engaging in substantially identical business operations as those of our existing learning centers. As a result, our new learning centers will be subject to the same risks as our existing learning centers with respect to their operations outside their respective authorized scope of business.

Rules and regulations issued by certain government authorities may restrict or prohibit after-class tutoring services; and similar or more stringent rules or regulations that limit our ability to offer our services may be introduced in the future and materially and adversely affect our business, results of operations and financial condition.

          The MOE and several other PRC government agencies issued the Opinions on Implementation of Regulation of Tuition Collection and Illegal Tuition Charges, or the Tuition Regulation Rules, in 2009. The Tuition Regulation Rules prohibit schools and their teachers from charging their students for activities beyond the school curriculum, including by way of offering directly or in cooperation with third-party service providers and charging fees for after-class tutoring services. As an independent provider of after-class tutoring services not engaging in degree education, we do not believe our tutoring schools are the type of schools the Tuition Regulation Rules are intended to regulate. However, we cannot assure you that the Tuition Regulation Rules will not be interpreted to, or that the MOE will not issue new regulations to, prohibit all after-class tutoring services, whether offered by schools providing degree education, or by independent providers of after-class tutoring services like us.

          In addition, certain local government authorities had in the past issued notices or rules which prohibit private schools from offering after-school tutoring services. However, local government practices are inconsistent among the cities where we operate in implementing and enforcing such notices or rules. We have obtained the required education permits or business licenses for our tutoring services in most of these cities. None of our local operations has been subject to any penalties or other regulatory actions for violation of such notices or rules. In July 2010, the MOE issued the National Guidance on Mid- to Long-term Education Reform and Development, or the National Education Guidance, which expressly requires, among others, governments at various levels to subject private after-school tutoring service providers to appropriate regulation. We believe that the National Education Guidance reflects the latest developments of the PRC central government's policy, which supports an appropriately regulated after-school tutoring sector rather than prohibits the after-school tutoring business. Based on the above reasons, we do not believe that these prohibitive local notices and rules will likely have any material effect on our business operations or expansion. However, if the local government authorities in any of the relevant cities start strictly enforcing the existing prohibitive notices or rules, or if future government rules and regulations entirely prohibit us from offering after-class tutoring services or impose more stringent limitations on the type or range of after-class tutoring services that we may offer, our business, results of operations and financial condition will be materially and adversely affected.

The discontinuation of any of the preferential tax treatments currently available to us in the PRC or imposition of any additional PRC taxes on us could adversely affect our financial condition and results of operations.

          China has passed a new Enterprise Income Tax Law, or the EIT Law, and the Regulation on the Implementation of the Enterprise Income Tax Law of the PRC, or the EIT Implementation Rules, both of which became effective on January 1, 2008. The EIT Law significantly curtails tax incentives previously granted to foreign-invested enterprises in China. The EIT Law (i) reduces the statutory rate of the enterprise income tax from 33% to 25%, (ii) permits companies established before March 16, 2007 to continue to enjoy their existing tax incentives, adjusted by certain transitional phase-out rules promulgated by the State Council on December 26, 2007, and (iii) introduces new tax incentives, subject to various qualification criteria.

          Under PRC laws and regulations, an enterprise that qualifies as a software enterprise may enjoy preferential tax benefits. Xuecheng Century was certified as a software enterprise in April 2010 and as a result is eligible for a two-year exemption of income tax from the first year it generates taxable income, followed by a 12.5% income tax rate for another three years. Such preferential tax treatment must be filed with tax authorities and software enterprises are subject to annual assessment. Enterprises which have not passed the annual assessment are not entitled to the above preferential treatments. If Xuecheng Century fails to maintain the status of a software enterprise, it will not be able to enjoy the reduced tax rate, and its tax rate will increase to 25% or the then current rate. If PRC laws and regulations were to phase out preferential tax benefits currently granted to software enterprises, Xuecheng Century would be subject to the standard enterprise income tax rate, which currently is 25%. Loss of this preferential tax treatment could have a material adverse effect on our financial condition and results of operations.

Our business and results of operations may be adversely affected by a severe and prolonged global economic downturn and the corresponding slowdown of the Chinese economy.

          Recent global market and economic conditions have been unprecedented and challenging with recession in most major economies persisting in 2009 and significant market volatility in 2010. Continued concerns about the systemic impact of a potentially long-term and widespread recession, energy costs, geopolitical issues and the availability and cost of credit have contributed to increased market volatility and diminished expectations for economic growth around the world. The difficult economic outlook has negatively affected business and consumer confidence and contributed to unprecedented volatility levels. The Chinese economy also faces challenges. The stimulus plans and other measures implemented by the Chinese government may not work effectively or quickly enough to maintain economic growth in China or avert a severe economic downturn.

          Since we derive all of our revenues from our operations in China, any prolonged slowdown in the Chinese economy may have a negative impact on our business and results of operations. Our revenues depend on our students' spending on tutoring services, which in turn depends on the level of current and expected household disposable income and willingness to spend of the students' families. As there are still substantial uncertainties in the current and future conditions of global and Chinese economies, our potential customers may reduce their spending on tutoring services or seek less expensive alternatives. Moreover, since we require prepayment of course fees, certain potential customers who prefer installment payments due to economic and other concerns may be or may become unwilling or unable to purchase our services. Further disruptions of the financial markets could also significantly restrict our ability to obtain financing in the capital markets or from financial institutions, if and when such financing is needed.

We generate a substantial portion of our revenues from a small number of cities in China. Any event negatively affecting the private education industry in these cities could have a material adverse effect on our business and results of operations.

          For the fiscal year ended December 31, 2009, we generated approximately 22% of our revenue from learning centers located in Beijing. The next five cities where we derived most revenues, including Guangzhou, Xian, Shanghai, Tianjin and Taiyuan, collectively contributed approximately 38% of our revenue for 2009. We expect these cities to continue to constitute important sources of our revenues. If any of these cities experiences an event negatively affecting its private education industry, such as a severe economic downturn, a natural disaster or outbreak of contagious disease, or if any of these cities adopts regulations relating to private education that place additional restrictions or burdens on us, our overall business and results of operations may be materially and adversely affected.

Our business may be, directly or indirectly, affected by misconduct of other educational service providers.

          The tutoring sector in China is rapidly developing, and we, like all other participants in the sector, are still enhancing our brand awareness and building trust with students and their parents, which is critical to our business. Actual or perceived misconduct or bankruptcy of other similar service providers may lead to the distrust of tutoring by students and their parents, and we may suffer from reduced business as a result. Misconduct or bankruptcy of third parties, as well as any allegation or perception of such, is beyond our control, and if any such event occurs, it may have an adverse effect on our business.

Risks Related to Regulation of Our Business and Our Corporate Structure

All aspects of our business are subject to extensive regulation in China. We may not be in full compliance with these regulations, and our ability to conduct business is highly dependent on our compliance with this regulatory framework. If the PRC government finds the agreements that establish the structure for our business operations do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

          The Chinese government regulates all aspects of our business and operations, including licensing of parties to perform various services, standards for the operations of learning centers and foreign investments in the education industry. The laws and regulations applicable to the education sector are subject to amendments from time to time, and new laws and regulations may be adopted, some of which may negatively affect our business, either retroactively or prospectively.

          We conduct our learning center business in China primarily through contractual arrangements between Xuecheng Century, our PRC subsidiary, and its affiliated entities and persons in China such as our VIE and its shareholders. Our VIE and its subsidiaries are the entities that hold certain licenses and permits relating to the tutoring business in China. We have been and expect to continue to be dependent on our VIE and its subsidiaries to operate our business.

          If our ownership structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain any of the required licenses and permits, the relevant PRC regulatory authorities including the MOE and the Ministry of Commerce, or MOFCOM, which regulate the education industry and foreign investment in China, respectively, would have broad discretion in dealing with such violations, including:

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  revoking the business and operating licenses of our PRC subsidiary and affiliated entities;

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  discontinuing or restricting the operations of any related-party transactions among our PRC subsidiary and affiliated entities;

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  imposing fines or other requirements with which we or our PRC subsidiary and affiliated entities may not be able to comply;

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  requiring us or our PRC subsidiary and affiliated entities to restructure the relevant ownership structure or operations; or

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  restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.

          The imposition of any of these penalties could have a material adverse effect on our business.

We rely on contractual arrangements with our VIE and its shareholders for substantially all of our China operations, which may not be as effective as direct ownership in providing operational control.

          We have relied and expect to continue to rely on contractual arrangements with our VIE and its shareholders to operate our education business. For a description of these contractual arrangements, see "Our History and Corporate Structure — Contractual Arrangements." These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE and its subsidiaries. If we had direct ownership of our VIE and its subsidiaries, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE and its subsidiaries, which could then effect changes, subject to any applicable fiduciary duties, at the management level.

We may have to incur significant cost to enforce, or may not be able to effectively enforce, the contractual arrangements with our VIE and its shareholders in the event of a breach or non-compliance by our VIE or its shareholders.

          If our VIE or any of its shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and expend significant resources to enforce such arrangements. We may also rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief and claiming damages, but these remedies may not be effective. For example, provided that the then-applicable laws permit, if the shareholders of our VIE were to refuse to transfer their equity interest in the VIE to us or our designee when we exercise the call option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal action to compel them to fulfill their contractual obligations.

          In addition, these contractual arrangements, including the Amended and Restated Exclusive Technology Consulting and Management Service Agreement, the Pledge Agreement, the Amended and Restated Exclusive Purchase Right Contract and the related powers of attorney, are governed by PRC law and all but the powers of attorney provide for the resolution of disputes through arbitration before the China International Economic and Trade Arbitration Center, or CIETAC, in Beijing. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes arising from these arrangements would be resolved through arbitration before CIETAC or, in the case of disputes arising from the powers of attorney, through litigation in the PRC, in each case in accordance with PRC legal procedures. The legal environment in the PRC may not be as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Furthermore, although CIETAC may award the same type of relief to the prevailing party in an arbitration proceeding as that granted by a court in a civil action, CIETAC does not have the authority to enforce arbitral awards. In the event that we prevail in an arbitration proceeding before CIETAC, we may nevertheless have to apply to a PRC court for the enforcement of the arbitral award relating to the contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our affiliated entities, and our ability to conduct our business would be materially and adversely affected.

Certain shareholders of our VIE may have potential conflicts of interest with us, which may harm our business and financial condition.

          Currently, our VIE's shareholders are substantially the same as the beneficial owners of our shares. Certain shareholders of our VIE also are directors and/or employees of our company. However, these individual shareholders' beneficial ownership in our company will be diluted upon the completion of this offering. In addition, if any of these individual shareholders, will participate in this offering by selling a portion of our shares they own, these individual shareholders' aggregate interest in our company will further decrease. As a result, these individual shareholders' legal interest in Xueda Information will not be completely aligned with their interest in our company upon the completion of this offering and conflicts of interest between their dual roles may arise. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that conflicts of interest will be resolved in our favor. In addition, these individuals may breach or cause our VIE or its subsidiaries to breach or refuse to renew existing contractual arrangements that allow us to effectively control our VIE and its subsidiaries and to receive economic benefits from them. We are unaware of any actual conflicts of interest encountered by U.S.-listed public companies doing business in China with a similar corporate and ownership structure to ours. Currently, we do not have existing arrangements to address such potential conflicts of interest between these individuals and our company. We rely on those of our VIE's shareholders who are also our directors to abide by the laws of the Cayman Islands and China, both of which provide that directors owe a fiduciary duty to the company, which requires them to act in good faith and in the best interests of the company and not to use their positions for personal gain. If we cannot resolve any conflicts of interest or disputes between us and the beneficial owners of our VIE, we would have to rely on legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

The contractual arrangements our PRC subsidiary has entered into with our VIE and its shareholders may result in adverse tax consequences to us; such arrangements may be subject to scrutiny by the PRC tax authorities and a finding that we or our VIE and its shareholders owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

          Under PRC laws and regulations, arrangements and transactions among related parties should be priced on an arm's-length basis and may be subject to audit or challenge by PRC tax authorities. We could face material adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between Xuecheng Century and our VIE and its shareholders do not represent an arm's-length price and adjust our VIE's income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in, for PRC tax purposes, increased tax liabilities for our VIE. In addition, the PRC tax authorities may require us to disgorge our prior tax benefits or pay additional taxes for prior tax years and impose late payment fees and other penalties on our VIE and its subsidiaries for underpayment of prior taxes. Similar contractual arrangements have been used by many other overseas-listed China-based companies and, to our knowledge, the PRC tax authorities have not imposed any material penalties on those companies to date. However, we cannot assure you that such penalties will not be imposed on us in the future and we are not able to assess with any degree of certainty the likelihood or remoteness of regulatory authorities implementing the relevant laws and regulations in a way that would materially and adversely affect our business. Our consolidated net income may be materially and adversely affected if our VIE's and its subsidiaries' tax liabilities increase or if our VIE or its subsidiaries are found to be subject to additional taxes, late payment fees or other penalties.

Our VIE and its subsidiaries may be subject to significant limitations on their ability to sponsor and operate private tutoring schools or make payments to related parties or otherwise be materially and adversely affected by changes in PRC laws and regulations.

          The principal regulations governing private education in China are The Law for Promoting Private Education (2003) and The Implementation Rules for the Law for Promoting Private Education (2004), or PE Implementation Rules. Under these laws and regulations, a private school may elect to be a school that does not distribute reasonable returns or a school that distributes reasonable returns. As of June 30, 2010, 43 of our 45 schools were registered as private schools that distribute reasonable returns, and the remaining two of our schools were registered as schools that do not distribute reasonable returns.

          At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrading of educational equipment. In the case of a private school that distributes reasonable returns, this amount may not be less than 25% of the annual net income of the schools, while in the case of a private school that does not distribute reasonable returns, this amount should be equivalent to no less than 25% of the annual increase of net assets of the school as determined in accordance with generally accepted accounting principles in the PRC.

          All of the private tutoring schools controlled by our VIE and its respective subsidiaries currently comply with the existing laws and regulations regarding the allocation of their development funds. A private school that distributes reasonable returns must publicly disclose such election and additional information required under the regulations. A private school should consider factors such as the school's tuition fees, ratio of the funds used for education-related activities to the course fees collected, admission standards and educational quality when determining the percentage of the school's net income that would be distributed to the investors as reasonable returns. However, none of the current PRC laws and regulations provides a formula or guidelines for determining "reasonable returns."

          In addition, none of the current PRC laws and regulations sets forth different requirements or restrictions on a private school's ability to operate its education business based on such school's status as a school that requires reasonable returns or a school that does not require reasonable returns. New laws or regulations might be adopted to:

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  impose significant limitations on the ability of our private tutoring schools to operate their business, charge course fees or make payments to related parties; or

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  specify the formula for calculating "reasonable returns."

          We cannot predict the timing and effects or assess the likelihood or remoteness, of any such amendments or new laws and regulations. Changes in PRC laws and regulations governing private education or otherwise affecting our VIE's and its subsidiaries' operations could have a material adverse effect on our business, prospects and results of operations.

If our VIE or any of its subsidiaries becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by our VIE or any of its subsidiaries, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenue and the market price of our ADSs.

          We currently conduct our operations in China through contractual arrangements with our VIE and its shareholders and subsidiaries. As part of these arrangements, our VIE and its subsidiaries hold some of the assets that are important to the operation of our business. If any of these entities goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our VIE or any of its subsidiaries undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of our ADSs.

Risk Factors Relating to Doing Business in China

Our operations may be adversely affected by changes in China's political, economic and social conditions.

          Currently, all of our operations are conducted in China, and all of our revenues are derived from China. Accordingly, our business, financial condition, results of operations, prospects and certain transactions we may undertake are subject, to a significant extent, to political, economic and social developments in China.

          The PRC economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, foreign exchange control and allocation of resources. Although the PRC economy has been transitioning from a planned economy to a more market-oriented economy since the late 1970s, the PRC government continues to exercise significant control over China's economic growth through allocating resources, controlling the incurrence and payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Our results of operations and financial condition may be materially and adversely affected by a tightening or other changes of these policies and controls.

          China's social and political conditions are also not as stable as those of the United States and other developed countries. Any sudden changes to China's political system or the occurrence of widespread social unrest could have material adverse effects on our business and results of operations.

          In addition, while the Chinese economy has experienced significant growth in the past several decades, growth has been uneven, both geographically and among various sectors of the economy. Demand for our services depends, in large part, on economic conditions in China. Any slowdown in China's economic growth may cause our potential customers to delay or cancel their plans to purchase our services, which in turn could reduce our revenue.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our Hong Kong subsidiary may not qualify to enjoy the treaty benefits.

          Under the EIT Law and the EIT Implementation Rules, the profits of a foreign invested enterprise generated in 2008 and onwards which are distributed to its immediate holding company outside the PRC will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate may be lowered to 5% if a Hong Kong resident enterprise owns over 25% of a PRC company. Our PRC subsidiary is currently wholly-owned by our

Hong Kong subsidiary. However, the 5% withholding tax rate does not automatically apply and approvals from competent local tax authorities are required before an enterprise can enjoy any benefits under the relevant taxation treaties. Moreover, according to the Notice of the State Administration of Taxation on Issues regarding the Administration of the Dividend Provision in Tax Treaties promulgated on February 20, 2009, for a tax treaty to be applicable, certain requirements must be satisfied, including: (1) the taxpayer must be the beneficial owner of the relevant dividends; (2) for corporate recipients to enjoy the favorable tax treatment under the tax treaty as direct owners of a PRC enterprise, such corporate recipients must satisfy the direct ownership thresholds at all times during the 12 consecutive months preceding the receipt of the dividends. On August 24, 2009, the State Administration of Taxation issued the Administrative Measures for Non-resident Enterprises to Enjoy Treatments under Tax Treaties (For Trial Implementation), which became effective on October 1, 2009, requiring non-resident enterprises to obtain an approval from the competent tax authority in order to enjoy the treatments under tax treaties. Further, the State Administration of Taxation promulgated the Notice on How to Understand and Recognize the "Beneficial Owner" in Tax Treaties on October 27, 2009, which limits the "beneficial owner" to individuals, enterprises or other organizations normally engaged in substantive operations, and set forth certain adverse factors on the recognition of such "Beneficial Owner." Our PRC subsidiary has not yet applied for such approvals because it has not declared or paid dividends, and does not intend to declare or pay dividends. Our PRC subsidiary will apply for such approvals when it intends to declare and pay dividends. There is no assurance that the PRC tax authorities will approve the 5% withholding tax rate on dividends received by our subsidiary in Hong Kong from our PRC subsidiary.

Under the EIT Law, we may be classified as a "resident enterprise" of China. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders.

          Under the EIT Law and the EIT Implementation Rules, an enterprise established outside of the PRC with "de facto management bodies" within the PRC is considered a resident enterprise and is subject to enterprise income tax at the rate of 25% on its global income. The EIT Implementation Rules define the term "de facto management bodies" as "establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise." The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore incorporated enterprise is located in China. However, Circular 82 applies only to offshore enterprises controlled by PRC enterprises, not those invested in by PRC individuals, like our company. Currently there are no further detailed rules or precedents applicable to us governing the procedures and specific criteria for determining "de facto management body" for the company of our type. If the PRC authorities were to subsequently determine, or any future regulation provides, that we should be treated as a PRC resident enterprise, we would be subject to a 25% enterprise income tax on our global income, which will significantly increase our tax burden and could materially and adversely affect our financial condition and results of operations.

          Therefore, if we are regarded as a PRC resident enterprise, the amount of dividends, if any, we may pay to our shareholders and ADS holders may be decreased, although dividends distributed from our PRC subsidiary, Xuecheng Century, to us could be exempted from the PRC dividend withholding tax, since such income is exempted under the EIT Law and the EIT Implementation Rules to a PRC resident recipient. If we are considered a PRC resident enterprise for enterprise income tax purposes, dividends we pay with respect to our ADSs or ordinary shares may be considered income derived from sources within the PRC and subject to PRC withholding tax of 10%. In addition, non-PRC shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the

PRC. It is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their tax residence and the PRC in the event that we are considered as a PRC resident enterprise.

The enforcement of the Labor Contract Law and other labor-related regulations in China may adversely affect our business and our results of operations.

          On June 29, 2007, the National People's Congress of China enacted the Labor Contract Law, which became effective on January 1, 2008. Compared to the laws that it replaced, the Labor Contract Law establishes more restrictions and increases costs for employers to dismiss employees under certain circumstances, including specific provisions related to fixed-term employment contracts, non-fixed-term employment contracts, task-based employment, contract-based employment, probation, consultation with the labor union and employee representative's council, employment without a contract, dismissal of employees, compensation upon termination and for overtime work and collective bargaining. According to the Labor Contract Law, unless otherwise provided by law, an employer is obliged to sign a labor contract with a non-fixed term with an employee if the employer continues to hire the employee after the expiration of two consecutive fixed-term labor contracts or if the employee has worked for the employer for ten consecutive years. Severance pay is required if a labor contract expires without renewal because the employer refuses to renew the labor contract or provides less favorable terms for renewal. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from five to 15 days, depending on the number of years the employee has worked for the employer. Employees who waive such vacation time at the request of employers are entitled to compensation equal to three times their regular daily salary for each waived vacation day. As a result of these new measures designed to enhance labor protection, our labor costs have increased and could further increase, which may adversely affect our business and our results of operations. In addition, the PRC government in the future may enact further labor-related legislation that increases our labor costs and restricts our operations.

The PRC legal system embodies uncertainties which could limit the legal protections available to you and us.

          As our main operating entities and a substantial majority of our assets are located in China, PRC laws and the PRC legal system in general may have a significant impact on our business operations. Although China's legal system has developed over the last several decades, PRC laws, regulations and legal requirements remain underdeveloped relative to those of the United States. Moreover, PRC laws and regulations change frequently and their interpretation and enforcement involve uncertainties. For example, the interpretation or enforcement of PRC laws and regulations may be subject to government rules or policies, some of which are not published on a timely basis or at all. In addition, the relative inexperience of China's judiciary in some cases may add to the uncertainty as to the outcome of litigation. These uncertainties could limit our ability to enforce our legal or contractual rights or otherwise adversely affect our business and operations. Furthermore, due to the existence of unpublished rules and policies, and since newly issued PRC laws and regulations may have a retroactive effect, we may not be aware of our violation of certain PRC laws, regulations, policies or rules until after the fact.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

          Because currently all of our revenue is denominated in RMB, restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund any business activities we may have outside China in the future or to make dividend payments to our shareholders and ADS holders in U.S. dollars. The principal regulation governing foreign currency exchange in China is the Foreign Exchange Administration Rules (1996), as amended. Under these rules, RMB is freely convertible for current account items, such as trade and service-related foreign exchange transactions and dividend distributions, but not for direct investment, or loan or investment in securities outside China unless the prior approval of China's State Administration of Foreign Exchange, or SAFE, is obtained. Although the PRC government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our subsidiary's capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of SAFE. These limitations could affect our ability to obtain foreign exchange for capital expenditures.

          Our VIE and its subsidiaries generate revenues in RMB. We receive substantially all of our VIE's and its subsidiaries' economic benefits in the form of service fees they pay to our PRC subsidiary in RMB pursuant to the contractual arrangements. As we do not own any equity interest in our VIE and its subsidiaries, we do not receive any dividends or other direct distributions from them. If and when our PRC subsidiary declares and pays dividends to Xueda Hong Kong, by virtue of its status as a wholly-foreign owned enterprise, it will be permitted under applicable regulations to convert the RMB dividends into a foreign currency and remit to its shareholder outside of the PRC. See "Regulations — Regulations on Dividend Distribution" for additional requirements for distribution of dividends by a wholly-foreign owned enterprise. In addition, in the event that our PRC subsidiary liquidates, proceeds from the liquidation may be converted into foreign currency and distributed outside of China to Xueda Hong Kong. The shareholders of our VIE have undertaken to distribute the proceeds from liquidation of our VIE, if any, to our PRC subsidiary. Our PRC subsidiary then may distribute such proceeds to us after converting them into foreign currency and remit them outside of China in the form of dividends or other distributions to us. Once remitted outside of the PRC, dividends and proceeds from liquidation paid to us will not be subject to further restrictions under PRC regulations with respect to its further transfer or use.

          Other than the above distributions by and through our PRC subsidiary expressly permitted to be made without the necessity to obtain further approvals, any direct conversion of the RMB-denominated revenue generated by our VIE and its subsidiaries for direct investment, loan or investment in securities outside China will be subject to the limitations discussed above. We do not anticipate the need to directly convert other RMB-denominated revenue for these purposes as we expect to rely on such permitted distributions by and through our PRC subsidiary to meet our future cash needs. However, we cannot assure you that such a need will not arise in the future as a result of unexpected future circumstances. To the extent we need to convert and use any RMB-denominated revenue generated by our VIE and its subsidiaries not paid to our PRC subsidiary and by our PRC subsidiary not declared and paid as dividends, the limitations discussed above will restrict the convertibility of, and our ability to directly receive and use such revenue. As a result, our business and financial condition may be adversely affected.

          We cannot be certain that the PRC regulatory authorities will not impose more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions.

A failure by our shareholders or beneficial owners who are PRC citizens or residents in China to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities or subject us to liability under PRC laws, which could adversely affect our business and financial condition.

          In October 2005, SAFE issued the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 75 states that PRC citizens or residents must register with the relevant local SAFE branch or central SAFE in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must amend their SAFE registrations when the offshore special purpose company undergoes material changes relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees or other material events. Since May 2007, SAFE has issued guidance to its local branches regarding the operational procedures for such registration, including the new guidance issued by SAFE in 2009, which provides more specific and stringent requirements on the registration relating to SAFE Circular 75. The guidance imposes obligations on onshore subsidiaries of the offshore special purpose company to coordinate with and supervise the beneficial owners of the offshore entity who are PRC citizens or residents to complete the SAFE registration process. While we believe that our beneficial owners who are known to us to be PRC residents are currently in compliance with SAFE Circular 75, if any of our beneficial owners fails to comply with SAFE Circular 75, our onshore subsidiary, Xuecheng Century, is required to report the non-compliance to the local branch of SAFE. Failure to comply with the registration procedures may also result in restrictions on the relevant onshore entity, including restrictions on the payment of dividends and other distributions to its offshore parent or affiliate and restrictions on the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under the PRC foreign exchange administration regulations.

Fluctuations in the value of the RMB may have a material adverse effect on your investment.

          The change in value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China's political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the revised policy, which was suspended in 2008 due to the worldwide financial crisis, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. In June 2010, the PRC government announced its intentions to again allow the RMB to fluctuate within the 2005 parameters. Between July 21, 2005 and December 31, 2009, there has been an approximately 21% appreciation of the RMB against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant adjustment of the RMB against the U.S. dollar.

          Any significant revaluation of the RMB may have a material adverse effect on the value of, and any dividends payable on, our ADSs in foreign currency terms. More specifically, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. To the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Consequently, appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

A failure to comply with PRC regulations regarding the registration of shares and share options held by our employees who are PRC citizens may subject such employees or us to fines and legal or administrative sanctions.

          Pursuant to the Implementation Rules of the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Rules promulgated by SAFE on January 5, 2007, and the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals' Participation in Employee Share Incentive Plans and Employee Stock Option Plans of Overseas

Listed Companies issued by SAFE on March 28, 2007, PRC citizens who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or other qualified PRC agents, to file with the applicable local branch of SAFE and complete certain other procedures related to the share option or other share incentive plan. In addition, the overseas-listed company or its PRC subsidiary or other qualified PRC agent is required to appoint an asset manager or administrator and a custodian bank, and open special foreign currency accounts to handle transactions relating to the share option or other share incentive plan. Under the Foreign Exchange Administration Rules (1996), as amended, the foreign exchange proceeds of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by SAFE. However, the implementation rules in respect of depositing the foreign exchange proceeds abroad have not been issued by SAFE. Currently, the foreign exchange proceeds from the sales of stock or dividends distributed by the overseas-listed company can be converted into RMB or transferred to such individuals' foreign exchange savings account after the proceeds have been remitted back to the special foreign currency account opened at a PRC domestic bank. In the case of an exercise of the options on a non-cash basis, PRC citizens are required to remit the proceeds to special foreign currency accounts. We and our PRC citizen employees who have been granted share options, or PRC option holders, will be subject to these rules upon the listing and trading of our ADSs on the New York Stock Exchange, or the NYSE. If we or our PRC option holders fail to comply with these rules, we or our PRC option holders may be subject to fines and legal or administrative sanctions. See "Regulations — Regulations on Foreign Exchange."

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds we receive from this offering, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

          In utilizing the proceeds we receive from this offering in the manner described in "Use of Proceeds," as an offshore holding company of our PRC subsidiary, we may make loans to our PRC subsidiary, or we may make additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary or consolidated PRC affiliated entities are subject to PRC regulations and approvals or registration. For example, loans by us to our PRC subsidiary to finance its activities cannot exceed statutory limits and must be registered with SAFE or its local counterparts. In addition, loans by us to our VIE and its subsidiaries, which are domestic PRC entities must be approved by the relevant government authorities and must also be registered with SAFE or its local counterparts. Any capital contribution to our PRC subsidiary and VIE are subject to the approvals of MOFCOM or its local counterparts. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to our PRC subsidiary. If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

          In addition, on August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign-invested company of its capital contribution in foreign currency into RMB. The notice requires that the capital of a foreign-invested company settled in RMB and converted from foreign currencies may be used only for purposes within the business scope stated on the business license of the company and, unless otherwise permitted by other regulations, may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the capital of a foreign-invested company settled in RMB and converted from foreign currencies. The use of such RMB capital may not be changed without SAFE's approval and may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, including the substantial fines set forth in the Foreign Exchange Administration Rules (1996), as amended.

          As stated on its business license, Xuecheng Century's scope of business is the research, development and design of computer software and hardware, network technologies, communication technologies and products; the provision of technology transfer, technology services, technology consulting, training in computer technologies related to these products; as well as the sale of proprietary products. We currently expect that a substantial portion of the proceeds of this offering we expect to receive will be used by Xuecheng Century to meet its working capital needs and for general corporate expenses in connection with its business expansion through providing better support to the operations of our VIE and its subsidiaries. Specifically, Xuecheng Century will make substantial investments to improve our operating platform and technology infrastructure. Xuecheng Century will also make significant investments in developing and offering new services and products to our students through our VIE and its subsidiaries to enhance our tutoring services. In addition, Xuecheng Century will enhance its services to our VIE and subsidiaries through establishing operations in selected locations where our VIE and its subsidiaries operate their business and providing other services as needed. These uses of proceeds are for purposes within the business scope of Xuecheng Century. Meanwhile, we believe that our VIE will have adequate cash from its operations to support its own operation and expansion. Therefore, we do not expect to transfer any significant amount of the proceeds of this offering we expect to receive to our VIE or its subsidiaries. However, to the extent we need to transfer any proceeds of this offering to our VIE or its subsidiaries through our PRC subsidiary, Circular 142 may significantly limit our ability to do so. In such an event, we may have to obtain external financing for our VIE or its subsidiaries. We cannot assure you that we will have timely access to such funding on reasonable terms, in a sufficient amount, or at all.

Restrictions under PRC law on our PRC subsidiary's ability to make dividend payments and other distributions could materially and adversely affect our ability to make investments or acquisitions, pay dividends or other distributions to you, and otherwise fund and conduct our other businesses.

          We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders or meet other potential future cash needs, we will rely on dividend payment and other distributions made by our PRC subsidiary. As of the date of this prospectus, our PRC subsidiary has not paid any dividend to us. Although we believe our PRC subsidiary has the ability to pay dividends to us upon our request, we do not expect to request dividends from our PRC subsidiary in the near future because we plan to have our PRC subsidiary retain all its accumulated profits for its own business operation and expansion. PRC regulations restrict the ability of our PRC subsidiary to make dividends and other payments to its offshore parent company. PRC legal restrictions permit payments of dividends by our PRC subsidiary only out of its accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our PRC subsidiary is also required under PRC laws and regulations to allocate at least 10% of its annual after-tax profits determined in accordance with PRC accounting standards to a statutory reserve fund until the cumulative amount in such fund reaches 50% of the company's registered capital. Our PRC subsidiary currently has a registered capital of $420,000 and is in compliance with all applicable PRC laws and regulations relating to the allocation of statutory funds. Allocations to this statutory fund can only be used for specific purposes and are not transferable to us in the form of loans, advances or dividends. Our PRC subsidiary was established in 2009 and did not realize any after-tax profits in 2009 and, therefore, no such allocation was required. As of June 30, 2010, our PRC subsidiary recorded after-tax profits but had not yet allocated any amount to these statutory reserve funds for 2010 because such allocation is required to be made on an annual basis. As a result, not all funds of our PRC subsidiary are available to us and our access to such funds is restricted. These and any other limitations on the ability of our PRC subsidiary to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends and otherwise fund and conduct our business.

We may be required to obtain prior approval of the China Securities Regulatory Commission, or CSRC, of the listing and trading of our ADSs on the NYSE.

          On August 8, 2006, six PRC regulatory authorities, including MOFCOM, the State Assets Supervision and Administration Commission, the State Administration of Taxation, the State Administration of Industry and Commerce, or the SAIC, the CSRC and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Regulations, which became effective on September 8, 2006 and were amended on June 22, 2009. These regulations, among other things, include provisions that purport to require that an offshore special purpose vehicle, or SPV formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, must obtain the approval of the CSRC prior to the listing and trading of such SPV's securities on an overseas stock exchange, including the case where the SPV acquires shares of or equity interests in the PRC companies in exchange for the shares of offshore companies. The application of the M&A Regulations is subject to interpretation. On December 14, 2006, the CSRC published procedures regarding its approval of overseas listings by SPVs. The CSRC approval procedures require the filing of a number of documents with the CSRC, and it would take several months to complete the approval process.

          Under the M&A Regulations, "mergers and acquisitions of domestic enterprises by foreign investors" refers to a situation where a foreign investor purchases by agreement the equity interests of a domestic non-foreign-invested enterprise, or a domestic company, or subscribes to the increased capital of a domestic company, and thus changes the domestic company into a foreign-invested enterprise; where a foreign investor establishes a foreign-funded enterprise, through which the foreign investor purchases by agreement the assets of a domestic enterprise and operates its assets; or where a foreign investor purchases by agreement the assets of a domestic enterprise, and then invests such assets to establish a foreign-funded enterprise to operate the assets.

          While the exact perimeters of the M&A Regulations remain unclear, based on the advice of our PRC counsel, Commerce & Finance Law Offices, because the M&A Regulations only apply to transactions involving "mergers and acquisitions of domestic enterprises by foreign investors," we believe that (i) the M&A Regulations are not applicable to our corporate restructuring in 2009 and 2010 and (ii) CSRC approval is not required in the context of this offering, for the following reasons: (a) we established our PRC subsidiary by means of direct investment, not through merger or acquisition of any PRC domestic companies and (b) we control our VIE and its subsidiaries through contractual arrangements, not through "mergers and acquisitions of domestic enterprises by foreign investors" as defined under the M&A Regulations. However, we cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel did. If the CSRC or another PRC regulatory body subsequently determines that we need to obtain the CSRC's approval for this offering either by interpretation, clarification or amendment of the M&A Regulations or by any new rules, regulations or directives or in any other ways promulgated after the issuance date of the legal opinion of our PRC counsel, we may face sanctions by the CSRC or other PRC regulatory agencies. In such an event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operations in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby.

The M&A Regulations established more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisition in China.

          The M&A Regulations established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Complying with the requirements of the M&A Regulations in such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could adversely affect our ability to grow our business through acquisitions in China.

Risk Factors Relating to Our ADSs and This Offering

An active trading market for our ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

          Prior to this offering, there has been no public market for our ADSs or our ordinary shares underlying the ADSs. If an active public market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs may be adversely affected. Our ADSs have been approved for listing on the NYSE. A liquid public market for our ADSs may not develop. The initial public offering price for our ADSs will be determined by negotiation between us and the underwriters based upon several factors, including prevailing market conditions, our historical performance, estimates of our business potential and earnings prospects and the market valuations of similar companies. The price at which the ADSs are traded after this offering may decline below the initial public offering price, meaning that you may experience a decrease in the value of your ADSs regardless of our operating performance or prospects. In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management, and, if adversely determined, could have a material adverse effect on our results of operations.

Future sales or perceived sales of our ADSs or ordinary shares by existing shareholders or option holders could cause our ADSs' price to decline.

          If our existing shareholders sell, indicate an intention to sell, or are perceived to intend to sell, substantial amounts of our ordinary shares in the public market after the 180-day contractual lock-up period and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our ordinary shares could decline. Upon the closing of this offering and the investment by Warburg Pincus in our ordinary shares, we will have 134,299,640 outstanding ordinary shares, including 7,124,000 ordinary shares issued and offered by us to Warburg Pincus in connection with its investment in our ordinary shares, or 138,328,640 outstanding ordinary shares if the underwriters exercise in full their option to purchase additional ADSs. Of these shares, only ADSs sold in this offering will be freely tradable, without restriction, in the public market. The representative of the underwriters may, in its sole discretion, permit our officers, directors, employees and current option holders and shareholders to sell shares prior to the expiration of the lock-up agreements. After the lock-up agreements pertaining to this offering expire (180 days or more from the date of this prospectus), all of our outstanding shares will be eligible for sale in the public market, but they will be subject to volume limitations under Rule 144 under the Securities Act. In addition, an additional                                        o rdinary shares subject to outstanding options under our share incentive plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our ordinary shares could decline.

Because the initial public offering price is substantially higher than our pro forma net tangible book value per ADS, you will incur immediate and substantial dilution.

          If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately $6.42 per ADS (assuming the conversion of all outstanding convertible preferred shares into ordinary shares and no exercise of outstanding options to acquire ordinary shares), representing the difference between our pro forma net tangible book value per ADS as of June 30, 2010 (after giving effect to this offering and the issuance and sale of ordinary shares to Warburg Pincus in connection with the investment by Warburg Pincus in our ordinary shares) and the assumed initial public offering price of $8.25 per ADS (the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus). In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of outstanding share options. Substantially all of the ordinary shares issuable upon the exercise of currently outstanding share options will be issued at a purchase price on a per ADS basis that is less than the initial public offering price per ADS in this offering.

We may need additional capital, and the sale of additional ADSs or other equity securities would result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations, and the related covenants could restrict our operations and business activities.

          We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the near future. We may, however, require additional cash resources due to changed business conditions or other future developments. If our internal resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and may result in operating and financing covenants that would restrict our operations or our ability to pay dividends. Our ability to raise additional funds in the future is subject to a variety of uncertainties, including:

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  our future financial condition, results of operations and cash flows;

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  general market conditions for capital raising activities; and

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  economic, political and other conditions in China and elsewhere.

          We cannot assure you that, if we need additional cash, financing will be available in amounts or on terms acceptable to us, if at all.

Compliance with rules and requirements applicable to public companies will increase our administrative costs, and any failure by us to comply with such rules and requirements could negatively affect investor confidence in us and cause the market price of our ADSs to decline.

          Upon completion of this offering, we will become a public company in the United States. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 and various other applicable U.S. laws and regulations, as well as rules and regulations implemented by the SEC and the NYSE, have required significant additional corporate governance and internal compliance practices to be implemented by public companies. We expect these rules and regulations to increase our legal, accounting and financial compliance costs significantly and to make certain corporate activities more time-consuming and costly. Complying with these rules and requirements may be especially difficult and costly for us because we may have difficulty hiring sufficient personnel in China with experience and expertise relating to U.S. GAAP, U.S. public company reporting requirements and various U.S. laws and regulations applicable to us, and such personnel may command higher salaries than those similarly experienced personnel would earn in the United States. If we cannot employ sufficient personnel to ensure compliance with these rules and regulations, we may need to rely more on outside legal, accounting and financial experts, which may be very costly. In addition, we will incur additional costs associated with our public company reporting requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. If we fail to comply with these rules and requirements, or are perceived to have weaknesses with respect to our compliance, we could become the subject of governmental enforcement investigations or actions, and investor confidence could be negatively impacted and the market price of our ADSs could decline.

Many of the corporate governance rules promulgated by the NYSE will not apply to us so long as we qualify as a foreign private issuer, and there may be significant differences between our corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE.

          As a foreign private issuer, we will be permitted to follow corporate governance practices in accordance with Cayman Islands law in lieu of most of the NYSE corporate governance rules in the NYSE Listed Company Manual, or the NYSE Standards. For example, the NYSE Standards require U.S. domestic issuers to have a nominating/corporate governance committee composed entirely of independent directors. We will not be subject to this requirement, and we do not intend to establish a nominating/corporate governance committee. We believe that the composition of our board and its committees and their respective duties and responsibilities are otherwise generally responsive to the relevant NYSE Standards applicable to U.S. domestic issuers. However, the charters for our audit and compensation committees may not address all aspects of the NYSE Standards applicable to U.S. domestic issuers. For example, the NYSE Standards require compensation committees of U.S. domestic issuers to produce a compensation committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We are not subject to this requirement, and we have not addressed this in our compensation committee charter. The NYSE Standards require shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans. We intend to comply with the requirements of Cayman Islands law in determining whether shareholder approval is required.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. holders.

          Based on the nature of our business and the projected composition of our income and valuation of our assets, including goodwill, and although it is not entirely clear how the contractual arrangements between us and our affiliated consolidated entities will be treated for purposes of the passive foreign investment company, or PFIC, rules, we do not believe we were a PFIC for our most recent taxable year, and do not expect to be a PFIC for 2010 or in any future year, although there can be no assurance in this regard. If we are a PFIC, United States Holders, as defined under "Taxation — United States Federal Income Tax Consequences," of our ordinary shares or ADSs may be subject to increased tax liabilities under United States federal income tax laws and regulations and will be subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year we will be classified as a PFIC for United States federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) by value in that taxable year which produce or are held for the production of passive income is at least 50%. The calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See "Taxation — United States Federal Income Tax Consequences — Passive Foreign Investment Company." We cannot assure you that we were not a PFIC for our most recent taxable year, and will not be a PFIC for 2010 or any future taxable year. As the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status.

You may not be able to participate in rights offerings and may experience dilution of your holdings in relation to any such offerings.

          We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary may not make the rights available to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

Our results of operations may fluctuate, which makes our financial results difficult to forecast and could cause our results to fall short of expectations.

          Our results of operations may fluctuate as a result of a number of factors, many of which are outside of our control. As a result, comparing our results of operations on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual net revenues and costs and expenses as a percentage of net revenues may be significantly different from our historical or projected rates. Our quarterly and annual net revenues and gross margins may fluctuate due to a number of factors, including:

  •
  expansion and related costs in a given period;

  •
  seasonality associated with the academic calendar with decreased net revenues specifically during Chinese New Year and over the summer;

  •
  our ability to reduce our costs as a percentage of our net revenues; and

  •
  increased competition.

          Our ADSs could be subject to significant price volatility should our earnings fail to meet the expectations of the investment community. Any of these events could cause the price of our ADSs to fall.

The trading price of our ADSs may be volatile, which could result in substantial losses to investors.

          The trading price of our ADSs may be volatile and could fluctuate widely in response to factors other than our results of operations, such as external factors beyond our control. Factors such as announcements of new business initiatives by us or by our competitors, recruitment or departure of key personnel, changes in the estimates of our financial results or changes in the recommendations of any securities analysts electing to follow our securities or the securities of our competitors could cause the market price for our ADSs to change substantially. At the same time, securities markets may from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, in late 2008 and early 2009, the securities markets in the United States, China and other jurisdictions experienced the largest decline in share prices since September 2001. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

          In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes for our ADSs. In recent years, a number of PRC companies have listed their securities, or are in the process of preparing for listing their securities, on U.S. stock markets. Some of these companies have experienced significant volatility in the prices of their securities, including significant price declines in connection with their initial public offerings. The trading performances of these PRC companies' securities at the time of or after their offerings may affect the overall investor sentiment towards PRC companies listed in the United States and consequently may impact the trading performance of our ADSs. These broad market and industry factors may significantly affect the market price and volatility of our ADSs, regardless of our actual operating performance. Any of these factors may result in large and sudden changes in the trading volume and price for our ADSs.

Anti-takeover provisions in our charter documents may discourage a third party from acquiring us, which could limit our shareholders' opportunities to sell their shares at a premium.

          Our third amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change-of-control transactions. For example, our board of directors will have the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preferred shares could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if our board of directors issues preferred shares, the market price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be adversely affected. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

          Our corporate affairs are governed by our third amended and restated memorandum and articles of association, as amended from time to time, the Cayman Islands Companies Law (2009 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

          The Cayman Islands courts are unlikely:

  •
  to recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

  •
  to entertain original actions brought against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

          There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the Cayman Islands will generally recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment; (ii) such courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands. You should also read "Description of Share Capital — Differences in Corporate Law" for some of the differences between the corporate and securities laws in the Cayman Islands and the United States.

You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in the Cayman Islands, because we conduct a majority of our operations in China and because the majority of our directors and officers reside outside the United States.

          We are incorporated in the Cayman Islands and conduct our operations primarily in China. A substantial majority of our assets are located outside the United States and most of our directors and officers reside outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see "Enforcement of Civil Liabilities."

          Unlike many jurisdictions in the United States, Cayman Islands law does not specifically provide for shareholder appraisal rights on a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the offeror give you additional consideration if you believe the consideration offered is insufficient.

          Shareholders of Cayman Islands exempted companies such as us have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our amended and restated articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

          As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Your ability to protect your rights as shareholders through the U.S. federal courts may be limited because we are incorporated under Cayman Islands law.

          Cayman Islands companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a U.S. federal court may be limited to direct shareholder lawsuits.

We have not determined a specific use for the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

          We have not determined a specific use for the net proceeds of this offering. Our management will have considerable discretion in the application of these proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate or other purposes with which you do not agree or that do not improve our profitability or increase our ADS price. The net proceeds from this offering may also be placed in investments that do not produce income or that lose value.

The voting rights of holders of ADSs are limited in several significant ways by the terms of the deposit agreement.

          Holders of our ADSs may only exercise their voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from a holder of ADSs in the manner set forth in the deposit agreement, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. Under our third amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders' meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter at the meeting. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote, and you may lack recourse if your ordinary shares are not voted as you requested.

The depositary of our ADSs will, except in limited circumstances, grant to us a discretionary proxy to vote the ordinary shares underlying your ADSs if you do not instruct the depositary how to vote at shareholders' meetings, which could adversely affect your interests and the ability of our shareholders as a group to influence the management of our company.

          Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders' meetings if you do not instruct the depositary how to vote, unless:

  •
  we have failed to timely provide the depositary with our notice of meeting and related voting materials;

  •
  we have instructed the depositary that we do not wish a discretionary proxy to be given;

  •
  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

  •
  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

  •
  voting at the meeting is made on a show of hands.

          The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for holders of ADSs to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive distributions on our ordinary shares or any value for them if it is unlawful or impractical for us to make them available to you.

          The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration is required for such distribution. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is unlawful or impractical for us to make them available to you. These restrictions may have a material and adverse effect on the value of your ADSs.

You may be subject to limitations on the transfer of your ADSs.

          Your ADSs, represented by American depositary receipts, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we think or the depositary thinks it is necessary or advisable to do so in connection with the performance of its duty under the deposit agreement, including due to any requirement of law or any government or governmental body or under any provision of the deposit agreement.

FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Our Industry" and "Our Business." These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The forward-looking statements included in this prospectus relate to, among others:

  •
  our goals and strategies;

  •
  our prospects, business development, growth of our operations, financial condition and results of operations;

  •
  expected changes in our revenues and certain cost and expense items;

  •
  our ability to expand our service network, attract more students, increase course fees and improve existing or offer new services;

  •
  our planned use of proceeds;

  •
  fluctuations in general economic and business conditions in China;

  •
  competition in the education and tutoring markets in China; and

  •
  the expected increase in spending on education in China.

          You should read thoroughly this prospectus and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

          This prospectus also contains third-party data relating to the education market and sectors within that market in China, including projections based on a number of assumptions. The education market and sectors within that market may not grow at the rates projected by market data, or at all. The failure of this market or its sectors to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. Furthermore, if any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

          You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

          We estimate that we will receive net proceeds from this offering and the investment by Warburg Pincus in our ordinary shares of approximately $127.9 million after deducting underwriting discounts and the estimated offering expenses and placement fee payable by us and based upon an assumed initial offering price of $8.25 per ADS (the mid-point of the estimated public offering price range shown on the front cover of this prospectus). A $1.00 increase (decrease) in the assumed initial public offering price of $8.25 per ADS would increase (decrease) the net proceeds to us from this offering and the investment by Warburg Pincus in our ordinary shares by $15,945,040, after deducting the estimated underwriting discounts and commissions, estimated aggregate offering expenses and placement fee payable by us and assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

          We anticipate using the net proceeds of this offering we expect to receive as follows:

  •
  approximately $90.0 million for (i) the improvement of our operating platform and technology infrastructure, (ii) the development and offering of new services and products to our students through our VIE and its subsidiaries to enhance our tutoring services, and (iii) the enhancement of our PRC subsidiary's services to our VIE and subsidiaries through establishing operations in selected locations where our VIE and its subsidiaries operate their business and providing other services as needed; and

  •
  the balance for general corporate purposes.

          The foregoing represents our intentions as of the date of this prospectus with respect of the use and allocation of the net proceeds of this offering we expect to receive based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds of the offering. The occurrence of unforeseen events or changed business conditions may result in application of the proceeds of this offering we expect to receive in a manner other than as described in this prospectus.

          In utilizing the proceeds we expect to receive from this offering, we, as an offshore holding company, are permitted under PRC laws and regulations to provide funding to our PRC subsidiary and VIE through loans or capital contributions, subject to approval from or registration with relevant PRC government authorities. For an increase of registered capital of our PRC subsidiary, we need to receive approval from MOFCOM or its local counterparts, who will decide within 90 days after receiving the application documents. If we provide funding to our PRC subsidiary through loans, the total amount of such loans may not exceed the difference between its total investment as approved by the foreign investment authorities and its registered capital. Such loans should be registered with the SAFE which usually takes no more than 20 working days to complete. The cost of obtaining such approvals or completing such registration is minimal. We currently expect that a substantial portion of the proceeds of this offering will be used by our PRC subsidiary to meet its working capital needs and for general corporate expenses in connection with its business expansion, such as management cost, research and development expenses and other expenses in connection with the expansion of our business.

          See "Risk Factors — Risk Factors Relating to Doing Business in China — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds we receive from this offering, which could materially and adversely affect our liquidity and our ability to fund and expand our business."

DIVIDEND POLICY

          Since our inception, we have not declared or paid any dividends on our ordinary shares. We have no present plan to pay any dividends on our ordinary shares in the foreseeable future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

          Any future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See "Description of American Depositary Shares." Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

          We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders and ADS holders, we will rely on dividends distributed by our PRC subsidiary. Certain payments from our PRC subsidiary to us are subject to PRC taxes, such as withholding income tax. In addition, regulations in the PRC currently permit payment of dividends of a PRC company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China. Our PRC subsidiary is required to set aside at least 10% of its after tax profit based on PRC accounting standards every year to a statutory common reserve fund until the aggregate amount of such reserve fund reaches 50% of the registered capital of such subsidiary. Allocations to this statutory fund can only be used for specific purposes and are not transferable to the company's shareholders in the form of loans, advances or dividends. See "Risk Factors — Risk Factors Relating to Doing Business in China — Restrictions under PRC law on our PRC subsidiary's ability to make dividend payments and other distributions could materially and adversely affect our ability to make investments or acquisitions, pay dividends or other distributions to you, and otherwise fund and conduct our other businesses."

CAPITALIZATION

          The following table sets forth our capitalization as of June 30, 2010 presented on:

  •
  an actual basis;

  •
  a pro forma basis to give effect to the automatic conversion of all of our outstanding Series A1 and Series A2 preferred shares into ordinary shares upon closing of this offering; and

  •
  a pro forma, as adjusted basis to give effect to (i) the automatic conversion of all of our Series A1 and Series A2 preferred shares into 30,352,840 ordinary shares upon closing of this offering, and (ii) the issuance and sale of 26,860,000 ordinary shares in the form of ADSs offered hereby and the issuance and sale of 7,124,000 ordinary shares in connection with the investment by Warburg Pincus in our ordinary shares at an assumed initial public offering price of $8.25 per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, after deducting underwriting discounts, commissions, estimated offering expenses and placement fee payable by us and assuming no exercise of the underwriters' over-allotment option and no other change to the number of ADS sold by us as set forth on the cover page of this prospectus.

          The pro forma and pro forma as adjusted information below is illustrative only and our capitalization following the closing of this offering and is subject to adjustment based on the initial public offering price of our ADSs and other terms of this offering determined at pricing. You should read this table in conjunction with the information under "Selected Consolidated Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2010
	Actual	Pro Forma	Pro Forma, Adjusted
	(In thousands of $)
Series A1 convertible redeemable preferred shares, par value $0.0001 per share; 21,555,920 shares authorized, issued and outstanding	3,255	—	—
Series A2 convertible redeemable preferred shares, par value $0.0001 per share; 8,796,920 shares authorized, issued and outstanding	1,182	—	—
Equity:
Ordinary shares, par value $0.0001 per share, 469,647,160 shares authorized; 69,962,800 shares issued and outstanding; 100,315,640 shares issued and outstanding pro forma and 134,299,640 shares issued and outstanding pro forma, as adjusted(1)	7	10	13
Additional paid-in capital(2)	1,948	6,382	134,326
Statutory reserves	144	144	144
Accumulated deficits	(10,154)	(10,154)	(10,154)
Accumulated other comprehensive loss	(849)	(849)	(849)

Total Xueda Education Group shareholders' equity(2)	(8,904)	(4,467)	123,480

Total(2)	(4,467)	(4,467)	123,480

(1)
Excludes 10,320,097 ordinary shares issuable upon the exercise of options outstanding as of June 30, 2010.

(2)
A $1.00 increase (decrease) in the assumed initial public offering price of $8.25 per ADS would increase (decrease) each of additional paid-in capital, total shareholders' equity and total capitalization by $15.9 million on a pro forma, as adjusted basis, after deducting the estimated underwriting discounts and commissions, estimated offering expenses and placement fee payable by us and assuming no exercise of the underwriters' option to purchase additional ADSs.

DILUTION

          If you invest in our ADSs, your investment will be diluted for each ADS you purchase to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

          Our net tangible book value as of June 30, 2010 was negative at approximately $9.7 million, or negative at $0.14 per ordinary share and negative at $0.28 per ADS as of that date. Net tangible book value represents the amount of our total consolidated tangible assets less the amount of our total consolidated liabilities and our Series A1 and Series A2 preferred shares. Pro forma dilution is determined by subtracting net tangible book value per ordinary share (after giving effect to the conversion of all outstanding Series A1 and Series A2 preferred shares into ordinary shares upon the completion of this offering and the proceeds we expect to receive from this offering and the issuance and sale of ordinary shares to Warburg Pincus in connection with the investment by Warburg Pincus in our ordinary shares, based on an assumed initial public offering price of $8.25 per ADS, the midpoint of the estimated initial public offering price range shown on the front cover of this prospectus, and after deducting underwriting discounts and commissions, estimated offering expenses and placement fee payable by us) from the assumed public offering price per ordinary share.

          Without taking into account any other changes in such net tangible book value after June 30, 2010, other than to give effect to (i) the conversion of all of our convertible preferred shares into ordinary shares that will occur upon the consummation of this offering, and (ii) our sale of the 13,430,000 ADSs offered in this offering and our sale of 7,124,000 ordinary shares in connection with the investment by Warburg Pincus in our ordinary shares at the assumed initial public offering price of $8.25 per ADS, which is the mid-point of our estimated initial public offering price range as set forth on the cover of this prospectus, with estimated net proceeds of $127.9 million after deducting underwriting discounts and commissions, estimated offering expenses and placement fee, our pro forma net tangible book value as of June 30, 2010 would have been $122.7 million, $0.91 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, and $1.83 per ADS. This represents an immediate increase in pro forma net tangible book value of $0.96 per ordinary share, or $1.94 per ADS, to existing shareholders and an immediate dilution in pro forma net tangible book value of $3.22 per ordinary share, or $6.42 per ADS, to new investors in this offering. The following table illustrates such per ordinary share dilution:

	Per Ordinary Share	Per ADS
Assumed initial public offering price	$4.13	$8.25
Net tangible book value as of June 30, 2010	$(0.14)	$(0.28)
Pro forma net tangible book value after giving effect to the conversion of our Series A1 and Series A2 preferred shares	$(0.05)	$(0.11)
Pro forma net tangible book value after giving effect to the conversion of our Series A1 and Series A2 preferred shares, this offering and the issuance and sale of ordinary shares to Warburg Pincus in connection with the investment by Warburg Pincus in our ordinary shares	$0.91	$1.83
Dilution in net tangible book value to new investors in the offering	$3.22	$6.42

          A $1.00 increase (decrease) in the assumed initial public offering price of $8.25 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by $15.9 million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by $0.12 per ordinary share and $0.24 per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by $0.38 per ordinary share and $0.76 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus and the number of ordinary shares issued and sold to Warburg Pincus and after deducting underwriting discounts and commissions and other expenses of the offering and the issuance and sale of ordinary shares to Warburg Pincus in connection with the investment by Warburg Pincus in our ordinary shares. The pro forma information discussed above is illustrative only. Our net tangible book value following the closing of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

          The following table summarizes on a pro forma basis the differences as of June 30, 2010 between the shareholders at June 30, 2010 and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid. The total ordinary shares do not include ADSs issuable if any of the options to purchase our ordinary shares outstanding as of June 30, 2010 are exercised. The information in the following table is illustrative only and the total consideration paid and the average price per ordinary share equivalent and per ADS equivalent is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

	Ordinary Shares Purchased				Average Price per Ordinary Share Equivalent
			Total Consideration			Average Price per ADS Equivalent
	Number	Percent	Amount	Percent
Existing shareholders	100,315,640	74.7%	$4,047,000	2.8%	$0.04	$0.08
New investors	33,984,000	25.3	140,184,000	97.2	4.13	8.25

Total	134,299,640	100.0%	$144,231,000	100.0%

          A $1.00 increase (decrease) in the assumed initial public offering price of $8.25 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by $17.0 million, $17.0 million and $0.25, respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and the number of ordinary shares issued and sold to Warburg Pincus and without deducting underwriting discounts and commissions and other expenses of this offering and the issuance and sale of ordinary shares to Warburg Pincus in connection with the investment by Warburg Pincus in our ordinary shares.

EXCHANGE RATE INFORMATION

          This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.7815 to $1.00, the noon buying rate in effect as of June 30, 2010. The noon buying rate as of October 22, 2010 was RMB6.6585 to $1.00. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all.

          The following table sets forth information concerning exchange rates between Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Noon Buying Rate
Period(1)	Period End	Average(2)	Low	High
	(RMB per $1.00)
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010
April	6.8247	6.8256	6.8275	6.8229
May	6.8305	6.8275	6.8310	6.8245
June	6.7815	6.8184	6.8323	6.7815
July	6.7735	6.7762	6.7807	6.7709
August	6.8069	6.7873	6.8069	6.7670
September	6.6905	6.7396	6.8102	6.6869
October (through October 22, 2010)	6.6585	6.6665	6.6912	6.6397

(1)
For all dates through December 31, 2008, exchange rates between Renminbi and U.S. dollars are presented at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollars as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the noon buying rate as set forth in the weekly H.10 statistical release of the U.S. Federal Reserve Board.

(2)
Annual averages are calculated using the average of the rates on the last business day of each month during the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant month.

ENFORCEMENT OF CIVIL LIABILITIES

          We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are registered in the Cayman Islands because of certain benefits associated with being a Cayman Islands corporation, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

          Substantially all of our operations and assets are located in China. In addition, most of our directors are residents of jurisdictions other than the United States, and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us, our officers and directors.

          We have appointed Law Debenture Corporate Services Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

          Walkers, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would, respectively, (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

          Walkers has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands. Walkers has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under common law.

          Commerce and Finance Law Offices, our counsel as to PRC law, has advised us that there are uncertainties with regard to whether courts of China would:

  •
  recognize or enforce judgments of U.S. courts against us or our directors or officers pursuant to civil liability provisions of the securities laws of the United States or any state in the United States; or

  •
  exercise jurisdiction over actions brought against us or our directors or officers pursuant to the securities laws of the United States or any state in the United States.

          Commerce and Finance Law Offices has further advised us that, under the PRC Civil Procedures Law, courts in China may recognize and enforce foreign judgments pursuant to treaties between China and the country where the judgment is rendered or based on reciprocity arrangements for the recognition and enforcement of foreign judgments between jurisdictions. If there are no treaties or reciprocity arrangements between China and the foreign jurisdiction where a judgment is rendered, matters relating to the recognition and enforcement of a foreign judgment in China may be resolved through diplomatic channels. China does not have any treaties or other arrangements that provide for the reciprocal recognition and enforcement of foreign judgments with the United States or the Cayman Islands. As a result, it is generally difficult to recognize and enforce in China a judgment rendered by a court in either of these two jurisdictions.

OUR HISTORY AND CORPORATE STRUCTURE

          We are a holding company and were incorporated in the Cayman Islands on April 24, 2009. We own 100% of the equity interests in China Xueda Corporation Limited, a holding company incorporated in Hong Kong, or Xueda Hong Kong, which owns 100% of the equity interests in Xuecheng Century (Beijing) Information Technology Co. Ltd., a wholly foreign owned enterprise, or Xuecheng Century or our PRC subsidiary, incorporated in the PRC by us on August 17, 2009.

          Currently, we conduct all of our operations in China through Xuecheng Century and through a series of contractual arrangements with our VIE, Beijing Xueda Information Technology Co. Ltd., or Xueda Information, and its shareholders. Our tutoring business is directly operated by and, as a result, all of our revenue is generated from Xueda Information and its subsidiaries, in which we do not hold any equity interest.

Our History

          We commenced our business in September 2001 to initially operate an online tutoring portal as Beijing Wanwei Xinhua Technology Development Co. Ltd. We changed our name to Beijing Xueda Century Education Technology Co. Ltd. in November 2004 and to Xueda Education Technology (Beijing) Co. Ltd., or Xueda Technology, in September 2007. In March 2008, CDH Xueda Education Limited, a company incorporated in Hong Kong, and Beijing Century Hui Ce Investment Consultancy Co., Ltd, a PRC company, subscribed for equity interest in Xueda Technology. As a result, Xueda Technology became a Sino-foreign equity joint venture company.

          From 2004 to 2006, we started developing our personalized service model, based on which we delivered personalized tutoring services and established learning centers in Beijing and a number of other pilot cities in China. Building on our success in these pilot cities, from 2007 and 2008, we expanded our tutoring service network to more than 100 learning centers in 28 cities in China. Since 2009, we have devoted significant resources to improving our operating platform and technology infrastructure and developing new services and products while continuing to expand into new geographic locations.

          Since its inception, Xueda Technology had been our primary operating entity, through which, along with its subsidiaries and branches, we conducted all of our operations in the PRC, until the restructuring described below.

Restructuring

          PRC laws and regulations do not expressly impose limitations or restrictions on foreign investment in the tutoring service sector in China. However, many local government authorities have different views and understandings of the relevant rules and regulations and have adopted different practices in granting licenses and permits for entities providing tutoring services. As a result, it became uncertain whether Xueda Technology, a Sino-foreign equity joint venture company, could obtain the requisite licenses and permits to provide tutoring services as it expanded its business into new geographic areas. In addition, we may decide to expand our business into business areas in which foreign ownership and investment are expressly restricted, such as on-line education services. To address the uncertainties in our business expansion to build a national tutoring service network and to minimize regulatory risks relating to restrictions on foreign ownership and investment in business areas we may expand into in the future, we undertook a restructuring during 2009 and 2010. Under this restructuring, we established Xueda Hong Kong, our Hong Kong holding company, and Xuecheng Century, our PRC subsidiary, and have our VIE, its subsidiaries and their schools, all of which are PRC domestic entities, provide our tutoring services, and to control them through contractual arrangements.

Xueda Hong Kong

          We hold 100% of the equity interest of Xuecheng Century through our wholly-owned subsidiary, Xueda Hong Kong. Xueda Hong Kong may qualify for the preferential PRC tax treatment for dividend payments from PRC companies to certain shareholders that are Hong Kong resident enterprises. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Taxation — PRC — Income Tax" for further information on the preferential PRC tax treatment for certain Hong Kong resident enterprises. In addition, while we do not currently have plans to do so, Xueda Hong Kong would allow us to pursue future business expansion opportunities in Hong Kong.

Xuecheng Century

          Xuecheng Century was established on August 17, 2009 with a business term of twenty years from August 17, 2009 to August 16, 2029. Xuecheng Century does not provide any tutoring services or educational services and, therefore, is not required to have an authorized business scope that covers such services. As stated on its business license, Xuecheng Century's scope of business is the research, development and design of computer software and hardware, network technologies, communication technologies and products; the provision of technology transfer, technology services, technology consulting, training in computer technologies related to these products; as well as the sale of proprietary products. Xuecheng Century provides a wide range of technology consulting and management services to our VIE within this business scope and plans to use a significant portion of the proceeds from this offering to enhance the services it provides to our VIE. See "Use of Proceeds."

Xueda Information

          On July 13, 2009, the shareholders of Xueda Technology, by themselves or through their respective designated parties, established Xueda Information to replace Xueda Technology as our primary operating entity. Starting from November 2009, Xueda Information and its subsidiaries began to assume substantially all of Xueda Technology's business, assets and personnel.

          Xueda Technology has ceased its business operations as a result of the restructuring, and we are in the process of dissolving and deregistering it in order to eliminate the administrative costs associated with maintaining such an entity. We currently anticipate that the dissolution and deregistration of Xueda Technology will be completed in 2011. For the historical periods in which Xueda Technology and its learning centers provided tutoring services, they were reflected in the description of our business and their results of operations and financial position were consolidated in our historical financial statements. Although Xueda Technology and the legal entities through which the businesses of its learning centers were conducted have ceased to enter into any new business, do not currently have any operations and are in the process of dissolution and deregistration, their business, assets and personnel have been completely transferred to and assumed by Xueda Information, and the relevant physical facilities continue to operate under Xueda Information with the same infrastructure, resources and geographical coverage as before. As a result, the dissolution of the legal entities through which the businesses of these learning centers were conducted does not reduce the number of our learning centers, and we do not anticipate that the dissolution and deregistration of Xueda Technology and the legal entities through which the businesses of its learning centers were conducted will have any significant effect on our business, results of operations and financial condition.

          Currently, all of our tutoring services are provided by Xueda Information and its subsidiaries, directly or through their schools. All of our revenue is generated by our VIE, Xueda Information, and its subsidiaries and schools, in which we do not hold any direct equity interest. The contractual arrangements between Xueda Information and its shareholders, on the one hand, and Xuecheng

Century, on the other hand, allow us to consolidate the economic benefits of our PRC operations without foreign equity ownership in the PRC domestic entities that provide tutoring services.

          As of June 30, 2010, we operated 157 learning centers in the PRC through Xueda Information's 36 wholly-owned PRC subsidiaries and 45 private tutoring schools. In August 2009 and July 2010, we entered into a series of contractual arrangements with Xueda Information and its shareholders, which provide us with effective control over Xueda Information and enable us to receive substantially all of the economic benefits from Xueda Information and its subsidiaries.

Our Corporate Structure

          The following chart sets forth our corporate and operational structure as of the date of this prospectus.

Contractual Arrangements

          Currently, we conduct all of our operations in the PRC through our PRC subsidiary, and through a series of contractual arrangements between our PRC subsidiary and Xueda Information and its shareholders. Our tutoring business is directly operated by Xueda Information and its subsidiaries.

          We do not have equity interests in Xueda Information or its subsidiaries; however, as a result of these contractual arrangements, we are the primary beneficiary of Xueda Information and treat it as our variable interest entity under U.S. GAAP. Moreover, the shareholders of Xueda Information are substantially the same as the beneficial owners of our shares, and have aligned interests in performing the contractual arrangements. Outstanding equity interests in Xueda Information are held by Rubin Li, Xin Jin, Jinbo Yao, Changyong Zhu, Qiang Deng, Yafei Wang, Chaoming Chai, Junbo Song and Junhong Piao. Each of these individuals except for Junhong Piao is also a beneficial owner of our company's shares. Each of Messrs Li and Yao and Ms. Wang is a director of our company; Mr. Jin is a director and an officer of our company and Mr. Deng is an officer of our company. However, these individual shareholders' beneficial ownership in our company will be diluted upon the completion of this offering. In addition, if any of these individual shareholders, will participate in this offering by selling a portion of our shares they beneficially own, these individual shareholders' aggregate interest in our company will further decrease. See "Risk Factors — Risks Related to Regulation of Our Business and Our Corporate Structure — Certain shareholders of our VIE may have potential conflict of interest with us, which may harm our business and financial condition."

          We have consolidated the financial results of Xueda Information and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. For the years ended December 31, 2008 and 2009 and for the six-month period ended June 30, 2010, respectively, $34.1 million, $77.2 million and $77.9 million, or 100%, 100% and 100% of our total net revenues are attributable to Xueda Information and its subsidiaries.

          Exclusive Technology Consulting and Management Services Agreement.    Pursuant to the Exclusive Technology Consulting and Management Services Agreement entered into on August 28, 2009 as amended and restated on July 28, 2010 between Xuecheng Century and Xueda Information, Xuecheng Century has the exclusive right to provide technical consulting and management services to Xueda Information. Such services include course material research and development, employee training, technology development, transfer and consulting services, public relation services, market development and planning services, and other services as the parties may mutually agree from time to time. The Exclusive Technology Consulting and Management Service Agreement entitles Xuecheng Century to charge Xueda Information annual service fees that amount to substantially all of the net income of Xueda Information before the service fees. Xuecheng Century recognized service fees in the total amount of RMB76.6 million ($11.3 million) as of June 30, 2010 in consideration for services provided to Xueda Information. This amount is still outstanding and has been eliminated upon consolidation. This amount is currently expected to be paid by the end of 2010 by Xueda Information.

          Pledge Agreement.    Pursuant to the Pledge Agreement entered into on August 28, 2009 among Xuecheng Century and each of the shareholders of Xueda Information, each shareholder of Xueda Information has agreed to pledge his or her equity interest in Xueda Information to Xuecheng Century to secure the performance of Xueda Information's obligations with respect to the fees payable under the Exclusive Technology Consulting and Management Services Agreement, and each shareholder of Xueda Information has agreed not to transfer, pledge or otherwise create any encumbrance on his or her equity interest in Xueda Information without the prior written consent of Xuecheng Century.

          Exclusive Purchase Right Agreement.    Pursuant to the Exclusive Purchase Right Agreement entered into on August 28, 2009, as amended and restated on July 28, 2010, among Xuecheng Century, Xueda Information and its shareholders, each shareholder of Xueda Information is obligated to sell to Xuecheng Century, and Xuecheng Century has an exclusive and irrevocable right to purchase, or cause its designated party to purchase, from such shareholder, in Xuecheng Century's sole discretion, all or part of such shareholder's equity interest in Xueda Information when and to the extent that applicable PRC law permits Xuecheng Century to own all or part of such equity interest in Xueda Information. The purchase price to be paid by Xuecheng Century will be the minimum amount of consideration permitted by applicable PRC law at the time when such share transfer occurs. Currently, we do not expect to exercise this purchase right in the foreseeable future. At a time we determine suitable after considering all relevant factors including the needs of our business operations and the regulatory environment, we will exercise such purchase right in the manner set forth in this agreement and in accordance with applicable PRC laws and regulations.

          Power of Attorney.    Pursuant to the power of attorney executed on August 28, 2009 by each of the shareholders of Xueda Information, each such shareholder irrevocably entrusted Xuecheng Century to exclusively exercise such shareholder's rights in Xueda Information, including without limitation, the power to participate in and vote at shareholders' meetings and execute shareholders' resolutions; the power to sell, transfer, pledge or dispose of, in whole or in part, such shareholder's equity interest in Xueda Information; and the power to nominate and appoint the legal representative, the chairperson of the board of directors, directors, executive directors, supervisors, general managers and other senior management of Xueda Information for so long as he or she remains a shareholder of Xueda Information. The Articles of Association of Xueda Information provides that the major rights of its shareholders include the right to review and approve the annual budget, operating strategy and investment plan, elect the members of board of directors and approve their compensation plan. Therefore, through the irrevocable power of attorney arrangement, Xuecheng Century has the ability to exercise effective control over Xueda Information through shareholder votes and, through such votes, to also control the composition of Xueda Information's board of directors. As a result of these contractual rights, we have the power to direct the activities of Xueda Information that most significantly impact its economic performance and exercise control.

          These contractural arrangements between our PRC subsidiary and Xueda Information and its shareholders enable us to:

  •
  exercise effective control over Xueda Information and its subsidiaries;

  •
  receive substantially all of the economic benefits from Xueda Information and its subsidiaries in consideration for the services provided by Xuecheng Century; and

  •
  have an exclusive and irrevocable right to purchase all or part of the equity interests in Xueda Information at a time we determine suitable after considering all relevant factors, including the needs of our business operations and the regulatory environment.

          In the opinion of our PRC legal counsel:

  •
  the ownership structures of Xueda Information and its subsidiaries, and our wholly owned subsidiary in the PRC, both currently and after giving effect to this offering, are in compliance with existing PRC laws and regulations; and

  •
  the contractual arrangements among our wholly owned subsidiary in the PRC, Xueda Information, and the shareholders of Xueda Information are valid, binding and enforceable under, and will not result in any violation of, PRC laws or regulations currently in effect.

          We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. See "Risk Factors — Risks Related to Regulation of Our Business and Our Corporate Structure — All aspects of our business are subject to extensive regulation in China. We may not be in full compliance with these regulations, and our ability to conduct business is highly dependent on our compliance with this regulatory framework. If the PRC government finds the agreements that establish the structure for our business operations do not comply with applicable PRC laws and regulations, we could be subject to severe penalties."

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

          The following selected condensed consolidated financial data as of December 31, 2008 and 2009 and for the two years ended December 31, 2008 and 2009 have been derived from our audited consolidated financial statements.

          The following selected condensed consolidated financial data for our company as of and for the year ended December 31, 2007 have been derived from our unaudited consolidated financial information as of and for the year ended December 31, 2007 not included in this prospectus and have been prepared on the same basis as our audited consolidated financial data. The following selected condensed consolidated financial data as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 have been derived from our unaudited consolidated financial information included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial data. The unaudited consolidated financial information includes adjustments, consisting of normal and recurring adjustments that we consider necessary for a fair presentation of our financial position and results of operations for the periods presented.

          We have not included financial information for the years ended December 31, 2005 and 2006, as such information is not available on a basis that is consistent with the consolidated financial information for the years ended December 31, 2007, 2008 and 2009 and cannot be obtained without unreasonable effort or expense.

          The selected consolidated condensed financial data should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. Our audited consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of our results expected for any future periods.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2007	2008	2009	2009	2010
	(in thousands of $, except share numbers)
Consolidated Statement of Operations Data:
Net revenue	4,418	34,106	77,188	38,936	77,888
Cost of revenue(1)	(5,968)	(31,945)	(57,326)	(27,791)	(47,826)

Gross (loss)/profit	(1,550)	2,161	19,862	11,145	30,062
Operating expenses:
General and administrative expenses(1)	(2,325)	(6,871)	(9,912)	(4,176)	(11,422)
Selling and marketing expenses(1)	(1,773)	(7,271)	(10,624)	(3,832)	(6,117)

Total operating expenses	(4,098)	(14,142)	(20,536)	(8,008)	(17,539)
Government subsidies	—	52	83	13	26

(Loss)/income from operations	(5,648)	(11,929)	(591)	3,150	12,549
Interest income	3	24	220	41	183

(Loss)/income before income tax expense	(5,645)	(11,905)	(371)	3,191	12,732
Income tax expenses
Current	(384)	(547)	(1,320)	(750)	(2,609)
Deferred	—	—	83	—	1,710

Total income tax expenses	(384)	(547)	(1,237)	(750)	(899)

Net (loss)/income	(6,029)	(12,452)	(1,608)	2,441	11,833

Deemed dividend on Series A1 convertible redeemable preferred shares — accretion of redemption premium	—	(257)	(367)	(172)	(218)
Deemed dividend on Series A2 convertible redeemable preferred shares — accretion of redemption premium	—	(112)	(150)	(75)	(79)
Deemed dividend on Series A1 convertible redeemable preferred shares — beneficial conversion feature	—	—	(460)	—	—

Net (loss)/income attributable to Xueda Education Group shareholders	(6,029)	(12,821)	(2,585)	2,194	11,536

Net (loss)/income per share:
Basic	(0.09)	(0.19)	(0.04)	0.02	0.12
Diluted	(0.09)	(0.19)	(0.04)	0.02	0.12
Net (loss)/income per Series A1 convertible redeemable preferred share — basic	—	—	—	0.03	0.13
Net (loss)/income per Series A2 convertible redeemable preferred share — basic	—	—	—	0.03	0.13

Weighted average shares used in calculating net (loss)/income per ordinary share:
Basic	66,670,000	66,670,000	68,865,200	67,767,600	69,962,800
Diluted	66,670,000	66,670,000	68,865,200	67,767,600	69,962,800

	As of December 31,			As of June 30,
	2007	2008	2009	2010
	(in thousands of $)
Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	5,724	11,930	36,436	34,946
Prepaid expenses and other current assets	756	2,861	4,587	9,810
Total current assets	6,669	14,994	42,593	54,782
Total assets	7,626	18,648	48,323	64,038
Current liabilities:
Deferred revenue — current	9,404	23,484	41,529	38,964
Total current liabilities	11,105	27,232	48,809	52,606
Deferred revenue — non-current	2,650	7,283	16,454	15,869
Total liabilities	13,755	34,515	65,299	68,505
Net assets	(6,129)	(15,867)	(16,976)	(4,467)
Series A1 convertible redeemable preferred shares	—	2,526	3,037	3,255
Series A2 convertible redeemable preferred shares	—	1,109	1,103	1,182
Total Xueda Education Group shareholders' equity	(6,129)	(19,502)	(21,116)	(8,904)
Pro forma total Xueda Education Group shareholders' equity(2)				(4,467)

(1)
Includes the following amounts of share-based compensation expenses for the periods indicated:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2007	2008	2009	2009	2010
	(in thousands of $)
Cost of sales	—	—	—	—	1
General and administrative expenses	—	—	—	—	699
Selling and marketing expenses	—	—	—	—	2

Total share-based compensation expenses	—	—	—	—	702

(2)
Our consolidated balance sheet data as of June 30, 2010 on a pro forma basis assumes the automatic conversion of all our preferred shares into ordinary shares at a conversion ratio of one for one upon the completion of this offering.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2007	2008	2009	2009	2010
Selected Operating Data:
Total course hours delivered (in thousands)	295	1,845	3,907	1,989	3,554
Number of learning centers (at period end)	32	108	131	114	157
Number of students served	5,515	27,139	54,130	30,279	54,035
Average hourly course fee (in $)(1)	17	20	21	21	23

(1)
Represents gross revenues, which is computed as net revenues plus business tax, divided by the total course hours delivered in the relevant period.

RECENT DEVELOPMENTS

          The following is an estimate of our selected unaudited financial and operating data for the three months ended September 30, 2010. The selected preliminary financial and operating data presented below are subject to the completion of our financial closing procedures. Accordingly, these data may change and the changes may be material.

          Our business continued to grow rapidly in the three months ended September 30, 2010. In this quarter, we opened 21 new learning centers, bringing our total number of learning centers to 178. In addition, we served more than 40,000 students and delivered a total of over 1.8 million course hours during this period.

          Our estimated selected financial data for the three months ended September 30, 2010 are as follows:

  •
  Net revenue.  We estimate that our total net revenue for the three months ended September 30, 2010 would not be less than $37.0 million. For the three months ended June 30, 2010 and the three months ended September 30, 2009, we recorded net revenue of $47.0 million and $18.6 million, respectively. Compared to our net revenue for the three months ended June 30, 2010, our estimated net revenue for the three months ended September 30, 2010 was negatively affected by the seasonality of our business. Consistent with past seasonal patterns of our business, fewer students used our tutoring services during the summer months of July and August and immediately after school year started at the beginning of September, resulting in fewer course hours delivered and, in turn, lower estimated net revenue, for the three months ended September 30, 2010 compared to the three months ended June 30, 2010. Compared to the three months ended September 30, 2009, the increase in our estimated net revenue for the three months ended September 30, 2010 was primarily due to the increase in number of course hours delivered, resulting from both our continued business expansion and the increase in the number of our mature learning centers.

  •
  Gross margin.  We estimate that our gross margin for the three months ended September 30, 2010 would not be less than 25.0%. Our gross margin for the three months ended June 30, 2010 and September 30, 2009 was 42.1% and 19.0%, respectively. Compared to our gross margin for the three months ended June 30, 2010, our estimated gross margin for the three months ended September 30, 2010 decreased primarily due to the decrease in our estimated net revenue as a result of seasonal factors while our cost of revenue was not significantly affected by seasonal factors and remained relatively stable. Compared to our gross margin for the three months ended September 30, 2009, our estimated gross margin for the three months ended September 30, 2010 improved primarily due to our continued efforts to enhance the utilization of our facilities and teaching staff and our operating efficiency as our learning centers mature.

  •
  Loss from operations.  We estimate that our loss from operations for the three months ended September 30, 2010 would not be more than $2.4 million. For the three months ended June 30, 2010 and September 30, 2009, we recorded income from operations of $8.9 million and loss from operations of $4.1 million, respectively. Consistent with past seasonal patterns of our business, compared to the three months ended June 30, 2010, we incurred higher amounts of estimated selling and marketing expenses in the three months ended September 30, 2010 to attract and recruit students, resulting in higher estimated operating expenses. Compared to the three months ended September 30, 2009, the decrease in the estimated loss from operations for the three months ended September 30, 2010 was primarily a result of our increased estimated net revenue and the decrease in our estimated major costs and expenses as percentages of the estimated net revenue associated with our efforts to improve operating efficiency.

  •
  Net loss.  As a result of the foregoing, we estimate that our net loss for the three months ended September 30, 2010 would not be more than $2.7 million. For the three months ended June 30, 2010 and September 30, 2009, we recorded net income of $8.4 million and net loss of $4.5 million, respectively.

          In future periods, our results of operations may vary as we further expand our tutoring business and open new learning centers. Our estimated financial and operating data for the three months ended September 30, 2010 may not be indicative of our results for future periods. Please refer to "Risk Factors — Risks Relating to Our ADSs and This Offering — Our results of operations may fluctuate, which makes our financial results difficult to forecast and could cause our results to fall short of expectations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Specific Factors Affecting Our Results of Operations — Seasonality" and "— Selected Quarterly Results of Operations" included elsewhere in this prospectus for information regarding trends and other factors that may affect our results of operations.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

          You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled "Selected Consolidated Financial and Operating Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus. The discussion in this section contains forward-looking statements that involve risks and uncertainties. Our actual results and operations and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

          We are the leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services. We derive our revenue from providing services through a results-oriented, student-centric service delivery model that features personalized tutoring. Since opening our first learning center in 2004, we have organically built an extensive tutoring service network comprised of 157 learning centers and over 8,800 full-time service professionals, serving customers located in 44 economically developed cities across 27 of China's provinces and municipalities as of June 30, 2010. According to the IDC report, as of December 31, 2009, we were the largest provider of primary and secondary tutoring services in China in terms of revenue and number of cities covered.

          As a result of our strong brand and effective service model, our business has experienced rapid growth.

  •
  Service Network.  We expanded our tutoring service network from 32 learning centers in eight cities in 2007, to 108 learning centers in 28 cities in 2008, and to 131 learning centers in 33 cities in 2009. As of June 30, 2010, we operated 157 learning centers in 44 cities, including some of China's most economically developed cities such as Beijing, Guangzhou, Shanghai, Tianjin, Shenzhen, Chongqing, Nanjing and Wuhan.

  •
  Students Served.  The number of students we serve each year increased from approximately 5,500 in 2007 to approximately 27,100 and 54,100 in 2008 and 2009, respectively. In the first six months of 2010, we served approximately 54,000 students, compared to approximately 30,300 students for the same period in 2009.

  •
  Course Hours Delivered.  We increased the course hours delivered each year from approximately 0.3 million hours in 2007 to approximately 1.8 million and 3.9 million hours in 2008 and 2009, respectively. In the first six months of 2010, we delivered approximately 3.6 million course hours, compared to approximately 2.0 million hours for the same period in 2009.

  •
  Financial Performance.  Our net revenue increased significantly from $4.4 million in 2007 to $34.1 million and $77.2 million in 2008 and 2009, respectively, representing a CAGR of 318.0%. From the six months ended June 30, 2009 to the six months ended June 30, 2010, our net revenue increased from $38.9 million to $77.9 million. We recorded annual net losses of $6.0 million, $12.5 million and $1.6 million in 2007, 2008 and 2009, respectively. For the six months ended June 30, 2010, we recorded net income of $11.8 million, compared to net income of $2.4 million for the six months ended June 30, 2009.

General Factors Affecting Our Results of Operations

Overall Economic Conditions and Education Industry Development in China

          We have benefited significantly from overall growth of the economy, the rapid growth of the education industry and the growing demand for educational services, particularly personalized tutoring services, in China. The overall economic growth and increase in disposable household income in China have led to a significant increase in private spending on educational services and a rapid growth of the educational service industry. As a result, the private education sector in the educational service industry in China is growing at a rapid rate. According to the IDC report, within the private education sector, the demand for personalized tutoring services will increase as the Chinese economy continues to grow and the disposable income of urban households continues to rise. However, any adverse changes in economic conditions in China may have a material adverse effect on the demand for general educational services including tutoring services in China, which in turn may harm our business and results of operations.

Regulatory Environment

          Adverse changes in the regulatory environment in China may have a material adverse effect on the education industry in China, which in turn may harm our business and results of operations. The Chinese government regulates all aspects of our business and operations, including the qualification and licensing requirements for entities providing educational services, standards for the operations of learning centers and foreign investments in the education industry, as well as our corporate structure and contractual arrangements with our VIE. We are subject to a legal regime consisting of regulations governing various aspects of our business such as regulations on education, software, internet, audio-video broadcasting, tax, information security, privacy, copyright and trademark protection and foreign exchange. These regulations are evolving and are subject to changes from time to time. Any such change may have a material adverse effect on our business, results of operations and financial condition, either retroactively or prospectively.

Competition

          The educational services market in China, particularly the tutoring sector, is highly fragmented, competitive and rapidly evolving. According to the IDC report, the top five players by revenue accounted for 1.6% of the primary and secondary school tutoring market in terms of total revenues for 2009. With a market share of 0.42% by revenue in this highly fragmented market, we were the largest primary and secondary school tutoring service provider in 2009 according to the IDC report. Our competitors consist of private schools, public and private companies that provide tutoring services and individual private tutors. Although we have not faced significant direct competition from other tutoring service providers on a national scale, changes to the overall competitive landscape in China's tutoring service market may affect our ability to compete successfully against current and future competitors, resulting in adverse effects on our market share and results of operations.

Specific Factors Affecting Our Results of Operations

          While our business is influenced by factors affecting the education industry in China generally, we believe our business is more directly affected by the following company-specific factors that affect the growth of our revenue and our profitability.

Course Hours Delivered Related Factors

          Over the past few years, the growth of our net revenue has been driven primarily and directly by increased course hours purchased by and delivered to students served in our tutoring programs. Total course hours delivered reflect the overall revenue-generating services provided across our tutoring service network. The increase in the number of course hours delivered has primarily been driven by the expansion of our tutoring service network and is also dependent upon the number of students we serve network wide, the "size" of our service contracts and the supply of instructors. These factors, in turn, largely depend on the demand for our tutoring services, the effectiveness of our marketing and brand promotion, the demographic composition of the geographic locations of our learning centers and our ability to respond to competitive pressure. Neither we nor any of our students receive financial assistance for our tutoring services; therefore, third-party financial assistance has not been a contributing factor to our course hours delivered or number of students served.

          For the years ended December 31, 2007, 2008 and 2009, our annual course hours delivered increased significantly, from approximately 0.3 million hours to approximately 1.8 million hours and approximately 3.9 million hours. For the six months ended June 30, 2010, our course hours delivered were approximately 3.6 million hours, compared to approximately 2.0 million course hours delivered for the six months ended June 30, 2009. The increase in our course hours delivered was primarily the result of the following factors.

  •
  Number of learning centers.    The increase in our course hours delivered has been driven to a substantial extent by the expansion of our tutoring service network. The total number of learning centers in operation increased from 32 at the end of 2007 to 108, 131 and 157 at the end of 2008 and 2009 and as of June 30, 2010, respectively. The number of cities covered by our tutoring service network increased from eight cities at the end of 2007 to 28, 33 and 44 cities at the end of 2008 and 2009 and as of June 30, 2010, respectively. We believe the increase in the number of learning centers and the geographic expansion of our service network have significantly enhanced our brand recognition across the country, which has in turn contributed to the increase in the number of course hours delivered.

  •
  Number of students served.    The increase in the number of students we serve is also an important driving force of our course hours delivered. We have increased the number of students served through increasing both the capacity and utilization of our existing learning centers, as well as through opening new learning centers. The number of our annual students served increased from approximately 5,500 in 2007 to approximately 27,100 in 2008 and approximately 54,100 in 2009. In the first six months of 2010, we served approximately 54,000 students, compared to approximately 30,300 students for the same period in 2009.

  •
  "Size" of service contracts.    The "size" of our service contracts refers to both the total course hours purchased and service periods under the service contracts. In the six months ended June 30, 2010, the average number of course hours purchased under each service contract ranged from 110 to 120 hours. The service periods under our service contracts are stipulated based on the needs of our students, which may be longer than one year and typically range from three to ten months. We consider the "size" of our service contracts as another important factor affecting our business operations, particularly the results of the immediately succeeding fiscal period. First, service contracts with a large "size" help us secure course hours purchased and longer term revenue. Second, revenue not recognized in the current fiscal period as a result of a service term that lasts beyond the end of the current fiscal period will be recorded as deferred revenue, which does not directly impact the results of operations of the current fiscal period, but provides us with a reasonable level of revenue visibility in the succeeding fiscal periods. By analyzing the amount and composition of such deferred revenue, we can plan our operation and resource allocation accordingly, which helps us enhance our overall operating efficiency.

Course Fee Related Factors

          Our results of operations are affected by the following course fee related factors:

  •
  Average hourly course fee.    Our ability to maintain and increase our hourly course fees is an important factor that affects our net revenue. We determine hourly course fees on the basis of a number of factors, primarily the students' grade levels, the number of course hours purchased and the experience levels of the instructors. We adjust hourly course fees based on local market conditions. Due to the increasing demand for tutoring services, our reputation in the tutoring market and the high quality of our tutoring programs, we were able to steadily raise hourly course fees in the past few years. Our average hourly course fee increased from $17 in 2007 to $20 and $21 in 2008 and 2009, and further increased to $23 for the six months ended June 30, 2010. Under favorable conditions and after taking into consideration such factors as the expected level of competition and the demand and supply situation in the tutoring market, we may decide to further raise our hourly course fees in a disciplined manner in selected geographic markets.

  •
  Course fee payment and refund.    We require all of our students to pay the total course fees in full within seven days from the date they enter into a service contract with us. In addition to course fees, each of our new students is required to pay a non-refundable registration fee at the time such student enters into their first service contract with us. The registration fee varies by location and normally ranges from RMB300 ($44.2) to RMB500 ($73.7).

    Students who are unable to complete all of the prepaid course hours within the service period set forth in the service contract may choose to extend the service period for up to 40 days according to the contractual terms upon prior notice to us, or they may choose to terminate the service contract prior to the expiration of the service period and receive a refund for the course hours prepaid but not delivered. Course fees prepaid for courses purchased but not delivered due to reasons attributable to the students will not be refundable after 26 months of the expiration of the service period set forth in the service contract. Refunds do not affect our reported revenue as the refunded course fees are not yet recognized as revenue before the services are delivered, but have an adverse effect on our cash flow for the period in which the refunds are made. In 2007, 2008, 2009 and the six months ended June 30, 2010, course fees refunded amounted to $0.3 million, $4.3 million, $10.8 million and $7.1 million, respectively. The increase in the amount of fees refunded was primarily due to the increased number of students served in these periods. The total amount of course fees in cash we received amounted to $15.7 million, $57.7 million, $118.7 million and $86.2 million in 2007, 2008, 2009 and the six months ended June 30, 2010, respectively. For the same periods, our refund rate, defined as the percentage of course fee refunded in a period out of the total amount of course fees collected in such period, was 1.9%, 7.5%, 9.1% and 8.2%, respectively. The refund rate is a cash management measure which only reflects the impact of the refunds on our cash flow.

Proportions of Learning Centers at Various Development Stages

          When we open new learning centers, it takes time to build management and service teams, accumulate local experience, establish track records and fully ramp up their operation. Based on our historical results of operations, we divide our learning centers into four categories based on their development stage. Learning centers at various development stages have different performance, characteristics and effects on our results of operations.

  •
  Start-up learning centers.    We refer to learning centers in the first six months of their operations as "start-up learning centers." Typically, a start-up learning center incurs significant fixed costs and operating expenses, yet it takes longer for its students served and course hours delivered to ramp up.

  •
  Ramp-up learning centers.    We refer to learning centers in operation between six and 12 months as "ramp-up learning centers." A learning center at this development stage typically starts rapidly ramping up its students served and course hours delivered to generate more revenue, but the revenue may or may not fully cover its fixed costs and operating expenses.

  •
  Growth learning centers.    We refer to learning centers in operation between 12 and 24 months as "growth learning centers." A growth learning center typically starts generating and continually growing its net income.

  •
  Mature learning centers.    We refer to learning centers with an operating history of 24 months or longer as "mature learning centers." A mature learning center typically is capable of achieving consistently healthy levels of profitability.

          The table below sets forth the numbers of learning centers at various development stages as of the dates indicated.

	As of December 31,						As of June 30,
	2007		2008		2009		2010
Development Stage	Number	% of Total	Number(1)	% of Total	Number(2)	% of Total	Number(3)	% of Total
Start-up learning centers	19	59.4	26	24.1	17	13.0	26	16.6
Ramp-up learning centers	7	21.9	50	46.3	7	5.3	17	10.8
Growth learning centers	2	6.2	26	24.1	75	57.3	32	20.4
Mature learning centers	4	12.5	6	5.5	32	24.4	82	52.2

Total	32	100.0	108	100.0	131	100.0	157	100.0

(1)
Excluding three learning centers we closed in 2008.
(2)
Excluding one learning center we closed in 2009.
(3)
Excluding one learning center we closed in the first six months of 2010.

          A learning center incurs a substantial amount of fixed costs and expenses throughout its development stages. Such fixed cost and expenses primarily consist of teaching staff's base salaries, rental and office expenses and expenses related to management team and administrative staff. As a result of such fixed costs and expenses and the substantial differences in revenue generating capabilities among learning centers at various development stages, a large number of start-up and ramp-up learning centers may lower our overall profitability on a consolidated basis. In addition, the variation in proportions of learning centers at various development stages in any specific period may affect our overall results of operations and profitability in such period. For example, in 2008, start-up and ramp-up learning centers, which accounted for 70.4% of the total learning centers, significantly and adversely affected the results of operations of that year. As our business continues to grow and the base of growth and mature learning centers expands, we expect that the adverse impact of start-up and ramp-up learning centers on our overall results of operations will be less significant over time.

          Typically, it takes two to three months for a learning center's leasehold improvements to be completed and become a start-up learning center. Learning centers start incurring rental expense during the leasehold improvement period. They also incur small amounts of expenses related to staff members. As such, a large number of learning centers under leasehold improvement in a given period may have an adverse effect on our results of operations. The number of our learning centers increased by 27, 76, 23 and 26 for the years ended December 31, 2007, 2008 and 2009 and for the six months ended June 30, 2010, respectively. In addition, we closed a small number of learning centers shortly after their opening to move to better locations. In the first six months of 2010, we closed one learning center shortly after its opening, compared to one and three in 2009 and 2008, respectively. The closure of learning centers did not affect our results of operations to a material extent.

          In addition, the average cost for opening new learning centers as reflected by capital expenditures increased significantly since 2008. Capital expenditures per learning centre, including expenditures incurred for leasehold improvement and property and equipment, ranged from RMB200,000 ($29,490) to RMB300,000 ($44,240) in 2008, compared to RMB400,000 ($58,980) to RMB600,000 ($88,480) in 2009 and approximately RMB1.2 million ($176,950) for the first six months in 2010. The increase in capital expenditures per learning center since 2008 was primarily the result of our efforts to upgrade our tutoring facilities with increased investment in leasehold improvements. For learning centers opened since the beginning of 2009, we made significant investment in upgraded renovation, furniture, information technology systems, air conditioning systems and other improved facilities. We also implemented more stringent fire prevention compliance measures starting from 2009, which required us to incur additional expenditures for fire prevention infrastructures. In addition, the space of the majority of newly opened learning centers increased significantly since 2008. The space of our learning centers opened in and prior to 2008 ranged between 300 and 700 square meters, compared to the space between 600 and 800 square meters for learning centers opened in and after 2009. We expect our capital expenditures incurred on a per-learning-center basis to be approximately $0.20 million starting from the second half of 2010. Increased capital expenditures associated with improvements and upgrades of tutoring facilities will increase our depreciation and amortization costs. However, we believe these upgrades and improvements were important to improve customer experience, maintain the attractiveness of our tutoring programs, enhance our competitiveness and meet the growing demand for our services. As a result, we believe such improvements and upgrades have contributed and will continue to contribute to the increase of our revenue and profitability, although we are not able to quantify such increase in revenue or profitability.

Seasonality

          Our results of operations are also affected by seasonal factors. On an individual learning center basis, our net revenue is typically relatively higher in the second quarter compared to the other quarters in the year, because our learning centers generally have the largest number of students served and the highest course hours delivered in the second quarter of each year, the time when most primary and secondary school students prepare for the final exams in the spring semester and, particularly, 9th-grade and 12th-grade students are about to take the high school and college entrance exams in China. Our individual learning centers generally have the lowest number of students served and course hours delivered in the third quarter of the year as fewer students use tutoring services during the summer holiday in July and August and immediately after school year starts at the beginning of September. The first quarter generally is also a slow quarter as fewer new students are served immediately before and around the Chinese New Year holiday season, which is typically in January or February of each year. As a result, on an individual learning center basis, our revenue is typically relatively lower in the first and third quarters of the year.

          On the other hand, our costs and expenses generally are not significantly affected by seasonal factors, as a significant portion of such costs and expense are fixed, except that we typically incur larger amounts of selling and marketing expense in the third quarter to attract and recruit students around the time a new school year starts at the beginning of September. As a result, our profitability in the third quarter of the year is typically affected the most by such adverse seasonal factors, as reflected by the substantially larger net losses in the third quarter of 2008 and 2009 than in other quarters.

          We expect the seasonal pattern of our results of operations to continue, although the impact of seasonal factors may not be as prominent in all periods as other factors due to our rapid business expansion.

Key Components of Results of Operations

Net Revenue

          Our source of revenue is course fees collected from students, which is a function of course hours delivered in the period and the average hourly course fee. We offer tutoring programs that cover all academic curriculum subjects taught in primary and secondary schools in the markets where we operate. Our tutoring programs typically range in term from three to ten months. The table below sets forth our net revenue, total course hours delivered and other correlated data for the periods indicated.

	For the Year Ended December 31,		For the Year Six Months Ended June 30,
	2008	2009	2009	2010
Net revenue (in thousands of $)	34,106	77,188	38,936	77,888
Total course hours delivered (in thousands)	1,845	3,907	1,989	3,554
Number of students served	27,139	54,130	30,279	54,035
Number of learning centers (at period end)	108	131	114	157
Average hourly course fee (in $)(1)	20	21	21	23

(1)
Represents gross revenue which is computed as net revenues plus business tax, divided by the total course hours delivered in the relevant period.

Cost of Revenue and Operating Expenses

          Our costs and expenses consist of cost of revenue, general and administrative expenses and selling and marketing expenses.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2008		2009		2009		2010
	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
	(in thousands, except percentages)
Cost of revenue:
Teaching staff cost	21,273	62.4	43,592	56.5	20,759	53.3	37,477	48.1
Rental	7,232	21.2	10,050	13.0	4,845	12.4	6,452	8.3
Depreciation and amortization	447	1.3	778	1.0	428	1.1	633	0.8
Other	2,993	8.8	2,906	3.8	1,759	4.6	3,264	4.2

Total cost of revenue	31,945	93.7	57,326	74.3	27,791	71.4	47,826	61.4
Operating expenses:
General and administrative expenses	6,871	20.2	9,912	12.8	4,176	10.7	11,422	14.6
Selling and marketing expenses	7,271	21.3	10,624	13.8	3,832	9.8	6,117	7.9

Total operating expenses	14,142	41.5	20,536	26.6	8,008	20.5	17,539	22.5

          Cost of revenue.    Our cost of revenue primarily consists of:

  •
  Teaching staff cost, which consists of base salaries, performance-based teaching fees, and bonuses and benefits paid to or for our full-time teaching staff, as well as performance-based teaching fees paid to our contract instructors. Our teaching staff includes our instructors, study counselors and education consultants. Unlike many tutoring service providers in China, we have a large full-time service team that delivered 70.2%, 81.7% and 86.4% of our course hours for the years ended December 31, 2008 and 2009 and the six months ended June 30, 2010, respectively. Our service model features personalized tutoring services delivered by a dedicated team of full-time service professionals primarily through one-on-one tutoring; therefore, teaching staff cost has been, and is expected to continue to be, a major component of our cost of revenue. As more learning centers become growth and mature learning centers and we further enhance the utilization of our instructors, we expect teaching staff cost as a percentage of net revenue to decrease over time. In addition, we expect that our gradual roll-out of small-group teaching throughout our tutoring service network will help effectively decrease the teaching staff cost as a percentage of net revenue. Although we currently have not determined the specific timing and scope of the roll-out of small-group tutoring, such roll-out will not subject us to any additional PRC regulations or restrictions.

  •
  Rental cost, which increases primarily as we expand our tutoring service network by opening new learning centers and to a lesser extent, expanding our existing learning centers. In 2008 and 2009 and the six months ended June 30, 2010, we opened 76, 23 and 26 new learning centers, respectively. As of the December 31, 2008 and 2009 and June 30, 2010, we had 108, 131 and 157 learning centers in operation, respectively. We expect rental cost as a percentage of net revenue to decrease over time as more learning centers become growth and mature learning centers and improve their revenue generating capability.

  •
  Depreciation and amortization, which relates to, as to depreciation charges, furniture, fixture and equipment used in rendering tutoring service and, as to amortization charges, leasehold improvement for our learning centers. Historically, depreciation and amortization have not been an important component of our cost of revenue. As we open new learning centers and strive to improve the facilities of our learning centers to enhance students' learning experience, we expect our investment in furniture, fixture, equipment and leasehold improvement to increase, which will cause depreciation and amortization to increase in absolute amounts. However, as we further standardize our operation procedures and apply them throughout our tutoring service network, we believe depreciation and amortization will remain a small percentage of our cost of revenue.

  •
  Other cost, which primarily consists of office supplies consumed by learning centers in rendering tutoring services.

          We expect our total cost of revenue to increase in absolute amounts as we continue to open new learning centers, expand the capacity of our existing learning centers and hire additional instructors, study counselors and education consultants. However, we expect our cost of revenue to decrease over time as a percentage of our net revenue as an increasing number of learning centers become growth and mature learning centers and we enhance the utilization of both our instructors and our physical premises and facilities, enhance operating efficiency by applying standardized operation procedures and achieve economies of scale.

          General and administrative expenses.    Our general and administrative expenses primarily consist of (i)  compensation and benefits of management team, administrative staff and employees in the information technology function, including share-based compensation expenses (ii) rental expenses for office space leased for administrative uses, (iii) office administration, human resources management and professional service fees and (iv) to a lesser degree, depreciation and amortization of property and equipment, including purchased software, used in our general and administrative activities. We expect that our general and administrative expenses will increase in absolute amounts in the near term as we hire additional personnel and incur additional costs in connection with business expansion and with being a publicly traded company, including costs of enhancing our internal controls, but will decrease as a percentage of total net revenue as we further improve operating efficiency and achieve economies of scale.

          Selling and marketing expenses.    Our selling and marketing expenses primarily consist of expenses relating to advertising, marketing and brand promotion activities and (ii) salaries and commissions paid to our marketing personnel. We expect that our selling and marketing expenses will continue to increase in absolute amounts as we continue our brand building and marketing activities, increase the number of our learning centers and expand into new geographic areas, but will decrease gradually to reach and remain at a stable percentage of total net revenue due to the cumulative effect of our brand-building, advertising and marketing efforts.

Taxation

Cayman Islands

          We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax in the Cayman Islands. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

Hong Kong

          Xueda Hong Kong is subject to a corporate income tax of 16.5% on the estimated assessable profit derived from its Hong Kong operation. Xueda Hong Kong was incorporated in 2009 and had no assessable profits during the years ended December 31, 2009 and accordingly we have made no provision for its income tax.

PRC

          Business tax.    Currently, the learning centers we operate in China are subject to a 3% to 5% business tax on gross revenue generated from providing tutoring services, plus related surcharges.

          Income tax.    Pursuant to the EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applied to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Our PRC subsidiary and our VIE and its subsidiaries in China are subject to enterprise income tax at a statutory rate of 25%. Xueda Technology was qualified as a "high and new technology enterprise" in 2009 and was entitled to a preferential enterprise income tax rate of 15%. This preferential tax treatment will end when Xueda Technology is dissolved in the near future. Accordingly, we provided full allowance for deferred tax assets related to Xueda Technology as of December 31, 2009, and June 30, 2010. Xuecheng Century was certified as a "software enterprise" for tax purposes in April 2010 and as a result is eligible for a two-year exemption of income tax from the first year it generates taxable income, followed by a 12.5% income tax rate for another three years. In part as a consequence of this preferential tax treatment, the effective tax rate for the six-month period ended June 30, 2010 was 6.8%. We expect the effective tax rates for 2010 and 2011 to remain of a similar level.

          Income tax is assessed and paid at subsidiary or branch level; therefore, the net loss from operations generated by a particular entity cannot be transferred to or utilized by other entities within our consolidated company.

          Under the EIT Law and the EIT Implementation Rules, an enterprise established outside of the PRC with "de facto management bodies" within the PRC is considered a resident enterprise and is subject to enterprise income tax at the rate of 25% on its global income. The EIT Implementation Rules define the term "de facto management bodies" as "establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise." We do not believe we are a resident enterprise. However, it remains unclear how PRC tax authorities will determine the tax residency status of companies like us. See "Risk Factors — Risk Factors Relating to Doing Business in China — Under the EIT Law, we may be classified as a 'resident enterprise' of China. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders."

          Under the EIT Law and the EIT Implementation Rules, the profits of a foreign invested enterprise generated in 2008 and onwards which are distributed to its immediate holding company outside the PRC will be subject to a withholding tax rate of 10%. Pursuant to a special arrangement between Hong Kong and the PRC, such rate is lowered to 5% if a Hong Kong resident enterprise owns over 25% of a PRC company during the 12 consecutive months preceding the receipt of the dividends. Our PRC subsidiary is currently wholly owned by a Hong Kong subsidiary. However, there is no assurance the PRC tax authorities will grant approvals on the 5% withholding tax rate on dividends received by our subsidiary in Hong Kong from our PRC subsidiary. See "Risk Factors — Risk Factors Relating to Doing Business in China — There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of our PRC subsidiary, and dividends payable by our PRC subsidiary to our Hong Kong subsidiary may not qualify to enjoy the treaty benefits."

Critical Accounting Policies

          We prepare our financial statements in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and net revenues and expenses. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Our management has discussed the development, selection and disclosure of these estimates with our board of directors. Since our financial reporting process inherently relies on the use of estimates and assumptions, actual results may differ from these estimates under different assumptions or conditions.

          An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that could reasonably have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management's judgment. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included with this prospectus.

Revenue Recognition

          We derive our revenues from personalized tutoring services and through collecting registration fees and course fees from our students.

          We charge each new student a non-refundable registration fee ranging from RMB300 ($44.2) to RMB500 ($73.7) primarily for the consultation and assessment we provide to the student and design of a personalized study plan. We believe that the registration fee is, in substance, an advance payment for future tutoring services, and accordingly recognized over the estimated customer relationship period. The customer relationship period is estimated based on our historical data with respect to service period. The customer relationship period is currently determined to be 15 months and is subject to annual assessment or when an event or other changes indicate the estimate is no longer reasonable.

          Course fees for tutoring services are generally collected within seven days after the service contract is signed and recognized proportionately as the tutoring services are delivered. For unused prepaid course hours, students may apply for a 40-day extension within 30 days prior to the expiration date of the service contract. Although there are no refund provisions in our contracts, under the applicable PRC laws and regulations, students are entitled to refund of unused prepaid course fees within two years after the service contract expires. We therefore estimate the refund period to be 26 months, which include the 30-day application period, the 40-day extension period and the two years by law. Deferred revenue relating to unused prepaid course hours of expired contracts is recognized as of the end of the refund period.

Fair Value of Ordinary Shares

          We are a private company with no quoted market prices for our ordinary shares. We have therefore needed to make estimates of the fair value of our ordinary shares at various dates for the following purposes:

  •
  Determining the fair value of our ordinary shares at the date of issuance of convertible instruments as one of the inputs into determining the intrinsic value of the beneficial conversion feature, if any; and

  •
  Determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award to our employees as one of the inputs into determining the grant date fair value of the award.

          The following table sets forth the fair value of our ordinary share estimated at different times.

Date	Class of Shares	Fair Value	Purpose of Valuation
March 26, 2008	Ordinary Shares	$0.06	Assessment of beneficial conversion feature upon issuance of Series A1 and Series A2 preferred shares
August 29, 2009	Ordinary Shares	$0.63	Assessment of beneficial conversion feature upon issuance of Series A1 preferred shares
March 16, 2010	Ordinary Shares	$1.89	Valuation of share based compensation

          When estimating the fair value of our ordinary shares, our management has considered a number of factors, including the result of valuation by Marsh Financial Advisory Services Limited, or Marsh, an independent third party appraisal firm, and equity transactions of our company, while taking into account standard valuation methods and the achievement of certain events.

          The valuation reports issued by Marsh have been used as part of our analysis in reaching our conclusion on the fair value of our ordinary shares. We reviewed the valuation methodologies used by Marsh and believe the methodologies used are appropriate and the valuation results are representative of the fair value of our ordinary shares.

          Marsh used the discounted cash flow, or DCF, method of the income approach to derive the fair value of our ordinary shares in 2008, 2009 and 2010. We considered the market approach and searched for public companies located in China with business nature and in a development stage similar to ours. However, no companies were similar to us in all aspects, and we therefore only used the results obtained from the market approach to assess the reasonableness of the results obtained from the income approach. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

          The major assumptions used in calculating the fair value of ordinary shares include:

  •
  Weighted average cost of capital, or WACC:  WACCs of 29%, 26% and 24% were used for dates as of March 26, 2008, August 29, 2009 and March 16, 2010, respectively. The WACCs were determined based on a consideration of such factors as risk-free rate, comparative industry risk, equity risk premium, company size and company-specific factors. The decrease in WACC from 2008 to 2010 was due to the combined results of the changes in risk-free rate and industry average beta, and the decrease in our company-specific risks. The decrease in WACC used for the valuation resulted in an increase in the determined fair value of the ordinary shares.

  •
  Comparable companies:  In deriving the WACCs, which are used as the discount rates under the income approach, certain publicly traded companies in the education industry were selected for reference as our guideline companies.

    To reflect the operating environment in China and the general sentiment in the U.S. capital markets towards the education industry, the guideline companies were selected with consideration of the following factors: (i) the comparable companies should provide tutoring services; and (ii) the comparable companies should either have their principal operations in Asia Pacific, as we operate in China, or are publicly listed comparable companies in the United States, as we plan to become a public company in the United States.

  •
  Discount for lack of marketability, or DLOM:  We quantified DLOM using the Black-Scholes option pricing model. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held ordinary shares can be sold, was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event (e.g., an IPO) and estimated volatility of our ordinary shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM.

    The DLOMs were estimated to be 39%, 23% and 11% as of March 26, 2008, August 29, 2009 and March 16, 2010, respectively. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.

          The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenue and earnings growth rates, as well as major milestones that we have achieved, contributed significantly to the increase in the fair value of our ordinary shares from March 2008 to March 2010. The assumptions used in deriving the fair values are consistent with our business plan. However, these assumptions are inherently uncertain and highly subjective. The risk associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which ranged from 29% to 24%.

          Marsh used the option-pricing method to allocate enterprise value to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, "Valuation of Privately-Held-Company Equity Securities Issued as Compensation", or the Practice Aid. The method treats ordinary shares and preferred shares as call options on the enterprise's value, with exercise prices based on the liquidation preference of the preferred shares.

          The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares to range from 44% to 57% based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

          The determined fair value of our ordinary shares increased from $0.06 per share as of March 26, 2008 to $0.63 per share as of August 29, 2009. We believe the increase in the fair value of ordinary shares in this period was primarily attributable to the following factors:

  •
  Our net revenue grew significantly from $4.4 million in 2007 to $34.1 million in 2008, representing a 675% annual growth rate, and our net revenue continued to increase during 2009;

  •
  The number of our learning centers increased from 32 as of December 31, 2007 to 124 in August 2009, including those operated by the acquired Taiyuan Xueda Education Company, which accelerated the growth of our business in Taiyuan city;

  •
  We experienced and expected to continue to experience rapid and substantial growth in revenue and the number of learning centers. We expected these would result in economies of scale and improvement in operating profit margin; and

  •
  In March 2008 and August 2009, we completed two rounds of financing through the issuance of Series A1 and Series A2 preferred shares and receiving total net proceeds of around $3.8 million. These provided the funding needed for our rapid expansion.

          The determined fair value of our ordinary shares increased from $0.63 per share as of August 29, 2009 to $1.89 per share as of March 16, 2010. We believe the increase in the fair value of ordinary shares over the period was primarily attributable to the following factors:

  •
  Our net revenue grew significantly from $34.1 million in 2008 to $77.2 million in 2009, representing a 126% annual growth rate;

  •
  The number of learning centers increased from 108 as of December 31, 2008 to 131 as of December 31, 2009;

  •
  We considered the actual financial and operating results for the three months ended March 31, 2010 that were available to us as discussed below; and

  •
  We experienced and expected to continue to experience rapid and substantial growth in revenue and the number of learning centers.

          The valuation of our ordinary shares as of March 16, 2010 was based on assumptions that reflected the enhanced visibility of our full year 2010 performance as the result of improved financial and operating performance for the first quarter of 2010, which was, to a certain extent, known to the management as of March 16, 2010. More specifically, our assumptions were based on the following factors:

  •
  Revenue growth

    The actual year-over-year revenue growth from the first quarter of 2009 to the first quarter of 2010 reached 103%. However, we did not rely on this growth rate by applying a growth rate at or above 100% for the full year of 2010 in our valuation because in the first quarter of 2009, we were at an early stage of development and growth achieved on that base would not be indicative of future growth. Our revenue base at that time was relatively small given our large number of start-up, ramp-up and growth learning centers in the first quarter of 2009, which provided significant high growth potentials. In comparison, we had become a significantly larger company in the first quarter of 2010 and a majority of our learning centers had matured. Although we were still in a high-growth stage, we did not believe that the high growth rate achieved in the first quarter of 2010 represented a reasonable rate that could be expected of future periods. Therefore, in connection with the valuation, we also considered the sequential revenue growth rates for the preceding quarters, which ranged from a negative growth rate of 6% to a growth rate of 57%.

    In addition, in determining the growth rate for the full year of 2010 in connection with our valuation, we primarily considered the factors that directly affected the revenue growth, which included the number of students served and the course fees charged. The number of students we served increased to 37,181 for the first quarter of 2010 from 21,888 for the first quarter of 2009, representing a year-over-year growth rate of 69.8%. On the other hand, we did not budget any course fee increase for 2010 as of March 16, 2010, which was based on our then assessment of various factors, including expected market conditions. Therefore, we assumed no change to the course fees. Based on the above considerations, we believed that it was reasonable to assume and apply a growth rate lower than that achieved in the first quarter of 2010 for the full year of 2010 in connection with our valuation.

    In addition, we assumed that the revenue growth rate will start declining gradually as the revenue base becomes larger and an increasing portion of learning centers reach their full capacity.

  •
  Gross margin

    Gross margin for the first quarter of 2010 reached 33%. However, we did not believe that this gross margin was indicative of the full year gross margin for the following two major reasons:

    Seasonality of the business.    On an individual learning center basis, the second quarter of each year typically is our peak business season, whereas the third quarter typically sees the lowest number of students served and course hours delivered on an individual learning center basis. On the other hand, our costs are not significantly affected by seasonal factors as a significant portion of such costs are fixed. This is due to the fact that the significant majority of our teaching staff members are full time employees and there is a minimum level of base salaries paid to them regardless of actual student served. In addition, our rental costs and depreciation and amortization costs associated with leasehold improvements are largely fixed. See "—Specific Factors Affecting Our Results of Operations—Seasonality."

    Timing of new learning centers rollout.    Historically, our new learning centers were typically opened in the second half of the year. In 2010, we planned to open approximately 70 new learning centers, only 10 of which were opened in the first quarter of the year, and the remaining 60 new learning centers were scheduled to be opened later into the year. There are significant costs associated with each new learning center, including teaching staff cost, rental costs and depreciation and amortization costs associated with leasehold improvements, because we need to maintain a constant level of staff, properties and facilities at each learning center, regardless of the expected number of students served. All such costs are expensed as they are incurred and are reflected in the current period, which are expected to adversely affect gross margin for such period. Although we recognized that as the total number of learning centers as well as mature learning center continued to increase, the effect of timing of new learning centers rollout would be less significant, we expected that opening of a large number of new learning centers in a short period of time would nevertheless have a significant adverse effect on our expected gross margin.

    Therefore, in connection with our valuation, we believed that the gross margin for the full year of 2010 should be lower than the 33.2% achieved in the first quarter of 2010, taking into consideration the expected adverse effect of the approximately 60 new learning centers to be opened later into the year. In addition, in recognition of a certain level of margin expansion as the result of improved operating efficiency, we believed that the assumed gross margin for the full year of 2010 should be higher than the 25.7% gross margin for the full year of 2009. We expect gross margin to expand gradually in future periods as we continue to enhance our operating efficiency and utilization of our facilities and teaching staff as our learning centers mature.

    As factors affecting cost of revenue and gross margin, the above reasons also ultimately affect net margin.

  •
  Net margin

    Net margin for the first quarter of 2010 reached 11.1%, compared to a negative net margin of 2.1% for the full year of 2009. For the full year of 2010, we assumed a net margin after considering the factors discussed above which also ultimately affect net margin. In addition to those factors affecting both gross and net margins, selling and marketing expense was the major line item below gross margin line that affected our net margin assumption. Selling and marketing expenses accounted for 13.8% of revenue for the year of 2009, compared to 9.1% for the first quarter of 2010. Typically, we incur a larger amount of selling and marketing expenses in the third quarter of each year to attract and recruit students when the new school year starts. For 2010, given that we planned to open approximately 70 new learning centers, significantly more than the 23 new learning centers opened in 2009, we expected that selling and marketing expenses for the full year of 2010 would be significantly higher than in 2009 and the first quarter of 2010. In addition, we expected to maintain a high level of selling and marketing expenses in response to the increased competition. Although we believed that selling and marketing expenses as a percentage to net revenue would continue to decrease over time, we expected that such decrease would be at a slower rate compared to other costs and expenses; therefore, the margin expansion resulted from such decrease in such percentage was expected to be less significant. Based on the above discussions on costs and expense items and after factoring into certain margin expansion from 2009, we believed that a net margin lower than that achieved in the first quarter of 2010 was reasonable in connection with our valuation.

          We have considered the guidance prescribed by the Practice Aid in determining the fair value of our ordinary shares as of various dates before this offering. A detailed description of the valuation method used and the factors contributing to the changes in the fair value of our ordinary shares through March 16, 2010 is set out above. Paragraph 113 of the Practice Aid states that "the ultimate IPO price itself also is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise." We, therefore, believe the ultimate price of this offering is generally not likely to be a reasonable estimate of the fair value of our ordinary shares as of various dates before this offering.

          Nevertheless, we believe that the implied increase in fair value of our ordinary shares from $1.89 per ordinary share as of March 16, 2010 to $4.125 per ordinary share, the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus divided by the number of ordinary shares represented by each ADS, is primarily attributable to the following factors:

  •
  New program offerings introduced in the second and third quarters of 2010 generated significant revenue.  As part of the expansion strategies developed by the senior management team beginning in the second quarter of 2010, we rolled out a series of new learning programs which were not planned as of March 16, 2010. These learning programs were successful in the second and third quarters of 2010, and we plan to continue to offer these programs and other similar programs in the future. The net revenue generated by these new programs was not taken into account in the forecast of future earnings used to determine the fair value of our ordinary shares as of March 16, 2010, or the March 2010 forecast.

  •
  Initiatives introduced in late second quarter of 2010 to improved operating efficiency.  As part of the business development plans designed and implemented by the senior management team in late second quarter of 2010, we introduced various initiatives to improve our operating efficiency and to increase net income. For example, we adopted, for the first time, quarterly performance evaluations for local management teams and linked bonus and career advancement opportunities of the members of local management teams to their key performance indicators in these evaluations. Local management team members are evaluated on key indicators of cost-control, staff and facility utilization and other measures of efficiency in addition to revenue growths of the learning centers under their management — a shift from our previous focus on driving revenue growth by geographical coverage and network expansion. At the same time, we also tightened our cost-control measures, especially with respect to labor, management and marketing costs. As a result of these initiatives, gross margin increased from 31% for the second quarter of 2009 to 42% for the second quarter of 2010, and from 19% for the third quarter of 2009 to an estimate of not less than 25% for the third quarter of 2010. The introduction of these initiatives and the subsequent year-over-year increase in gross margin were not planned until after March 16, 2010 and was not taken into account in the March 2010 forecast.

  •
  Learning centers in several cities raised course fees beginning in late second and third quarters of 2010.  The average hourly course fee during the second and third quarters of 2010 was higher than previously forecasted. Although we raised course fees throughout our tutoring network in 2009, we did not believe market conditions would support further significant increase in course fees and did not plan for any course fee increase for 2010. However, in late second quarter and the third quarter, learning centers located in several cities raised course fees in response to local market conditions. Increases in course fees in these cities were well received by the customers. These increases in course fees had not been planned by the senior management ahead of time and were initiated by local management teams in response to local market conditions. Therefore the increase in fees was not included in the March 2010 forecast. We believed that the success in raising course fees in those cities indicated favorable market conditions and provided strong support for our plan to raise course fees on a much large scale and in more cities covered by our national tutoring network.

  •
  Actual performance in the second and third quarters of 2010 exceeding forecast.  Our net revenue increased significantly to $77.9 million, compared to $38.9 million for the six months ended June 30, 2009 and $77.2 million for the year ended December 31, 2009. In addition, we generated net income of $11.8 million for the six months ended June 30, 2010, compared to net income of $2.4 million for the six months ended June 30, 2009 and net loss of $1.6 million for the year ended December 31, 2009. We estimate our net revenue for the three months ended September 30, 2010 was no less than $37.0 million, compared to

    $47.0 million for the three months ended June 30, 2010 and $18.6 million for the three months ended September 30, 2009.

    As a result of the factors discussed above, when we prepared a forecast in October 2010, the forecast showed a significant improvement over the March 2010 forecast. For example, our revenue growth for 2010 is currently forecasted to be significantly higher than that used in the March 2010 forecast and net profit margin for 2010 is currently forecasted to be higher than that used in March 2010 forecast.

  •
  Reduced discount rate.  We believe that the rapid and substantial expansion since March 2010 has proven the viability of our business strategy and execution capability and has enhanced our credibility, which is expected to reduce the perceived risk of meeting the financial forecast going forward and thus a reduced discount rate will be expected for the valuation in connection with this offering. In addition, we expect that the completion of this offering will allow us to have easier access to the capital markets to raise funds, including equity financing and bank borrowing with lower cost of financing. Therefore, our weighted average cost of capital, which was also a component of the March 2010 forecast, is expected to be favorably affected by this offering and thus would increase our enterprise and value of ordinary shares.

  •
  Enhanced liquidity and access to capital.  This offering is expected to provide us with additional capital and will enhance our ability to access the capital markets to grow our business and provide our shareholders with greater liquidity. In particular, the 11% discount for lack of marketability used to in the March 2010 forecast would no longer be applicable after this offering.

  •
  Conversion of preferred shares.  The conversion into ordinary shares, immediately prior to the completion of this offering, of all our preferred shares and the corresponding elimination of the related liquidation and other preferences will also contribute to the increase in the value of our ordinary shares.

  •
  Enhanced brand awareness.  In anticipation of a successful initial public offering, we expect to further enhance our brand awareness and, as a result, capture a greater market share and gain greater benefit from the growth of the after-school tutoring sector.

Share-based Compensation

          Our share-based payment transactions with employees are measured based on the grant date fair value of the equity instrument we issued and recognized as a compensation expense over the requisite service period based on a graded vesting schedule, with a corresponding impact reflected in additional paid-in capital.

          The fair values of our option awards were estimated on the date of grant using the binomial option pricing model using the following assumptions:

For Options Granted on March 16, 2010	Assumption
Risk-free interest rate	4.36%
Expected dividend yield	Nil
Expected volatility	54.1%
Exercise price	$0.99 per share
Fair value of the underlying ordinary shares	$1.89 per share
Term	10 years

          The risk-free rate is based on the implied yield of China International Bond denominated in U.S. dollars with maturity similar to the expected life of the option as of the valuation date. As we expected to grow the business with internally generated cash, we did not expect to pay dividends in the foreseeable future. Because we do not maintain an internal market for our ordinary shares, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in similar businesses.

          In determining the fair value of the share options granted on March 16, 2010, we used the fair value of our ordinary shares as determined through a retrospective valuation by an independent appraiser. For more information, see "— Fair Value of Ordinary Shares."

          For options granted to employees on March 16, 2010, $9.6 million of share-based compensation expense, based on the fair value of the options granted and the estimated forefeiture rate of 25%, will be recorded over four years after the grant date on a straight-line basis with the amount of compensation expenses recognized in any period not less than the portion of the grant date fair value of the options vested during that period. The estimate of forfeiture rate is reviewed and adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimate. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change.

Income Taxes

          As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a certain period, we must include an expense within the tax provision in the statement of operations.

          Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could materially impact our financial position and results of operations.

          The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes. We have concluded that there were no significant uncertain tax positions requiring recognition in financial statements for the years ended December 31, 2008 and 2009. We did not incur any interest and penalties related to potential underpaid income tax expenses and also do not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The years 2008 to 2009 remain subject to examination by the PRC tax authorities.

Internal Control over Financial Reporting

          Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal control over financial reporting. In connection with the preparation and external audit of our consolidated financial statements, we and our independent registered public accounting firm identified certain material weaknesses and other control deficiencies, each as defined in AU325, in our internal control over financial reporting as of December 31, 2009. As defined in AU325, a "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

          The material weakness identified primarily related to our lack of accounting personnel with appropriate U.S. GAAP knowledge and lack of appropriate maintenance of accounting and financial records. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting as we and they will be required to do once we become a public company. In light of the number of material weaknesses and other control deficiencies that were identified as a result of the limited procedures performed, we believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

          We plan to take measures to improve our internal control over financial reporting in 2010 and 2011, including (i) hiring additional accounting personnel with extensive experience in U.S. GAAP and SEC reporting requirements by the end of 2010; (ii) starting from the third quarter in 2010, providing regular training on an ongoing basis to our accounting personnel that cover a broad range of accounting and financial reporting topics; (iii) developing and applying a comprehensive manual with detailed guidance on accounting policies and procedures as well as procedures for maintenance and retention of accounting and financial records by the end of the third quarter of 2010. However, the implementation of these measures may not fully address the material weaknesses and other control deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See "Risk Factors — Risk Factors Relating to Our Business and Industry — In the course of preparing our consolidated financial statements, we have identified material weaknesses and other control deficiencies in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence in our company and the market price of our ADSs may be adversely affected."

Results of Operations

          The following table sets forth a summary of our consolidated results of operations and selected operating data for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,				For the Six Months Ended June 30,
	2008		2009		2009		2010
	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
	(in thousands, except percentages)
Net revenue	34,106	100.0	77,188	100.0	38,936	100.0	77,888	100.0
Cost of revenue:
Teaching staff cost	(21,273)	(62.4)	(43,592)	(56.5)	(20,759)	(53.3)	(37,477)	(48.1)
Rental	(7,232)	(21.2)	(10,050)	(13.0)	(4,845)	(12.4)	(6,452)	(8.3)
Depreciation and amortization	(447)	(1.3)	(778)	(1.0)	(428)	(1.1)	(633)	(0.8)
Other	(2,993)	(8.8)	(2,906)	(3.8)	(1,759)	(4.6)	(3,264)	(4.2)

Total cost of revenue	(31,945)	(93.7)	(57,326)	(74.3)	(27,791)	(71.4)	(47,826)	(61.4)
Gross (loss)/income	2,161	6.3	19,862	25.7	11,145	28.6	30,062	38.6
Operating expenses:
General and administrative expenses	(6,871)	(20.2)	(9,912)	(12.8)	(4,176)	(10.7)	(11,422)	(14.6)
Selling and marketing expenses	(7,271)	(21.3)	(10,624)	(13.8)	(3,832)	(9.8)	(6,117)	(7.9)

Total operating expenses	(14,142)	(41.5)	(20,536)	(26.6)	(8,008)	(20.5)	(17,539)	(22.5)
Government subsidies	52	0.2	83	0.1	13	0.0	26	0.0
(Loss)/income from operations	(11,929)	(35.0)	(591)	(0.8)	3,150	8.1	12,549	16.1
Interest income	24	0.1	220	0.3	41	0.1	183	0.2

(Loss)/income before income tax expenses	(11,905)	(34.9)	(371)	(0.5)	3,191	8.2	12,732	16.3
Income tax expenses
Current	(547)	(1.6)	(1,320)	(1.7)	(750)	(1.9)	(2,609)	(3.3)
Deferred	—	—	83	0.1	—	—	1,710	2.2

Total income tax expenses	(547)	(1.6)	(1,237)	(1.6)	(750)	(1.9)	(899)	(1.1)

Net (loss)/income	(12,452)	(36.5)	(1,608)	(2.1)	2,441	6.3	11,833	15.2

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2008	2009	2009	2010
Selected Operating Data:
Course hours delivered (in thousands)	1,845	3,907	1,989	3,554
Number of learning centers (at period end)	108	131	114	157
Number of students served	27,139	54,130	30,279	54,035
Average hourly course fee (in $)(1)	20	21	21	23
Number of teaching staff members (at period end)	3,695	6,021	4,663	8,893

(1)
Represents gross revenue, which is computed as net revenue plus business tax, divided by the total course hours delivered in the relevant period.

Six Months Ended June 30, 2010 Compared to Six Months Ended June 30, 2009

          Net revenue.    Our total net revenue increased significantly to $77.9 million for the six months ended June 30, 2010 from $38.9 million for the six months ended June 30, 2009. $30.5 million, or 78.2%, of the total increase in net revenue was contributed by the increase in course hours delivered and the other $8.5 million, or 21.8%, of the increase was contributed by the increase in the average course fee from the six months ended June 30, 2009 to the six months ended June 30, 2010. Course hours delivered increased significantly from approximately 2.0 million hours for the six months ended June 30, 2009 to approximately 3.6 million hours for the six months ended June 30, 2010, primarily attributable to the increases in the total number of learning centers as well as in the number of growth and mature learning centers, which also significantly contributed to the increase in the number of students served from approximately 30,300 for the six months ended June 30, 2009 to approximately 54,000 for the six months ended June 30, 2010. The number of our learning centers in operation increased from 114 as of June 30, 2009 to 157 as of June 30, 2010. The number of growth and mature learning centers increased from 82 as of June 30, 2009 to 114 as of June 30, 2010. In addition, the increase in net revenue for the six months ended June 30, 2010 was attributable to the increase in our average hourly course fee from $21 for the six months ended June 30, 2009 to $23 for the six months ended June 30, 2010.

          Cost of revenue.    Our cost of revenue increased by 72.1% to $47.8 million for the six months ended June 30, 2010 from $27.8 million for the six months ended June 30, 2009, which increase was at a significantly lower rate compared to the increase in our net revenue. This increase was primarily due to (i) the significant increase in teaching staff cost from $20.8 million for the six months ended June 30, 2009 to $37.5 million for the six months ended June 30, 2010 as our full-time instructors, study counselors and education consultants increased by 4,230 from June 30, 2009 to June 30, 2010 and performance-based teaching fees and bonuses also increased significantly as the result of increased course hours delivered, and (ii) a 33.2% increase in rental cost from $4.8 million for the six months ended June 30, 2009 to $6.5 million for the six months ended June 30, 2010 as we leased premises for the 43 new learning centers opened since June 30, 2009. Cost of revenue as a percentage to net revenue decreased to 61.4% for the six months ended June 30, 2010 from 71.4% for the six months ended June 30, 2009.

          Gross profit.    Our gross profit increased significantly to $30.1 million for the six months ended June 30, 2010 from $11.1 million for the six months ended June 30, 2009. Gross margin also increased significantly to 38.6% for the six months ended June 30, 2010 from 28.6% for the six months ended June 30, 2009. The increases in gross profit and gross margin were primarily because a significant number of learning centers operating in the first six months of 2009 became growth and mature learning centers in the first six months of 2010, resulting in enhanced utilization of our facilities and teaching staff. As of June 30, 2009, only 82, or 71.9%, of our learning centers were growth and mature learning centers. By comparison, as of June 30, 2010, 114, or 72.6%, of our learning centers were growth and mature learning centers.

          Operating expenses.    Our total operating expenses increased significantly to $17.1 million for the six months ended June 30, 2010 from $8.0 million for the six months ended June 30, 2009. Operating expenses as a percentage of net revenue increased to 22.0% for the six months ended June 30, 2010 from 20.5% for the six months ended June 30, 2009, primarily attributable to our hiring of new employees to support our expanded operations and in anticipation of this offering.

  •
  General and administrative expenses.  Our general and administrative expenses increased significantly by 173.5% to $11.4 million for the six months ended June 30, 2010 from $4.2 million for the six months ended June 30, 2009. The increase was primarily due to an increase in the total compensation and benefits paid to our administrative staff as a result of our hiring of new employees in the areas of finance and accounting, technology infrastructure, human resources and general administration to support our expanded operations and in anticipation of this offering, as well as the share-based compensation expenses incurred in this period. The increase in our general and administrative expenses from the six months ended June 30, 2009 to the six months ended June 30, 2010 was also attributable to an increase in rental payments relating to accommodations provided to local management as a result of our expanded operations.

  •
  Selling and marketing expenses.  Our selling and marketing expenses increased by 59.6% to $6.1 million for the six months ended June 30, 2010 from $3.8 million for the six months ended June 30, 2009. This increase was due to the increase in expenses relating to advertising, marketing and brand promotion activities from the six months ended June 30, 2009 to the six months ended June 30, 2010. The increase in selling and marketing expenses was also due to the expansion of our marketing team and the related office expenses, which was in line with the expansion of our tutoring service network and operations.

          Government subsidies.    We received approximately $26,000 and approximately $13,000 of cash in government subsidies for the six months ended June 30, 2010 and 2009, respectively, from local government authorities in a district in Shanghai to encourage our business development in that district. There is no limitation on the use of the subsidies and the receipt of such subsidies does not subject us to any additional governmental regulations or future obligations. Government subsidies have been granted based on local business incentive policies and may not be received in the future.

          Income from operations.    Our income from operations increased significantly to $12.5 million for the six months ended June 30, 2010 from $3.2 million for the six months ended June 30, 2009. Income from operations as a percentage of net revenue increased to 16.1% for the six months ended June 30, 2010 from 8.1% for the six months ended June 30, 2009.

          Income tax expenses.    Our income tax expenses increased to $0.9 million for the six months ended June 30, 2010 from $0.8 million for the six months ended June 30, 2009, primarily due to the significant increase in profit for the six-month period ended June 30, 2010.

          Net income.    As a result of the foregoing, we generated net income of $11.8 million for the six months ended June 30, 2010 and net income of $2.4 million for the six months ended June 30, 2009.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

          Net revenue.    Our total net revenue increased significantly to $77.2 million for the year ended December 31, 2009 from $34.1 million for the year ended December 31, 2008. $39.1 million, or 90.7%, of the total increase in net revenue was contributed by the increase in course hours delivered and the other $4.0 million, or 9.3%, of the increase was contributed by the increase in the average course fee from 2008 to 2009. Course hours delivered increased significantly from approximately 1.8 million hours for the year ended December 31, 2008 to approximately 3.9 million hours for the year ended December 31, 2009, primarily attributable to the increases in the total number of learning centers as well as in the number of growth and mature learning centers, which also significantly contributed to the increase in the number of students served from approximately 27,100 for the year ended December 31, 2008 to approximately 54,100 for the year ended December 31, 2009. The number of our learning centers in operation increased from 108 as of December 31, 2008 to 131 as of December 31, 2009. The number of growth and mature learning centers increased from 32 as of December 31, 2008 to 107 as of December 2009. In addition, the increase in net revenue for the year ended December 31, 2009 was attributable to the increase in our average hourly course fee from $20 for the year ended December 31, 2008 to $21 for the year ended December 31, 2009.

          Cost of revenue.    Our cost of revenue increased by 79.5% to $57.3 million for the year ended December 31, 2009 from $31.9 million for the year ended December 31, 2008, which increase was at a significantly lower rate compared to the increase in our net revenue. This increase was primarily due to (i) the significant increase in teaching staff cost from $21.3 million for the year ended December 31, 2008 to $43.6 million for the year ended December 31, 2009 as our full-time instructors, study counselors and education consultants increased by 2,386 in 2009 and performance-based teaching fees and bonuses also increased significantly as the result of increased course hours delivered, and (ii) a 39.0% increase in rental cost from $7.2 million for the year ended December 31, 2008 to $10.1 million for the year ended December 31, 2009 as we leased premises for the 23 new learning centers opened in 2009. Cost of revenue as a percentage to net revenue decreased to 74.3% for the year ended December 31, 2009 from 93.7% for the year ended December 31, 2008.

          Gross profit.    Our gross profit increased significantly to $19.9 million for the year ended December 31, 2009 from $2.2 million for the year ended December 31, 2008. Gross margin also increased significantly to 25.7% for the year ended December 31, 2009 from 6.3% for the year ended December 31, 2008. The significant increases in gross profit and gross margin were primarily because a significant number of learning centers operating in 2008 became growth and mature learning centers in 2009, resulting in enhanced utilization of our facilities and teaching staff. As of December 31, 2008, only 32, or 29.6%, of our learning centers were growth and mature learning centers. By comparison, as of December 31, 2009, 107, or 81.7%, of our learning centers were growth and mature learning centers.

          Operating expenses.    Our total operating expenses increased by 45.2% to $20.5 million for the year ended December 31, 2009 from $14.1 million for the year ended December 31, 2008, which increase was at a significantly lower rate compared to the increase in our net revenue. Operating expenses as a percentage of net revenue decreased to 26.6% for the year ended December 31, 2009 from 41.4% for the year ended December 31, 2008, primarily attributable to improved operating efficiency, increased number of growth and mature learning centers and increased brand recognition as a result of our brand-building, advertising and marketing efforts.

  •
  General and administrative expenses.  Our general and administrative expenses increased by 44.3% to $9.9 million for the year ended December 31, 2009 from $6.9 million for the year ended December 31, 2008. The increase was primarily due to an increase in the total compensation and benefits paid to our administrative staff as a result of our hiring of new employees in the areas of finance and accounting, technology infrastructure, human resources and general administration to support our expanded operations. The increase in our general and administrative expenses from 2008 to 2009 was also attributable to an increase in rental payments relating to accommodations provided to local management as a result of our expanded operations.

  •
  Selling and marketing expenses.  Our selling and marketing expenses increased by 46.1% to $10.6 million for the year ended December 31, 2009 from $7.3 million for the year ended December 31, 2008. This increase was due to the increase in expenses relating to advertising, marketing and brand promotion activities from 2008 to 2009. The increase in selling and marketing expenses was also due to the expansion of our sales and marketing team and the related office expenses, which was in line with the expansion of our tutoring service network and operations.

          Government subsidies.    We received $52 thousand and $83 thousand of cash in government subsidies for the years ended December 31, 2008 and 2009, respectively, from local government authorities in a district in Shanghai to encourage our business development in that district. There is no limitation on the use of the subsidies and the receipt of such subsidies does not subject us to any additional governmental regulations or future obligations. Government subsidies have been granted based on local business incentive policies and may not be received in the future.

          Loss from operations.    Our loss from operations decreased by 95.0% to $0.6 million for the year ended December 31, 2009 from $11.9 million for the year ended December 31, 2008.

          Income tax expenses.    Our income tax expenses increased significantly to $1.2 million for the year ended December 31, 2009 from $0.5 million for the year ended December 31, 2008, primarily due to the increase in taxable income from an increasing number of profitable learning centers.

          Net loss.    As a result of the foregoing, we had a net loss of $1.6 million for the year ended December 31, 2009 and a net loss of $12.5 million for the year ended December 31, 2008.

Selected Quarterly Results of Operations

          The following table presents our unaudited consolidated quarterly results of operations for the eight quarters ended June 30, 2010. You should read the following table in conjunction with our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated quarterly financial information on the same basis as our audited consolidated financial statements. This unaudited consolidated financial information includes adjustments, consisting of normal and recurring adjustments that we consider necessary for a fair representation of our financial position and results of operations for the quarters presented. Our operating results for any particular quarter are not necessarily indicative of our future results.

	Three Months Ended
	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010
	(in thousands of $)
Net revenue	7,958	10,042	15,240	23,696	18,576	19,676	30,929	46,959
Cost of revenue:
Teaching staff cost	(5,798)	(7,205)	(8,755)	(12,004)	(11,427)	(11,406)	(15,527)	(21,950)
Rental	(2,011)	(2,490)	(2,225)	(2,620)	(2,568)	(2,637)	(2,836)	(3,616)
Depreciation and amortization(1)	(96)	(114)	(206)	(222)	(181)	(169)	(203)	(430)
Other	(491)	(62)	(272)	(1,487)	(879)	(268)	(2,090)	(1,174)

Total cost of revenue	(8,396)	(9,871)	(11,458)	(16,333)	(15,055)	(14,480)	(20,656)	(27,170)
Gross (loss)/income	(438)	171	3,782	7,363	3,521	5,196	10,273	19,789
Operating expenses:
General and administrative expenses	(1,703)	(2,190)	(1,876)	(2,300)	(3,699)	(2,037)	(3,813)	(7,609)
Selling and marketing expenses	(2,511)	(1,864)	(1,935)	(1,897)	(3,873)	(2,919)	(2,802)	(3,315)

Total operating expenses	(4,214)	(4,054)	(3,811)	(4,197)	(7,572)	(4,956)	(6,615)	(10,924)
Government subsidies	—	52	13	—	—	70	—	26
(Loss)/income from operations	(4,652)	(3,831)	(16)	3,166	(4,051)	310	3,658	8,891
Interest income	3	9	13	28	82	97	40	143

(Loss)/income before income tax expenses	(4,649)	(3,822)	(3)	3,194	(3,969)	407	3,698	9,034
Total income tax (expenses)/credit	(213)	(175)	1	(751)	(543)	56	(257)	(642)

Net (loss)/income	(4,862)	(3,997)	(2)	2,443	(4,512)	463	3,441	8,392

(1)
The allocation of the total depreciation and amortization expense among (i) cost of revenue, (ii) general and administrative expense and (iii) selling and marketing expense based on the functions that the fixed assets are used by is presented in the following table:

	Three Months Ended
	September 30, 2008	December 31, 2008	March 31, 2009	June 30, 2009	September 30, 2009	December 30, 2009	January 31, 2010	June 30, 2010
	(in thousands of $)
Depreciation and amortization under cost of revenue	96	114	206	222	181	169	203	430
Depreciation and amortization under general and administrative	55	65	75	81	65	66	65	87
Depreciation and amortization under selling and marketing	4	5	6	6	5	5	6	8

Total	155	184	287	309	251	240	274	525

          Our results of operations have experienced a rapid growth in recent years due to our expanded business operations. Primarily due to seasonal factors which affect the numbers of students served and course hours delivered, our results of operations have fluctuated from quarter to quarter. We expect the seasonal pattern of our results of operations to continue, although the impact of seasonal factors may not be as prominent in all periods as other factors due to our rapid business expansion. See "— Specific Factors Affecting Our Results of Operations — Seasonality." In addition, the number and timing of new learning centers opened in a specific quarter may have a significant effect on the results of that quarter. For example, the depreciation and amortization cost for the second quarter in 2010 experienced a more rapid increase than other costs and expenses, primarily as a result of the 26 new learning centers we opened in 2010, four of which were opened at the end of the first quarter and 12 of which were opened in April and May, and to a lesser extent, the increased investments we made in leasehold improvements associated with improvements and upgrades of tutoring facilities starting from 2010 compared to prior periods as discussed in
"— Specific Factors Affecting Our Results of Operations — Proportions of Learning Centers at Various Development Stages."

Liquidity and Capital Resources

          Our principal source of liquidity has been cash generated from operating activities and, to a lesser extent, from issuance and sale of our Series A1 and Series A2 preferred shares. We received course fee in cash of $15.7 million, $57.7 million and $118.7 million in the years ended December 31, 2007, 2008 and 2009, respectively, and $50.9 million and $86.2 million for the six months ended June 30, 2009 and 2010, respectively. We currently do not have any bank loans, nor did we have any bank loans in 2008, 2009 or the six months ended June 30, 2010. As of June 30, 2010, we had $34.9 million in cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and demand bank deposit or liquid investments that are placed with banks and other financial institutions and are unrestricted as to withdrawal or use or have maturities of three months or less. Although we consolidate the results of the learning centers controlled by Xueda Information, our VIE, our access to the cash and cash equivalents and future earnings of these leaning centers is indirect through dividends we receive from Xuecheng Century. Xuecheng Century, in turn, receives capital resources from Xueda Information in the form of a "consulting and technical service fee" pursuant to the Amended and Restated Exclusive Technology Consulting and Management Service Agreement.

          We have not encountered any difficulties in meeting our cash obligations to date. When considering our liquidity position and our future capital resources and needs, we take into account the economic benefits we are entitled to receive from our subsidiary and our VIE attributable to the economic benefits we may receive from our VIE and its subsidiaries under the contractual arrangements with our VIE. As of the date of this prospectus, our PRC subsidiary has not paid any dividend to us. Although we believe our PRC subsidiary has the ability to pay dividends to us, we do not expect dividends from our PRC subsidiary in the near future because we plan to have our PRC subsidiary retain all its accumulated profits for its own business operation and expansion.

          In addition, as the result of the restrictions under PRC law on our PRC subsidiary's ability to make dividend payments and other distributions to us, not all funds of our PRC subsidiary are available to us and our access to such funds is restricted. See "Risk Factors — Risk Factors Relating to Doing Business in China — Restrictions under PRC law on our PRC subsidiary's ability to make dividend payments and other distributions could materially and adversely affect our ability to make investments or acquisitions, pay dividends or other distributions to you, and otherwise fund and conduct our other businesses."

          We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures, for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments. We may also need additional cash resources in the future to pursue opportunities for investment, acquisition, strategic alliance or other similar actions. It is possible that when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or may not be available at all.

          The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2008	2009	2009	2010
	(in thousands of $)
Net cash provided by operating activities	4,866	26,747	7,384	8,780
Net cash used in investing activities	(2,464)	(2,752)	(6,285)	(10,262)
Net cash provided by (used in) financing activities	3,266	500	—	(235)
Effect of exchange rate changes	538	11	(19)	227
Net increase (decrease) in cash and cash equivalents	6,206	24,506	1,080	(1,490)
Cash and cash equivalents, beginning of period	5,724	11,930	11,930	36,436
Cash and cash equivalents at end of period	11,930	36,436	13,010	34,946

Operating Activities

          Our largest source of operating cash flows is course fees paid in cash by our students. We require all of our students are required to pay the total course fees in full within seven days from the date they enter into a service contract with us. Our primary uses of cash in operating activities are teaching staff and employee compensation, rental and renovation cost for leased premises and selling and marketing expenses. We also expect to incur additional costs and expenses in connection with our becoming a public company, including costs to prepare for our first Sarbanes-Oxley Act of 2002 Section 404 compliance testing and additional legal and accounting costs to comply with the requirements of the Exchange Act that will apply to us as a public company. These additional costs and expenses may adversely affect our cash flow, financial position and results of operations. We are not currently able to accurately quantify these additional costs and expenses but expect that these additional costs could reach $3.0 million annually. We currently anticipate that we will be able to meet our needs to fund operations within at least the next 12 months with operating cash flow and existing cash balances.

          We had net cash provided by operating activities in an amount of $8.8 million for the six months ended June 30, 2010, primarily attributable to the following factors (i) net income of $11.8 million, (ii) an add-back of $0.8 million in depreciation and amortization of property and equipment, and (iii) a decrease in deferred revenue in an amount of $3.5 million due to the lower amount of course fees collected than recognized during the period, and (iv) an increase in accrued expenses and other current liabilities in an amount of $3.7 million, offset in part by a $4.6 million prepaid expenses and other current assets in line with our business expansion.

          We had net cash provided by operating activities in an amount of $26.7 million for the year ended December 31, 2009, primarily attributable to the following factors (i) net loss of $1.6 million, (ii) an add-back of $1.1 million in depreciation and amortization of property and equipment, and (iii) an increase in deferred revenue in an amount of $26.0 million due to the increased amount of course fees collected but not recognized during the year, and (iv) an increase in accrued expenses and other current liabilities in an amount of $2.1 million, offset in part by a $1.0 million prepaid expenses and other current assets in line with our business expansion.

          We had net cash provided by operating activities in an amount of $4.9 million for the year ended December 31, 2008, primarily attributable to the following factors (i) net loss of $12.5 million, (ii) an add-back of $0.6 million in depreciation and amortization of property and equipment, and (iii) an increase in deferred revenue in the amount of $17.6 million due to the increased amount of course fees collected but not recognized during the year, and (iv) an increase in accrued expenses and other liabilities in an amount of $1.9 million, offset in part by a $2.0 million prepaid expenses and other current assets in line with our business expansion.

Investing Activities

          Our cash used in investing activities normally is related to the purchase of property and equipment used by our learning centers in their operations, which include leasehold improvement.

          Net cash used in investing activities amounted to $10.3 million for the six months ended June 30, 2010, primarily resulted from (i) the purchase of $7.3 million term deposits, (ii) the proceeds of $0.7 million from maturity of term deposits, and (iii) the purchase of property and equipment in an amount of $3.7 million.

          Net cash used in investing activities amounted to $2.8 million for the year ended December 31, 2009, primarily resulted from (i) the purchase of $9.5 million term deposits, (ii) the proceeds of $8.9 million from maturity of term deposits, and (iii) the purchase of property and equipment in an amount of $2.3 million. Net cash used in investing activities amounted to $2.5 million for the year ended December 31, 2008, primarily resulted from purchase of property and equipment.

Financing Activities

          Our financing activities consist of payment of deferred consideration for acquisition of business and issuance and sale of our Series A1 and Series A2 preferred shares. Net cash used in payment of deferred consideration of acquisition of business was $0.2 million in the six months ended June 30, 2010. Net cash provided by financing activities was $0.5 million and $3.3 million in 2009 and 2008, respectively. Net cash provided by financing activities in both 2009 and 2008 represented cash investment in our Series A1 and Series A2 preferred shares by our Series A1 and Series A2 preferred shareholders.

Capital Expenditures

          Our capital expenditures are incurred primarily in connection with renovation of leased properties and investment in equipment for our learning centers. Our capital expenditures were $2.5 million, $2.3 million and $3.7 million in the years ended December 31, 2008 and 2009 and for the six months ended June 30, 2010, respectively, representing 7.2%, 2.9% and 4.7% of our net revenue in such periods, respectively. Capital expenditures, including expenditures incurred for leasehold improvement and property and equipment, per learning center was significantly lower in 2008, when the renovation cost of leasehold improvements per learning center ranged from RMB200,000 ($29,492) to RMB300,000 ($44,238). Costs incurred for leasehold improvements have increased significantly since 2008 as the result of our efforts to upgrade our tutoring facilities with increased investment in leasehold improvements. In addition, the space of the majority of learning centers opened in 2008 was smaller than that of the majority of the learning centers opened in subsequent years. As a result, the capital expenditures for the year ended December 31, 2008 was significantly lower despite the fact that we opened a large number of new learning centers in that year. The rapid expansion of our tutoring service network has required significant investment. The total number of our learning centers increased by 125 since the beginning of 2008 and plan to increase the total number of learning centers to approximately 200 by the end of 2010 depending on market conditions. Our capital expenditures have been primarily funded by cash generated from our operations and, to a much lesser degree, from our financing activities.

          We expect to incur about $0.2 milion in capital expenditures per new learning center depending primarily on the size and geographic location of the learning center, for a total capital expenditures of approximately $15 million in the year ending December 31, 2010 in connection with our proposed investments in leasehold improvement and in property and equipment to meet the expected growth of our operations. In addition, we expect to invest a total of approximately $3.0 million in the development and launch of supplementary online service offerings throughout our tutoring service network, but have not yet determined the specific timing of such investment. We intend to cost-efficiently allocate our capital resources by continuing to lease most of our new facilities in the foreseeable future. We have not encountered any difficulties in meeting our cash obligations to date and believe that we will be able to fund our capital needs for at least the next 12 months through cash generated from our operating activities as well as net proceeds from this offering.

Contractual Obligations and Commercial Commitments

          The following table sets forth our contractual obligations and commercial commitments as of June 30, 2010:

	Payments Due by Period
	Total	Six months ended December 31, 2010	2011–2013	2014–2015	More than 5 Years
	(in thousands of $)
Operating leasing obligations	38,163	7,753	27,250	3,160	—

Holding Company Structure

          We are a holding company with no material operations of our own. We conduct our operations primarily through Xuecheng Century, our principal operating subsidiary in China, and the learning centers operated by Xueda Information, our affiliated PRC entity. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by Xuecheng Century, which in turn depend on service fees paid by Xueda Information to Xuecheng Century under our contractual arrangements with Xueda Information.

          If Xuecheng Century incurs debt on its own behalf in the future, the instruments governing its debt may restrict its ability to pay dividends to us. In addition, under PRC laws and regulations, the maximum amount of dividends payable by Xuecheng Century to us is calculated based on its retained earnings as set forth in Xuecheng Century's statutory financial statements, which are prepared under accounting principles generally accepted in the PRC. Prior to the payment of dividends, Xuecheng Century is required to pay income taxes according to PRC laws and make allocations of retained earnings to the reserve fund, enterprise development fund and employee bonus and welfare fund, each at a percentage decided by its board of directors each fiscal year. Xuecheng Century may not distribute any profit to us until any losses incurred in previous fiscal years are fully recovered. As a result of these PRC laws and regulations, Xuecheng Century may be restricted in its ability to transfer its net profit to us in the form of dividends in any given year.

          Xueda Information's ability to pay service fees to Xuecheng Century depends on (i) dividends paid by Xueda Information's subsidiaries and (ii) returns distributed by the private schools consolidated by Xueda Information directly or through its subsidiaries. Such subsidiaries are subject to the same restrictions as discussed above when paying dividends to Xueda Information. The private schools controlled by Xueda Information directly or through its subsidiaries are also subject to certain regulations regarding distributing returns to their sponsors. Under the relevant PRC laws and regulations, at the end of each fiscal year, every private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment before distributing returns to its sponsors. In the case of a private school that requires reasonable returns, this amount must be not less than 25% of such school's annual net income (as determined under the generally accepted accounting principles of the PRC), if any. See "Risk Factors — Risks Related to Regulation of Our Business and Our Corporate Structure — Our VIE and its subsidiaries may be subject to significant limitations on their ability to sponsor and operate private tutoring schools or make payments to related parties or otherwise be materially and adversely affected by changes in PRC laws and regulations."

Off-Balance Sheet Commitments and Arrangements

          We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders' equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

          Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the consumer price inflation in China was 4.8% and 5.9% in 2007 and 2008, respectively, and consumer price deflation was 0.7% in 2009. Although we have not in the past been materially affected by inflation, there is no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, real estate leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, high inflation could significantly reduce the value and purchasing power of our cash, which constitutes a substantial portion of our assets. We are not able to hedge our exposures to higher inflation in China.

Quantitative and Qualitative Disclosure about Market Risk

Foreign Exchange Risk

          Our financial statements are expressed in U.S. dollars, which is our reporting and functional currency. However, all of our revenues and substantially all of our expenses are denominated in Renminbi. Accordingly, changes in the value of Renminbi against U.S. dollar may have a material effect on our reported and consolidated revenues, costs and expenses, gross margin and net income. Moreover, the value of assets and liabilities denominated in Renminbi fluctuates along with changes in the exchange rates.

          The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People's Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the revised policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in a more than 20% appreciation of the Renminbi against the U.S. dollar in the following three years. Since July 2008, however, the Renminbi has traded within a narrow range against the U.S. dollar. As a consequence, the Renminbi has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. Recently, the People's Bank of China has decided to proceed further with reform of the Renminbi exchange regime and to enhance the Renminbi exchange rate flexibility. It is difficult to predict how long the current situation may last and when and how Renminbi exchange rates may change going forward. To the extent that we need to convert U.S. dollars we receive from this offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

          Considering the amount of our cash and cash equivalents as of June 30, 2010, a 1.0% change in the exchange rate between the Renminbi and the U.S. dollar would result in an increase or decrease of $0.3 million to our total cash and cash equivalents. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

Interest Rate Risk

          Our exposure to interest rate risk primarily relates to interest income generated by excess cash which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments to hedge interest risk. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Recent Accounting Pronouncements

          In June 2009, the FASB issued an authoritative pronouncement to amend the accounting rules for variable interest entities (VIEs). The amendments effectively replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity's economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity's economic performance. The new guidance also requires additional disclosures about a reporting entity's involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement.

          The new guidance is effective at the start of a reporting entity's first fiscal year beginning after November 15, 2009, and all interim and annual periods thereafter. We adopted the new guidance effective from January 1, 2010.

          We have had one VIE, which we have consolidated under the authoritative literature prior to the amendment discussed above because we were the primary beneficiary of the VIE. Because we, through our wholly owned subsidiary, have (1) the power to direct the activities of the VIE that most significantly affect the entity's economic performance and (2) the right to receive benefits from the VIE we continue to consolidate the VIE upon the adoption of the new guidance which therefore, other than for additional disclosures, had no accounting impact.

          In October 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables. Although the new pronouncement retains the criteria from existing authoritative literature for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement's effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods' revenue, income before taxes, net income, and earnings per share. We are in the process of evaluating the effect of adoption of this pronouncement.

OUR INDUSTRY

          China's private education services market is large and growing as a result of strong economic growth, an increasingly large and affluent urban population, a cultural emphasis on the importance of education, and a positive correlation between higher education and higher income.

Education Industry in China

          The education system in China mainly consists of pre-schools, primary schools, secondary schools (including middle schools, high schools and vocational schools) and institutions of higher education. By law, everyone is required to attend primary school for six years, typically starting at age six, followed by three years of compulsory middle school education. Thereafter, students who complete a three-year, non-compulsory high school education may sit for the college entrance exam, typically at about age 18. According to the National Bureau of Statistics of China, or the NBSC, there were 179 million students in primary and secondary schools across China as of 2009.

          Competition for college admission is fierce in China. According to NBSC, there were only 2.97 million undergraduate admissions in 2008, compared to 10.5 million students taking the college entrance exam in China in 2008 according to the Ministry of Education, or the MOE, indicating that only 28.2% of aspiring students would be successful in securing undergraduate admission. This shortage of higher education opportunities results in intense competition at primary and secondary schools, with parents seeking to provide every educational advantage for their children within their means.

          Education needs in China have historically been met by the public education system run by the MOE. However, the public education system is perceived by many parents to be inadequate. The quality of schools and teachers in the public education system itself varies widely across regions and even within the same city. According to the MOE, the average class size of urban primary and secondary schools in China in 2008 was approximately 50 students, resulting in over-worked teachers, inadequate student interaction with faculty and limited individualized, quality instruction. In addition, public school curricula are characterized by "one size fits all" teaching plans and pedagogical methods. Based on our experience with our students, we believe public school curricula are less adaptable to students' unique needs and circumstances and often less effective in inspiring the interest and enthusiasm of students compared to personalized education which focuses on addressing each student's individual needs.

          There have been an increasing number of private schools and private education providers following the implementation of the Law for Promoting Private Education in 2003. The market for private educational services is highly fragmented with no clear leaders, and a large number of smaller, niche players performing services and offering programs within one or a few specific subsectors.

Rising Private Spending on Educational Services

          According to Euromonitor, as of July 2010, the total private spending on education in China amounted to RMB408 billion ($60.1 billion) in 2004 and RMB582 billion ($85.8 billion) in 2009, representing a CAGR of 7.3%. Various factors have contributed to this increase in private spending on education.

Strong Economic Growth

          China is home to 1.3 billion people and boasts a GDP that is the second largest in the world when adjusted for purchasing power parity, according to the International Monetary Fund, and growing rapidly. According to the NBSC, China's GDP grew from RMB9.9 trillion ($1.5 trillion) in

2000 to RMB33.5 trillion ($4.9 trillion) in 2009, representing a CAGR of 14.5%. China's per capita GDP has also grown significantly in the past decade, from RMB7,858 ($1,159) in 2000 to RMB25,125 ($3,705) in 2009.

Increasingly Large and Affluent Urban Population

          Over the past ten years, China's urban population increased significantly while the per capita disposable income of China's urban residents more than doubled. According to the NBSC, the number of urban residents in China increased from approximately 459 million in 2000 to approximately 622 million in 2009, and the per capita disposable income of China's urban residents increased from RMB6,280 ($926) to RMB17,175 ($2,533) over the same period. This increase in size and affluence of the urban population in China has driven significant growth in consumption.

Cultural Emphasis on the Importance of Education

          Chinese society has historically placed a strong emphasis on the importance of education. With the growing number of "one-child" families as a result of China's "one-child" policy, we have observed an increasing willingness among Chinese parents to dedicate a larger portion of household disposable income to providing their only child with the best education they can afford. According to the China Statistic Yearbook, average consumer spending on education, cultural and recreational services amounted to 12.1% of the total per capita annual consumption expenditure in urban areas in 2008, ranking as the third largest item of expenditure after food and transportation.

Positive Correlation between Higher Education and Higher Income

          According to Euromonitor, in 2009, persons with primary, secondary or tertiary education levels had average annual disposable incomes of RMB12,760 ($1,882), RMB16,716 ($2,465) or RMB30,953 ($4,564), respectively. Furthermore, data from Euromonitor indicates the income gap among people with varying levels of education is expected to widen in the future, and individuals with a primary, secondary or tertiary education levels are expected to have average annual disposable incomes of RMB20,046 ($2,956), RMB27,857 ($4,108) or RMB52,589 ($7,755), respectively, by 2014.

The Market of Tutoring Services for Primary and Secondary School Students

Overview

          Given the importance of quality primary and secondary education and the limitations of public schools in fulfilling this need, there is a strong demand for supplementary educational services. This demand is intensified further by restrictions on, and limitations of, certain potential sources of such services. A number of local counterparts of the MOE expressly prohibit local public schools that engage in compulsory education from providing paid after-school tutoring services, which is consistent with the gradual shift in government policy of placing less emphasis on score-based entrance admissions and greater focus on a well-rounded skill set.

          Based on our experience with the education market and with our students, although tutoring of children by parents is a potential option, this may be impractical for many households. Parents may not be well suited to tutor their children, given the constant revision and updating of Chinese public school curricula and testing materials. Moreover, in many households both parents work and have little time for their children.

          The high demand for supplementary educational services coupled with a lack of home tutoring has resulted in a vibrant market for tutoring services. According to the IDC report, spending for tutoring services at the primary and secondary school levels will increase significantly from

RMB131.9 billion ($19.5 billion) in 2009 to RMB220.6 billion ($32.5 billion) in 2014, representing a CAGR of 10.8%.

          The tutoring market in China is highly fragmented and has huge potential for consolidation. According to the IDC report, the top five players by revenue accounted for 1.6% of the primary and secondary school tutoring market in terms of total revenues for 2009. With a market share of 0.42% by revenue in this highly fragmented market, we were the largest primary and secondary school tutoring service provider in 2009 according to the IDC report. Several key factors will differentiate the market leaders from other competitors, which factors include brand recognition, scale of service network, customer satisfaction, quality of operating platform, as well as quality of the service and management teams.

Market Subsectors by Teaching Model

          The tutoring services market can be segmented into two subsectors according to teaching models: class-based tutoring and personalized tutoring.

          Class-based tutoring.    Class-based after-school tutoring programs are conducted in classes of more than five students. They are similar to traditional public schools in many regards, including their emphasis on exam scores, and are subject to many of the limitations inherent in a traditional class setting, such as limited individualized instruction. Although such programs, often led by teachers with excellent credentials and extensive experience, provide a distinct advantage over public school instruction, the large class sizes often limit the effectiveness of these programs. In addition, successful class-based tutoring programs often rely on star teachers recruited from the public school system to serve as instructors, but there are a very limited number of such teachers and competition for them is intense.

          Personalized tutoring.    Personalized tutoring programs are conducted in a one-on-one setting or in classes of five or fewer students per class. Personalized tutoring, with its focus on differentiated customized instruction, usually generates positive educational outcomes. Personalization allows the tutoring process to be tailored to the individual student's knowledge base, learning habits and comprehension capabilities. A high level of student-teacher interaction will also enable the teachers to be more effective in stimulating enthusiasm for learning and inspiring self-confidence. As compared to class-based tutoring programs, personalized tutoring programs rely less on a few star teachers and more on young, energetic, caring instructors who can deliver tutoring services effectively on a one-on-one basis or in a small group setting. We believe that personalized tutoring programs, with its focus on and adaptability to individual needs, are also well-aligned with ongoing developments in the Chinese education system, including an increasing focus on intellectual development and a shift in determining school admissions from exam scores to a combination of various attributes of the student, as promoted by the Guidances on Mid- to Long-term Education Reform and Development, issued by the MOE in July 2010.

Personalized Tutoring in China

          According to the IDC report, the personalized tutoring market accounted for 29% of the entire tutoring services market in China in terms of total spending for 2009 and is expected to increase to 33% of the tutoring services market by 2014. Due to the enhanced educational outcomes for students enrolled in personalized tutoring programs, personalized tutoring has experienced faster growth than that of the class-based subsector, and this momentum is projected to continue. The following chart, based on data provided in the IDC report, compares the projected growth of personalized tutoring with that of class-based tutoring in terms of total spending and number of students.

Total Spending on Personalized Tutoring	Total Spending on Class-based Tutoring
No. of Students Receiving Personalized Tutoring	No. of Students Receiving Class-based Tutoring

  Source: IDC report.

OUR BUSINESS

Overview

          We are the leading national provider of tutoring services for primary and secondary school students in China with a focus on offering personalized tutoring services. According to the IDC report, we are the largest provider of primary and secondary school tutoring services in China in terms of revenue for the year of 2009. According to the IDC report, in 2009, our market share was the largest among primary and secondary school tutoring service providers in China, accounting for approximately 0.42% of the highly fragmented market, in which the top five players by revenue held an aggregate of 1.6% market share. We believe our leadership position and the fragmentation of the market provide us with significant growth opportunities. According to the IDC report, we operate the largest tutoring service network in terms of number of cities covered as of June 30, 2010. Since opening our first learning center in 2004, we have organically built an extensive tutoring service network comprised of 157 learning centers as of June 30, 2010 and over 8,800 full-time service professionals, serving customers located in 44 economically developed cities across 27 of China's 31 provinces and municipalities.

          We have established "Xueda" as a leading brand in China's tutoring sector. According to the IDC report, "Xueda" is one of only a few nationwide, highly-recognized Chinese education brands. In 2008, we were named an "Educational Institution with A Top National After-School Tutoring Brand" by the primary and middle school education committees of the China Society of Education. In 2009, Sina.com, one of the most visited Internet portals in China, named us one of the "Most Trusted After-School Education Institutions among Parents." We believe our strong brand helps us reach a broad customer base and has contributed to our rapid growth.

          As a pioneer in providing personalized tutoring services in China, we strive to help students improve their academic performance and reach their potential by building on their strengths, filling in knowledge gaps, inspiring interest in learning, cultivating good study habits and fostering self-confidence. We have developed and implemented a results-oriented, student-centric service delivery model. Compared to the conventional, class-based tutoring, our service model features personalized tutoring services tailored to each of our students' needs and preferences and delivered by a dedicated team of full-time service professionals primarily through one-on-one tutoring. As such, we believe we are a provider of premium tutoring services. By helping students improve academic performance and become motivated and well-rounded learners, we have won the trust of tens of thousands of students and parents, which has in turn helped us further enhance our brand awareness and customer loyalty.

          As a result of our strong brand and effective service model, our business has experienced rapid growth.

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  Service Network.  We expanded our tutoring service network from 32 learning centers in eight cities in 2007, to 108 learning centers in 28 cities in 2008, and to 131 learning centers in 33 cities in 2009. As of June 30, 2010, we operated 157 learning centers in 44 cities, including some of China's most economically developed cities such as Beijing, Guangzhou, Shanghai, Tianjin, Shenzhen, Chongqing, Nanjing and Wuhan.

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  Students Served.  We increased the number of students served each year from approximately 5,500 in 2007 to approximately 27,100 and 54,100 in 2008 and 2009, respectively. In the first six months of 2010, we served approximately 54,000 students, compared to approximately 30,300 students for the same period in 2009.

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  Course Hours Delivered.  We increased the course hours delivered each year from approximately 0.3 million hours in 2007 to approximately 1.8 million and 3.9 million hours in 2008 and 2009, respectively. In the first six months of 2010, we delivered approximately

    3.6 million course hours, compared to approximately 2.0 million hours for the same period in 2009.

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  Financial Performance.  Our net revenue increased significantly from $4.4 million in 2007 to $34.1 million and $77.2 million for in 2008 and 2009, respectively, representing a CAGR of 318.0%. From the six months ended June 30, 2009 to the six months ended June 30, 2010, our net revenue increased from $38.9 million to $77.9 million. We recorded annual net losses of $6.0 million, $12.5 million and $1.6 million in 2007, 2008 and 2009, respectively. For the six months ended June 30, 2010, we recorded net income of $11.8 million, compared to $2.4 million for the six months ended June 30, 2009.

          We conduct our tutoring business through our VIE and its subsidiaries and schools located in 44 cities in China as of June 30, 2010. Although we do not hold any equity interest in our VIE, we exercise effective control over and receive substantially all of the economic benefits from our VIE and its subsidiaries and schools through a series of contractual arrangements with our VIE and its shareholders.

Our Competitive Strengths

          We believe the following competitive strengths have contributed to, and will continue to reinforce, our leadership position in China's tutoring service sector, which will continue to drive our future growth.

Differentiated, Personalized Service Model

          Our premium personalized service model, which we pioneered and have implemented throughout our nationwide learning center network, differentiates us from many other educational service providers in China. Our tutoring services feature individualized consultation and assessment, one-on-one content delivery, customized progress tracking and study guidance. A team of dedicated, full-time service professionals, with parents' involvement throughout the process, deliver services to our students primarily through one-on-one tutoring. Compared to the class-based delivery model, our service model ensures that each of our students receives significant personal attention from our service professionals, which we believe is key to a student's academic progress.

          Our results-oriented, student-centric and personalized service model has been critical to building our nationwide reputation as a leading premium tutoring service provider in the following aspects:

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  Broad Student Base.  Our service model allows us to effectively address the needs and goals across the entire spectrum of the student population. Our tutoring services attract not only students seeking admission to a school of their choice or seeking to maintain a competitive edge in subject areas where they already perform well, but also those whose academic performance is lagging in certain subject areas and need to catch up with peers or simply adjust their study attitude, habits or methods.

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  Measurable Academic Progress.  Our personalized service model helps students make measurable academic progress. According to a recent survey conducted by an independent consulting firm for our internal benchmarking purposes, more than 92% of the parents surveyed responded that their children improved their academic performance after participating in our tutoring programs.

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  Loyal Customers.  According to a recent survey conducted by an independent consulting firm for our internal benchmarking purposes, more than 84% of the parents surveyed responded that they are satisfied with our tutoring programs and services. High customer satisfaction leads to high retention rate. Except the third quarter of a year which is generally our slowest quarter due to the seasonal factors, our historical quarterly retention rate ranged from approximately 70% to approximately 85%.

Extensive Nationwide Learning Center Network

          We have organically grown our nationwide tutoring service network to 157 learning centers in 44 cities across 27 of China's 31 provinces and municipalities as of June 30, 2010. We operate all of our learning centers to ensure consistent service quality and a superior customer experience throughout our network, which we believe has created a significant competitive advantage as we continue to grow our business both in existing and new markets.

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  Attractive Nationwide Geographic Coverage.  In late 2007, we consciously made the strategic decision to invest substantial time and capital in building an extensive nationwide learning center network, which now covers many strategically important locations in China. This has created a significant first-mover advantage for us. Currently, 94% of our learning centers are located in cities among China's top 100 cities as ranked by GDP per capita in 2008. This extensive nationwide network has positioned us well to incubate new markets by broadening the reach of our brand and attracting students from neighboring areas.

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  Efficient Network of Regional Hubs and Local Learning Centers.  We have built a highly scalable and cost-efficient network composed of regional service hubs and local learning centers. Through regional service hubs, we have established strong local management and service teams, accumulated local expertise and provided centralized management, teaching, marketing and administrative support to our local learning centers through which our well-trained service professionals deliver our personalized tutoring services.

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  Diverse Revenue Composition by Geography.  As a result of our effective national expansion to increase the number of students served across our network, we have generated revenue from a large number of economically developed cities in China, rather than heavily relied on a small number of major cities.

Leading National Brand

          We have established "Xueda" as China's leading brand in the tutoring service sector, which represents premium, personalized, student-centric services. According to the IDC report, "Xueda" is one of only a few nationwide highly-recognized Chinese education brands. We have received many awards from public education organizations and popular news media recognizing our leading brand in the tutoring service market. For example, in 2008, we were named an "Educational Institution with A Top National After-School Tutoring Brand" by the primary and middle school education committees of the China Society of Education based on a web user survey and education experts' evaluations. In 2009, Sina.com, one of the most visited Internet portals in China, named us one of the "Most Trusted After-School Education Institutions among Parents" based on votes by web users, education experts and education news media outlets.

          Our strong national brand has allowed us to establish a leading market position in China's tutoring service sector. According to the IDC report, in 2009, we operated the largest tutoring service network in terms of number of cities covered. Also according to the IDC report, in 2009, we were the market leader, as measured by total revenue, among private service providers offering tutoring services to primary and secondary school students in China. We believe our well-recognized national brand is essential to our success in the highly fragmented private education market in China, has provided us with a competitive advantage in broadening our student base and recruiting qualified service professionals, and will continue to benefit our future growth.

Scalable Operating Platform

          We have developed a highly scalable operating platform that has enabled us to efficiently replicate our service model as we expeditiously expand and deepen our nationwide learning center network.

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  Standardized Operations.  By adopting standardized procedures throughout our operations, we have been able to apply our accumulated expertise to our geographic expansion in such areas as student and teaching staff recruitment and retention, market and location selection for learning centers, best practice for opening and ramping up new learning centers, and general business management practices.

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  Efficient Branding and Marketing Initiatives.  Guided by a clear branding strategy, our coordinated branding and marketing efforts combine initiatives at both our headquarters and local operations. Our enhanced brand recognition is evidenced by the decline in our average student acquisition cost from approximately RMB1,700 ($251) in 2008 to approximately RMB1,100 ($162) in the first six months of 2010.

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  Centralized Database and Knowledge Management.  Our research and development team has developed a centralized resource database that facilitates the delivery of individualized performance assessments, customized content and effective teaching by allowing our service professionals to contribute, consolidate and share institutional knowledge and best practices across our nationwide network. These features have enabled us to implement best practices in teaching methods and continually improve the quality of our tutoring services without significantly relying on any individual or group of instructors.

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  Robust Information Technology Support.  Our proprietary enterprise resource planning system, or ERP system, is the foundation of our information technology system. Developed in-house and customized for our operations, our ERP system allows us to closely monitor various operating metrics on a daily basis and effectively manage our large-scale and expanding operation. Xuecheng Century is currently the copyright owner of our ERP system.

Expertise in Building and Managing a Large Full-Time Service Team

          As of June 30, 2010, our service team was composed of more than 8,800 full-time service professionals. 70.2%, 81.7% and 86.4% of our total course hours were delivered by our full-time instructors in 2008 and 2009 and the first six months of 2010, respectively, with the remainder delivered by contract instructors. A full-time service team better ensures that our service professionals fully commit themselves to serving our students. We believe this large full-time service team creates another barrier to entry or expansion for other educational service providers who substantially rely on part-time teachers or a limited number of star teachers.

          Our expertise in building and managing a large full-time professional service team includes designing and optimizing team composition for the different development stages of each learning center, maintaining a dynamic equilibrium among service professionals by function and subject as well as making adjustments to suit the unique and changing circumstances within each local market. This expertise has enabled us to build professional service teams across our learning center network in a cost-efficient manner while ensuring consistent high-quality customer service. Our comprehensive team-building programs integrate recruitment, deployment, training and retention of our service professionals and help ensure that the supply of service professionals satisfies both current demand and our future expansion needs. In recognition of our service team's excellent work, the China Society of Education granted us the "Outstanding Teaching Team" award in 2009 based on a web user survey and education experts' evaluations.

Experienced and Professional Management Team

          We have a dedicated professional management team with extensive and diverse management and operational experience. Our founders, Mr. Rubin Li and Mr. Xin Jin, are both passionate educators and pioneers in providing personalized tutoring services in China. Mr. Jin is also our chief executive officer and has led our company's operation since our inception. The rest of our management team has extensive experience in business management, finance, information technology and sales and marketing. For example, Mr. Jun Wang, our president, has significant investment experience, especially in the education industry, and has extensive technology and management experiences. Prior to joining us, Mr. Wang led the investment by CDH Venture Partners in our company and has been deeply involved in our company's strategic and operational decisions since 2007. Mr. Junfeng Gao, our chief financial officer, has more than 14 years of experience in finance and accounting. In addition, we have an entrepreneurial, result-oriented regional management team comprised of experienced front-line managers with in-depth knowledge of the local markets and strong execution capabilities. We also have strong local management teams that understand and share our education philosophy and core values. We believe that the diverse backgrounds of our management team and shared values foster a teamwork-oriented spirit and allow us to react quickly and prudently to the evolving business environment in China's education industry.

Our Growth Strategies

          Our goal is to further strengthen our leadership position in China's primary and secondary school tutoring sector and continue to expand our market share in the highly fragmented educational service market in China. We intend to leverage our established leading market position and strong brand in pursuing the following strategies.

Further Improve Existing Learning Centers' Performance

          We plan to further improve our existing learning centers' performance. As of June 30, 2010, we operated a total of 157 learning centers, of which 75 had been in operation for less than 24 months. Our internal operating data suggests that learning centers are generally capable of achieving consistently healthy levels of profitability after 24 months of operation. We believe our existing learning centers provide significant growth potential without requiring major incremental investment. We plan to leverage this growth potential and the increasing demand for our high quality tutoring services to improve the overall operational and financial performance of our existing learning centers. Specifically, we plan to:

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  Further Improve Operating Efficiency.  We plan to continue growing and optimizing our service offerings to increase the total course hours delivered. We also plan to apply our accumulated expertise to improve the utilization rates of our service professionals and physical facilities. We will continue to enhance our long-term relationships with primary and secondary schools and the media in local markets to further reduce our average student acquisition cost.

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  Improve Customer Satisfaction and Enhance Customer Loyalty.  According to a recent survey conducted by an independent consulting firm for our internal benchmarking purposes, more than 84% of the parents surveyed responded that they are satisfied with our tutoring programs and services. High customer satisfaction leads to high retention rate. Except in the third quarter of a year, which is generally our slowest quarter due to seasonal factors, our historical quarterly retention rate ranged from approximately 70% to approximately 85%. To further increase our student retention rate, improve customer satisfaction and continue to acquire new customers through referrals, we will continue to focus on improving the quality of our tutoring services by implementing rigorous teaching management processes, strengthening our instructor training programs and enhancing our educational resources and systems. In addition, we will continue to improve the convenience of our learning centers and be more responsive to customer feedback.

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  Further Enhance Brand Awareness.  We will continue to promote our premium, personalized service model and education philosophy to students and their parents by emphasizing our students' improved performance and customer satisfaction throughout our selling and marketing activities.

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  Increase Course Fees Prudently.  We have steadily raised our hourly course fees over the past several years. Under favorable conditions and after taking into consideration local tutoring market dynamics, we may raise our hourly course fees in a prudent manner in selected geographic markets.

Increase Existing Market Penetration and Continue Our Geographical Expansion

          We expect to continue to launch new learning centers in cities that are currently served by our network and exhibit strong enrollment potential. We will also continue to expand into new geographic locations in a disciplined manner. We plan to increase the number of our learning centers to approximately 200 by the end of 2010.

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  Grow Market Share in Our Existing Markets.  One of our near-term goals is to grow our market share in economically advanced cities where we already have a presence by increasing the number of learning centers we operate.

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  Enter Attractive New Local Markets.  We will also seek to identify and selectively enter new local markets that are economically developed but under-served in terms of tutoring services. In doing so, we will leverage our strong local teams, rigorous market and location selection processes, proprietary operating platform and established regional hubs. We plan to carefully select new locations to maximize the visibility and reach of our learning centers in our target communities.

Continue to Develop and Diversify Our Services

          We believe the breadth, depth and quality of our services are critical to our continued growth and future success. We currently have more than 80 employees with our PRC subsidiary who focus on research and development. We plan to leverage our strong research and development capabilities to help further broaden our customer base through several initiatives.

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  Roll out Small Group Tutoring Programs.  Without compromising the quality of service and personal attention we provide to each student, we plan to roll out small group tutoring programs throughout our learning center network, which we have been testing in selected learning centers. Our assessment of each student allows us to create small group programs for two to five students by taking into consideration their individual backgrounds and levels of proficiency in specific subjects so as to nurture a supportive learning environment.

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  Extend Primary School Tutoring Services.  We have developed and test marketed course offerings that target primary school students in grades one through four. We plan to roll out these course offerings to our learning centers nationwide to further expand our customer base in 2011.

  •
  Launch Supplementary Online Service Offerings.  We have assembled an experienced team and invested significant resources in building an online service platform. To increase students' exposure to our services and facilitate sharing of information as well as generate more referrals, we plan to launch supplementary online service offerings in selected academic subjects on a pilot basis and free of charge within the next six months after the date of this prospectus throughout our service network to augment our tutoring services and as an aid to our personalized content delivery. We expect to invest a total of approximately $3.0 million in the development of these supplementary online service offerings and we will decide the timing of such investment based on the results of our pilot test. We may also offer commercial online services in the future upon obtaining the relevant approvals and licenses as required by relevant PRC laws and regulations.

          To implement these initiatives, our PRC subsidiary will use a portion of the proceeds from this offering to develop and offer new services and products to our students through our VIE and its subsidiaries to enhance our tutoring services.

Continue to Optimize Our Operating Platform

          To support our continued expansion and market penetration initiatives, we will continue to refine our proprietary, scalable operating platform.

  •
  Improve Operating Efficiency.  We will continue to standardize and streamline operational procedures and identify and implement best practices across our learning centers to enhance our operating efficiency and service quality. For example, when a local management team identifies specific ways to expedite the ramp-up period for a newly opened learning center, we then implement that practice in each of our new learning centers.

  •
  Upgrade Our Resource Database.  We plan to upgrade our consolidated resource database to improve individualized performance assessment functions, optimize course content and enhance modularized content delivery.

  •
  Strengthen Our Information Technology Infrastructure.  We plan to strengthen our information technology infrastructure and our ERP system to support the expansion of our services, such as our online course offerings. We expect to standardize and integrate more operational procedures into our proprietary ERP system and enhance its data analysis capabilities to better serve students' needs.

          To implement the above initiatives, our PRC subsidiary will make substantial investments to improve our operating platform and technology infrastructure. In addition, our PRC subsidiary will enhance its services to our VIE and subsidiaries through establishing operations in selected locations where our VIE and its subsidiaries operate their business and providing other services as needed.

Selectively Pursue Strategic Alliances and Complementary Acquisitions

          In further expanding our business, we will continue to primarily rely on organic growth. In addition, we plan to selectively pursue strategic alliances and complementary acquisitions to diversify our service offerings. We will explore opportunities to forge strategic alliances with both domestic and international business partners to strengthen our service offerings and leverage the expanded resources offered by such alliances. In addition, we may selectively pursue acquisition targets to expand our capability to serve customers and strengthen our market leadership.

Our Services

          We offer personalized tutoring services to primary and secondary school students in China. We believe that many factors affect a student's academic performance and that our customized tutoring service can improve our students' academic performance by, among other things, selectively targeting each student's weak areas of academic knowledge and test-taking skills and building self-confidence.

Our Service Model

          Our personalized service model consists of four main components: consultation and assessment, formulation of a customized study plan, personalized tutoring and delivery of student-oriented supporting services. We also seek to involve the parents of our students in each of these components.

          Consultation and assessment.    For each new student, we commence our services with a consultation by one of our education consultants. During the consultation, we discuss with the student and his or her parents the student's past and current academic performance, future academic goals, specific subject and grade level tutoring needs, and any pertinent personal circumstances such as scheduling constraints. We also provide the student with an overview of our personalized service model and explain how we can design a study plan tailor-made to help the student improve their academic performance and achieve their goals. A comprehensive assessment test is administered as part of the consultation session, which consists of questions designed to evaluate the student's existing academic knowledge, test-taking skills and psychological and behavioral patterns. Our education consultants use the results of the consultation and the assessment test to analyze the student's academic strengths and weaknesses, establish a profile of the student's study preferences and habits, and help the student set or refine their academic objectives.

          Formulation of a customized study plan.    Based on a student's individual needs and their parents' input, our education consultants, instructors and study counselors jointly craft a customized study plan specifically designed for each students. The study plan includes identifying the subject areas in which the student needs tutoring, assembling a team of instructors who have a solid command of the relevant subject areas and whose styles of instruction are likely to be most effective for this student, establishing a timeline to reach key milestones and developing a weekly tutoring schedule that complements the student's regular school schedule.

          Personalized tutoring.    Guided by the customized study plan, our instructors work with our students primarily on a one-on-one basis to deliver personalized content, optimized exercises and customized study guidance to help student fill knowledge gaps, inspire academic interest and cultivate good learning habits. In executing the customized study plan, our instructors seek to enhance a student's understanding of a specific academic subject, problem-solving techniques and test-taking skills through a combination of pedagogical tools including one-one-one lectures, discussions, experiments, problem sets and tests. In addition, our instructors conduct small group tutoring in circumstances where group interaction and peer-inspired learning are conducive to the best results.

          Delivery of supporting services.    Our customized tutoring services also include a comprehensive package of student-oriented supporting services that complements one-on-one tutoring. In addition to the education consultants who provide the initial consultation and our instructors who deliver our educational content, our professional team also consists of study counselors, teaching assistants and psychological counselors. Each of our students is assigned to a study counselor, who tracks the student's progress and achievements throughout his or her learning process and adjusts his or her study plan from time to time to match the student's progress. Each student also has unrestricted access to optional, free Q&A sessions in study rooms at our learning center, where our instructors are present and available to answer questions and provide additional guidance on study material and general study methods. Our students also have access to our team of psychological counselors, who work with our students to help relieve anxiety, maintain motivation and build self-confidence. Each of our students also benefits from the services of our dedicated team of educational research specialists, who continually monitor the progress of our tutoring programs, develop and update tutoring and training materials based on curricular changes and trends in students' needs, and fine-tune our service model.

          We also seek to involve the parents of our students in each component of the tutoring process. Prior to, or in conjunction with, the consultation and assessment test, we discuss with the parents their observations of the student's academic performance, study habits and behavioral patterns to supplement the consultation and assessment test results and to formulate a more complete and accurate profile of the student. In our customized study plan, we consult with the parents on their objectives and expectations, and encourage the parents to provide additional input to optimize the study plan's fit given the student's and the parents' unique circumstances. During the tutoring sessions and throughout our service period, we periodically communicate with the parents to provide them with updates on the progress of their children in our tutoring program and seek additional input from them regarding any potential adjustments to the study plan. Parents also have the opportunity to interact with members of our professional team, including instructors, study counselors and teaching assistants, on an ad-hoc basis in addition to the regularly scheduled meetings. We also host seminars on parenting skills for parents from time to time.

Our Course Offerings and Course Materials

          Course Offerings.    Our personalized service model enables us to respond to the unique circumstances and serve the diverse needs of our students. We offer a customized study plan to each of our students, tailored to fit the student's aptitude, grade level, study habits, past academic performance, future academic goals and other pertinent factors, and assemble a team of service professionals that we deem to be best suited to effectively execute the study plan and deliver our services. Our course offerings cover all academic subjects taught in primary and secondary schools in the markets where we operate, such as Mathematics, English, Physics, Chinese and Chemistry. We also offer self-designed courses beyond the standard curriculum in certain subjects, as well as in subjects not usually taught at public primary and secondary schools.

          Course Materials.    We take a personalized approach with respect to the course materials we use in our tutoring services. For each of our students, we work with standard text books and course materials adopted by the school in which the student is enrolled or is expected to enroll as well as commercially available study-aids, and supplement them with selected materials from our educational resources database that we deem to be the best fit for the student's needs and circumstances. Prior to each tutoring session, our instructors prepare an instruction outline of the course materials to be used at that session, including key knowledge points, examples and illustrations, and questions and exercises. In the past, we have built a sizable database that contains these outlines and other course materials and as a result, may not be able to effectively protect these database and course materials. We have not registered our copyrights with respect to these database and course materials. We rely on trade secret laws and confidentiality agreements to protect our copyrights in these proprietary database and course materials.

          We currently have more than 80 employees focused on the research and development of course content and delivery method. This team regularly updates our educational resources database and supplements it with feedback from our instructors and students. Leveraging this consolidated educational resource database, our content research and development team develops course materials based on students' needs and preferences.

Service Pricing and Course Fees

          We charge for our services by tutoring hours and adjust the hourly rates for the students' grade levels, the number of course hours purchased, the experience levels of the instructors and local market conditions. Historically, we have observed a certain level of inelasticity in demand for our services and have been able to steadily raise our course fees.

          We typically price our services based on an agreed-upon number of tutoring hours over a period of three to ten months and require all of our students to pay the total course fees in full within seven days from the date they enter into a service contract with us. In addition to course fees, each of our new students is required to pay a non-refundable registration fee at the time such student enters into the first service contract with us. The registration fee varies from location to location and normally ranges from RMB300 ($44.2) to RMB500 ($73.7). Students who are unable or unwilling to complete all of the prepaid tutoring hours and wish to terminate the services may be eligible to receive a partial refund, subject to the terms of the agreement they have entered into with us that restrict refunds under certain circumstances and depending on our practice of whether to seek enforcement of these restrictive terms.

Service Professionals

          We help our students enhance their academic performance and become well-rounded learners through a combination of services and pedagogical methods. To that end, we assemble for each of our students a team of service professionals consisting of instructors, education consultants, study counselors and psychological counselors.

          As of June 30, 2010, our team of full-time service professionals consisted of the following:

Instructors(1)	6,785
Education consultants	1,153
Study counselors	955
Psychological counselors	37

(1)
Our full-time instructors collectively delivered 86.4% of our course hours for the six months ended June 30, 2010. Our contract instructors collectively delivered 13.6% of our course hours for the same period.

          These service professionals are critical to maintaining the quality of our services and to protecting and enhancing our brand and reputation.

          Our instructors play a key role in delivering our premium, personalized tutoring services by interacting with students on a regular basis. We seek to attract and retain qualified instructors with solid academic qualifications and teaching experience who are enthusiastic about working with students and can adapt to each of our students' unique circumstances. In particular, we target new or recent college graduates because they are more likely to adapt to our personalized service model, bond with our students and effectively deliver personalized tutoring services than are long-time teachers more familiar with traditional classroom settings. Over time, we have organically built up a young, energetic and well-qualified team of instructors. As of June 30, 2010, 78% of our full-time instructors were under the age of 30. Based on our track record of recruiting from this demographic group, we are developing collaborative programs with a number of teacher's colleges in China, at which we conduct early campus recruitment and provide pre-graduation training for prospective instructors.

          All of our instructors are required to undergo an initial training program when they first join us, covering tutoring skills and techniques, subject matter for relevant courses, corporate culture and our educational philosophy. Our training includes not only teaching methods but also basic psychology lessons to help our instructors better understand our students. We also provide ongoing pedagogical training to our instructors to further enhance their skills and understandings of student demands, entrance exams, admissions standards and other key trends necessary to effectively render our services. These training programs are developed with the assistance of our research and development team.

          Some of our instructors are more advanced in their teaching career. While we do not directly compete with other service providers in recruiting the limited number of star teachers from elite schools for our team of instructors, we have attracted a team of veteran teachers with extensive experience at leading primary and secondary schools who help us monitor our tutoring programs and participate in the training of our younger instructors.

          By drawing upon decades of experience and insights from our more experienced instructors, as well as the enthusiasm and adaptability of our younger team of instructors located throughout the country, we are able to deliver high-quality personalized tutoring services cost-effectively and at scale. This combination of a smaller team of highly experienced instructors and a larger team of younger instructors also allows us to largely avoid the intense competition for hiring start teachers from elite schools as instructors, and enables us to primarily rely on a candidate pool where supply is far less limited.

          Our study counselors are also instrumental to our service model. Our study counselors track the students' progress and achievements and adjust study plans from time to time. They also serve as a helpful resource to students and parents and provide them with advice on study methods and learning habits. In addition, our study counselors act as a conduit for students and parents to provide feedback on our services. Their services distinguish us from many providers of tutoring services who do not have service professionals dedicated to similar functions.

          Our education consultants and psychological counselors round out our team of service professionals. Education consultants provide initial assessment and consultation services to potential students; and psychological counselors help our students relieve anxiety, maintain motivation and build self-confidence. These service professionals are recruited because of their experience and skills in the relevant areas and because they have an interest in providing personalized tutoring services.

          We are taking measures in order to maintain a healthy attrition level of our target service professionals. For example, we are in the process of enhancing our compensation schemes to make them more competitive in the market while enhancing the efficiency and utilization of our service professionals, refining our recruitment standards, developing training programs to help our service professionals adapt to our business and offering them better internal career development opportunities.

Our Service Network

          We deliver our services to students through an extensive physical network, consisting of 157 learning centers as of June 30, 2010, all of which are operated by us, in 44 cities in China as of June 30, 2010. We select new locations based on a variety of factors, including the income level and trend, demographics (in particular, primary and secondary school enrollment), local regulations, rules and implementations relating to after-school tutoring, as well as the presence of competing offerings in the area. We expect to continue to open new learning centers in cities in which we currently have a presence and which exhibit strong enrollment potential. We also expect to continue our expansion into to new geographic locations. The following map sets forth the cities covered by our learning centers as of June 30, 2010:

          All of our learning centers are directly operated by us under our "Xueda" brand. The following table sets forth the locations of our learning centers and the number of our learning centers at each location as of June 30, 2010.

City	Number of Learning Centers	City	Number of Learning Centers
Beijing	19	Nanchang	3
Shanghai	13	Ningbo	3
Guangzhou	11	Shijiazhuang	3
Suzhou	7	Wuhan	3
Tianjin	7	Jinan	2
Changchun	5	Lanzhou	2
Shenzhen	5	Nanning	2
Taiyuan	5	Zhengzhou	2
Xi'an	5	Changzhou	1
Changsha	4	Foshan	1
Chengdu	4	Guiyang	1
Dongguan	4	Hohhot	1
Hangzhou	4	Jilin	1
Nanjing	4	Luoyang	1
Qingdao	4	Shaoxing	1
Shenyang	4	Tangshan	1
Chongqing	3	Wenzhou	1
Dalian	3	Wuxi	1
Fuzhou	3	Xianyang	1
Harbin	3	Yibin	1
Hefei	3	Yinchuan	1
Kunming	3	Yuxi	1

		Total	157

          Our tutoring service network has experienced a rapid growth during the recent years. However, we did not historically develope adequate controls and procedures regarding due diligence and screening process for opening new learning centers to cope with our rapid business expansion. In addition, there still exist significant uncertainties in local governments' practice in issuing relevant regulatory approvals and permits, as evidenced by our experience of obtaining relevant approvals and permits for learning centers with similar facilities and other conditions in most but not all of the cities where we operate. As a result, certain of our learning centers commenced operations without education permits or "tutoring services" or any other education related services in their authorized business scope or prerequisite education permits. See "Risk Factors — Risks Relating to Our Business and Industry — Some of our learning centers may be deemed by government authorities to operate beyond their authorized business scope, which could expose us to certain risks."

          We have been undertaking measures to rectify the potential non-compliance issues and strengthen our risk management relating to the lack of relevant business scope or permits. In order to further control risks relating to potential noncompliance by our existing learning centers, we are in the process of expanding the authorized scope of business for relevant subsidiaries and, as applicable, applying for permits for their tutoring services. In addition, we are strengthening the implementation of the following controls and procedures for the establishment of new learning centers. We require our local management teams to follow more stringent screening procedures and conduct thorough due diligence in connection with opening new learning centers. In order to identify potential noncompliance risks, the management teams are required to further enhance communications with relevant government authorities to gauge local compliance requirements and regulatory practices. Under our reporting and assessment system, the local management teams are required to report their findings to the senior management team at our headquarters in a timely manner. The senior management team then make final decisions after consulting our legal counsel and assessing all relevant potential risks and available compliance options.

Marketing and Student Recruitment

          We selectively and systematically market our services and build our brand through a number of different marketing programs. By doing so, we intend to continue fostering a standard corporate identity across our learning centers network.

          We believe prospective students are attracted to our services due to our excellent brand name, our personalized service model and the quality of our programs. We employ the following marketing methods to attract new students and retain existing students:

          Referrals.    Our student enrollments have also benefited from, and are expected to continue to benefit from, word-of-mouth referrals by our current and former customers.

          Media advertising.    We advertise in a number of local newspapers, television channels and other traditional media, as well as on leading Web portals in China such as Baidu.com and Google.com.

          Speeches and seminars.    We regularly organize promotional speeches and seminars on study habits, review methods and similar topics of interest to our prospective customers.

          Neighborhood promotions.    Our marketing representatives visit schools, supermarkets, bookstores and other community locations with a high concentration of potential customers and distribute promotional materials such as informational brochures, flyers and magazines.

Student Enrollment and Service Period

          Due to our premium, personalized service model, we are able to cater to a broad range of student needs and goals. Many students come to us because they feel that they are lagging in academic performance in certain subject areas and that classroom format instruction is inadequate to help them catch up with their peers. Many other students use our personalized services to maintain a competitive edge and continue to push ahead in subjects in which they already perform well. Some students also utilize our services primarily for exam preparation purposes.

          For the six months ended June 30, 2010, we delivered tutoring services to approximately 54,000 students. Of these students, approximately 16.5% were at the primary school level, 43.4% were at the middle school level, and 40.1% were at the high school level. During the same period in 2009, we delivered approximately 2.0 million hours of tutoring service, or course hours. In the year ended December 31, 2009, we delivered tutoring services to 54,130 students. Of these students, approximately 18% were at the primary school level, 44% at the middle school level, and 38% at the high school level. In the same year, we delivered approximately 3.9 million course hours. The following tables set forth the course hours delivered contributed by various geographic areas in China in the six months ended June 30, 2010 and in 2009, respectively.

	For the Six Months Ended June 30, 2010
Geographic Area	% of Course Hours Delivered	Geographic Area	% of Course Hours Delivered
North China	27	South China	12
Beijing	15	Guangzhou	8
East China	27	Northwest China	11
Shanghai	8	Xi'an	9
Northeast China	9	Central China	7
Southwest China	7

	For the Year Ended December 31, 2009
Geographic Area	% of Course Hours Delivered	Geographic Area	% of Course Hours Delivered
North China	32	South China	14
Beijing	19	Guangzhou	10
East China	19	Northwest China	12
Shanghai	7	Xi'an	10
Northeast China	11	Central China	7
Southwest China	5

          A significant portion of our students are return customers. In the spring semester of 2010, our student retention rate, defined as the number of students enrolled with us in the 2010 spring semester who were also enrolled in the 2009 fall semester as a percentage of the total number of students who enrolled in the 2009 fall semester, reached 72%.

Seasonality

          Our business is affected by seasonal factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Selected Quarterly Results of Operations."

Technology Infrastructure

          Our information technology team consists of personnel with extensive experience with large-scale Internet and application development, data processing, product management and operations management. Our information technology team has used a combination of commercially available and custom developed software and hardware systems to establish a scalable technology platform to support our expanding operations and improve our services, and has been crucial to our operations and our successful expansion to date. Currently, our technology platform consists of our comprehensive operations management platform, our extensive educational resources database and our online presence, all of which share a common information technology platform that is secure, scalable and reliable.

          Our operations management platform integrates our key management and administrative functions and consists of technology applications that address our key business needs, including school management, financial reporting, sales and operational management and human resources management. Our educational resources database consists of an extensive collection of sample questions and exercises, course outlines, and other tutoring materials and is easily accessible by our service professionals across the country. Our web site presents information about our personalized tutoring services, our professional service team, our company and other pertinent information.

          We aim to continue to improve and upgrade our technology platform. We are developing our proprietary enterprise resource planning system, Xueda ERP 2.0, or ERP, improving and modularizing our educational resources database to allow easier access, faster retrieval and better reliability, and redesigning our web site to offer our students complementary online services, a broader array of pedagogical product lines and more advanced personalized services.

Employees

          As of June 30, 2010, December 31, 2009 and December 31, 2008, we had 11,702, 8,077 and 5,297 full-time employees, respectively, including 6,785, 4,580 and 2,645 instructors, respectively. As of June 30, 2010, we had the following full-time employees by function:

Instructors	6,785
Education consultants	1,153
Study counselors	955
Sales and marketing	252
General and administration staff	2,557	(1)

Total	11,702

(1)
Includes 88 education research specialists and 37 psychological counselors.

          As required by regulations in China, we participate in various employee social security plans that are administered by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance. We are required under relevant PRC laws to make contributions to employee benefit plans at specified percentages of the total salaries, bonuses and certain allowance of our employees, up to a maximum amount specified by the relevant local governments from time to time.

          None of our employees are represented by collective bargaining arrangements, and we consider our relations with our employees to be good.

Competition

          We are uniquely positioned in the tutoring services market in China. We offer premium, personalized tutoring services through our national network, consisting of 157 learning centers in 44 cities across China as of June 30, 2010, and our course offerings cover the full range of academic subjects taught at primary and secondary schools in markets where we operate. Although we compete with many other tutoring service providers for the same customer base, currently we are the only national player in this market to offer personalized tutoring services across a broad range of academic subjects. Our competitors include educational service providers who offer tutoring services in multiple academic subjects in a limited number of geographic locations, such as Ambow Education Holdings Ltd. and Xueersi International Education Group, Inc. We also compete with educational service providers who have a national service network but only offer limited personalized tutoring services, such as New Oriental Education & Technology Group, Inc. According to the IDC report, the top five players by revenue accounted for 1.6% of the primary and secondary school tutoring market in terms of total revenue for 2009. With a market share of 0.42% by revenue, we were the largest provider of primary and secondary school tutoring services in China in terms of both revenue and the number of cities covered in 2009.

          We believe the principal competitive factors in our market include the following:

  •
  brand recognition and reputation of service providers;

  •
  a service model that aligns personalized services to specific needs of students and parents;

  •
  overall customer satisfaction;

  •
  size and coverage of service network and proximity of services to customers;

  •
  quality of the service team and scope, quality and consistency of service; and

  •
  effectiveness of service as measured by improvements in academic performance.

          We believe that our primary competitive advantages are our well-known "Xueda" brand, our personalized service model, our ability to deliver personalized curriculum with consistent, high quality across our national network of learning centers, and our team of experienced service and management professionals. However, some of our existing and potential competitors may have more programs, services and products than we do or have more resources than we do. These competitors may be able to devote greater resources than we can to the development, promotion and sale of their programs, services and products and respond more quickly than we can to changes in customer demands, market needs or new technologies. They also compete with us in recruiting qualified service and management professionals and may attempt to solicit our employees. In addition, we face competition from many different organizations that focus on some of our targeted markets, which may be able to respond more promptly to changes in student preferences in these markets.

Intellectual Property

          We have developed our proprietary intellectual property over the past years. Our trademarks, copyrights, trade secrets and other intellectual property rights such as business and technical know-how distinguish our services and products from those of our competitors, and contribute to our competitive advantage in our target markets. To protect our brand and other intellectual property, we rely on a combination of trademark, copyright and trade secret laws as well as confidentiality agreements with our employees, contractors and others.

          We have the exclusive right to use certain registered trademarks and logos of Xueda Technology, including " ," "Xueda," " " and " ". Our main web site is located at www.21edu.com. In addition, we have registered certain domain names, including 21edu.com, xueda.com, ejiajiao.com and exueda.com.

          We have obtained from relevant government agencies Software Product Certificates for seven sets of software programs developed by us, including Xueda Education Educational Resource Integration System Software V1.0 and Xueda Education Student Personalized Performance Testing System Software v1.0.

          We cannot be certain that our efforts to protect our intellectual property rights will be adequate or that third parties will not infringe or misappropriate these rights. In addition, there can be no assurance that competitors will not independently develop similar intellectual property. If others are able to copy and use our programs and services, we may not be able to maintain our competitive position. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving and could involve substantial risk to us. If litigation is necessary to enforce our intellectual property rights or determine the scope of the proprietary rights of others, we may have to incur substantial costs or divert other resources, which could harm our business.

Facilities

          We currently lease all of the properties we use to operate our business. Our headquarters are located in Beijing, China, where we lease approximately 1,660 square meters of office space. In addition, we lease an aggregate of approximately 129,690 square meters of space for our learning centers.

          All of our learning centers operate under our "Xueda" brand. A typical learning center consists of tutoring rooms, customer service operations and administrative facilities. Since 2009, we have implemented a standardized interior design at our new learning center across the country, and we plan to renovate our existing learning centers for the standardized interior design over time.

Legal proceedings

          From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

REGULATIONS

          We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under the State Council's authority, including the MOE, the MIIT, SAIC, the Ministry of Civil Affairs, or the MCA, the MOFCOM, the SAFE, and their respective authorized local counterparts. This section summarizes principal PRC regulations related to our business.

Regulations on Private Education

          The principal regulations governing private education in China consist of the Education Law of the PRC, the Law for Promoting Private Education (2003) and the PE Implementation Rules.

Education Law of the PRC

          On March 18, 1995, the National People's Congress enacted the Education Law of the PRC. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education and a system of education certificates. The Education Law provides that the government formulates plans for the development of education and establishes and operates schools and other institutions of education. It also provides that enterprises, social organizations and individuals are generally encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations. Although no organization or individual may establish or operate a school or any other institution of education for profit-making purposes, investors are permitted to receive "reasonable returns" on their investment in private schools, as described in more detail below.

The Law for Promoting Private Education and the Implementation Rules for the Law for Promoting Private Education

          The Law for Promoting Private Education (2003) became effective on September 1, 2003, and the PE Implementation Rules became effective on April 1, 2004. Under these regulations, "private schools" are defined as schools established by social organizations or individuals using non-government funds.

          Under relevant PRC laws and regulations, entities and individuals who establish private schools are commonly referred to as "sponsors" instead of "owners" or "shareholders." The economic substance of "sponsorship" with respect of private schools is substantially similar to that of ownership with respect to legal, regulatory and tax matters. The major differences between sponsorship and ownership are as follows:

  •
  Right to receive return on investment.  The portion of after-tax profits that can be distributed by a company to its owner is different from that distributed by a school to its sponsor. Under the PRC Company Law, a company is required to allocate 10% of its after-tax profits to statutory reserve funds, while under the Law for Promoting Private Education, a school that distributes reasonable returns is required to allocate no less than 25% of its annual net profit to its development fund as well as make allocation for mandatory expenses as required by applicable laws and regulations. In addition, although the decision-making body of the school has the power to determine what constitutes "reasonable returns," none of the current PRC laws and regulations provides a formula or guidelines for such determination.

  •
  Right to the distribution of residual properties upon termination and liquidation. Under the PRC Company Law, properties that remain upon termination and liquidation of a company after payment of relevant fees and compensations are distributed to its owners. With respect to a school, the Law for Promoting Private Education provides that such distribution be made in accordance with other relevant laws and regulations. However, there have been no other relevant laws and regulations addressing the distribution of residual properties upon termination and liquidation of a private school.

          Despite the above differences between sponsorship and ownership, the sponsor of a private school has effective control over such private school under the Law for Promoting Private Education through controlling the executive council or board of directors of such school, which is the decision-making body of the school. Through the school's decision-making body, the sponsor exercises a broad range of powers, including (i) the appointment and dismissal of the school principal, (ii) the amendment of articles of association of the school and formulation of rules and regulations of the school, (iii) the adoption of development plans and approval of annual work plans, (iv) raising funds for school operations and adoption of budgets and final accounts, (v) making decisions on the size and compensation of the staff, (vi) making decisions on the division, merger or termination of the school, and (vii) making decisions on other important matters of the school. In addition, through controlling the decision-making body, the sponsor also has the power to use and manage the properties of the school in accordance with relevant laws and regulations.

          Private schools providing certifications, pre-school education, education for self-study aid and other academic education are subject to approval by the education authorities, while private vocational schools are subject to approvals from the authorities in charge of labor and social welfare. A duly-approved private school will be granted a permit for operating a private school, and must be registered with the MCA or its local counterparts as a privately-run non-enterprise institution. These regulations also provide that, with respect to for-profit, private training centers registered at SAIC or its local counterparts, separate administration measures will be formulated by PRC State Council. However, as of the date of this Prospectus, no such administrative measures have been promulgated by PRC State Council or other competent authorities.

          Under the above regulations, private schools have the same legal status as public schools in most respects, although private schools are prohibited from providing military, police, political and other kinds of education of a sensitive nature. Public schools that provide compulsory education are not permitted to be converted into private schools. In addition, the operation of private schools is highly regulated. For example, tuition and fees private schools may charge their degree-seeking students are subject to approval by the governmental pricing authority and are required to be publicly disclosed.

          Private schools are divided into three categories: private schools established with donated funds, private schools that distribute reasonable returns and private schools that do not distribute reasonable returns. In the case of private schools that distribute "reasonable returns," sponsors of these schools may choose to seek the distribution of "reasonable returns" from the annual net balance of the school after deduction of costs, donations received, government subsidies, if any, the reserved development fund and other expenses as required by the regulations.

          A private school that distributes "reasonable returns" to its sponsors must be permitted to do so by explicit provisions of its articles of association. The percentage of the school's annual net balance that can be distributed as a reasonable return should be determined by the school's board of directors, taking into consideration the following factors: (i) the school's tuition and fees, (ii) the ratio of the school's expenses used for educational activities and improvement of the educational conditions to the total tuition and fees collected; and (iii) the admission standards and educational quality. Certain information relating to the factors discussed above is required to be publicly disclosed before the board of the school may determine the amount of reasonable returns for distribution. Such information and the decision to distribute reasonable returns is also required to be filed with the approval authorities within 15 days of the board's decision. However, none of the current PRC laws and regulations provides a formula for or clear guidelines on determining what constitutes "reasonable returns." In addition, none of the current PRC laws and regulations regulates the business operations of private schools that distribute reasonable returns any differently than those that do not.

          At the end of each fiscal year, every private school is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that distributes reasonable returns, this amount must be at least 25% of the annual net income of the school, while in the case of a private school that does not distribute reasonable returns, this amount must be at least 25% of the annual increase in the net assets of the school, if any. Private schools that do not distribute reasonable returns are entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools that distribute reasonable returns are formulated by the relevant PRC authorities. However, to date, no such regulations have been promulgated.

          As of June 30, 2010, 43 of our 45 schools were registered as private schools that distribute reasonable returns, and the remaining two of our schools were registered as schools that do not distribute reasonable returns.

Regulations on Internet Information Services

          Subsequent to the State Council's promulgation of the Telecom Regulations and the Internet Information Services Administrative Measures on September 25, 2000, or the Internet Information Measures, the MIIT and other regulatory authorities formulated and implemented a number of Internet-related regulations.

          The Internet Information Measures require that commercial Internet content providers, or ICP providers, obtain a license for Internet information services, or ICP license, from the appropriate telecommunications regulatory authorities in order to provide any commercial Internet information services in the PRC. ICP providers are required to display their ICP license number in a conspicuous location on their home page. In addition, the Internet Information Measures also provide that ICP providers that operate in sensitive and strategic sectors, including news, publishing, education, health care, medicine and medical devices, must also obtain additional approvals from the relevant authorities in charge of those sectors. Under the Internet Information Measures, non-commercial Internet information services, referring to information services generally available to the public free of charge, do not require prior approval and may be provided upon completion of record filing with the appropriate telecommunications regulatory authorities.

          In July 2006, the MIIT posted on its website the "Notice on Strengthening Management of Foreign Investment in Operating Value-Added Telecom Services." The notice prohibits PRC ICP providers from leasing, transferring or selling their ICP licenses or providing facilities or other resources to any foreign investors. The notice states that PRC ICP providers or their shareholders should directly own the trademarks and domain names for websites operated by them, as well as servers and other infrastructure used to support these websites.

          The information we currently provide via Internet and the supplementary online services we plan to launch in the near future are non-commercial Internet information services. We have completed the required record filing for such services. We do not currently conduct commercial online education business and will obtain the relevant approvals and licenses as required by relevant PRC laws and regulations when we intend to conduct such business.

Regulations on Information Security

          The PRC government regulates Internet content in China to protect state security. Anyone who: (i) gains improper entry into a computer or system of strategic importance; (ii) disseminates politically disruptive information; (iii) leaks state secrets; (iv) spreads false commercial information; or (v) infringes intellectual property rights may be subject to criminal penalty.

          The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways that, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. The Ministry of Public Security has supervision and inspection rights in this regard, and we are subject to the jurisdiction of the local security bureaus. If an ICP license holder violates these measures, the PRC government may revoke its ICP license and shut down its websites.

          We have been in compliance with these regulations in connection with the information provided on our corporate website.

Regulations on Dividend Distribution

          The PRC Wholly Foreign-owned Enterprise Law (1986), as amended, and the Implementing Rules of the Wholly Foreign-owned Enterprise Law (1990), as amended, are the principal regulations governing the distribution of dividends of wholly foreign-owned enterprises in China. Under these regulations, wholly foreign-owned enterprises, such as our PRC subsidiary, in China may, subject to the ongoing compliance with the applicable foreign exchange regulations, distribute dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each wholly foreign-owned enterprise in China is required to contribute at least 10% of its annual after-tax profits each year, if any, determined in accordance with PRC accounting standards to its general reserves fund until the cumulative amount in the reserve fund reaches 50% of the enterprise's registered capital, and to set aside a certain amount of its after-tax profits each year, if any, to fund its employee welfare fund. These reserve funds can only be used for the specified purposes and are not transferable to the company's shareholders in the form of loans, advances, dividends or otherwise. As discussed below, under the Foreign Exchange Administration Rules (1996), as amended, RMB is freely convertible into foreign exchange for dividend distribution.

Regulations on Foreign Exchange

          Under the Foreign Exchange Administration Rules (1996), as amended, and various regulations issued by SAFE and other relevant PRC government authorities, Renminbi is freely convertible only to the extent of current account items, such as trade related receipts and payments, interest payments and dividend distributions. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local counterpart for conversion of Renminbi from or into a foreign currency, such as US dollars, and remittance of the foreign currency into or out of the PRC.

          Under current PRC regulations, foreign-invested enterprise such as our PRC subsidiary is required to apply to SAFE for a Foreign Exchange Registration Certificate for Foreign-Invested Enterprise. With such a certificate (which is subject to review and renewal by SAFE on an annual basis), a foreign-invested enterprise may open foreign exchange bank accounts at banks authorized to conduct foreign exchange business by SAFE and may buy, sell and remit foreign exchange through such banks, subject to documentation and approval requirements. Foreign-invested enterprises are required to open and maintain separate foreign exchange accounts for capital account transactions and current account transactions.

          On August 29, 2008, SAFE promulgated Circular 142, a notice regulating the conversion by a foreign invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that Renminbi converted from the foreign currency denominated capital of a foreign-invested company may only be used for purposes within the business scope stated on the business license of the company and may not be used for equity investments within the PRC unless specifically provided for otherwise. In addition, SAFE strengthened its oversight over the flow and use of Renminbi converted from the foreign currency denominated capital of a foreign-invested company. The use of such Renminbi may not be changed without approval from SAFE, and such Renminbi may not be used to repay Renminbi loans if the proceeds of such loans have not yet been used. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Rules.

          We currently expect that a substantial portion of the proceeds of this offering will be used by our PRC subsidiary to meet its working capital needs and for general corporate expenses in connection with its business expansion. Meanwhile, we believe that our VIE will have adequate cash from its operations to support its own operation and expansion. Therefore, we do not expect to transfer any significant amount of the proceeds of this offering to our VIE or its subsidiaries. However, to the extent we need to transfer any proceeds of this offering to our VIE or its subsidiaries through our PRC subsidiary, Circular 142 may significantly limit our ability to do so. In such an event, we may have to obtain external financing, and we cannot assure you that we will have timely access to such funding on reasonable terms, in a sufficient amount, or at all.

SAFE Circular 75

          SAFE Circular 75, issued in October 2005, states that PRC citizens or residents must register with SAFE or the relevant local SAFE branch in connection with their establishment or control of an offshore company established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore company acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must amend their SAFE registrations when the offshore special purpose company undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events. Since May 2007, SAFE has issued guidance to its local branches regarding the operating procedures for such registration, including a new guidance issued by SAFE in 2009, which provides more specific and stringent requirements on the registration made pursuant to SAFE Circular 75. The guidance imposes obligations on onshore subsidiaries of an offshore special purpose company to coordinate with and supervise the beneficial owners of the offshore company who are PRC citizens or residents to complete the SAFE registration process. If the beneficial owners fail to comply, the onshore subsidiaries are required to report the noncompliance to the local branch of SAFE.

          We believe that our beneficial owners who are known to us to be PRC residents are currently in compliance with SAFE Circular 75.

Employee Stock Option Plans

          In December 2006, the People's Bank of China promulgated the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Regulations, setting forth the requirements for foreign exchange transactions by individuals (both PRC and non-PRC citizens) under the current account and the capital account. In January 2007, SAFE issued the Implementation Rules for the Individual Foreign Exchange Regulations, which, among other things, specified the approval and registration requirement for certain capital account transactions such as a PRC citizen's participation in employee share ownership and share option plans of overseas listed companies.

          On March 28, 2007, SAFE promulgated the Operating Procedures on Administration of Foreign Exchange for PRC Individuals' Participation in Employee Share Ownership Plans and Employee Share Option Plans of Overseas Listed Companies, or the Share Option Rules. Under the Share Option Rules, PRC citizens who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or other qualified PRC agents, to file with the applicable local branch of SAFE and complete certain other procedures related to the share option or other share incentive plan. In addition, the overseas-listed company or its PRC subsidiary or a qualified PRC agent is required to appoint an asset manager or administrator and a custodian bank, and open special foreign currency accounts to handle transactions relating to the share option or other share incentive plan. Under the Foreign Exchange Administration Rules (1996), as amended, the foreign exchange proceeds of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by SAFE. However, to date, SAFE has not issued any implementation rules in respect of depositing the foreign exchange proceeds abroad. Currently, the foreign exchange proceeds from the sales of shares or dividends distributed by the overseas-listed company can be converted into RMB or transferred to such individuals' foreign exchange savings account after the proceeds have been remitted back to the special foreign currency account maintained at a PRC domestic bank. In the case of an exercise of the options on a non-cash basis, PRC citizens are required to remit the proceeds to special foreign currency accounts. Although further clarification is required as to how the Share Option Rule will be interpreted or implemented, we believe that we and our PRC citizen employees who have been granted share options will be subject to these rules upon the listing and trading of our ADSs on the NYSE. If we and/or our PRC citizen employees fail to comply with the Share Option Rule, we and/or our PRC citizen employees may face sanctions imposed by SAFE or any other PRC government authorities.

Regulation on Overseas Listings

          On August 8, 2006, six PRC regulatory agencies, including the CSRC, jointly promulgated the M&A Regulations. Under the M&A Regulations, the prior approval of the CSRC is required for the overseas listing of offshore SPVs that are directly or indirectly controlled by PRC companies or individuals and used for the purpose of listing PRC onshore interests on an overseas stock exchange.

          Under the M&A Regulations, "mergers and acquisitions of domestic enterprises by foreign investors" refers to a situation where a foreign investor purchases by agreement the equity interests of a domestic company or subscribes to the increased capital of a domestic company, and thus changes the domestic company into a foreign-invested enterprise; or where a foreign investor establishes a foreign-funded enterprise, and through which the foreign investor purchases by agreement the assets of a domestic company and operates its assets; or where a foreign investor purchases by agreement the assets of a domestic company, and then invests such assets to establish a foreign-funded enterprise to operate the assets.

          While the exact perimeters of the M&A Regulations remain unclear, based on the advice of our PRC counsel, Commerce & Finance Law Offices, because the M&A Regulations only apply to transactions involving "mergers and acquisitions of domestic enterprises by foreign investors," we believe that (a) the M&A Regulations are not applicable to our corporate restructuring in 2009 and 2010 and (b) CSRC approval is not required in the context of this offering, for the following reasons: (i) we established our PRC subsidiary by means of direct investment, not through merger or acquisition of any PRC domestic companies and (ii) we control our VIE and its subsidiaries through contractual arrangements, not through "mergers and acquisitions of domestic enterprises by foreign investors" as defined under the M&A Regulations. However, we cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel did. If the CSRC or another PRC regulatory body subsequently determines that we need to obtain the CSRC's approval for this offering either by interpretation, clarification or amendment of the M&A Regulations or by any new rules, regulations or directives or in any other ways promulgated after the issuance date of the legal opinion of our PRC counsel, we may face sanctions by the CSRC or other PRC regulatory agencies. In such an event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operations in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby.

Regulation of the Software Industry

Policies to Encourage the Development of Software

          On June 24, 2000, the State Council issued Certain Policies to Encourage the Development of Software and Integrated Circuit Industries, or the Policies, to encourage the development of software and integrated circuit industries in China and to enhance the ability of PRC information technology companies to compete in the international market. The Policies facilitate the development of software and integrated circuit industries in China through various methods, including:

  •
  encouraging venture capital investments in software industry and providing capital to software enterprises or assisting such software enterprises to raise capital overseas;

  •
  providing tax incentives, including an immediate tax rebate for taxpayers who sell self-developed software products before 2010 in the amount of the statutory value-added tax that exceeds 3% and a number of exemptions and reduced corporate income tax rates;

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  providing government support, such as government funding in the development of software technology;

  •
  providing preferential treatments, such as credit facilities with low interest rates to enterprises that export software products;

  •
  taking various strategies to ensure that the software industry has sufficient expertise; and

  •
  implementing measures to enhance intellectual property protection in China.

          To qualify for preferential treatments, an enterprise must be recognized as a software enterprise by governmental authorities. A software enterprise is subject to annual inspection, failure to pass such inspection in a given year would cause the enterprise to lose the relevant benefits. Xuecheng Century, our PRC subsidiary, is qualified as a software enterprise and is entitled to enjoy these preferential treatments including tax incentives. If Xuecheng Century fails to pass the annual inspection in any year, it will not be able to enjoy these preferential treatments.

Software Products Administration

          On October 27, 2000, the MIIT issued and enforced the Measures Concerning Software Products Administration to regulate and administer software products and facilitate the development of software industry in China. Pursuant to the Measures Concerning Software Products Administration, all software products operated or sold in China must be duly registered with and recorded by the relevant authorities, and no entity or individual is allowed to sell or distribute any unregistered and unrecorded software products. In order to produce software products in China, a software producer is required to have:

  •
  the status of an enterprise legal person, which scope of operations must include computer software business (including technology development of software or production of software products);

  •
  a fixed production site;

  •
  necessary conditions and technologies for producing software products; and

  •
  quality control measures and capabilities for the production of software products.

          Software developers or producers are allowed to sell their registered and recorded software products independently or through agents, or by way of licensing. Software products developed in China must be registered with local provincial governmental authorities in charge of information industry and subsequently filed with the taxation authority at the same level and the MIIT. Imported software products, i.e., software developed overseas and sold or distributed into China, must be registered with the MIIT. Upon registration, the software products will be granted registration certificates. Each registration certificate is valid for five years from the issuance date and may be renewed upon expiry. The MIIT and other relevant authorities may carry out supervision and inspection over the development, production, operation and import/export of software products in and out of China.

          On March 5, 2009, the MIIT promulgated the new Measures Concerning Software Products Administration, or the New Measures, which became effective on April 10, 2009. Under the New Measures, software products operated or sold in China are not required to be registered or recorded by relevant authorities, and software products developed in China (including those developed in China on the basis of imported software) can enjoy certain favorable policies when they have been registered and recorded. The New Measures also eliminated the previous requirements set forth above.

Software Copyright

          The State Council promulgated the Regulations on the Protection of Computer Software, or the Software Protection Regulations, on December 20, 2001, which became effective on January 1, 2002. The Software Protection Regulations were promulgated, among other things, to protect the copyright of computer software in China. According to the Software Protection Regulations, computer software that is independently developed and attached to physical goods will be protected. However, such protection does not apply to any ideas, mathematical concepts, processing and operation methods used in the development of software solutions. Under the Software Protection Regulations, PRC citizens, legal persons and organizations will enjoy copyright protection for computer software that they have developed, regardless of whether the software has been published. Foreigners or any person without a nationality will enjoy copyright protection over computer software that they have developed, as long as such computer software was first distributed in China. Software of foreigners or any person without a nationality will enjoy copyright protection in China under these regulations in accordance with a bilateral agreement, if any, executed by and between China and the country to which the developer is a citizen of or in which the developer resides, or in accordance with an international treaty to which China is a party. Under the Software Protection Regulations, owners of software copyright will enjoy the rights of publication, authorship, modification, duplication, issuance, lease, transmission on the information network, translation, licensing and transfer. Software copyright protection takes effect on the day of completion of the software's development. The protection period for software developed by legal persons and other organizations is fifty years and ends on December 31 of the fiftieth year from the date the software solution was first published. However, the Software Protection Regulations will not protect the software if it is not published within fifty years from the date of the completion of its development. Civil remedies available under the Software Protection Regulations against copyright infringements include cessation of the infringement, elimination of the effects, apology and monetary compensation. The copyright administrative authorities may order the infringer to stop all infringing acts, confiscate illegal gains, confiscate and destroy infringing copies, and may impose a fine on the offender under certain circumstances.

Software Copyright Registration

          On February 20, 2002, the State Copyright Administration of the PRC promulgated and enforced the Measures Concerning Registration of Computer Software Copyright Procedures, or the Registration Procedures, to implement the Software Protection Regulations and to facilitate the development of China's software industry. The Registration Procedures apply to the registration of software copyrights and software copyright exclusive licensing contracts and assignment contracts. The registrant of a software copyright will either be the copyright owner or another person (a natural person, legal person or an organization) in whom the software copyright becomes vested through succession, assignment or inheritance. Upon registration, the registrant should be granted a registration certificate by the China Copyright Protection Center. As of the date of this prospectus, we have obtained seven registration certificates for computer software copyrights.

          We have completed the registration of the software programs developed by us in accordance with the above-stated software-related regulations and have obtained from relevant government agencies the Software Product Certificates for these software programs.

Regulation of Domain Names

          PRC laws require owners of Internet domain names to register their domain names with qualified domain name registrars approved by the MIIT and obtain registration certificates from such registration agencies. A registered domain name owner has the exclusive right to use its domain name. Unregistered domain names may not receive proper legal protections and may be misappropriated by unauthorized third parties.

          We have registered certain domain names, including 21edu.com, xueda.com, ejiajiao.com and exueda.com in accordance with such regulations relating to Domain names and website names.

Regulation of Copyright and Trademark Protection

          China has enacted legislation governing intellectual property rights, including copyrights and trademarks. China is a signatory to the main international conventions on intellectual property rights and became a member of the Agreement on Trade Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

Regulation of Copyright Protection

          The National People's Congress amended the Copyright Law in 2001 to widen the scope of works and rights eligible for copyright protection and to extend copyright protection to Internet activities, products disseminated over the Internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. In February 2010, the National People's Congress further amended the Copyright Law to regulate the registration of pledge of copyright, which amendment came into force on April 1, 2010.

Regulation of Trademark Protection

          The PRC Trademark Law, adopted in 1982 and amended in 2001, protects the proprietary rights to registered trademarks. The Trademark Office of the SAIC, or the Trademark Office, handles trademark registrations and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the prior term. Trademark license agreements must be filed with the Trademark Office for record. We have the exclusive right to use certain registered trademark and logos of Xueda Technology, including " ", "Xueda," " " and " ", which Xueda Technology has registered with the Trademark Office of the SAIC.

Regulation of Employment

          On June 29, 2007, the National People's Congress promulgated the Employment Contract Law of the People's Republic of China, or ECL, which became effective on January 1, 2008. On September 18, 2008, the State Council issued the People's Republic of China Employment Contract Law Implementation Rules, or ECL Implementation Rules, which became effective on September 18, 2008, the date of issuance. The ECL and ECL Implementation Rules require employers to enter into written contracts with their employees, restrict the use of temporary workers and aim to give employees long-term job security.

          Pursuant to the ECL, employment contracts lawfully entered into prior to the implementation of the ECL and continuing as of the date of its implementation will continue to be valid. Where an employment relationship was established prior to the implementation of the ECL but no written employment contract was entered into, a contract must be entered into within one month after the ECL's implementation.

          As of June 30, 2010, December 31, 2009 and December 31, 2008, we had 11,702, 8,077 and 5,297 full-time employees, respectively, including 6,785, 4,580 and 2,645 instructors, respectively. As of June 30, 2010, we had the following full-time employees by department: 6,785 instructors, 955 study counselors, 1,153 education consultants, 252 in sales and marketing, and 2,557 in general and administrative functions, including 88 education research specialists and 37 psychological counselors.

MANAGEMENT

Directors and Executive Officers

          The following table sets forth certain information relating to our directors and executive officers upon closing of this offering.

Name	Age	Position/Title
Rubin Li	32	Chairman of board of directors
Xin Jin	34	Director and chief executive officer
Jun Wang	39	Director and president
Jinbo Yao	34	Director
Gongquan Wang	48	Director
Yafei Wang	55	Director
Sean Shao	53	Independent Director
Cheung Lun Julian Cheng	36	Director*
Junfeng Gao	36	Chief financial officer
Hai Yang	42	Chief information officer
Wei Zhang	52	Vice president
Qiang Deng	42	Vice president

*
Effective upon the completion of this offering.

          Mr. Rubin Li is a co-founder and chairman of the board of directors of our company. Since 2001, Mr. Li has served as co-president, director and chairman of the board of directors of our company. Prior to founding our company, from 2000 to 2001, Mr. Li was a computer engineer of Tsinghua Tong Fang Co., Ltd., a corporation listed on the Shanghai Securities Exchange in the PRC. Mr. Li received his bachelor's degree in thermal energy and engineering from the University of Science and Technology Beijing in China in 2000. He completed his studies in master's courses in educational economics and management at Beijing Normal University in China from 2006 to 2008.

          Mr. Xin Jin is a co-founder, director and the chief executive officer of our company. Since 2002, Mr. Jin has served in various other managerial positions at our company, including general manager and co-president. Prior to founding our company, he served as a marketing director and product director of www.net.cn, a China-based Internet application service provider from 1999 to 2002. Mr. Jin received his bachelor's degree in economics and business from the Capital University of Economics and Business in China in 1999.

          Mr. Jun Wang has served as a director of our company since 2008 and the president of our company since 2010. Prior to joining our company, Mr. Wang served as a vice president at CDH Venture Partners from 2007 to 2010 and led their investment in our company. From 2005 to 2007, Mr. Wang served as an associate at McKinsey & Company in Beijing, China. From 1997 to 2005, Mr. Wang worked in various managerial and engineering positions at high tech companies such as Amazon.com, Microsoft and Oracle in the U.S. Mr. Wang received his MBA degree from the Kellogg School of Management of Northwestern University in 2005, his master's degree in computer science from the Iowa State University in 1997 and his bachelor's degree in computer science from the Peking University in China in 1995.

          Mr. Jinbo Yao is a co-founder of our company and has served as a director of our company since 2001. Mr. Yao currently also serves as chief executive officer of www.58.com, a China-based classified information web site founded by him in 2005. From 2000 to 2005, Mr. Yao served as a product manager, a chief director and a vice president for marketing at www.net.cn, a China-based Internet application service provider. Prior to that, in 2000, Mr. Yao founded www.domain.cn, which was subsequently acquired by www.net.cn. Mr. Yao received his bachelor's degree in computer science and chemistry from the Ocean University of China in Qingdao, China in 1999.

          Mr. Gongquan Wang has served as a director of our company since 2010. Mr. Wang founded CDH Venture Partners in 2005 and has served as a general partner. Prior to founding CDH Venture Partners, Mr. Wang was a general partner with IDG Technology Venture Investment, Inc. from 1999 to 2005, where he was responsible for overseeing the operational management of the firm's portfolio companies. In 1991, Mr. Wang co-founded Vantone Industry Group where he served in various capacities including president, chairman of the board of directors and managing director. Mr. Wang received his bachelor's degree from Jilin University of Technology in 1984.

          Ms. Yafei Wang has served as a director of our company since 2008. Ms. Wang has 19 years of experience in management and corporate finance matters. She has been an associate professor of the Guanghua School of Management of Peking University since 1995 and an independent director of Li Ning Company Limited since 2002. Ms. Wang received her MBA degree from Lancaster University Management School in the United Kingdom in 1990 and her bachelor's degree in international politics from Fudan University in China in 1981. From 1985 to 1986, Ms. Wang was a visiting scholar at the University of Maryland, College Park in the United States.

          Mr. Sean Shao has served as our independent director and chairman of the audit committee since 2010. Mr. Shao currently serves as (i) independent director, chairman of the audit committee and member of the nominating committee and the compensation committee of: American Dairy, Inc., a China-based dairy products company listed on the NYSE; China Biologic Products, Inc., a China-based biopharmaceutical company listed on the NASDAQ; Renhuang Pharmaceuticals, Inc., a China-based pharmaceutical company listed on the AMEX; and Yongye International, Inc., a Chinese agricultural company listed on the NASDAQ; (ii) independent director and member of the audit committee and nominating committee of AsiaInfo-Linkage, Inc., a China-based telecom software solutions provider listed on the NASDAQ, (iii) independent director and member of the audit committee, nominating committee and compensation committee of China Medicine Corporation, a distributor and developer of medicines listed on the bulletin board; (iv) independent director, chairman of the audit committee and member of the compensation committee of China Recycling Energy Corporation, an energy recycling system design company listed on the NASDAQ; (v) independent director, chairman of the nominating committee and member of the audit committee of Agria Corporation, a China-based agricultural company listed on the NYSE; and (vi) independent director, chairman of the audit committee and compensation committee and member of the nominating committee of China Nuokang Bio-Pharmaceutical, Inc., a biopharmaceutical company listed on the NASDAQ. He served as the chief financial officer of Trina Solar Limited from 2006 to 2008, where he assisted in its listing on the NYSE in 2006. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, a Chinese educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master's degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor's degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

          Mr. Cheung Lun Julian Cheng will serve as a director of our company upon the completion of this offering. Mr. Cheng is a managing director in the China group at Warburg Pincus LLC, which he joined in 2000. Mr. Cheng is also a director for a number of other private companies. Prior to joining Warburg Pincus Asia LLC, Mr. Cheng worked for the capital markets and investment banking divisions of Salomon Smith Barney and Bankers Trust in Hong Kong. Mr. Cheng received his bachelor's degree in economics from Harvard University in the United States in 1996.

          Mr. Junfeng Gao has served as our chief financial officer since 2010. Prior to joining our company, Mr. Gao served as finance director of ATA Inc., a corporation listed on the NASDAQ that primarily provides computer-based testing and educational services in China from 2008 to 2010. From 2007 to 2008, Mr. Gao served as a director of Assurance and Advisory Business Services of Ernst & Young's Beijing office. From 1996 to 2007, he worked at PricewaterhouseCoopers's offices in Shanghai, Philadelphia and Beijing, including serving as a senior manager of Assurance and Advisory Business Services from 2003 to 2007. Mr. Gao received his bachelor's degree in accounting from the Shanghai University of Finance and Economy in 1996. Mr. Gao is a member of the Association of Chartered Certified Accountants and the Chinese Institute of Certified Public Accountants.

          Mr. Hai Yang has served as our chief information officer since 2010. Prior to joining our company, Mr. Yang served as vice president of products and technology of ChinaHR.com Corporation, an online recruiting service web site from 2004 to 2010. From 2001 to 2004, Mr. Yang served as a vice president of Xinyuan Education Co., Ltd. From 1999 to 2001, Mr. Yang served as chief technology officer and executive vice president of Oz Education System, a Canadian e-learning company. In 1999, Mr. Yang served as a deputy general manager of NetEase.com, a China-based Internet portal web site. From 1998 to 1999, he served as an executive deputy chief editor of China Internet Weekly, a Chinese magazine on the Internet industry. Prior to 1998, Mr. Yang served as an engineer and a manager of the sound products research & development center of Eletech Enterprise Co., Ltd. Mr. Yang received his master's degree in signal and information processing and his bachelor's degree in radio information systems from Tsinghua University in 1995 and 1992, respectively.

          Ms. Wei Zhang has served as a vice president of our company since 2008. Prior to joining our company in 2006, Ms. Zhang served as a vice president and director of the education management department of Shanxi Dongda Enterprise Group from 2003 to 2005. From 2000 to 2003, she served as a vice president of Sichuan Enlide Education Group. From 1998 to 2000, Ms. Zhang served as a teaching director and the principal of Shanxi Dongda School. From 1982 to 1998, Ms. Zhang worked with schools affiliated with the Third Engineering Bureau of the Ministry of Railway of the PRC in various capacities, including as a teacher, teaching director, and educational research and development director. Ms. Zhang graduated from Hegang Teachers' College in Heilongjiang, China in 1979 and also studied at the biology department of Harbin Normal University in China in 1981.

          Mr. Qiang Deng has served as a vice president of our company since 2007 and joined our company in 2005. From 2001 to 2005, Mr. Deng worked in various managerial positions at long distance learning companies including Peking University-Affiliated Schools Lianxiang Long-distance Education Co., Ltd. and Internet School of Beijing No. 4 High School. From 1998 to 2001, Mr. Deng served as the director for www.chinaedu.com. From 1996 to 1998, he served as a physics teacher at Beijing Huicai Private School. From 1990 to 1996, he worked as a sales manager at Huahai Computer Co., Ltd. Mr. Deng received his bachelor's degree in mechanical engineering from Beijing University of Civil Engineering and Architecture in 1990 and completed the master's courses in developing and educational psychology in the Beijing Normal University in 2008.

          The business address of each of our directors and executive officers is c/o Xueda Education Group, A-4 Xibahe Beili, Chaoyang District, Beijing, 100028, People's Republic of China.

Duties of Directors

          Under Cayman Islands law, our directors have a fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our third amended and restated

memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

          The functions and powers of our board of directors include, among others:

  •
  convening shareholders' annual general meetings and reporting its work to shareholders at such meetings;

  •
  issuing authorized but unissued shares;

  •
  declaring dividends and distributions;

  •
  exercising the borrowing powers of our company and mortgaging the property of our company;

  •
  approving the transfer of shares of our company, including the registering of such shares; and

  •
  exercising any other powers conferred by the shareholders meetings or under our third amended and restated memorandum and articles of association.

Terms of Directors and Executive Officers

          We will initially have seven directors, one of whom will be an independent director, on our board of directors upon the closing of this offering. Any director on our board may be removed by way of an ordinary resolution of shareholders. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the affirmative vote of a majority of the remaining directors. Each of our directors holds office until a successor has been duly elected and qualified unless the director was appointed by our board of directors, in which case such director holds office until the following annual shareholders meeting.

          All of our executive officers are appointed by and serve at the discretion of our board of directors. Our executive officers are elected by and may be removed by a majority vote of our board of directors.

Board Committees

          Our board of directors has established an audit committee and a compensation committee.

Audit Committee

          Our audit committee consists of Mr. Sean Shao, Mr. Gongquan Wang and Ms. Yafei Wang. Mr. Sean Shao is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Mr. Sean Shao satisfies the requirements for an "independent director" within the meaning of Section 303A of the NYSE Listed Company Manual and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Our board of directors has determined that the simultaneous service by Mr. Sean Shao on the audit committee of nine other public companies would not impair his ability to effectively serve on our audit committee. Our audit committee will consist of two independent directors within 90 days of our initial public offering and solely of independent directors within one year of our initial public offering. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

  •
  selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

  •
  reviewing with our independent registered public accounting firm any audit problems or difficulties and management's response;

  •
  reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

  •
  discussing the annual audited financial statements with management and our independent registered public accounting firm;

  •
  reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant control deficiencies;

  •
  annually reviewing and reassessing the adequacy of our audit committee charter;

  •
  such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

  •
  meeting separately and periodically with management and our internal auditor and independent registered public accounting firm; and

  •
  reporting regularly to the full board of directors.

Compensation Committee

          Our compensation committee consists of Mr. Gongquan Wang, Ms. Yafei Wang and Mr. Jinbo Yao. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

  •
  approving and overseeing the compensation package for our executive officers;

  •
  reviewing and making recommendations to the board with respect to the compensation of our directors;

  •
  reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on such evaluation; and

  •
  reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance

          Our board of directors has adopted a code of ethics, which is applicable to our senior executive and financial officers. In addition, our board of directors has adopted a code of conduct, which is applicable to all of our directors, officers and employees. We will make our code of ethics and our code of conduct publicly available on our web site.

          In addition, our board of directors has adopted a set of corporate governance guidelines. The guidelines reflect certain guiding principles with respect to our board's structure, procedures and committees. The guidelines are not intended to change or interpret any law or our third amended and restated memorandum and articles of association.

Remuneration and Borrowing

          The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital and to issue debentures or other securities, whether outright or as security, for any debt obligations of our company or of any third party.

Qualification

          There is no requirement for our directors to own any shares in our company in order for them to qualify as a director.

Employment Agreements

          We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time, with prior written notice, for certain acts of the executive officer, including but not limited to a conviction to a felony, or willful gross misconduct by the executive officer in connection with his or her employment, and in each case if such acts have resulted in material and demonstrable financial harm to us. An executive officer may, with prior written notice, terminate his or her employment at any time for any material breach of the employment agreement by us that is not remedied promptly after receiving the remedy request from the employee. Furthermore, either party may terminate the employment agreement at any time without cause upon advance written notice to the other party. Upon termination, the executive officer is generally entitled to a severance pay of at least one month's salary.

          Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Our executive officers have also agreed to disclose to us all inventions, designs and techniques resulted from work performed by them, and to assign us all right, title and interest of such inventions, designs and techniques.

Compensation of Directors and Executive Officers

          During 2009, the aggregate cash compensation that we paid to our executive officers as a group was RMB2.9 million ($428 thousand), and the aggregate cash compensation that we paid to our non-executive directors as a group was RMB0.5 million ($74 thousand). We did not pay any cash compensation to non-employee directors in 2009. Walkers, our Cayman Islands counsel, has advised us that Cayman Islands law does not require an exempted company incorporated in the Cayman Islands, such as our company, to disclose the individual compensation of its executive officers and directors. Our full-time employees in the PRC, including our executive officers, participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to qualified employees. We do not provide our directors with any pension, retirement or similar benefits on termination.

          Prior to June 30, 2010, options to purchase an aggregate of 5,238,691 ordinary shares had been granted under our equity incentive plan to our directors and executive officers. These options were originally granted with an exercise price of $0.99 per share and expiration period of ten years. On September 20, 2010, the exercise price of the 3,343,845 share options granted to an officer on

March 16, 2010 was increased to $1.04 per share from $0.99 per share. For share-based compensation of directors and executive officers, see "Management — Share Incentive Plan."

Share Incentive Plan

          Our equity incentive plan adopted in November 2009, or the 2009 share incentive plan, provides for the grant of options, share appreciation rights, or other share-based awards, referred to as "awards." The purpose of the plan is to aid us in recruiting and retaining key employees, directors or consultants and to motivate such persons to exert their best efforts on behalf of our company by providing incentives through the granting of awards. Our board of directors and shareholders authorized the issuance of up to 11,146,151 ordinary shares upon exercise of awards granted under our share incentive plan. Our board of directors believes that our company will benefit from the added interest that such persons will have in the welfare of the company as a result of their proprietary interest in the company's success.

          Termination of Awards.    Options have specified terms set forth in a share option agreement. If the recipient's employment with the company is terminated for any reason, the recipient's vested options will remain exercisable subject to the provisions of the plan and the option agreement and the recipient's unvested options will terminate without consideration. If the options are not exercised or purchased by the last day of the exercise period, they will terminate.

          Administration.    Our share incentive plan is currently administered by our board of directors and, after this offering, will be administered by the compensation committee of our board of directors. Our board of directors or the compensation committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. Our board of directors or the compensation committee will determine the provisions, terms and conditions of each award consistent with the provisions of the plan, including, but not limited to, the exercise price for an option, vesting schedule, forfeiture provisions, form of payment of exercise price and other applicable terms.

          Option Exercise.    The term of options granted under our share incentive plan may not exceed ten years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, check or other cash-equivalent, consideration received by us in a cashless exercise and, to the extent permitted by our board of directors or the compensation committee and subject to the provisions of the option agreement, ordinary shares or a combination of ordinary shares and cash or cash-equivalent.

          Change in Control.    If a third-party acquires us through the purchase of all or substantially all of our assets, a merger or other business combination or if during any two consecutive year period individuals who at the beginning of such period constituted the board of directors cease for any reason to constitute a majority of our board of directors, then, if so determined by our board of directors or the compensation committee with respect to the applicable award agreement or otherwise, any outstanding awards that are unexercisable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such change in control. Our board of directors or the compensation committee may also, in its sole discretion, decide to cancel such awards for fair value, provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted, or provide that affected options will be exercisable for a period of at least 15 days prior to the change in control but not thereafter.

          Amendment and Termination of Plan.    Our board of directors may at any time amend, alter or discontinue our share incentive plan. Amendments or alterations to our share incentive plan are subject to shareholder approval if they increase the total number of shares reserved for the purposes of the plan or change the maximum number of shares for which awards may be granted to any participant. Any amendment, alteration or termination of our share incentive plan must not adversely affect awards already granted without written consent of the recipient of such awards. Unless terminated earlier, our share incentive plan will continue in effect for a term of ten years from the date of its adoption.

          Granted Options.    As of the date of this prospectus, we have granted options to purchase an aggregate of 10,320,097 ordinary shares to our directors, officers and employees. Such options have an exercise price of $0.99 or $1.04 per share and are subject to a four-year vesting schedule with 25% vesting on each of the first, second, third and fourth anniversary of the grant date.

          The table below summaries, as of the date of this prospectus, the option we have granted.

Name	Ordinary Shares Underlying Outstanding Option	Exercise Price per Share ($)	Grant Date	Expiration Date
Rubin Li	—	—	March 16, 2010	December 31, 2019
Xin Jin	—	—	March 16, 2010	December 31, 2019
Jun Wang	3,343,845	$1.04	March 16, 2010	December 31, 2019
Jinbo Yao	*	$0.99	March 16, 2010	December 31, 2019
Gongquan Wang	*	$0.99	March 16, 2010	December 31, 2019
Yafei Wang	*	$0.99	March 16, 2010	December 31, 2019
Sean Shao	*	$0.99	March 16, 2010	December 31, 2019
Junfeng Gao	*	$0.99	March 16, 2010	December 31, 2019
Hai Yang	*	$0.99	March 16, 2010	December 31, 2019
Wei Zhang	*	$0.99	March 16, 2010	December 31, 2019
Qiang Deng	—	—	March 16, 2010	December 31, 2019
Other individuals as a group	5,081,406	$0.99	March 16, 2010	December 31, 2019

Total	10,320,097

*
Less than 1% of our issued and outstanding share capital. Stock options to purchase a total of 5,238,691 ordinary shares have been granted to our directors and officers as of the date of this prospectus.

Shareholders of our VIE

          All but one of the shareholders of our VIE are also beneficial owners of our shares. See "Our History and Corporate Structure — Contractual Arrangements" for further information. We have not created any additional incentives, whether financial, contractual or otherwise, to encourage the shareholders of our VIE, in their capacity as such, to act in the best interest of our company.

PRINCIPAL SHAREHOLDERS

          The following table sets forth information with respect to the beneficial ownership of our ordinary shares, on a fully diluted basis, as of the date of this prospectus, by:

  •
  each of our directors and executive officers; and

  •
  each person known to us to own beneficially more than 5% of our ordinary shares.

          The calculations in the table below is based on 100,315,640 ordinary shares (on an as-converted basis) outstanding as of the date of this prospectus, and                                         ordinary shares outstanding immediately after the completion of this offering, assuming the underwriters do not exercise their over-allotment option.

          Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

          The business address of each of our directors and executive officers is c/o Xueda Education Group, A-4 Xibahe Beili, Chaoyang District, Beijing 100028, People's Republic of China.

	Ordinary Shares Beneficially Owned Prior to this Offering			Ordinary Shares Beneficially Owned after this Offering
	Number		%	Number		%
Directors and Executive Officers:
Rubin Li(1)	23,484,930	(2)	23.4	20,484,930	(3)	15.3
Xin Jin(4)	27,039,680		27.0	27,039,680		20.1
Jun Wang	*		*	*		*
Jinbo Yao(5)	14,452,980		14.4	14,452,980		10.8
Gongquan Wang(6)	21,555,920		21.5	21,555,920		16.0
Yafei Wang(7)	3,518,770		3.5	3,518,770		2.6
Sean Shao	*		*	*		*
Junfeng Gao	*		*	*		*
Hai Yang	*		*	*		*
Wei Zhang	*		*	*		*
Qiang Deng(8)	2,134,990		2.1	2,134,990		1.6
All directors and executive officers as a group	92,187,270		91.9	89,187,270		66.4
Principal Shareholders:
Golden Section Holding Corporation(9)	27,039,680		27.0	27,039,680		20.1
Goodor Corporation(10)	23,484,930	(2)	23.4	20,484,930	(3)	15.3
CDH Xueda Limited(11)	21,555,920		21.5	21,555,920		16.0
Nihao China Corporation(12)	14,452,980		14.4	14,452,980		10.8

*
Beneficially owns less than 1% of our outstanding ordinary shares on an as-converted basis.

(1)
Includes 23,484,930 ordinary shares owned by Goodor Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Li's family trust.

(2)
Includes 3,000,000 ordinary shares to be sold to Warburg Pincus upon the completion of this offering.

(3)
Excludes 3,000,000 ordinary shares to be sold to Warburg Pincus upon the completion of this offering.

(4)
Includes 27,039,680 ordinary shares owned by Golden Section Holding Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Jin's family trust.

(5)
Includes 14,452,980 ordinary shares owned by Nihao China Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Yao's family trust.

(6)
Includes 21,555,920 ordinary shares issuable upon conversion of the same number of Series A1 preferred shares owned by CDH Xueda Limited, a British Virgin Islands company 100% beneficially owned by CDH Venture Partners. CDH Venture GP I Company Limited, a Cayman Islands exempted limited liability company, is the general partner of CDH Venture Partners, L.P. and has the power to direct CDH Venture Partners as to the voting and disposition of shares directly and indirectly held by CDH Venture Partners, L.P. Mr. Gongquan Wang is a director and a member of the investment committee of CDH Venture GP I Company Limited. Mr. Gongquan Wang disclaims beneficial ownership of any of the shares held by CDH Xueda Limited except to the extent of his pecuniary interest therein. The mailing address of CDH Xueda Limited is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

(7)
Includes 3,518,770 ordinary shares issuable upon conversion of the same number of Series A2 preferred shares owned by Happyall Ltd, a British Virgin Islands company 100% beneficially owned by Ms. Yafei Wang.

(8)
Includes 2,134,990 ordinary shares owned by Kaiyuan Technology Limited, a British Virgin Islands company 100% beneficially owned by Mr. Qiang Deng.

(9)
Includes 27,039,680 ordinary shares owned by Golden Section Holding Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Xin Jin. The mailing address of Golden Section Holding Corporation is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(10)
Includes 23,484,930 ordinary shares owned by Goodor Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Rubin Li. The mailing address of Goodor Corporation is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(11)
Includes 21,555,920 ordinary shares issuable upon conversion of the same number of Series A1 preferred shares owned by CDH Xueda Limited, a British Virgin Islands company 100% beneficially owned by CDH Venture Partners. CDH Venture GP I Company Limited, a Cayman Islands exempted limited liability company, is the general partner of CDH Venture Partners, L.P. and has the power to direct CDH Venture Partners as to the voting and disposition of shares directly and indirectly held by CDH Venture Partners, L.P. Mr. Gongquan Wang is a director and a member of the investment committee of CDH Venture GP I Company Limited. Mr. Gongquan Wang disclaims beneficial ownership of any of the shares held by CDH Xueda Limited except to the extent of his pecuniary interest therein. The mailing address of CDH Xueda Limited is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

(12)
Includes 14,452,980 ordinary shares owned by Nihao China Corporation, a British Virgin Islands company 100% beneficially owned by Mr. Jinbo Yao. The mailing address of Nihao China Corporation is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

          As of the date of this prospectus, none of our outstanding ordinary shares or Series A1 and Series A2 preferred shares are held of record by any persons in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer, or is in the business of underwriting securities.

          None of our existing shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Transactions with Certain Directors, Shareholders and Key Management Personnel

          In 2008, we extended a personal loan, which was unsecured, free of interest and repayable on demand, in an amount of $203 thousand to Mr. Jinbo Yao, one of our directors and a beneficial owner of our ordinary shares. This loan was repaid in October 2010.

          We use advertising services provided by 58.com, a PRC-incorporated Internet-based classified information provider in which Mr. Jinbo Yao is a major shareholder. In 2008 and 2009 and the six months ended June 30, 2010, we paid advertising service fee in amounts of $141 thousand, $42 thousand and $137 thousand, respectively, to 58.com. There was no unsettled balance as of December 31, 2008 or 2009 or June 30, 2010. We may continue to use advertising services provided by 58.com in the future.

          In 2009, Xueda Technology extended loans to its shareholders in a total amount of $567 thousand to increase the registered capital of Xueda Information pursuant to the contractual arrangement. These loans were free of interest and had no definite terms of repayment. The total amount of the loans was held by Mr. Xin Jin, our director, chief executive officer and a beneficial owner of our ordinary shares, on behalf of such shareholders. The amount of these loans was raised to $587 thousand in 2010. Upon the increase in Xueda Information's registered capital in August 2010, these loans were settled as the cash advanced to Mr. Xin Jin had been invested in Xueda Information.

          In addition, in the first half of 2010, we extended loans in a total amount of $40 thousand to Shanghai Chuan Xue Network Technology Co., Ltd., a company majority owned by Mr. Xin Jin. These loan are free of interest and have no definite terms of repayment. These loans were outstanding as of June 30, 2010 and will be repaid in full in 2010.

Contractual Arrangements relating to Certain Affiliated Entities

          See "Our History and Corporate Structure — Contractual Arrangements."

Private Equity Investments

Series A1 and Series A2 Preferred Shares

          On August 28, 2009, we issued to CDH Xueda Limited 21,555,920 Series A1 preferred shares and to Happyall Ltd, Poda Capital Limited and Wavesong Ltd, or the Series A2 investors, an aggregate of 8,796,920 Series A2 preferred shares. All outstanding Series A1 and Series A2 preferred shares are automatically convertible into our ordinary shares upon the completion of this offering at a conversion ratio of 1:1, subject to certain anti-dilution provisions. Holders of Series A1 preferred shares are entitled to appoint one director. Holders of Series A2 preferred shares are also entitled to appoint one director. The proceeds from the issuance and sale of Series A1 and Series A2 preferred shares were used for capital expenditure and working capital purposes.

Employment Agreements

          See "Management — Employment Agreements."

Share Options

          See "Management — Share Incentive Plan."

DESCRIPTION OF SHARE CAPITAL

          We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, and the Companies Law (2009 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

          As of the date of this prospectus, our authorized share capital was $50,000 divided into 469,647,160 ordinary shares, par value $0.0001 per share, and 30,352,840 preferred shares, par value $0.0001 per share, of which 21,555,920 are designated as Series A1 preferred shares and 8,796,920 are designated as Series A2 preferred shares. As of the date of this prospectus, there were 69,962,800 ordinary shares, 21,555,920 Series A1 preferred shares and 8,796,920 Series A2 preferred shares issued and outstanding. Upon the completion of this offering, all of the issued and outstanding Series A1 and Series A2 preferred shares will automatically convert into our ordinary shares at a conversion rate of 1:1. Upon the completion of this offering, we will have 134,299,640 ordinary shares issued and outstanding, which includes 7,124,000 ordinary shares issued and offered by us to Warburg Pincus in connection with its investment in our ordinary shares. All of our ordinary shares issued and outstanding prior to the completion of the offering are and will be fully paid, and all of our shares to be issued in the offering will be issued as fully paid. After the aforementioned conversion, our authorized share capital post-offering will consist of ordinary shares with a par value of $0.0001 each.

          Our third amended and restated memorandum and articles of association will become effective upon completion of this offering. The following are summaries of material provisions of our third amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

          All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

          The holders of our ordinary shares are entitled to such dividends as may be declared by our shareholders or board of directors subject to the Companies Law and to the articles of association.

Voting Rights

          Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

          An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes attached to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of votes cast attached to the ordinary shares. A special resolution will be required for matters such as a change of name or making changes to our memorandum and articles of association.

Transfer of Ordinary Shares

          Subject to the restrictions contained in our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

          Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share. Our board of directors may also decline to register any transfer of any ordinary share unless:

  •
  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

  •
  the instrument of transfer is in respect of only one class of ordinary shares;

  •
  the instrument of transfer is properly stamped, if required;

  •
  the ordinary shares transferred are fully paid and free of any lien in favor of us;

  •
  any fee related to the transfer has been paid to us; and

  •
  the transfer is not to more than four joint holders.

          If our directors refuse to register a transfer they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

Liquidation

          On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares will be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

          Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

          Subject to the provisions of the Companies Law and other applicable law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of capital, as may be authorized by the Companies Law or determined by the board of directors.

Variations of Rights of Shares

          If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of two-thirds of the vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General Meetings of Shareholders

          Shareholders' meetings may be convened by a majority of our board of directors or our chairman. Additionally, on the requisition of shareholders representing not less than 10% of the voting rights entitled to vote at general meetings, the board must convene an extraordinary general meeting. Under our third amended and restated memorandum and articles of association, advance notice of at least seven days is required for the convening of our annual general shareholders' meeting and any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least two shareholders present or by proxy, representing not less than one-third in nominal value of the total issued voting shares in our company.

Election and Removal of Directors

          Unless otherwise determined by the Company in the general meeting, our articles provide that our board will consist of not less than three directors. There are no provisions relating to retirement of directors upon reaching any age limit.

          The directors have the power to appoint any person as a director either to fill a casual vacancy on the board or, subject to authorization by the members in the general meeting, as an addition to the existing board, but so that the number of directors so appointed will not exceed any maximum number determined from time to time by the members in general meeting. Any director appointed by the board to fill a casual vacancy will hold office until the next annual general meeting of members after his appointment and be subject to re-election at such meeting.

          Our articles provide that persons standing for election as directors at a duly constituted general meeting with requisite quorum are appointed by shareholders by a simple majority of the votes cast on the resolution.

          A director may be removed with or without cause by a shareholder resolution which has been passed by at least a simple majority of the votes cast by the shareholders having a right to attend and vote at such meeting provided that notice of the shareholders meeting convened to remove the director is given to the director. The notice must contain a statement of the intention to remove the director and must be served on the director not less than ten days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

Proceedings of Board of Directors

          Our articles provide that our business is to be managed and conducted by our board of directors. The quorum necessary for the board meeting may be fixed by the board and, unless so fixed at another number, will be a majority of the directors.

          Our articles provide that the board may from time to time at its discretion exercise all powers of the Company to raise or borrow money, to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Companies Law, issue debentures, bonds and other securities of the Company, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Inspection of Books and Records

          Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will in our articles provide our shareholders with the right to inspect our register of members and to receive annual audited financial statements. See "Where You Can Find More Information."

Changes in Capital

          We may from time to time by ordinary resolution:

  •
  increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

  •
  consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

  •
  convert all or any of its paid up shares into stock and reconvert that stock into paid up shares of any denomination;

  •
  subdivide its existing shares, or any of them into shares of a smaller amount; and

  •
  cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

          We may by special resolution reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

          We are an exempted company with limited liability under the Companies Law of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

  •
  an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

  •
  an exempted company's register of members is not open to inspection;

  •
  an exempted company does not have to hold an annual general meeting;

  •
  an exempted company may issue no par value, negotiable or bearer shares;

  •
  an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

  •
  an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

  •
  an exempted company may register as a limited duration company; and

  •
  an exempted company may register as a segregated portfolio company.

          "Limited liability" means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this prospectus, we currently intend to comply with the NYSE Rules in lieu of following home country practice after the closing of this offering. The NYSE Rules require that every company listed on the NYSE hold an annual general meeting of shareholders. In addition, our articles of association allow directors to call a special meeting of shareholders pursuant to the procedures set forth in our articles.

History of Securities Issuances

Ordinary Shares

          On June 22, 2009, we issued to five companies established in the British Virgin Islands respectively by Rubin Li, Xin Jin, Jinbo Yao, Qiang Deng and Changyong Zhu, an aggregate of 69,962,800 ordinary shares.

Series A1 and Series A2 Preferred Shares

          On August 28, 2009, we issued to CDH Xueda Limited 21,555,920 Series A1 preferred shares and to Happyall Ltd, Poda Capital Limited and Wavesong Ltd, or the Series A2 investors, an aggregate of 8,796,920 Series A2 preferred shares. All outstanding Series A1 and Series A2 preferred shares are automatically convertible into our ordinary shares upon the completion of this offering at a conversion ratio of 1:1, subject to certain anti-dilution provisions. Holders of Series A1 preferred shares are entitled to appoint one director. Holders of Series A2 preferred shares are also entitled to appoint one director. The proceeds from the issuance and sale of Series A1 and Series A2 preferred shares were used for capital expenditure and working capital purposes.

          We believe that each of the aforementioned issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Differences in Corporate Law

          The Companies Law is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States.

Mergers and Similar Arrangements

          The Cayman Islands Companies Law provides that any two or more Cayman Islands companies limited by shares (other than segregated portfolio companies) may merge or consolidate in accordance with the Cayman Islands Companies Law. The Cayman Islands Companies Law also allows one or more Cayman Islands companies to merge or consolidate with one or more foreign companies (provided that the laws of the foreign jurisdiction permit such merger or consolidation), where the surviving or consolidated company will be a Cayman Islands company.

          To effectuate a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation in accordance with the Cayman Islands Companies Law. The Plan must then be authorized by each constituent company by a shareholder resolution by a majority in number representing 75% in value of the shareholders voting together as one class. If the shares to be issued to each shareholder in the consolidated or surviving company are to have the same rights and economic value as the shares held in the constituent company, the plan must be authorized by each constituent company by a special resolution of the shareholders voting together as one class.

          Where a parent is merging with one or more of its Cayman Islands subsidiaries, shareholder consent is not required.

          In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors (representing 75% by value) with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

  •
  the statutory provisions as to the required majority vote have been met;

  •
  the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

  •
  the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

  •
  the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

          When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

          If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders' Suits

          In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

  •
  a company acts or proposes to act illegally or ultra vires;

  •
  the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

  •
  those who control the company are perpetrating a "fraud on the minority."

Indemnification of Directors and Executive Officers and Limitation of Liability

          Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

          Some provisions of our memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

          However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors' Fiduciary Duties

          Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

          As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Proposals

          Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

          Cayman Islands law and our articles of association allow our shareholders representing not less than 40% of the voting rights entitled to vote at general meetings to call an extraordinary general meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders' annual general meetings. However, our articles of association require us to call such meetings every year.

Cumulative Voting

          Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder's voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under Cayman Islands law, but our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

          Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our articles of association, directors may be removed by ordinary resolution.

Transactions with Interested Shareholders

          The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target's outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation's outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder.

This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target's board of directors.

          Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

          Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

          Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

          Under the Delaware General Corporation Law, a corporation's certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. As permitted by Cayman Islands law, our memorandum and articles of association may only be amended by special resolution or the unanimous written resolution of all shareholders.

Rights of Non-Resident or Foreign Shareholders

          There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors' Power to Issue Shares

          Subject to applicable law, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

Registration Rights

  Demand Registration Rights

          Under the terms of the shareholders agreement dated August 28, 2009 among us and our existing shareholders, from the date that is six months after our initial public offering, shareholders holding at least 20% of our registrable securities then outstanding may, on no more than two occasions, require us to file a registration statement under the Securities Act covering the registration of all or part of the registrable securities. Under the investor and registration rights agreement by and between us and Warburg Pincus dated October 20, 2010, Warburg Pincus has similar demand registration rights on no more than two occassions.

          Registrable securities are (i) any of our ordinary shares issuable or issued upon conversion of our preferred shares, (ii) any of our ordinary shares issued as a dividend or other distribution with respect to, in exchange for, or in replacement of, the shares referenced in (i) and (ii), (iii) any other ordinary shares owned or later acquired by the holder of our preferred shares, and (iv) the ordinary shares and ADSs issued and offered by us and the ordinary shares sold by Goodor Corporation to Warburg Pincus, but excluding any of our shares sold in a transaction in which the registration rights are not assigned in accordance with the shareholders agreement and any registrable securities sold in a public offering, whether sold pursuant to Rule 144 of the Securities Act, or Rule 144, in a registered offering, or otherwise.

          We will not be obligated to effect any such registration if we have, within the six-month period preceding the date of such request, already effected a registration under the Securities Act pursuant to provisions regarding demand registration or Form F-3 registration, or in which the holders of registrable securities had an opportunity to participate pursuant to the provisions relating to piggyback registration. We have the right to defer the filing of a registration statement for up to 90 days if we furnish to the holders of registrable securities requesting such registration a certificate signed by our president or chief executive officer stating that, in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time, provided that we may not utilize this deferral right more than once in any 12-month period. The underwriters of any underwritten offering have the right to limit the number of shares to be included in the applicable registration statement so long as they determine that marketing factors require such a limitation, provided that:

  •
  the number of shares of registrable securities to be included in such underwriting and registration may not be reduced unless all other securities of us are first entirely excluded from the underwriting and registration; and

  •
  the number of registrable securities held by the requesting holders included in such registration is not reduced below 25% of the aggregate number of securities included in such registration statement.

  Piggyback Registration Rights

          Holders of registrable securities also have "piggyback" registration rights, which may require us to register all or any part of the registrable securities then held by such holders when we register any ordinary shares, but excluding registration relating to any employee benefit plan or relating to a corporate reorganization. Registration pursuant to piggyback registration rights is not deemed to be a demand registration, and there is no limit on the number of times the holders may request registration of their registrable securities pursuant to their piggyback registration rights. The underwriters of any underwritten offering have the right to limit the number of shares to be included in the applicable registration statement so long as they determine in good faith that marketing factors require such a limitation, provided that:

  •
  the number of shares that may be included in the registration shall be allocated, first, to us, second, to each of the requesting holders of registrable securities, and third, to holders of other securities of us; and

  •
  the number of registrable securities held by the requesting holders included in such registration is not reduced below 25% of the aggregate number of securities included in such registration statement.

  Form F-3 Registration Rights

          Holders holding at least 20% of our registrable securities then outstanding, or Warburg Pincus, as the case may be, may request in writing that we effect a registration on Form F-3 and any related qualification or compliance with respect to all or a part of the registrable securities owned by such holder. We will not be obligated to effect any such registration, qualification or compliance pursuant to provisions regarding Form F-3 registration if, among other things, the aggregate amount of securities to be sold under the registration statement is less than $500,000 or we have, within the six-month period preceding the request, already effected a registration under the Securities Act. Registration pursuant to Form F-3 registration rights is not deemed to be a demand registration, and there is no limit on the number of times the holders may exercise their Form F-3 registration rights.

  Expenses of Registration

          We will pay all expenses incurred by us relating to any demand, piggyback or Form F-3 registration, except that the requesting holders shall bear the expense of any underwriting discounts and selling commissions relating to the offering of their securities. We will not be required to pay for any expenses of any registration proceeding begun pursuant to demand registration rights, if the registration request is subsequently withdrawn at the request of the holders of a majority of the registrable securities to be registered.

  Termination of Our Obligations

          Notwithstanding the foregoing, we will have no obligations to effect the demand registration, piggyback registration and Form F-3 registration with respect to any registrable securities proposed to be sold by a holder of registrable securities in a registered public offering (i) two years after the consummation of a qualified initial public offering, or (ii) if, in the opinion of our counsel, all such registrable securities proposed to be sold by a holder may then be sold without registration in any 90 day period pursuant to Rule 144 under the Securities Act.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

          Citibank, N.A. has agreed to act as the depositary for the American Depositary Shares. Citibank's depositary offices are located at 388 Greenwich Street, New York, New York 10013. American Depositary Shares are frequently referred to as "ADSs" and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as "American Depositary Receipts" or "ADRs." The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank Hong Kong, located at 10/F, Harbour Front (II), 22, Tak Fung Street, Hung Hom, Kowloon, Hong Kong.

          We appoint Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC's website (www.sec.gov).

          We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

          Each ADS represents the right to receive two ordinary shares on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

          If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

          In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

          As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the "direct registration system" or "DRS"). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company ("DTC"), the central book-entry clearing and settlement system for equity securities in the United States.

If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the "holder." When we refer to "you," we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

          As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian bank. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

          Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the Cayman Islands laws and regulations.

          The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

          The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.

Distributions of Shares

          Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

          The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.

          No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

          Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

          The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

          The depositary will not distribute the rights to you if:

  •
  We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

  •
  We fail to deliver satisfactory documents to the depositary; or

  •
  It is not reasonably practicable to distribute the rights.

          The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

          Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.

          The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

          If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a holder of ordinary shares would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

          Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

          If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

          The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

          The depositary will not distribute the property to you and will sell the property if:

  •
  We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

  •
  We do not deliver satisfactory documents to the depositary; or

  •
  The depositary determines that all or a portion of the distribution to you is not reasonably practicable.

          The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

          Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is reasonably practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

          The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting ordinary shares

          The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

          If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of ordinary shares

          The depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and the Cayman Islands legal considerations applicable at the time of deposit.

          The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

          When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

  •
  The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

  •
  All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

  •
  You are duly authorized to deposit the ordinary shares.

  •
  The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, "restricted securities" (as defined in the deposit agreement).

  •
  The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

          If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

          As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

  •
  ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

  •
  provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

  •
  provide any transfer stamps required by the State of New York or the United States; and

  •
  pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

          To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

          As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian's offices. Your ability to withdraw the ordinary shares may be limited by U.S. and Cayman Islands legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

          If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

          You will have the right to withdraw the securities represented by your ADSs at any time except for:

  •
  Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders' meeting or a payment of dividends.

  •
  Obligations to pay fees, taxes and similar charges.

  •
  Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

          The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

          As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in the Section entitled Description of Share Capital — Voting Rights.

          As soon as practicable, after receipt of notice by the depositary at least thirty (30) days prior to a shareholders meeting or the voting deadline for a consent or solicitation of proxies, the depositary will distribute to you any notice of shareholders' meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.

          Voting at our shareholders' meetings is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any shareholder present in person or by proxy. If the depositary bank timely receives voting instructions from a holder of ADSs, the depositary bank will endeavor to cause the ordinary shares on deposit to be voted as follows: (a) in the event voting takes place at a shareholders' meeting by show of hands, the depositary bank will instruct the custodian to vote all ordinary shares on deposit in accordance with the voting instructions received from a majority of the holders of ADSs who provided voting instructions; or (b) in the event voting takes place at a shareholders' meeting by poll, the depositary bank will instruct the custodian to vote the ordinary shares on deposit in accordance with the voting instructions received from holders of ADSs. In the event of voting by poll, ordinary shares in respect of which no timely voting instructions have been received from ADS holders will not be voted.

          In the event of voting by poll, ordinary shares in respect of which no timely voting instructions have been received from ADS holders and provided that the depositary received notice of the meeting or solicitation of vote at least 30 days prior to such meeting or vote, such ADS holder will be deemed to have instructed the depositary to give a discretionary proxy to a person designated by the Company to vote the ordinary shares represented by such ADSs. No discretionary proxy will be given with respect to any matter as to which the Company informs the Depositary that the Company does not wish such proxy to be given, and no discretionary proxy will be given with respect to any matter as to which the Company informs the depositary that (i) there exists substantial opposition, or (ii) the rights of holders of ADSs or the shareholders of the Company will be materially adversely affected.

          Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Securities for which no voting instructions have been received will not be voted.

Fees and Charges

          As an ADS holder, you will be required to pay the following service fees to the depositary:

Service	Fees
• Issuance of ADSs	Up to U.S. 5¢ per ADS issued
• Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
• Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held
• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to U.S. 5¢ per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
• Depositary Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the Depositary
• Transfer of ADRs	U.S. $1.50 per certificate presented for transfer

          As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

  •
  Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

  •
  Expenses incurred for converting foreign currency into U.S. dollars.

  •
  Expenses for cable, telex and fax transmissions and for delivery of securities.

  •
  Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).

  •
  Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

          Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

          The Depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients' ADSs in DTC accounts in turn charge their clients' accounts the amount of the fees paid to the depositary banks.

          In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

          Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.

          The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Company and the Depositary may agree from time to time.

Amendments and Termination

          We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days' prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

          You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

          We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

          After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

          The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

          The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

          The deposit agreement limits our obligations and the depositary's obligations to you. Please note the following:

  •
  We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

  •
  The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

  •
  The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

  •
  We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

  •
  We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our memorandum and articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

  •
  We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our memorandum and articles of association or in any provisions of or governing the securities on deposit.

  •
  We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

  •
  We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

  •
  We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

  •
  We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

          The depositary may, in certain circumstances, issue ADSs before receiving a deposit of ordinary shares or release ordinary shares before receiving ADSs for cancellation. These transactions are commonly referred to as "pre-release transactions." The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary may retain the compensation received from the pre-release transactions.

Taxes

          You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

          The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

          The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

          If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

  •
  Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

  •
  Distribute the foreign currency to holders for whom the distribution is lawful and practical.

  •
  Hold the foreign currency (without liability for interest) for the applicable holders.

SHARES ELIGIBLE FOR FUTURE SALE

          Upon closing of this offering and the investment by Warburg Pincus in our ordinary shares, we will have 13,430,000 ADSs outstanding representing approximately 20.0% of our ordinary shares. All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Rule 144 defines an "affiliate" of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. All outstanding ordinary shares prior to this offering are "restricted securities" as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities, in the form of ADSs or otherwise, may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below. Restricted ordinary shares may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of our ADSs acquired in this offering by our affiliates.

          Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or ADSs, and while our ADSs have been approved for listing on the NYSE, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by ADSs.

Lock-up Agreements

          We, our directors, executive officers and all of our existing shareholders have agreed, subject to some exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, and Warburg Pincus has agreed with the underwriters not to sell, transfer or dispose of any ordinary shares acquired in its investment, for a period of 180 days after the date this prospectus becomes effective. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers, Warburg Pincus or our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

          In general, under Rule 144 as currently in effect, a person who has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares) may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

  •
  1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 1,342,996 ordinary shares immediately after this offering, or 1,383,286 ordinary shares if the underwriters exercise in full their option to purchase additional ADSs; and

  •
  the average weekly trading volume of our ADSs on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

          Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. The manner-of-sale provisions require the securities to be sold either in "brokers' transactions" as such term is defined under the Securities Act, through transactions directly with a market maker as such term is defined under the Exchange Act or through a riskless principal transaction as described in Rule 144. In addition, the manner-of-sale provisions require the person selling the securities not to solicit or arrange for the solicitation of orders to buy the securities in anticipation of or in connection with such transaction or make any payment in connection with the offer or sale of the securities to any person other than the broker or dealer who executes the order to sell the securities. If the amount of securities to be sold in reliance upon Rule 144 during any period of three months exceeds 5,000 shares or other units or has an aggregate sale price in excess of $50,000, three copies of a notice on Form 144 should be filed with the SEC. If such securities are admitted to trading on any national securities exchange, one copy of such notice also must be transmitted to the principal exchange on which such securities are admitted. The Form 144 should be signed by the person for whose account the securities are to be sold and should be transmitted for filing concurrently with either the placing with a broker of an order to execute a sale of securities or the execution directly with a market maker of such a sale.

          Persons who are not our affiliates and have beneficially owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act.

Rule 701

          Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act, or Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

          Upon closing of this offering, assuming conversion of all convertible preferred shares into ordinary shares, the holders of 40,476,840 of our ordinary shares including our ordinary shares purchased by Warburg Pincus in its investment, or their transferees will be entitled to request that we register their ordinary shares under the Securities Act, following the expiration of the lock-up agreements described above. See "Description of Share Capital — Registration Rights."

TAXATION

          The following is a general summary of the material Cayman Islands, People's Republic of China and U.S. federal income tax consequences relevant to an investment in our ADSs and ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the People's Republic of China and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ADSs and ordinary shares. To the extent that the discussion relates to matters of Cayman Islands tax law, it is the opinion of Walkers, our counsel as to matters of Cayman Islands law. To the extent that the discussion relates to matters of PRC tax law, it is the opinion of Commerce and Finance Law Offices, our counsel as to matters of PRC law. To the extent that the discussion relates to matters of U.S. federal income tax law, it is the opinion of Simpson Thacher & Bartlett LLP, our U.S. counsel as to matters of U.S. law.

Cayman Islands Taxation

          The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and ordinary shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People's Republic of China Taxation

          We are a holding company incorporated in the Cayman Islands and we may gain substantial income by way of dividends from our PRC subsidiary. The EIT Law and the EIT Implementation Rules, both of which became effective on January 1, 2008, provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its foreign investor, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor's jurisdiction of incorporation has an applicable tax treaty with China that provides for a different withholding arrangement.

          Under the EIT Law and the EIT Implementation Rules, an enterprise established outside of the PRC with "de facto management bodies" within the PRC is considered a resident enterprise and is subject to enterprise income tax at the rate of 25% on its global income. The EIT Implementation Rules define the term "de facto management bodies" as "establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise." The State Administration of Taxation issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the "de facto management body" of a Chinese-controlled offshore incorporated enterprise is located in China. However, Circular 82 applies only to offshore enterprises controlled by PRC enterprises, not those invested in by PRC individuals, like our company. Currently there are no further detailed rules or precedents applicable to us governing the procedures and specific criteria for determining "de facto management body" for the company of our type. If the PRC authorities were to subsequently determine, or any future regulation provides, that we should be treated as a PRC resident enterprise, we would be subject to a 25% enterprise income tax on our global income, which will significantly increase our tax burden and could materially and adversely affect our financial condition and results of operations.

          Therefore, if we are regarded as a PRC resident enterprise, the amount of dividends, if any, we may pay to our shareholders and ADS holders may be decreased, although dividends distributed from our PRC subsidiary of Xuecheng Century to us could be exempted from the PRC dividend withholding tax, since such income is exempted under the EIT Law and the EIT Implementation Rules to a PRC resident recipient. If we are considered a PRC resident enterprise for enterprise income tax purposes, dividends we pay with respect to our ADSs or ordinary shares may be considered income derived from sources within the PRC and subject to PRC withholding tax of 10%. In addition, non-PRC shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their tax residence and the PRC in the event that we are considered as a PRC resident enterprise.

          See "Risk Factors — Risk Factors Relating to Doing Business in China — Under the EIT Law, we may be classified as a 'resident enterprise' of China. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders."

United States Federal Income Tax Consequences

          The following summary describes the material United States federal income tax consequences of the ownership of our ordinary shares and ADSs as of the date hereof. The discussion is applicable only to United States Holders (as defined below) who hold our ordinary shares or ADSs as capital assets. As used herein, the term "United States Holder" means a beneficial owner of an ordinary share or ADS that is for United States federal income tax purposes:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

          This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

  •
  a dealer in securities or currencies;

  •
  a financial institution;

  •
  a regulated investment company;

  •
  a real estate investment trust;

  •
  an insurance company;

  •
  a tax-exempt organization;

  •
  a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

  •
  a trader in securities that has elected the mark-to-market method of accounting for your securities;

  •
  a person liable for alternative minimum tax;

  •
  a person who owns or is deemed to own 10% or more of our voting stock;

  •
  a partnership or other pass-through entity for United States federal income tax purposes; or

  •
  a person whose "functional currency" is not the United States dollar.

          The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and final and proposed regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

          If a partnership holds ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisors.

          This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

          The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits by United States Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of PRC taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

ADSs

          If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

          Subject to the discussion under "— Passive Foreign Investment Company" below, the gross amount of distributions on the ADSs or ordinary shares (including any amounts withheld to reflect

PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including any withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, if you own the ordinary shares, or by the depositary, if you own ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

          With respect to non-corporate United States Holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, but not our ordinary shares, will, upon listing on the New York Stock Exchange, be readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not on our ordinary shares that are not so represented, will meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC "resident enterprise" under the PRC tax law (see discussion under "Taxation — People's Republic of China Taxation"), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

          In the event that we are deemed to be a PRC "resident enterprise" under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. Subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid to you with respect to our ordinary shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. Furthermore, in certain circumstances, if you have held our ordinary shares or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for any PRC withholding taxes imposed on dividends paid on our ordinary shares or ADSs. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

          To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will be treated first as a tax-free return of capital, causing a reduction in the adjusted basis of your ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of your ADSs or ordinary shares), and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend (as discussed above).

Passive Foreign Investment Company

          Based on the nature of our business and the projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a passive foreign investment company, or PFIC, for our most recent taxable year, and do not expect to be a PFIC for 2010 or in any future year, although there can be no assurance in this regard. Moreover, as the determination of PFIC status is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, including ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, all as discussed below, our U.S. counsel expresses no opinion with respect to our PFIC status.

          In general, we will be a PFIC for any taxable year in which:

  •
  at least 75% of our gross income is passive income, or

  •
  at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

          For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation's assets and receiving our proportionate share of the other corporation's income. However, it is not entirely clear how the contractual arrangements between us and our affiliated consolidated entities will be treated for purposes of the PFIC rules. If it is determined that we do not own the stock of the affiliated consolidated entities for United States federal income tax purposes, we would likely be treated as a PFIC.

          The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

          If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any "excess distribution" received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

  •
  the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

  •
  the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

  •
  the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

          In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning before January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC. In addition, under recently enacted legislation, if you hold ADSs or ordinary shares in any year in which we are a PFIC, you are required to file an annual report containing such information as the U.S. Treasury may require.

          If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

          In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs will be listed on the New York Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be "regularly traded" for purposes of the mark-to-market election. It should also be noted that it is intended that only the ADSs and not our ordinary shares will be listed on the New York Stock Exchange. Consequently, if you are a holder of ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election if we are or become a PFIC.

          If you make an effective mark-to-market election, you will include in each taxable year that we are a PFIC as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each taxable year that we are a PFIC any gain you recognize upon the sale or other disposition of your ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

          Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

          Alternatively, you can sometimes avoid the rules described above with respect to the stock you own in a PFIC by electing to treat such PFIC as a "qualified electing fund" under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

          For United States federal income tax purposes and subject to the discussion under "— Passive Foreign Investment Company" above, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. You are urged to consult your tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

Information reporting and backup withholding

          In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

          Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

          This global offering of our ADSs consists of a U.S. offering and an international offering. Goldman Sachs (Asia) L.L.C. is acting as the sole global coordinator and sole book runner of this global offering. We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Goldman Sachs (Asia) L.L.C. is acting as the U.S. representative of the U.S. underwriters named below, and the international representative of the international underwriter named below. Goldman Sachs (Asia) L.L.C.'s address is 68th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong.

U.S. Underwriters	Number of ADSs
Goldman Sachs (Asia) L.L.C.
Robert W. Baird & Co. Incorporated
William Blair & Company, L.L.C.

Total

International Underwriter	Number of ADSs
Goldman Sachs (Asia) L.L.C.

Total

          The U.S. underwriters and the international underwriter are collectively referred to as the underwriters, and the U.S. representative and the international representative are collectively referred to as the representative.

          The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

          If the underwriters sell more ADSs than the total number set forth in the table above, the underwriters have an option to buy up to an additional 2,014,500 ADSs from us. They may exercise that option for 30 days from the date of this prospectus. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

          The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase                          additional ADSs.

Paid by the Company

	No Exercise	Full Exercise
Per ADS	$	$
Total	$	$

          Total underwriting discounts and commissions to be paid to the underwriters represent         % of the total amount of the offering.

          ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to $             per ADS from the initial public offering price. Any such securities dealers may resell any ADSs purchased from the underwriters to certain other brokers or dealers at a discount of up to $             per ADS from the initial public offering price. If all the ADSs are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. The offering of the ADSs by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

          Total expenses for this offering are estimated to be approximately $3.60 million, including SEC registration fees of $10,551, the Financial Industry Regulatory Authority, Inc. (formerly, the National Association of Securities Dealers, Inc.), or FINRA, filing fees of $14,800, New York Stock Exchange listing fees of $150,000, printing expenses of approximately $300,000, legal fees of approximately $1,700,000, accounting fees of approximately $1,000,000, and travel and other out-of-pocket expenses of approximately $424,649. All amounts are estimated except for the fees relating to SEC registration, FINRA filing and New York Stock Exchange listing.

          We have agreed that, subject to certain customary exceptions, we will not, without the prior consent of the representative, for a period of 180 days following the date of this prospectus, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of (including entering into any swap or other agreement that transfers to any other entity, in whole or in part, any of the economic consequences of ownership interest): (1) our ordinary shares and depositary shares representing our ordinary shares; (2) shares of our subsidiaries and controlled affiliates and depositary shares representing those shares; and (3) securities that are substantially similar to such shares or depositary shares, including but not limited to any securities convertible into or exchangeable for such shares or depositary shares or that represent the right to receive such shares or depositary shares. We have also agreed to cause our subsidiaries and controlled affiliates to abide by the restrictions of the lock-up agreement. In addition, all of our shareholders and all of our directors and executive officers have entered into a similar 180-day lock-up agreement with respect to our ordinary shares, depositary shares representing our ordinary shares and securities that are substantially similar to our ordinary shares or depositary shares representing our ordinary shares. The foregoing restrictions do not apply to the issuance of securities pursuant to our employee stock option plans outstanding on the date of this prospectus of which the underwriters have been advised in writing and is described in this prospectus.

          The 180-day lock-up period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, we release an earnings results or announce material news or a material event; or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in each case until the expiration of the 18-day period beginning on the date of the release of the earnings results or the announcement of the material news or event, as applicable.

          In addition, we have agreed to instruct Citibank, N.A., as depositary, not to accept any deposit of any ordinary shares by, or issue any ADSs to, our shareholders or beneficial owners from time to time for 180 days after the date of this prospectus (other than in connection with this offering), including holders of options that have vested or will vest during that 180-day period, unless we otherwise instruct. The foregoing does not affect the right of ADS holders to cancel their ADSs, withdraw the underlying ordinary shares and re-deposit such shares.

          At our request, the underwriters have reserved up to 5% ADSs offered by this prospectus for sale, at the initial public offering price, through a directed share program to persons that we designate. There can be no assurance that any of the reserved ADSs will be so purchased. The number of ADSs available for sale to the general public in this offering will be reduced to the extent that the reserved ADSs are purchased in the directed share program. Any reserved ADSs not purchased through the directed share program will be offered to the general public on the same basis as the other ADSs offered hereby.

          In conjunction with, and subject to, the completion of this offering of our ADSs, Warburg Pincus has agreed to purchase from us and Goodor Corporation, our principal shareholder which is

100% beneficially owned by Mr. Rubin Li, chairman of our board of directors, an aggregate of 10,124,000 ordinary shares (including 7,124,000 ordinary shares from us and 3,000,000 ordinary shares from Goodor Corporation) at a price per share equal to the initial public offering price of our ADSs. Assuming an initial offering price of $8.25 per ADS, the mid-point of the estimated range of the initial public offering price as set forth on the cover page of this prospectus, the aggregate purchase price would be $41.8 million. This investment is being made pursuant to an offer exempt from registration with the U.S. Securities and Exchange Commission pursuant to Regulation S of the Securities Act. Warburg Pincus has agreed, subject to certain customary exceptions, not to, for a period of 180 days after the date of this prospectus, without the prior written consent of the representatives on behalf of the underwriters, offer, sell, contract to sell, announce the intention to sell, issue, pledge, lend, grant or purchase any option, right or warrant for the sale of, or otherwise dispose of or transfer, any of our ordinary shares acquired in its investment. In connection with the investment by Warburg Pincus, we and Goodor Corporation have agreed to (i) pay a placement fee equal to 3% of the aggregate purchase price for the investment to Goldman Sachs (Asia) L.L.C. as the placement agent and (ii) grant Warburg Pincus the registration rights as described under "Description of Share Capital — Registration Rights." As a result, Warburg Pincus is expected to hold 7.5% of our ordinary shares on a fully diluted basis, or 7.0% of our ordinary shares on a fully diluted basis including all options issued and outstanding under our equity incentive plan, upon the completion of this offering, without taking into account any ADSs it may acquire in this offering and assuming no exercise of the underwriters' over-allotment option.

          In addition, Warburg Pincus has indicated to the underwriters and us its interest in subscribing, through the international underwriter, for more than 5% of this offering at the initial public offering price and on the same terms as the other ADSs being offered in this offering. The underwriters are under no obligation to sell ADSs to Warburg Pincus. The number of ADSs available for sale to the general public will be reduced to the extent that Warburg Pincus purchases ADSs in this offering.

          Goldman Sachs (Asia) L.L.C. may agree to reimburse us for certain of our expenses in connection with the offering.

          Prior to the offering, there has been no public market for our ADSs or ordinary shares. The initial public offering price of the ADSs is determined by negotiations among us and the representative. Among the factors considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

          Our ADSs have been approved for listing on the New York Stock Exchange under the symbol "XUE."

          In connection with the offering, the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional ADSs from us. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

          Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC. Goldman Sachs (Asia) L.L.C. is expected to make offers and sales in the United States through its selling agent, Goldman Sachs & Co.

          A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectus electronically. Certain underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

          The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of ADSs offered.

          We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

          This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the ADSs, including ADSs initially sold by the underwriters in the offering being made outside of the United States, to persons located in the United States.

          The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses reimbursement.

          In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the issuer.

          United Kingdom.    No offer of ADSs has been made or will be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA. Each underwriter: (a) has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us; and (b) has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

          European Economic Area.    In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, no offer of ADSs has been made or will be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ADSs may be made to the public in that Relevant Member State at any time: (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; (c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or (d) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression an "offer of ADSs to the public" in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State. Buyers of ADSs sold by the underwriters may be required to pay stamp taxes and other charges in accordance with the laws and practice of the country of purchase in addition to the Share Offering Price.

          Hong Kong.    The ADSs may not be offered or sold in Hong Kong by means of any document other than (a) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (b) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

          Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (a) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (b) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than 200,000 Singapore dollars (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer or (iii) where the transfer is by operation of law.

          Japan.    The ADSs have not been and will not be registered under the Securities and Exchange Law of Japan and have not, directly or indirectly, been offered or sold and will not, directly or indirectly, be offered or sold in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to, or for the account or benefit of, others for re-offering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, regulations and ministerial guidelines of Japan.

          People's Republic of China.    This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

          United Arab Emirates.    This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

          The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

          In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

          Kingdom of Saudi Arabia.    No action has been or will be taken in the Kingdom of Saudi Arabia that would permit a public offering or private placement of the ADSs in the Kingdom of Saudi Arabia, or possession or distribution of any offering materials in relation thereto. Our ADSs may only be offered and sold in the Kingdom of Saudi Arabia through persons authorized to do so in accordance of Part 5 (Exempt Offers) of the Offers of Securities Regulations dated 20/8/1425 AH corresponding to 4/10/2004 (as amended), or the Regulations, and in accordance with Part 5 (Exempt Offers) Article 17(a)(3) of the Regulations, the ADSs will be offered to no more than 60 offerees in the Kingdom of Saudi Arabia with each such offeree paying an amount not less than Saudi Riyals one million or an equivalent amount in another currency. Investors are informed that Article 20 of the Regulations places restrictions on secondary market activity with respect to our ADSs. Any resale or other transfer, or attempted resale or other transfer, made other than in compliance with the above-stated restrictions shall not be recognized by us.

          The State of Kuwait.    Our ADSs have not been authorized or licensed for offering, marketing or sale in the State of Kuwait, or Kuwait. The distribution of this prospectus and the offering, marketing and sale of the ADSs in Kuwait is restricted by law unless a license is obtained from the Kuwaiti Ministry of Commerce and Industry in accordance with Law No. 31 of 1990, and the various Ministerial Regulations issued pursuant thereto. Persons into whose possession this prospectus comes are required by us and the underwriters to inform themselves about and to observe such restrictions. Investors in Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof nor distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ADSs.

          Cayman Islands.    This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs or ordinary shares, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

          No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

LEGAL MATTERS

          We are being represented by Simpson Thacher & Bartlett LLP with respect to certain legal matters of United States federal securities and New York State law. Certain legal matters of United States federal securities and New York State law in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and legal matters as to Cayman Islands law will be passed upon for us by Walkers. Certain legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices and for the underwriters by Global Law Office. Simpson Thacher & Bartlett LLP may rely upon Commerce & Finance Law Offices with respect to matters governed by PRC law and upon Walkers with respect to matters governed by Cayman Islands law. Davis Polk & Wardwell LLP may rely upon Global Law Office with respect to matters governed by PRC law.

EXPERTS

          The consolidated financial statements and the related financial statement schedule of Xueda Education Group as of December 31, 2009 and 2008, and for each of the two years in the period ended December 31, 2009, included in this prospectus, have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

          The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 8/F, Deloitte Tower, The Towers, Oriental Plaza, 1 East Chang An Avenue, Beijing 100738, China.

 WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on F-6 will be filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

          Immediately upon closing of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC's web site at www.sec.gov.

          As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated combined financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders' meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and will mail to all record holders of ADSs the information contained in any notice of a shareholders' meeting received by the depositary from us.

XUEDA EDUCATION GROUP
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
XUEDA EDUCATION GROUP

          We have audited the accompanying consolidated balance sheets of Xueda Education Group (the "Company"), its subsidiaries, its variable interest entity ("VIE"), and its VIE's subsidiaries (collectively, the "Group") as of December 31, 2008 and 2009 and the related consolidated statements of operations, shareholders' equity and comprehensive loss, and cash flows for each of the two years in the period ended December 31, 2009, and the related financial statement schedule included in Schedule I. These financial statements and the related financial statement schedule are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements and the related financial statement schedule based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2008 and 2009 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to such consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

Deloitte Touche Tohmatsu CPA Ltd.
Beijing, the People's Republic of China
July 29, 2010, except for Notes 20 and 21, as to which the date is September 10, 2010

XUEDA EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except for shares and per share data)

	December 31,
	2008	2009
Assets
Current assets:
Cash and cash equivalents	11,930	36,436
Term deposits	—	732
Prepaid expenses and other current assets	2,861	4,587
Amounts due from related parties	203	770
Deferred tax assets	—	68

Total current assets	14,994	42,593

Property and equipment, net	2,475	3,555
Deferred tax assets	—	51
Rental deposits	1,100	1,258
Goodwill	—	796
Other non-current assets	79	70

Total assets	18,648	48,323

Liabilities
Current liabilities:
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to the Company of $23,484 and $41,529 as of December 31, 2008 and 2009, respectively)	23,484	41,529
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of $3,274 and $5,640 as of December 31, 2008 and 2009, respectively)	3,274	5,640
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Company of $nil and $640 as of December 31, 2008 and 2009, respectively)	—	640
Other taxes payable (including other taxes payable of the consolidated VIE without recourse to the Company of $474 and $1,000 as of December 31, 2008 and 2009, respectively)	474	1,000

Total current liabilities	27,232	48,809

Deferred revenue (including deferred revenue of the consolidated VIE without recourse to the Company of $7,283 and $16,454 as of December 31, 2008 and 2009, respectively)	7,283	16,454
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE without recourse to the Company of $nil and $36 as of December 31, 2008 and 2009, respectively)	—	36

Total liabilities	34,515	65,299

Commitments (Note 15)
Series A1 convertible redeemable preferred shares (par value $0.0001 per share; 23,160,000 and 21,555,920 shares authorized, 23,160,000 and 21,555,920 issued and outstanding as of December 31, 2008 and 2009, respectively)	2,526	3,037
Series A2 convertible redeemable preferred shares (par value $0.0001 per share; 10,170,000 and 8,796,920 shares authorized, 10,170,000 and 8,796,920 issued and outstanding as of December 31, 2008 and 2009, respectively)	1,109	1,103
Equity
Ordinary shares (par value $0.0001per share; 469,647,160 shares authorized; 66,670,000 and 69,962,800 shares issued and outstanding as of December 31, 2008 and 2009, respectively)	7	7
Additional paid-in capital	274	1,246
Statutory reserves	—	144
Accumulated deficits	(18,961)	(21,690)
Accumulated other comprehensive loss	(822)	(823)

Total Xueda Education Group shareholders' equity	(19,502)	(21,116)

Total liabilities, convertible redeemable preferred shares and equity	18,648	48,323

See notes to consolidated financial statements.

XUEDA EDUCATION GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except for shares and per share data)

	Years Ended December 31,
	2008	2009
Net revenues	34,106	77,188
Cost of revenues	(31,945)	(57,326)

Gross profit	2,161	19,862

Operating expenses:
General and administrative	(6,871)	(9,912)
Selling and marketing	(7,271)	(10,624)

Total operating expenses	(14,142)	(20,536)

Government subsidies	52	83

Loss from operations	(11,929)	(591)
Interest income	24	220

Loss before income tax expenses	(11,905)	(371)
Income tax expenses:
— Current	(547)	(1,320)
— Deferred	—	83

Total income tax expenses	(547)	(1,237)

Net loss	(12,452)	(1,608)
Deemed dividend on Series A1 convertible redeemable preferred shares — accretion of redemption premium	(257)	(367)
Deemed dividend on Series A2 convertible redeemable preferred shares — accretion of redemption premium	(112)	(150)
Deemed dividend on Series A1 convertible redeemable preferred shares — beneficial conversion feature	—	(460)

Net loss attributable to Xueda Education Group shareholders	(12,821)	(2,585)

Net loss per ordinary share:
Net loss attributable to Xueda Education Group shareholders
Basic	(0.19)	(0.04)
Diluted	(0.19)	(0.04)
Net loss per Series A1 convertible redeemable preferred share — basic	—	—
Net loss per Series A2 convertible redeemable preferred share — basic	—	—

Weighted average shares used in calculating net loss per ordinary share
Basic	66,670,000	68,865,200
Diluted	66,670,000	68,865,200
Weighted average shares used in calculating net loss per Series A1 preferred share	—	—
Weighted average shares used in calculating net loss per Series A2 preferred share	—	—

See notes to consolidated financial statements.

XUEDA EDUCATION GROUP

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE LOSS

(In thousands of U.S. dollars, except for shares and per share data)

	Ordinary					Accumulated other comprehensive loss
			Additional paid-in capital	Statutory reserve	Accumulated deficits		Total equity	Total comprehensive loss
	Shares	Amount
Balance at January 1, 2008	66,670,000	7	274	—	(6,140)	(270)	(6,129)
Deemed dividend on Series A1 convertible redeemable preferred shares — accretion of redemption premium	—	—	—	—	(257)	—	(257)
Deemed dividend on Series A2 convertible redeemable preferred shares — accretion of redemption premium	—	—	—	—	(112)	—	(112)
Foreign currency translation adjustments	—	—	—	—	—	(552)	(552)	(552)
Net loss	—	—	—	—	(12,452)	—	(12,452)	(12,452)

Balance at December 31, 2008	66,670,000	7	274	—	(18,961)	(822)	(19,502)	(13,004)

Deemed dividend on Series A1 convertible redeemable preferred shares — accretion of redemption premium	—	—	—	—	(367)	—	(367)
Deemed dividend on Series A2 convertible redeemable preferred shares — accretion of redemption premium	—	—	—	—	(150)	—	(150)
Deemed dividend on Series A1 convertible redeemable preferred shares — beneficial conversion feature	—	—	460	—	(460)	—	—
Conversion of series A1 convertible redeemable preferred shares	3,126,920	—	356	—	—	—	356
Conversion of series A2 convertible redeemable preferred shares	1,373,080	—	156	—	—	—	156
Repurchase and cancellation of shares	(1,207,200)	—	—	—	—	—	—
Provision for statutory reserve	—	—	—	144	(144)	—	—
Foreign currency translation adjustments	—	—	—	—	—	(1)	(1)	(1)
Net loss	—	—	—	—	(1,608)	—	(1,608)	(1,608)

Balance at December 31, 2009	69,962,800	7	1,246	144	(21,690)	(823)	(21,116)	(1,609)

See notes to consolidated financial statements.

XUEDA EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Years Ended December 31,
	2008	2009
Cash flows from operating activities:
Net loss	(12,452)	(1,608)
Adjustments to reconcile net loss to net
cash provided by operating activities:
Depreciation and amortization of property and equipment	625	1,087
Loss on disposal of property, plant and equipment	—	6
Interest income from term deposits	—	(102)
Deferred income taxes	—	(83)
Changes in assets and liabilities:
Prepaid expenses and other current assets	(2,049)	(1,026)
Amounts due from related parties	—	(568)
Rental deposits	(667)	(158)
Deferred revenue	17,558	26,001
Accrued expenses and other current liabilities	1,924	2,138
Income tax payable	(277)	576
Other non-current assets	2	9
Other taxes payable	202	475

Net cash provided by operating activities	4,866	26,747

Cash flows from investing activities:
Proceeds from maturity of term deposits	—	8,886
Net cash acquired on acquisition of business with deferred consideration	—	129
Proceeds from disposal of property and equipment	—	6
Purchase of property and equipment	(2,464)	(2,257)
Purchase of term deposits	—	(9,516)

Net cash used in investing activities	(2,464)	(2,752)

Cash flows from financing activities:
Proceeds from issuance of Series A1 convertible preferred shares (net of issuance costs of nil)	2,269	500
Proceeds from issuance of Series A2 convertible preferred shares (net of issuance costs of nil)	997	—

Net cash provided by financing activities	3,266	500

Effect of exchange rate changes	538	11
Net increase in cash and cash equivalents	6,206	24,506
Cash and cash equivalents, beginning of year	5,724	11,930

Cash and cash equivalents, end of year	11,930	36,436

Supplemental disclosure of cash flow information
Income taxes paid	1,308	409

See notes to consolidated financial statements.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

(In thousands of U.S. dollars, except for shares and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

          Xueda Education Group (the "Company") was incorporated under the laws of the Cayman Islands on April 24, 2009. The Company, its subsidiaries, its consolidated variable interest entity ("VIE") and VIE's subsidiaries (collectively the "Group") are primarily engaged in providing private personalized tutoring services for primary and secondary school students in the People's Republic of China ("PRC").

          As of December 31, 2009, details of the Company's subsidiaries and VIE and VIE's subsidiaries were as follows:

Name	Incorporation or acquisition date	Place of establishment/ incorporation	Legal ownership
			%
Subsidiaries:
Xuecheng Century (Beijing) Information Technology Co., Ltd.	Aug 17, 2009	PRC	100%
China Xueda Corporation Limited	May 13, 2009	Hong Kong	100%
VIE:
Beijing Xueda Information Technology Co., Ltd.	Jul 13, 2009	PRC	0%	*
VIE's subsidiaries:
Beijing Xuecheng Shidai Information Technology Co., Ltd.	Oct 28, 2009	PRC	0%	*
Beijing Xuemeng Century Education Consulting Co., Ltd.	Dec 24, 2009	PRC	0%	*
Changsha Xuezhi Information Technology Co., Ltd.	Nov 3, 2009	PRC	0%	*
Changzhou Xueda Education Information Technology Co., Ltd.	Dec 22, 2009	PRC	0%	*
Chengdu Xueda Information Technology Co., Ltd.	Nov 30, 2009	PRC	0%	*
Chongqing Xueda Information Technology Co., Ltd.	Nov 2, 2009	PRC	0%	*
Dongguan Xueda information technology Co., Ltd.	Dec 2, 2009	PRC	0%	*
Fuzhou Xueda Educational Consulting Co., Ltd.	Nov 6, 2009	PRC	0%	*
Guangzhou Xueda Educational Technology Co., Ltd.	Nov 24, 2009	PRC	0%	*
Hangzhou Xuezhi Information Technology Co., Ltd.	Oct 20, 2009	PRC	0%	*
Hefei Xueda Information Technology Co., Ltd.	Oct 12, 2009	PRC	0%	*
Hohhot Xueda Information Technology Co., Ltd.	Oct 21, 2009	PRC	0%	*
Jinan Xuecheng Education & Training School(1)	Dec 17, 2009	PRC	0%	*
Kunming Xueda information technology Co., Ltd.	Nov 6, 2009	PRC	0%	*
Lanzhou Xueda Information Technology Co., Ltd.	Oct 29, 2009	PRC	0%	*
Nanchang Xueda Education & Training School(1)	Apr 20, 2009	PRC	0%	*
Nanjing Xueda Information Technology Co., Ltd.	Oct 30, 2009	PRC	0%	*

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

(In thousands of U.S. dollars, except for shares and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

Name	Incorporation or acquisition date	Place of establishment/ incorporation	Legal ownership
			%
Nanning Xuecheng Information Technology Co., Ltd.	Dec 2, 2009	PRC	0%	*
Ningbo Xueda Education & Training School(1)	Dec 29, 2009	PRC	0%	*
Ningbo Xueda Information Technology Co., Ltd.	Oct 15, 2009	PRC	0%	*
Qingdao Xueda Information Technology Co., Ltd.	Nov 30, 2009	PRC	0%	*
Qingdao Xueda Pre-exam Tutoring School(1)	May 18, 2009	PRC	0%	*
Shaanxi Xueda Information Technology Co., Ltd.	Oct 29, 2009	PRC	0%	*
Shandong Xueda Information Technology Co., Ltd.	Aug 24, 2009	PRC	0%	*
Shanghai Xueda Information Technology Co., Ltd.	Oct 20, 2009	PRC	0%	*
Shenyang Xueda Information Technology Co., Ltd.	Oct 26, 2009	PRC	0%	*
Shenzhen Xueda Information Technology Co., Ltd.	Nov 25, 2009	PRC	0%	*
Shijiazhuang Xueda Chengcai Information Technology Co., Ltd.	Oct 16, 2009	PRC	0%	*
Suzhou Xuecheng Information Technology Co., Ltd.	Sep 28, 2009	PRC	0%	*
Taiyuan Xueda Education & Training School(1)	Dec 8, 2008	PRC	0%	*
Tangshan Xueda Technology Co., Ltd.	Dec 7, 2009	PRC	0%	*
Tianjin Xueda Educational Information Consulting Co., Ltd.	Oct 26, 2009	PRC	0%	*
Wenzhou Xueda Chengcai Information Technology Co., Ltd.	Dec 28, 2009	PRC	0%	*
Wuhan Xueda Information Technology Co., Ltd.	Oct 12, 2009	PRC	0%	*
Wuxi Xueda Information Technology Co., Ltd.	Oct 15, 2009	PRC	0%	*
Zhengzhou Xueda Education Consulting Co., Ltd.	Oct 27, 2009	PRC	0%	*

*
These entities are controlled by the Company pursuant to the contractual arrangements disclosed below.

(1)
These private schools are established and controlled by Beijing Xueda Information Technology Co., Ltd. or its subsidiaries. Under PRC laws and regulations, entities who establish private schools are commonly referred to as "sponsors" instead of "owners" or "shareholders." The economic substance of "sponsorship" with respect of private schools is substantially similar to that of ownership with respect to legal, regulatory and tax matters.

History of the Group and corporate reorganization

          The Group's history began with the commencement of operation of Xueda Education Technology (Beijing) Co., Ltd. ("Xueda Technology"), a limited liability company incorporated by a

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

(In thousands of U.S. dollars, except for shares and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

group of individuals in the PRC in September 2001 to provide private personalized tutoring services for primary and secondary school students.

          In March 2008, CDH Xueda Education Limited ("CDH Xueda Education") and Beijing Century Hui Ce Investment Consultancy Co., Ltd ("Century Hui Ce"), which was owned by three individual investors, subscribed for convertible redeemable preferred share interests in Xueda Technology, which represented 23.16% and 10.17%, respectively, of the total equity interest on an as converted basis, with cash of $2,269 and $996, respectively.

          The equity interest structure of Xueda Technology had been as follows since the incorporation of Xueda Technology till CDH Xueda Education and Century Hui Ce becoming investors:

Beneficial owners	Percentage of ownership
%
Rubin Li	33.00
Xin Jin	38.00
Jinbo Yao	22.00
Changyong Zhu	4.00
Qiang Deng	3.00

Total	100.00

          Upon the investments of CDH Xueda Education and Century Hui Ce, the equity interest structure of Xueda Technology was as follows:

Beneficial owners	Percentage of ownership in ordinary share interest	Percentage of ownership on an as converted basis
	%	%
Rubin Li	33.00	22.00
Xin Jin	38.00	25.33
Jinbo Yao	22.00	14.67
Changyong Zhu	4.00	2.67
Qiang Deng	3.00	2.00
Century Hui Ce	—	10.17
CDH Xueda Education	—	23.16

Total	100.00	100.00

          On April 24, 2009, Xueda Education Group (the "Company") was incorporated in the Cayman Islands to be the holding company of the Group. The individual ordinary shareholders subscribed for 100% of the ordinary shares of the Company issued and outstanding, and CDH Xueda Education and Century Hui Ce subscribed for convertible redeemable preferred shares, all in the same proportions as they held in Xueda Technology.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

(In thousands of U.S. dollars, except for shares and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

          The equity structure of the Company was therefore identical with that of Xueda Technology upon the incorporation of the Company and was as follows:

Beneficial owners	Percentage of ownership in ordinary share interest	Percentage of ownership on an as converted basis
	%	%
Rubin Li	33.00	22.00
Xin Jin	38.00	25.33
Jinbo Yao	22.00	14.67
Changyong Zhu	4.00	2.67
Qiang Deng	3.00	2.00
Century Hui Ce	—	10.17
CDH Xueda Education	—	23.16

Total	100.00	100.00

          The Company subsequently incorporated two wholly owned holding subsidiaries, China Xueda Corporation Limited ("Xueda HK") in Hong Kong, and Xuecheng Century (Beijing) Information Technology Co., Ltd. ("Xuecheng Century") in the PRC.

          In July 2009, Beijing Xueda Information Technology Co., Ltd. ("Xueda Information") was established to carry on the business of Xueda Technology. In August 2009, the Company, through Xuecheng Century, entered into a series of contractual agreements with Xueda Information whereby Xueda Information became a consolidated variable interest entity ("VIE") of the Company. (See below for a description of the VIE arrangements under which the Company, or its subsidiary, is the primary beneficiary of its consolidated VIE.) From November 2009 to June 2010, all business, assets and liabilities held by Xueda Technology were transferred to Xueda Information.

          At the time of concluding the VIE arrangements, the ultimate beneficial shareholders of Xueda Information and Xueda Technology were identical with no shareholder having, before or after the reorganization, a controlling interest.

          The Company has therefore accounted for this as a recapitalization with no change in the basis of the assets and liabilities of Xueda Technology and the consolidated financial statements of the Company for the period prior to its incorporation comprise those of Xueda Technology but with the share capital of the Company upon the reorganization event reflected as if it were the historical share capital for all periods presented.

The VIE arrangements

          There are some uncertainties as to whether applicable PRC laws and regulations prohibit foreign investors from holding equity interest in PRC education companies. As a Cayman Islands corporation, the Company is deemed a foreign legal person under PRC laws. Accordingly, Xuecheng Century, the Company's wholly owned subsidiary in the PRC, as a foreign invested company, may be deemed to be ineligible to engage in education business in the PRC.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

(In thousands of U.S. dollars, except for shares and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

          The Company therefore conducts substantially all of its activities through the VIE, Xueda Information, and its subsidiaries in the PRC. To provide the Company the ability to receive the majority of the expected residual returns of the VIE and its subsidiaries, Xuecheng Century entered into a series of contractual arrangements with Xueda Information in August 2009.

  •
  Agreements that transfer economic benefits to Xuecheng Century

  Exclusive technology consulting and management service agreement

          Pursuant to the exclusive consulting and management service agreement between Xueda Information and Xuecheng Century, Xuecheng Century has the exclusive right to provide to Xueda Information consulting services, technical support and training services, including industry and customer research, employee training, IT system maintenance and support, website and network construction and maintenance, and other services. Xuecheng Century is entitled to charge Xueda Information an annual service fee and adjust the service fee rate from time to time according to the amount of services it has provided to Xueda Information. The annual service fee amounts to substantially all of the net income of Xueda Information before the service fee.

  Exclusive purchase right agreement on the equity interest of Xueda Information

          Pursuant to the purchase option agreement, Xuecheng Century has the unconditional right to purchase from the nominee shareholders the equity interest in Xueda Information at the lowest amount of consideration permitted by the PRC law when and to the extent that applicable PRC law permits Xuecheng Century to own all or part of such equity interest in Xueda Information.

  •
  Agreements that provide Xuecheng Century effective control over Xueda Information

  Power of attorney

          Pursuant to the power of attorney, the nominee shareholders of Xueda Information each executed an irrevocable power of attorney assigning Xuecheng Century or any person designated by Xuecheng Century as their attorney-in-fact to vote on their behalf on all matters of Xueda Information requiring shareholder approval under PRC laws and regulations and the articles of association of Xueda Information.

          The Articles of Incorporation of Xueda Information states that the major rights of the shareholders include the power to review and approve the annual budget, operating strategy and investment plan, elect the members of board of directors and approve their compensation plan. Therefore, through the irrevocable power of attorney arrangement, Xuecheng Century has the ability to exercise effective control over Xueda Information through shareholder votes and, through such votes, to also control the composition of the board of directors. In addition, the senior management team of Xueda Information is the same as that of Xuecheng Century.

  Pledge agreement

          Pursuant to the equity pledge agreement between Xuecheng Century and the shareholders of Xueda Information, the shareholders of Xueda Information pledged all of their equity interests in Xueda Information to Xuecheng Century to guarantee Xueda Information's performance of its

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

(In thousands of U.S. dollars, except for shares and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

obligations under the exclusive technology consulting and service agreement. If Xueda Information breaches its contractual obligations under that agreement, Xuecheng Century, as the pledge, will be entitled to certain rights, including the right to sell the pledged equity interests. The shareholders of Xueda Information agree that, without prior written consent of Xuecheng Century, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice Xuecheng Century's interest. During the term of the equity pledge agreement, Xuecheng Century is entitled to receive all the dividends paid on the pledged equity interests.

          As a result of these contractual arrangements, Xuecheng Century is the primary beneficiary of Xueda Information, which obtained the business, assets and liabilities from Xueda Technology, and accordingly, the Company has consolidated the financial results of Xueda Technology, Xueda Information and its subsidiaries in the consolidated financial statements for all the periods presented.

  •
  Risks in relation to the VIE structure

          The Company believes that Xuecheng Century's contractual arrangements with the VIE are in compliance with PRC law and are legally enforceable. The shareholders of the VIE are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company's ability to enforce these contractual arrangements and if the shareholders of the VIE were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE not to pay the service fees when required to do so.

          The Company's ability to control the VIE also depends on the power of attorney Xuecheng Century has to vote on all matters requiring shareholder approval in the VIE. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

          In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Group may be subject to fines or other actions. The Company does not believe such actions would result in the liquidation or dissolution of the Company, Xuecheng Century or the VIE.

          The Group's tutoring business has been directly operated by (and as a result all of the Group's revenues have been generated from) the VIE and its subsidiaries. The financial information

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

(In thousands of U.S. dollars, except for shares and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (Continued)

of the Company's VIE and VIE's subsidiaries as of and for the years ended December 2008 and 2009 is as follows:

	As of December 31,
	2008	2009
Cash and cash equivalents	11,930	35,952
Prepaid expense and other current assets	2,861	4,587
Total current assets	14,994	42,117
Total assets	18,648	47,846
Deferred revenue	30,767	57,983
Total current liabilities	27,232	48,809
Total liabilities	34,515	65,299
Net liabilities	(15,867)	(17,453)
Total equity	(19,502)	(21,088)

	For the Year Ended December 31,
	2008	2009
Net revenues	34,106	77,188
Net loss	(12,452)	(1,592)
Net cash provided by operating activities	4,866	26,763
Net cash used in investing activities	(2,464)	(2,752)
Net cash provided by financing activities	3,266	—

          There are no consolidated VIE's assets that are collateral for the VIE's obligations and which can only be used to settle the VIE's obligations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

          The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Basis of consolidation

          The consolidated financial statements include the financial statements of the Company, its subsidiaries, its VIE and the VIE's subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

Cash and cash equivalents

          Cash and cash equivalents consist of cash on hand and demand deposits which are unrestricted as to withdrawal or use, and have remaining maturities of three months or less when purchased.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

(In thousands of U.S. dollars, except for shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Term deposits

          Term deposits consist of deposits placed with financial institutions with original maturity terms of greater than three months but less than one year and accounted for as held to maturity securities at amortized cost.

          The Group reviews its short-term investments in term deposits for other-than-temporary impairment based on the specific identification method. The Group considers available quantitative and qualitative evidence in evaluating potential impairment of its short-term investments. If the cost of an investment exceeds the investment's fair value, the Group considers, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the investment is less than the cost, the Group's intent and ability to hold the investment, and the financial condition and near term prospects of the issuers.

          In April 2009, the Financial Accounting Standards Board issued guidance amending existing US GAAP relating to OTTI for debt securities to improve presentation and disclosure of OTTI on debt securities in the financial statements. The new guidance requires that an entity separates the amount of the OTTI into the amount that is credit related (credit loss component) and the amount due to all other factors. The credit loss component is recognized in earnings, which represents the difference between a security's amortized cost basis and the discounted present value of expected future cash flows. The amount due to other factors is recognized in other comprehensive income if the entity neither intends to sell and will not more likely than not be required to sell the security before recovery. The difference between the amortized cost basis and the cash flows expected to be collected is accreted as interest income. The Group early adopted the new guidance on January 1, 2009. The adoption of the new guidance did not result in a cumulative-effective adjustment as of January 1, 2009.

Fair value

          Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

          Authoritative literature provides a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1

          Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

(In thousands of U.S. dollars, except for shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Level 2

          Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

          Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

          Financial instruments include cash and cash equivalents, term deposits, and amounts due from and due to related parties. The carrying values of cash and cash equivalents, term deposits, and amounts due from and to related parties approximate their fair values due to their short-term maturities.

Use of estimates

          The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses in the financial statements and the accompanying notes. Significant accounting estimates reflected in the Group's financial statements include revenue recognition, valuation allowance for deferred tax assets, and fair value of ordinary shares. Actual results could differ from those estimates.

Property and equipment, net

          Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization is calculated on a straight-line basis over the following estimated useful lives:

Furniture, fixtures and equipment	3 years
Motor vehicles	5 years
Leasehold improvements	Shorter of useful life of the assets or the lease term

Goodwill

          Goodwill is not amortized but is evaluated at least annually for impairment following a two-step process. The first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

(In thousands of U.S. dollars, except for shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. An impairment loss is recognized for any excess in the carrying value of goodwill over the implied fair value of goodwill.

Revenue recognition

          Revenues are recognized when earned and are reported net of business taxes.

          The primary sources of the Group's revenues are as follows:

  (a)
  Registration fees

    The Group charges each new student a non-refundable registration fee ranging from $43.95(RMB300) to $73.25(RMB500) for diagnosis and designing a personalized tutoring plan for the student. The non-refundable registration fee is amortized over the estimated average customer relationship life. The average customer relationship life is estimated based on the Group's historical data and the estimate is subject to annual assessment or when an event or other changes indicate the estimate is no longer reasonable.

  (b)
  Tuition fees for private personalized tutoring services

    Tuition revenues are collected in advance and are initially recorded as deferred revenue. Tuition revenues are recognized proportionately as the tutoring sessions are delivered.

    Deferred revenue relating to unused prepaid tutoring hours of expired contracts are recognized as revenues in the twenty-sixth month after the contract expiration date if no refund has been claimed by then. The refund period of twenty-six months was determined according to the applicable PRC laws and regulations. After such period, refund claims are not supported by the applicable PRC laws and regulations.

          The Group's PRC subsidiary, VIE and VIE's subsidiaries are subject to business tax including business tax and other related surcharges at a rate of 3.3% or 5.5% of total revenues generated from its private personalized tutoring service. Business tax is reported as a deduction to revenues when incurred. Business tax amounted to US$2,021 and US$4,431 for the years ended December 31, 2008 and 2009, respectively.

Advertising costs

          Advertising costs are expensed as incurred. The Group incurred advertising costs totaling $6,819 and $8,263, for the years ended December 31, 2008 and 2009, respectively, which were recorded as a component of selling and marketing expenses in the accompanying consolidated statements of operations.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

(In thousands of U.S. dollars, except for shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Development and maintenance of information system

          The information system used by the Group, which is primarily a database to generate tutoring program and track revenue related information, was developed and maintained internally. The costs related to the development and maintenance of the information system consist primarily of compensation and benefit expenses of related employees, which are expensed as general and administrative expenses when incurred. For the years ended December 31, 2008 and 2009, the related costs were $65 and $57, respectively.

Lease accounting

          The Group evaluates each lease for classification as either a capital lease or an operating lease. If substantially all of the benefits and risks of ownership have been transferred to the lessee, the Group records the lease as a capital lease at its inception. The Group performs this evaluation at the inception of the lease and when a modification is made to a lease. If an operating lease agreement calls for a scheduled rent increase during the lease term, the Group recognizes the lease expense on a straight-line basis over the lease term. The term of the Group's leases typically ranges from one to five years and some of them are subject to renewal at fair market value.

Foreign currency translation

          The functional and reporting currency of the Company and Xueda HK is US dollar. The functional currency of the Company's subsidiary, VIE and VIE's subsidiaries in the PRC is Renminbi ("RMB").

          Assets and liabilities are translated from each entity's functional currency to the reporting currency at the exchange rate on the balance sheet date. Equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of shareholders' equity and comprehensive loss.

          Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are remeasured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing at the transaction dates. Transaction gains and losses are recognized in the consolidated statements of operations.

Share-based compensation

          Share-based compensation with employees is measured based on the grant date fair value of the equity instrument. The Company recognizes the compensation costs net of a forfeiture rate on a straight-line basis over the requisite service period of the award, with the amount of compensation

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

(In thousands of U.S. dollars, except for shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

expenses recognized in any period not less than the portion of the grant date fair value of the options vested during that period, which is generally the vesting period of the award. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures are recognized through a cumulative catch-up adjustment in the period of change.

Income taxes

          Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

          Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the financial statements. Net operating loss carry forwards and credits are applied using enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that a portion of or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics.

          The impact of an uncertain income tax position on the income tax return is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Interest and penalties on income taxes will be classified as a component of the provisions for income taxes.

Comprehensive income (loss)

          Comprehensive income (loss) includes net income and foreign currency translation adjustments. Comprehensive income (loss) is reported as a component of the consolidated statements of shareholders' equity.

Net Income (loss) per share

          The Group has determined that its convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. Accordingly, the Group used the two-class method of computing net income (loss) per share, for ordinary and preferred shares according to participation rights in undistributed earnings. Under this method, net income applicable to holders of ordinary shares was allocated on a pro rata basis to the holders of ordinary and preferred shares to the extent that each class may share income for the period; whereas undistributed net loss was allocated to ordinary shares because preferred shares were not contractually obligated to share the loss.

          Diluted net income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

(In thousands of U.S. dollars, except for shares and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

shares. The dilutive effect of stock options is computed using treasury stock method. The dilutive effect of convertible redeemable preferred shares is computed using as-if converted method.

Significant risks and uncertainties

Foreign currency risk

          RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People's Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The cash and cash equivalents of the Group included aggregate amounts of $11.6 million and $35.7 million, which were denominated in RMB, at December 31, 2008 and 2009, respectively, representing 97.6% and 97.9% of the cash and cash equivalents at December 31, 2008 and 2009, respectively. The Group's term deposits of $732 as of December 31, 2009 were also denominated in RMB.

Concentration of credit risk

          Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash and cash equivalents and term deposits. The Group's cash and cash equivalents and term deposits denominated in RMB, which represent substantially all of the Group's cash and cash equivalents and term deposits, are held by financial institutions located within the PRC. Financial institutions in the PRC do not have insurance similar to that provided by the Federal Deposit Insurance Corporation in the United States of America.

3. ACQUISITION

          In January 2009, Xueda Technology acquired Taiyuan Xueda Education Company ("Taiyuan Xueda") with a cash consideration of $440 (RMB3 million). $205 was paid in 2009 and the remaining was paid in 2010. There is no further payment contingency. This transaction was considered an acquisition of business and therefore was recorded using the purchase method of accounting. The acquired assets and liabilities were recorded at fair value at the date of acquisition, resulting in goodwill of $796. The combination of Taiyuan Xueda's operations with the Group is expected to strengthen the Group's nationwide learning center network and overall position in the PRC. The revenues and net income of Xueda Taiyuan branch since the acquisition date in the amounts of $6,569 and $2,360, respectively, have been included in the consolidated statement of operation for the year ended December 31, 2009.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

(In thousands of U.S. dollars, except for shares and per share data)

3. ACQUISITION (Continued)

          The purchase consideration of $440 was allocated as follows as of the acquisition date:

Cash	$334
Other receivable	513
Property and equity, net	9
Deferred revenue and other liabilities assumed	(1,212)
Goodwill	796

Total	$440

Pro forma

          The following summarized unaudited pro forma results of operations for the year ended December 31, 2008 and 2009 assuming that this acquisition occurred as of January 1, 2008 and 2009, respectively. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the significant acquisitions occurred as of January 1, 2008 and 2009, nor is it indicative of future operating results.

	For the Years Ended December 31,
	2008	2009
	(unaudited)	(unaudited)
Net loss attributable to Xueda Education Group shareholders	(13,004)	(2,585)
Loss per share — basic	(0.20)	(0.04)
Loss per share — diluted	(0.20)	(0.04)

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

(In thousands of U.S. dollars, except for shares and per share data)

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

          Prepaid expenses and other current assets consisted of:

	December 31,
	2008	2009
Prepaid rental expense	1,015	1,353
Prepaid advertisement expense	500	327
Prepayment for property and equipment	35	159
Staff advances and others	483	1,094
Other receivable (i)	—	656
Business tax prepaid	325	887
Income tax refundable	413	—
Short-term deposits (ii)	90	111

	2,861	4,587

(i)
Other receivable represented cash that had been received from students but held by the electronic payment services company as of December 31, 2009, which was fully received by the Company in January 2010.

(ii)
Short-term deposits represented the deposits paid for property management, office equipment and other miscellaneous purposes relating to leased offices.

5. PROPERTY AND EQUIPMENT, NET

          Property and equipment, net consisted of the following:

	December 31,
	2008	2009
Furniture, fixtures and equipment	1,434	1,863
Motor vehicles	207	635
Leasehold improvements	1,616	2,920

Less: accumulated depreciation and amortization	(782)	(1,863)

	2,475	3,555

          Purchased accounting software for internal use with a total cost of $36 as of December 31, 2009 is included in furniture, fixtures and equipment.

          Depreciation and amortization expenses for the years ended December 31, 2008 and 2009 were $625 and $1,087, respectively.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

(In thousands of U.S. dollars, except for shares and per share data)

6. GOODWILL

          The Group has only one reporting unit which has goodwill and the changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2009 were as follows:

Amount
Balance as of January 1, 2008	—

Balance as of December 31, 2008	—

Acquisition of Taiyuan Xueda	796

Balance as of December 31, 2009	796

          The Group performs its annual goodwill impairment tests on December 31 of each year. No impairment charges were recognized for the year ended December 31, 2009.

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

          Accrued expenses and other current liabilities consisted of the following:

	December 31,
	2008	2009
Accrued rental expenses	270	486
Accrued employee payroll and welfare benefits	2,753	4,381
Accrued advertisement expense	70	194
Payable for property and equipment	116	152
Acquisition consideration payable	—	235
Other	65	192

	3,274	5,640

          Other represented primarily deposits from contractors for leasehold improvements.

8. OTHER TAXES PAYABLE

          Other taxes payable consisted of the following:

	December 31,
	2008	2009
Business taxes and other tax payable	385	785
Individual income taxes payable	89	215

	474	1,000

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

(In thousands of U.S. dollars, except for shares and per share data)

8. OTHER TAXES PAYABLE (Continued)

          The Group is subject to business taxes and surcharges at a rate of 3.3% or 5.5%, which are applied to service revenues generated from tutoring program. The Group is also required to withhold PRC individual income taxes on employees' payroll for remittance to the tax authorities.

9. INCOME TAXES

          The current and deferred components of income tax expense (benefit) were as follows

	Year Ended December 31,
	2008	2009
Current:
PRC	547	1,320
Deferred:
PRC	—	(83)

Total income taxes	547	1,237

          The Company is a tax-exempt entity incorporated in the Cayman Islands.

          Xueda HK located in HongKong and applies an income tax rate of 16.5%.

          Xuecheng Century, Xueda Information and its subsidiaries, and Xueda Technology, which were incorporated in the PRC ("PRC subsidiaries"), are subject to PRC Enterprise Income Tax (EIT) on the taxable income in accordance with the relevant PRC income tax laws.

          On March 16, 2007, the National People's Congress adopted the Enterprise Income Tax Law (the "New EIT Law"), which became effective from January 1, 2008 and adopted a unified income tax rate of 25% for most enterprises.

          Xuecheng Century, Xueda Information and its subsidiaries are subject to the statutory rate of 25%.

          In 2009, Xueda Technology qualified as a "high and new technology enterprise" ("HNTE") and was entitled to a preferential tax rate of 15%.

          The current and deferred components of the income tax expense are as follows:

	Year Ended December 31,
	2008	2009
Income tax expenses:
Current	547	1,320
Deferred	—	(83)

	547	1,237

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

(In thousands of U.S. dollars, except for shares and per share data)

9. INCOME TAXES (Continued)

          The principal components of deferred income taxes were as follows:

	Year Ended December 31,
	2008	2009
Current deferred tax assets
Deferred revenue	1,910	2,481
Accrued expenses	336	328
Less: Valuation allowance	(2,246)	(2,741)

Net current deferred tax assets	—	68

Non-current deferred tax assets
Net operating loss carry forwards	1,811	2,241

Total non-current deferred taxes	1,811	2,241
Less: valuation allowance	(1,811)	(2,190)

Net non-current deferred taxes	—	51

Non-current deferred tax liabilities
Property and equipment	—	36

Total deferred tax liabilities	—	36

          The valuation allowance as of December 31, 2008 and 2009 was primarily related to deferred tax assets generated by Xueda Technology, which was not considered realizable as of December 31, 2009 due to the anticipated dissolution of Xueda Technology in 2010.

          Xueda Information and its subsidiaries are expected to generate taxable PRC statutory income. It is more likely than not that all of their deferred tax assets will be realized, therefore, no valuation allowance has been established for its deferred tax assets as of December 31, 2009. The net operating loss carry forwards for Xueda Information and its subsidiaries was $204 as of December 31, 2009 and will expire on various dates through 2014.

          Xuecheng Century had no deferred tax asset or deferred tax liability as of December 31, 2008 and 2009. The tax basis of the investment in Xueda Information was greater than the carrying value of this investment. Under US GAAP, a deferred tax asset should be recognized for this temporary difference only if it is apparent that the temporary difference will reverse in the foreseeable future. Absent of evidence of a reversal in the foreseeable future, no deferred tax asset for such temporary difference was recorded.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

(In thousands of U.S. dollars, except for shares and per share data)

9. INCOME TAXES (Continued)

          Reconciliation between total income tax expense and the amount computed by applying the PRC EIT statutory rate to income before income taxes is as follows:

	Year Ended December 31,
	2008	2009
Expected income tax expense at PRC EIT statutory rate of 25%	(2,976)	(98)
Effect of preferential tax rate	—	(64)
Tax effect of expenses that are not deductible in determining taxable profit(1)	1,181	525
Changes in valuation allowance	2,342	874

Total income tax expense	547	1,237

(1)
The expenses not deductible for tax purpose include expenses incurred for advertising, salary and welfare, and others in excess of the amounts deductible in determining taxable income according to applicable tax law.

          There are no ongoing examinations by taxing authorities currently. The Group's entities in the PRC are subject to tax audits in respect of past years at the tax authority's discretion.

          The Group did not identify significant unrecognized tax benefits for years ended December 31, 2008 and 2009. The Group did not incur any interest and penalties related to potential underpaid income tax expenses and also does not anticipate any significant increases and decreases in unrecognized tax benefits in the next 12 months from December 31, 2009.

          Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group's overall operations, and more specifically, with regard to tax residency status. The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

          If the Company were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries the withholding tax would be 10% and in the case of a subsidiary 25% or more directly owned by the resident in Hong Kong, the withholding tax would be 5%, but that is subject to the interpretation of Circular No. 601 issued by the State Administration of Taxation, under which

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

(In thousands of U.S. dollars, except for shares and per share data)

9. INCOME TAXES (Continued)

our Hong Kong subsidiary might not be considered to be the beneficial owner of any such dividends and in that case the withholding tax rate would be 10%.

          Aggregate undistributed earnings of the Company's VIE and VIE's subsidiaries located in the PRC that are available for distribution to the Company of approximately $1,296 at December 31, 2009 are considered to be indefinitely reinvested, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

10. GOVERNMENT SUBSIDIES

          In 2008 and 2009, Shanghai branch of Xueda Technology received $52 and $83 of government subsidies for the years ended December 31, 2008 and 2009, respectively, from a district authority in Shanghai to encourage its business development in that district. There is no limitation on the use of the subsidies and the receipt of such subsidies does not subject the Group to any additional governmental regulations or future obligations. These amounts are recognized as subsidy income when received.

11. ORDINARY SHARES

          Upon incorporation of the Company in April 2009, the individual ordinary shareholders of Xueda Technology subscribed for 66,670,000 ordinary shares of the Company, which represented the identical equity interests held by them in Xueda Technology. The Company's share capital was reflected in the calculation of weighted average number of shares as if those shares had been in issuance for all periods presented.

          As a result of the performance adjustment determined in April 2009 (see note 13), CDH Xueda Education and Century Hui Ce converted 3,126,920 Series A1 convertible redeemable preferred shares and 1,373,080 Series A2 convertible redeemable preferred shares, respectively, into an aggregate of 4,500,000 ordinary shares of the Company, which were then transferred to the individual ordinary shareholders in proportion to their equity interests in the Company.

          In May 2009, as approved by the board of directors and shareholders of the Company, the 1,207,200 shares owned by Yao Jinbo, an individual ordinary shareholder, were repurchased with nil consideration. The repurchased shares were cancelled immediately in May 2009.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

(In thousands of U.S. dollars, except for shares and per share data)

12. NET LOSS PER SHARE

          The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

	Year ended December 31,
	2008	2009
Net loss — basic (numerator):
Net loss	(12,821)	(2,585)
Net loss allocated to Series A1 convertible redeemable preferred shares	—	—
Net loss allocated to Series A2 convertible redeemable preferred shares	—	—

Net loss attributable to ordinary shareholders	(12,821)	(2,585)

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic net loss per share — basic	66,670,000	68,865,200
Weighted average Series A1 convertible redeemable preferred shares using if-converted method	—	—
Weighted average Series A2 convertible redeemable preferred shares using if-converted method	—	—
Weighted average ordinary shares outstanding used in computing diluted loss income per share — diluted	66,670,000	68,865,200

Net loss per ordinary share — basic	(0.19)	(0.04)
Net loss per Series A1 convertible redeemable preferred share — basic	—	—
Net loss per Series A2 convertible redeemable preferred share — basic	—	—
Net loss per ordinary share — diluted	(0.19)	(0.04)

          The Company's ordinary shares and convertible redeemable preferred shares were not issued until August 2009. The calculation of the weighted average number of shares for the purpose of basic net income (loss) per share has reflected the effect of the issuance of shares as if the corresponding number of shares were issued in relevant periods.

          The Group has determined that its convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group uses the two-class method of computing net income per share, for ordinary and preferred shares according to participation rights in undistributed earnings. However, undistributed net loss is only allocated to ordinary share holders because holders of preferred shares were not contractually obligated to share losses.

          The Series A1 and A2 convertible redeemable preferred shares outstanding during 2008 and 2009 could potentially dilute basic net income per share in the future, but were excluded from the

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

(In thousands of U.S. dollars, except for shares and per share data)

12. NET LOSS PER SHARE (Continued)

computation of diluted net loss per share for the years ended December 31, 2008 and 2009 because their effect would be anti-dilutive.

	December 31,
	2008	2009
Number of Series A1 convertible redeemable preferred shares outstanding	23,160,000	21,555,920
Number of Series A2 convertible redeemable preferred shares outstanding	10,170,000	8,796,920

13. CONVERTIBLE REDEEMABLE PREFERRED SHARES

          On March 26, 2008, CDH Xueda Education and Century Hui Ce, which was owned by three individual investors, subscribed for convertible redeemable preferred share interests in Xueda Technology, which represented 23.16% and 10.17%, respectively, of the total equity interest on an as converted basis, with cash of $2,269 and $996, respectively.

          On April 24, 2009, the Company was established as the holding company of the Group. The convertible redeemable preferred share interests held by CDH Xueda Education and Century Hui Ce in Xueda Technology were exchanged for the identical number of convertible redeemable preferred shares of the Company. After the performance adjustment (see below for performance adjustment term), 20,033,080 Series A1 convertible redeemable preferred shares were held by CDH Xueda Limited, the beneficial owner of CDH Xueda Education; 3,518,770, 2,262,570, and 3,015,580 Series A2 convertible redeemable preferred shares were held by the three individual beneficial owners of Century Hui Ce, respectively.

          In addition, on August 28, 2009, CDH Xueda Limited contributed cash of $500 into the Company in return for 1,522,840 Series A1 convertible redeemable preferred shares.

          The significant terms of the Series A1 and Series A2 convertible redeemable preferred shares (collectively, "Series A preferred shares") are summarized as follows.

  Dividends

          No dividend can be paid on ordinary shares at a rate greater than the rate at which dividends are paid on Series A preferred shares. Series A preferred shares are participating securities.

  Liquidation preference

          In the event of any liquidation event, the holders of the Series A convertible redeemable preferred shares will be entitled to receive in preference to the holders of the ordinary shares an amount equal to the Series A convertible redeemable preferred shares issuance price plus all accrued or declared but unpaid dividends. After full preference amount has been paid on all the Series A convertible redeemable preferred shares, any remaining funds or assets of the Group legally available for distribution to shareholders shall be distributed pro rata among the holders of

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

(In thousands of U.S. dollars, except for shares and per share data)

13. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

the Series A convertible redeemable preferred shares (on an as-converted basis) together with the holders of the ordinary shares.

  Voting rights

          Each Series A convertible redeemable preferred share carries a number of votes equal to the number of ordinary shares then issuable upon its conversion into ordinary shares. The Series A convertible redeemable preferred shares generally vote together with the ordinary shares and not as a separate class.

  Conversion rights

          Each holder of the Series A convertible redeemable preferred shares can convert the preferred shares into ordinary shares at any time. The initial conversion ratio is on a one for one basis, subject to certain anti-dilution adjustments and adjustments for future issuance of shares (including those deemed to be issued, such as issue any options or convertible securities) at a price lower than the preferred shares conversion price in effect as of then.

  Automatic conversion

          The Series A convertible redeemable preferred shares are automatically converted into ordinary shares upon a qualified public offering, which means a firm commitment underwritten initial public offering and listing on an internationally recognized stock exchange by the Group of its ordinary shares representing at least 15% ordinary shares (on a fully diluted basis immediately prior to such initial public officering) at a price per share implying the valuation of the Group immediately prior to such offering of at least US$100 million.

          The convertible redeemable preferred share interests in Xueda Technology purchased by CDH Xueda Education and Century Hui Ce on March 26, 2008 did not result in beneficial conversion feature as the effective conversion price exceeded the fair value of ordinary shares of Xueda Technology on March 26, 2008.

          The effective conversion price of series A1 convertible redeemable preferred shares subscribed by CDH Xueda Limited on August 28, 2009 were $0.33 per share, which was lower than the fair value of ordinary shares of the Company on August 28, 2009, and resulted in a beneficial conversion feature of $460. The beneficial conversion feature was recorded as a credit to additional paid-in capital.

  Performance adjustment

          If the revenues of 2007 and 2008, and net profit of 2009 meet certain targets, CDH Xueda Education and Century Hui Ce should transfer certain percentage equity interest to the individual ordinary shareholders in proportion to their equity interests in the Company. The Group's performance met the targets for 2007 and 2008 as determined in April 2009, and accordingly a total of 4.5% equity interest in the Company held by CDH Xueda Education and Century Hui Ce was transferred to the individual ordinary shareholders, which resulted in 3,126,920 Series A1 convertible

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

(In thousands of U.S. dollars, except for shares and per share data)

13. CONVERTIBLE REDEEMABLE PREFERRED SHARES (Continued)

redeemable preferred shares held by CDH Xueda Education and 1,373,080 Series A2 convertible redeemable preferred shares held by Century Hui Ce being converted to ordinary shares and transferred to the individual ordinary shareholders.

  Redemption

          If (i) the Company fails to consummate a qualified IPO on or before December 31, 2011, or (ii) the Company satisfies all the prerequisites for a qualified IPO, and CDH has approved a proposal to initiate such a qualified IPO, but such proposal is rejected by the other directors, or (iii) there is a material breach by the Company or the Individual ordinary shareholders, if so requested by the holders of at least 50% of the Series A convertible redeemable preferred shares, the Company shall redeem all of the outstanding Series A preferred shares. The redemption price shall be at compound interest rate of 15% based on original contribution, plus all declared but unpaid dividends thereon up to the date of redemption.

          The Group accrues the 15% premium over the redemption period as deemed dividends with debits to accumulated deficit of $369 and $515 for the period from March 2008 to December 31, 2008 and the year ended December 31, 2009, respectively.

14. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

          Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. Total provisions for such employee benefits were $2,264 and $4,570 for the years ended December 31, 2008 and 2009, respectively.

15. COMMITMENTS

          The Group leases offices under non-cancelable operating leases agreements. Rent expenses under operating leases for 2008 and 2009 were $7,739, and $10,979, respectively.

          Future minimum lease payments under non-cancelable operating leases agreements are as follows:

Years ending December 31,
2010	10,658
2011	7,110
2012	5,059
2013	2,299
2014	863

25,989

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

(In thousands of U.S. dollars, except for shares and per share data)

16. RELATED PARTY TRANSACTIONS

          Details of related party balances as of December 31, 2008 and 2009 and transactions for periods ended December 31, 2008 and 2009 are as follows:

  (1)
  Amounts due from shareholders of the Company

	December 31,
	2008	2009
Amounts due from a director (i)	203	203
Amounts due from a director (ii)	—	567

	203	770

(i)
The amounts due from shareholders were unsecured, interest free and repayable on demand.

(ii)
This represented a loan from Xueda Technology, which was to increase Xueda Information's registered capital and held by a director, who is also an individual ordinary shareholder, as of December 31, 2009.
  (2)
  Purchase from related parties

	Years Ended December 31,
	2008	2009
Purchase from 58 City	141	42

	141	42

          58 City is wholly owned by Yao Jinbo, who is one of the Individual ordinary shareholders of the Group. 58 City provided advertisement service to the Group. There was no un-settled balance as of December 31, 2008 and 2009.

17. STATUTORY RESERVES

          Prior to payment of dividends, pursuant to the laws applicable to the PRC's Foreign Investment Enterprises, the Company's subsidiaries and variable interest entities in the PRC must make appropriations from after-tax profit to non-distributable reserve funds as determined by the Board of Directors of each company. These reserves include (i) general reserve, (ii) enterprise expansion reserve, and (iii) a staff bonus and welfare reserve.

          Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits (as determined under generally accepted accounting principles in the PRC ("PRC GAAP") at each year-end); the other reserve appropriations are at the Company's discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. For the years ended December 31, 2008 and 2009, the Company's PRC entities made appropriations to the general reserve of $0 and $144 respectively.

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

(In thousands of U.S. dollars, except for shares and per share data)

18. RESTRICTED NET ASSETS

          Under the PRC laws and regulations, distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, and the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Company's PRC entities. As of December 31, 2008 and 2009, paid-in capital of such entities was $3,539 and $13,627, respectively, and statutory reserves were $0 and $144 respectively. The total of restricted net assets was therefore $3,539 and $13,771, respectively. As a result of the above restrictions, parent-only financials are presented on financial statement schedule I, which begins on page F-34.

19. SEGMENT INFORMATION

          The Group is mainly engaged in private personalized tutoring services in the PRC. The Group's chief operating decision maker ("CODM") has been identified as the Chief Executive Officer who reviews results of operations by geographic location (i.e. city rather than learning centers), each location constituting a subsidiary of Xueda Information, when making decisions about allocating resources and assessing performance of the Group. Consequently, the Group has determined that each location represents an operating segment. However, under the aggregation criteria set forth in the US GAAP with respect to segment reporting, the Group operates in only one reportable segment as all of its operating segments have similar economic characteristics and provide the same tutoring services.

          The Group's net revenues for the years ended December 31, 2008 and 2009 were all generated from the services provided in the PRC. The Group's net revenues were summarized as follows:

	For the Years Ended December 31,
	2008	2009
Tutoring service	33,939	77,188
Other	167	—

	34,106	77,188

          The Group's long-lived assets as of December 31, 2008 and 2009 were all located in the PRC.

20. RECENTLY ISSUED ACCOUNTING STANDARDS

          In June 2009, the FASB issued an authoritative pronouncement to amend the accounting rules for variable interest entities. The amendments effectively replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity's economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. Additionally, an enterprise is required to assess whether it has an implicit

XUEDA EDUCATION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2009

(In thousands of U.S. dollars, except for shares and per share data)

20. RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity's economic performance. The new guidance also requires additional disclosures about a reporting entity's involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement.

          The new guidance is effective at the start of a reporting entity's first fiscal year beginning after November 15, 2009, and all interim and annual periods thereafter.

          The Company has had one VIE, which it has consolidated under the authoritative literature prior to the amendment discussed above because it was the primary beneficiary of the VIE. Because the Company, through its wholly owned subsidiary, has (1) the power to direct the activities of the VIE that most significantly affect the entity's economic performance, and (2) the right to receive benefits from the VIE. The Company will continue to consolidate the VIE upon the adoption of the new guidance which therefore has no accounting impact.

          This new guidance was adopted by the Company on January 1, 2010. It also requires certain disclosures to be made in respect of prior periods and these financial statements now include those disclosures.

21. SUBSEQUENT EVENTS

          The Group has evaluated all events subsequent to the balance sheet date of December 31, 2009 through September 10, 2010, the date the consolidated financial statements were available to be issued.

Stock Incentive Plan

          In November 2009, the Company adopted a stock incentive plan (the "plan"). The plan allowed the Group to grant a variety of share-based incentive awards to employees of the Group to purchase up to 11,146,151 ordinary shares of the Company.

          On March 16, 2010, the Company granted share options to employees to purchase an aggregate of 10,320,097 ordinary shares of the Company, at an exercise price of $0.99 per share. 25% of the share options granted will vest on each of the four anniversaries of the grant date. The fair value of the share options as of grant date was $1.24 per share. The total compensation of $9,624, after the adjustment of estimated forfeitures, will be recognized as expense over the vesting period of four years on a straight-line basis.

Repayment of Amounts Due from Related Parties

          The $567 of amounts due from a director was settled in August 2010 as the amount advanced to the director had been invested in Xueda Information.

XUEDA EDUCATION GROUP

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

	December 31,
	2008	2009
Assets
Current assets:
Cash and cash equivalents	—	64

Total current assets	—	—
Investments in subsidiaries and variable interest entities	(15,867)	(17,040)

Total assets	(15,867)	(16,976)

Convertible redeemable preferred shares and shareholders' equity
Series A1 convertible redeemable preferred shares (par value $0.0001 per share, 23,160,000 and 21,555,920 shares authorized, 23,160,000 and 21,555,920 issued and outstanding as of December 31, 2008 and 2009, respectively)	2,526	3,037
Series A2 convertible redeemable preferred shares (par value $0.0001 per share, 10,170,000 and 8,796,920 shares authorized, 10,170,000 and 8,796,920 issued and outstanding as of December 31, 2008 and 2009, respectively)	1,109	1,103
Equity
Ordinary shares (par value $0.0001 per share, 469,647,160 shares authorized; 66,670,000 and 69,962,800 shares issued and outstanding as of December 31, 2008 and 2009, respectively)	7	7
Additional paid-in capital	274	1,246
Accumulated deficits	(18,961)	(21,546)
Accumulated other loss	(822)	(823)

Total Xueda Education Group shareholders' equity	(19,502)	(21,116)

Total convertible redeemable preferred shares and equity	(15,867)	(16,976)

XUEDA EDUCATION GROUP

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2008	2009
Operating expenses:
General and administrative	—	(16)

Loss from operations	—	(16)
Equity in losses of subsidiaries and variable interest entities	(12,452)	(1,592)

Net loss	(12,452)	(1,608)

Deemed dividend on Series A1 Convertible Redeemable Preferred shares — accretion of redemption premium	(257)	(367)
Deemed dividend on Series A2 Convertible Redeemable Preferred shares — accretion of redemption premium	(112)	(150)
Deemed dividend on Series A1 Convertible Redeemable Preferred shares — beneficial conversion feature	—	(460)

Net loss attributable to Xueda Education Group shareholders	(12,821)	(2,585)

XUEDA EDUCATION GROUP

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE LOSS

	Ordinary				Accumulated other comprehensive income
			Additional paid-in capital	Accumulated deficits		Total equity	Total comprehensive loss
	Shares	Amount
Balance at January 1, 2008	66,670,000	7	274	(6,140)	(270)	(6,129)
Deemed dividend on Series A1 convertible redeemable preferred shares — accretion of redemption premium	—	—	—	(257)	—	(257)
Deemed dividend on Series A2 convertible redeemable preferred shares — accretion of redemption premium	—	—	—	(112)	—	(112)
Foreign currency translation adjustments	—	—	—	—	(552)	(552)	(552)
Net loss	—	—	—	(12,452)	—	(12,452)	(12,452)

Balance at December 31, 2008	66,670,000	7	274	(18,961)	(822)	(19,502)	(13,004)

Deemed dividend on Series A1 convertible redeemable preferred shares — accretion of redemption premium	—	—	—	(367)	—	(367)
Deemed dividend on Series A2 convertible redeemable preferred shares — accretion of redemption premium	—	—	—	(150)	—	(150)
Deemed dividend on Series A1 convertible redeemable preferred shares — beneficial conversion feature	—	—	460	(460)	—	—
Conversion of series A1 convertible redeemable preferred shares	3,126,920	—	356	—	—	356
Conversion of series A2 convertible redeemable preferred shares	1,373,080	—	156	—	—	156
Repurchase and cancellation of shares	(1,207,200)	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(1)	(1)	(1)
Net loss	—	—	—	(1,608)	—	(1,608)	(1,608)

Balance at December 31, 2009	69,962,800	7	1,246	(21,546)	(823)	(21,116)	(1,609)

XUEDA EDUCATION GROUP

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE I

CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2008	2009
Cash flows from operating activities:
Net loss	(12,452)	(1,608)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity in losses of subsidiaries and variable interest entities	12,452	1,592

Net cash used in operating activities	—	(16)

Cash flows from investing activities:
Investments in subsidiaries and variable interest entities	—	(420)

Net cash used in investing activities		(420)

Cash flows from financing activities:
Proceeds from issuance of Series A1 convertible preferred shares	—	500

Net cash used in financing activities		500

Effect of exchange rate changes	—	—

Net increase in cash and cash equivalents	—	64
Cash and cash equivalents, beginning of year	—	—

Cash and cash equivalents, end of year	—	64

XUEDA EDUCATION GROUP

NOTES TO CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

1. BASIS FOR PREPARATION

          The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Company's consolidated financial statements, except that the Company used the equity method to account for investments in its subsidiaries and variable interest entities.

2. INVESTMENTS IN SUBSIDIARIES AND VARIABLE INTEREST ENTITIES

          The Company and its subsidiaries and variable interest entities are included in the consolidated financial statements where the inter-company balances and transactions are eliminated upon consolidation. For the purpose of the Company's stand-alone financial statements, its investments in subsidiaries and variable interest entities are reported using the equity method of accounting. The Company's share of income and losses from its subsidiaries and variable interest entities is reported as earnings from subsidiaries and variable interest entities in the accompanying condensed financial information of the parent company.

          Under the PRC laws and regulations, distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, and the PRC entities are restricted from transferring a portion of their net assets to the Company. Amounts restricted include paid-in capital and the statutory reserves of the Company's PRC entities. As of December 31, 2008 and 2009, paid-in capital of such entities was $3,539 and $13,627, respectively, and statutory reserves were $0 and $144 respectively. The total of restricted net assets was therefore $3,539 and $13,771, respectively. As a result of the above restrictions, parent-only financials are presented herein.

3. INCOME TAXES

          The Company is a Cayman Islands company, and therefore is not subject to income taxes for all the years presented.

XUEDA EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except for shares and per share data)

	December 31, 2009	June 30, 2010	June 30, 2010
			Pro forma (Note 2)
Assets
Current assets:
Cash and cash equivalents	36,436	34,946	34,946
Term deposits	732	7,373	7,373
Prepaid expenses and other current assets	4,587	9,810	9,810
Amounts due from related parties	770	830	830
Deferred tax assets	68	1,823	1,823

Total current assets	42,593	54,782	54,782

Property and equipment, net	3,555	6,073	6,073
Deferred tax assets	51	—	—
Rental deposits	1,258	2,347	2,347
Goodwill	796	801	801
Other non-current assets	70	35	35

Total assets	48,323	64,038	64,038

Liabilities
Current liabilities:
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to the Company of $41,529 and $38,964 as of December 31, 2009 and June 30, 2010, respectively)	41,529	38,964	38,964
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of $5,640 and $8,776 as of December 31, 2009 and June 30, 2010, respectively)	5,640	9,334	9,334
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Company of $640 and $1,736 as of December 31, 2009 and June 30, 2010, respectively)	640	1,737	1,737
Other taxes payable (including other taxes payable of the consolidated VIE without recourse to the Company of $1,000 and $1,902 as of December 31, 2009 and June 30, 2010, respectively)	1,000	2,571	2,571

Total current liabilities	48,809	52,606	52,606

Deferred revenue (including deferred revenue of the consolidated VIE without recourse to the Company of $16,454 and $15,869 as of December 31, 2009 and June 30, 2010, respectively)	16,454	15,869	15,869
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE without recourse to the Company of $36 and $30 as of December 31, 2009 and June 30, 2010, respectively)	36	30	30

Total liabilities	65,299	68,505	68,505

Commitments (Note 15)
Series A1 convertible redeemable preferred shares (par value $0.0001 per share; 21,555,920 and 21,555,920 shares authorized, 21,555,920 and 21,555,920 issued and outstanding as of December 31, 2009 and June 30, 2010, respectively)	3,037	3,255	—
Series A2 convertible redeemable preferred shares (par value $0.0001 per share; 8,796,920 and 8,796,920 shares authorized, 8,796,920 and 8,796,920 issued and outstanding as of December 31, 2009 and June 30, 2010, respectively)	1,103	1,182	—
Equity
Ordinary shares (par value $0.0001 per share; 469,647,160 shares authorized; 69,962,800 and 69,962,800 shares issued and outstanding as of December 31, 2009 and June 30, 2010, respectively)	7	7	10
Additional paid-in capital	1,246	1,948	6,382
Statutory reserves	144	144	144
Accumulated deficits	(21,690)	(10,154)	(10,154)
Accumulated other comprehensive loss	(823)	(849)	(849)

Total Xueda Education Group shareholders' equity	(21,116)	(8,904)	(4,467)

Total liabilities, convertible redeemable preferred shares and equity	48,323	64,038	64,038

See notes to consolidated financial statements.

XUEDA EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except for shares and per share data)

	Six months ended June 30,
	2009	2010
Net revenues	38,936	77,888
Cost of revenues (including share-based compensation expense of nil, and $1 for the six months ended June 30, 2009 and 2010, respectively)	(27,791)	(47,826)

Gross profit	11,145	30,062

Operating expenses:
General and administrative (including share-based compensation expense of nil, and $699 for the six months ended June 30, 2009 and 2010, respectively)	(4,176)	(11,422)
Selling and marketing (including share-based compensation expense of nil, and
$2 for the six months ended June 30, 2009 and 2010, respectively)	(3,832)	(6,117)

Total operating expenses	(8,008)	(17,539)

Government subsidies	13	26

Income from operations	3,150	12,549
Interest income	41	183

Income before income tax expenses	3,191	12,732
Income tax expenses	(750)	(899)

Net income	2,441	11,833
Deemed dividend on Series A1 convertible redeemable preferred shares-accretion of redemption premium	(172)	(218)
Deemed dividend on Series A2 convertible redeemable preferred shares-accretion of redemption premium	(75)	(79)

Net income attributable to Xueda Education Group shareholders	2,194	11,536

Net income per ordinary share:
Net income attributable to Xueda Education Group shareholders
Basic	0.02	0.12
Diluted	0.02	0.12
Net income per Series A1 preferred share-basic	0.03	0.13
Net income per Series A2 preferred share-basic	0.03	0.13

Weighted average shares used in calculating net income per ordinary share
Basic	67,767,600	69,962,800
Diluted	67,767,600	69,962,800
Weighted average shares used in calculating net income per Series A1 convertible redeemable preferred share	22,117,694	21,555,920
Weighted average shares used in calculating net income per Series A2 convertible redeemable preferred share	9,712,306	8,796,920

See notes to consolidated financial statements.

XUEDA EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except for shares and per share data)

	Ordinary shares					Accumulated other comprehensive loss
			Additional paid-in capital	Statutory reserves	Accumulated deficits		Total equity	Total comprehensive Income
	Number	Amount
Balance at January 1, 2009	66,670,000	7	274	—	(18,961)	(822)	(19,502)
Deemed dividend on Series A1 convertible redeemable preferred shares — accretion of redemption premium	—	—	—	—	(172)		(172)
Deemed dividend on Series A2 convertible redeemable preferred shares — accretion of redemption premium	—	—	—	—	(75)	—	(75)
Conversion of series A1 convertible redeemable preferred shares	3,126,920	—	356	—	—	—	356
Conversion of series A2 convertible redeemable preferred shares	1,373,080	—	156	—	—	—	156
Repurchase and cancellation of shares	(1,207,200)	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	17	17	17
Net income	—	—	—	—	2,441	—	2,441	2,441

Balance at June 30, 2009	69,962,800	7	786	—	(16,767)	(805)	(16,779)	2,458

Balance at January 1, 2010	69,962,800	7	1,246	144	(21,690)	(823)	(21,116)
Deemed dividend on Series A1 convertible redeemable preferred shares — accretion of redemption premium	—	—	—	—	(218)	—	(218)
Deemed dividend on Series A2 convertible redeemable preferred shares — accretion of redemption premium	—	—	—	—	(79)	—	(79)
Share-based compensation	—	—	702	—	—	—	702
Foreign currency translation adjustments	—	—	—	—	—	(26)	(26)	(26)
Net income	—	—	—	—	11,833	—	11,833	11,833

Balance at June 30, 2010	69,962,800	7	1,948	144	(10,154)	(849)	(8,904)	11,807

See notes to consolidated financial statements.

XUEDA EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Six months ended June 30,
	2009	2010
Cash flows from operating activities:
Net income	2,441	11,833
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization of property and equipment	596	799
Loss on disposal of property, plant and equipment	3	24
Share-based compensation expense	—	702
Interest income from term deposits	(9)	(46)
Deferred income taxes	—	(1,710)
Changes in assets and liabilities:
Prepaid expenses and other current assets	(2,161)	(4,567)
Rental deposits	(155)	(1,073)
Deferred revenue	5,765	(3,506)
Accrued expenses and other current liabilities	1,183	3,721
Amount due from related parties	(1,488)	(56)
Income tax payable	674	1,075
Other non-current assets	39	34
Other taxes payable	496	1,550

Net cash provided by operating activities	7,384	8,780

Cash flows from investing activities:
Purchase of property and equipment	(568)	(3,684)
Purchase of term deposits	(7,318)	(7,326)
Proceeds from maturity of term deposits	1,472	742
Net cash acquired on acquisition of business with deferred consideration	129	—
Proceeds from disposal of property and equipment	—	6

Net cash used in investing activities	(6,285)	(10,262)

Cash flows from financing activities:
Payment of deferred consideration for acquisition of business	—	(235)

Net cash used in financing activities	—	(235)

Effect of exchange rate changes	(19)	227
Net increase (decrease) in cash and cash equivalents	1,080	(1,490)
Cash and cash equivalents, beginning of year	11,930	36,436

Cash and cash equivalents, end of year	13,010	34,946

Supplemental disclosure of cash flow information Income taxes paid	—	1,024

See notes to consolidated financial statements.

XUEDA EDUCATION GROUP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010

(In thousands of U.S. dollars, except for shares and per share data)

1. BASIS OF PREPARATION

          The accompanying unaudited condensed consolidated financial statements include the financial information of Xueda Education Group (the "Company"), its subsidiaries, and its variable interest entity (the "VIE") (collectively, the "Group"). All significant intercompany balances and transactions have been eliminated on consolidation. The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and U.S. generally accepted accounting standards for interim financial reporting. The results of operations for the six-month periods ended June 30, 2009 and 2010 are not necessarily indicative of the results for the full years. The Group believes that the disclosures are adequate to make the information presented not misleading.

          The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the financial statements, accounting policies and notes thereto included in the Group's audited consolidated financial statements for each of the two years in the period ended December 31, 2009. In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments), which are necessary for a fair presentation of financial results for the interim periods presented.

          The financial information as of December 31, 2009 presented in the unaudited condensed consolidated financial statements is derived from our audited consolidated financial statements for the year ended December 31, 2009.

          The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies, except for the following, as used in the preparation of our consolidated financial statements for each of the two years in the period ended December 31, 2009.

          In June 2009, the FASB issued an authoritative pronouncement to amend the accounting rules for variable interest entities. The amendments effectively replace the quantitative-based risks-and-rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which reporting entity has (1) the power to direct the activities of a variable interest entity that most significantly affect the entity's economic performance and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity. Additionally, an enterprise is required to assess whether it has an implicit financial responsibility to ensure that a variable interest entity operates as designed when determining whether it has the power to direct the activities of the variable interest entity that most significantly impact the entity's economic performance. The new guidance also requires additional disclosures about a reporting entity's involvement with variable interest entities and about any significant changes in risk exposure as a result of that involvement.

          The new guidance is effective at the start of a reporting entity's first fiscal year beginning after November 15, 2009, and all interim and annual periods thereafter. The Company adopted the new guidance effective from January 1, 2010.

XUEDA EDUCATION GROUP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010

(In thousands of U.S. dollars, except for shares and per share data)

1. BASIS OF PREPARATION (Continued)

          The Company has had one VIE, which it has consolidated under the authoritative literature prior to the amendment discussed above because it was the primary beneficiary of the VIE. Because the Company, through its wholly owned subsidiary, has (1) the power to direct the activities of the VIE that most significantly affect the entity's economic performance and (2) the right to receive benefits from the VIE. The Company continues to consolidate the VIE upon the adoption of the new guidance which therefore, other than for additional disclosures, had no accounting impact.

The VIE arrangements

          There are some uncertainties as to whether applicable PRC laws and regulations prohibit foreign investors from holding equity interest in PRC education companies. As a Cayman Islands company, the Company is deemed a foreign legal person under PRC laws. Accordingly, Xuecheng Century, the Company's wholly owned subsidiary in the PRC, as a foreign invested company, may be deemed to be ineligible to engage in education business in the PRC.

          The Company therefore conducts substantially all of its activities through the VIE, Xueda Information, and its subsidiaries in the PRC. To provide the Company the ability to receive the majority of the expected residual returns of the VIE and its subsidiaries, Xuecheng Century entered into a series of contractual arrangements with Xueda Information in August 2009.

  •
  Agreements that transfer economic benefits to Xuecheng Century

  Exclusive technology consulting and management service agreement

          Pursuant to the exclusive consulting and management service agreement between Xueda Information and Xuecheng Century, Xuecheng Century has the exclusive right to provide to Xueda Information consulting services, technical support and training services, including industry and customer research, employee training, IT system maintenance and support, website and network construction and maintenance, and other services. Xuecheng Century is entitled to charge Xueda Information an annual service fee and adjust the service fee rate from time to time according to the amount of services it has provided to Xueda Information. The annual service fee amounts to substantially all of the net income of Xueda Information before the service fee.

  Exclusive purchase right agreement on the equity interest of Xueda Information

          Pursuant to the purchase option agreement, Xuecheng Century has the unconditional right to purchase from the nominee shareholders the equity interest in Xueda Information at the lowest amount of consideration permitted by the PRC law when and to the extent that applicable PRC law permits Xuecheng Century to own all or part of such equity interest in Xueda Information.

XUEDA EDUCATION GROUP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010

(In thousands of U.S. dollars, except for shares and per share data)

1. BASIS OF PREPARATION (Continued)

  •
  Agreements that provide Xuecheng Century effective control over Xueda Information

  Power of attorney

          Pursuant to the power of attorney, the nominee shareholders of Xueda Information each executed an irrevocable power of attorney assigning Xuecheng Century or any person designated by Xuecheng Century as their attorney-in-fact to vote on their behalf on all matters of Xueda Information requiring shareholder approval under PRC laws and regulations and the articles of association of Xueda Information.

          The Articles of Incorporation of Xueda Information states that the major rights of the shareholders include the power to review and approve the annual budget, operating strategy and investment plan, elect the members of board of directors and approve their compensation plan. Therefore, through the irrevocable power of attorney arrangement, Xuecheng Century has the ability to exercise effective control over Xueda Information through shareholder votes and, through such votes, to also control the composition of the board of directors. In addition, the senior management team of Xueda Information is the same as that of Xuecheng Century.

  Pledge agreement

          Pursuant to the equity pledge agreement between Xuecheng Century and the shareholders of Xueda Information, the shareholders of Xueda Information pledged all of their equity interests in Xueda Information to Xuecheng Century to guarantee Xueda Information's performance of its obligations under the exclusive technology consulting and service agreement. If Xueda Information breaches its contractual obligations under that agreement, Xuecheng Century, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The shareholders of Xueda Information agree that, without the prior written consent of Xuecheng Century, they will not dispose of the pledged equity interests or create or allow any encumbrance on the pledged equity interests that would prejudice Xuecheng Century's interest. During the term of the equity pledge agreement, Xuecheng Century is entitled to receive all the dividends paid on the pledged equity interests.

          As a result of these contractual arrangements, Xuecheng Century is the primary beneficiary of Xueda Information, which obtained the business, assets and liabilities from Xueda Technology, and accordingly, the Company has consolidated the financial results of Xueda Technology, Xueda Information and its subsidiaries in the consolidated financial statements for all the periods presented.

  •
  Risks in relation to the VIE structure

          The Company believes that Xuecheng Century's contractual arrangements with the VIE are in compliance with PRC law and are legally enforceable. The shareholders of the VIE are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company's ability to enforce these contractual arrangements and if the shareholders of the VIE

XUEDA EDUCATION GROUP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010

(In thousands of U.S. dollars, except for shares and per share data)

1. BASIS OF PREPARATION (Continued)

were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE not to pay the service fees when required to do so.

          The Company's ability to control the VIE also depends on the power of attorney Xuecheng Century has to vote on all matters requiring shareholder approval in the VIE. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

          In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Group may be subject to fines or other actions. The Company does not believe such actions would result in the liquidation or dissolution of the Company, Xuecheng Century or the VIE.

          The Group's tutoring business has been directly operated by (and as a result all of the Group's revenues have been generated from) the VIE and its subsidiaries. The financial information of the Company's VIE and VIE's subsidiaries as of December 31, 2009 and June 30,2010 and for the six months ended June 30, 2009 and 2010 is as follows:

	As of
	December 31, 2009	June 30, 2010
Cash and cash equivalents	35,952	34,376
Prepaid expenses and other current assets	4,596	9,388
Total current assets	42,117	53,791
Total assets	47,846	62,774
Deferred revenue	57,983	54,833
Total current liabilities	48,809	51,377
Total liabilities	65,299	67,277
Net liabilities	(17,454)	(4,503)
Total equity	(21,088)	(8,136)

	Six months ended June 30,
	2009	2010
Net revenues	38,936	78,494
Net income	2,441	15,521

XUEDA EDUCATION GROUP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010

(In thousands of U.S. dollars, except for shares and per share data)

1. BASIS OF PREPARATION (Continued)

	Six months ended June 30,
	2009	2010
Net cash provided by operating activities	7,384	9,429
Net cash used in investing activities	(6,285)	(9,987)
Net cash used in financing activities	—	(235)

          There are no consolidated VIE's assets that are collateral for the VIE's obligations and which can only be used to settle the VIE's obligations.

2. UNAUDITED PRO FORMA INFORMATION

          The unaudited pro forma balance sheet information as of June 30, 2010 assumes the conversion of the convertible redeemable preferred shares outstanding into ordinary shares using a conversion ratio of 1 to 1 as of that date.

          Pro forma net income per share for the six-month period ended June 30, 2010 is not presented because the effect of the conversion of the outstanding convertible redeemable preferred shares using a conversion ratio of one for one would not result in dilution to earnings applicable to ordinary shareholders and would have resulted in a pro forma net income per share higher than the historical basic net income per share for the six-month period ended June 30, 2010.

3. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

          In October 2009, the FASB issued an authoritative pronouncement regarding software revenue recognition. This new pronouncement amends existing pronouncement to exclude from their scope all tangible products containing both software and nonsoftware components that function together to deliver the product's essential functionality. That is, the entire product (including the software deliverables and nonsoftware deliverables) would be outside the scope of software revenue recognition and would be accounted for under other accounting literature. The new pronouncement include factors that entities should consider when determining whether the software and nonsoftware components function together to deliver the product's essential functionality and are thus outside the revised scope of the authoritative literature that governs software revenue recognition. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement's effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods' revenue, income before taxes, net income, and earnings per share. The Group is in the process of evaluating the effect of adoption of this pronouncement.

XUEDA EDUCATION GROUP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010

(In thousands of U.S. dollars, except for shares and per share data)

4. PREPAID EXPENSES AND OTHER CURRENT ASSETS

          Prepaid expenses and other current assets consisted of:

	December 31, 2009	June 30, 2010
Prepaid rental expense	1,353	2,555
Prepaid advertisement expense	327	619
Prepayment for property and equipment	159	695
Staff advances and others	1,094	2,956
Other receivable (i)	656	2,359
Business tax prepaid	887	336
Short-term deposits (ii)	111	290

	4,587	9,810

(i)
Other receivable represented cash that had been received from students but held by the electronic payment services company as of December 31, 2009 and June 30, 2010, which was fully received by the Company in January 2010 and July 2010, respectively.

(ii)
Short-term deposits represented the deposits paid for property management, office equipment and other miscellaneous purposes relating to leased offices.

5. PROPERTY AND EQUIPMENT, NET

          Property and equipment, net consisted of the following:

	December 31, 2009	June 30, 2010
Furniture, fixtures and equipment	1,863	2,588
Motor vehicles	635	776
Leasehold improvements	2,920	5,384

Less: accumulated depreciation and amortization	(1,863)	(2,675)

	3,555	6,073

          Purchased accounting software for internal use with a total cost of $36 as of June 30, 2010 is included in furniture, fixtures and equipment.

          Depreciation and amortization expenses for the six-month periods ended June 30, 2009 and 2010 were $596 and $799, respectively.

XUEDA EDUCATION GROUP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010

(In thousands of U.S. dollars, except for shares and per share data)

6. GOODWILL

          The Group has only one reporting unit which has goodwill and the changes in the carrying amount of goodwill for the six-month period ended June 30, 2010 were as follows:

Amount
Balance as of January 1, 2009	—
Acquisition	796

Balance as of December 31, 2009	796
Exchange difference	5

Balance as of June 30, 2010	801

          The Group performs its annual goodwill impairment tests on December 31 of each year. No impairment charges were recognized for the year ended December 31, 2009 and for the six-month period ended June 30, 2010.

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

          Accrued expenses and other current liabilities consisted of the following:

	December 31, 2009	June 30, 2010
Accrued rental expenses	486	648
Accrued employee payroll and welfare benefits	4,381	7,655
Accrued advertisement expense	194	170
Payable for property and equipment	152	311
Acquisition consideration payable	235	—
Others	192	550

	5,640	9,334

          Others represented primarily deposits from contractors for leasehold improvements.

8. OTHER TAXES PAYABLE

          Other taxes payable consisted of the following:

	December 31, 2009	June 30, 2010
Business taxes and other tax payable	785	1,507
Individual income taxes payable	215	1,064

	1,000	2,571

XUEDA EDUCATION GROUP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010

(In thousands of U.S. dollars, except for shares and per share data)

8. OTHER TAXES PAYABLE (Continued)

          The Group is subject to business taxes and other surcharges at a rate of 3.3% or 5.5%, which are applied to service revenues generated from tutoring program. The Group is also required to withhold PRC individual income taxes on employees' payroll for remittance to the tax authorities.

9. INCOME TAXES

          The Company is a tax-exempt entity incorporated in the Cayman Islands.

          Xueda HK is located in Hong Kong and applies an income tax rate of 16.5%.

          Xuecheng Century, Xueda Information and its subsidiaries, and Xueda Technology, which were incorporated in the PRC ("PRC subsidiaries"), are subject to PRC Enterprise Income Tax ("EIT") on the taxable income in accordance with the relevant PRC income tax laws.

          Xuecheng Century was certified as a "software enterprise" for tax purposes in April 2010 and as a result is eligible for a two-year exemption of income tax from the first year it generates taxable income, followed by a 12.5% income tax rate for another three years.

          Xueda Information and its subsidiaries are subject to the statutory rate of 25%.

          In 2009 and 2010, Xueda Technology qualified as a "high and new technology enterprise" ("HNTE") and was entitled to a preferential tax rate of 15%.

          The principal components of deferred income taxes were as follows:

	December 31, 2009	June 30, 2010
Current deferred tax assets
Deferred revenue	2,481	2,481
Accrued expenses	328	1,831
Less: Valuation allowance	(2,741)	(2,489)

Net current deferred tax assets	68	1,823

Non-current deferred tax assets
Net operating loss carry forwards	2,241	2,210

Total non-current deferred taxes	2,241	2,210
Less: valuation allowance	(2,190)	(2,210)

Net non-current deferred taxes	51	—

Non-current deferred tax liabilities
Property and equipment	36	30

Total deferred tax liabilities	36	30

          The valuation allowance as of December 31, 2009 and June 30, 2010 was primarily related to deferred tax assets generated by Xueda Technology, which was not considered realizable as of

XUEDA EDUCATION GROUP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010

(In thousands of U.S. dollars, except for shares and per share data)

9. INCOME TAXES (Continued)

December 31, 2009 and June 30, 2010 due to the anticipated dissolution of Xueda Technology in 2010.

          Xueda Information and its subsidiaries have started and are expected to continue generating taxable PRC statutory income. It is more likely than not that all of their deferred tax assets will be realized, therefore, no valuation allowance has been established for its deferred tax assets as of December 31, 2009 and June 30, 2010. The net operating loss carry forwards for Xueda Information and its subsidiaries was $7,246 as of June 30, 2010 and will expire on various dates through 2014.

          Xuecheng Century had no deferred tax asset or deferred tax liability as of December 31, 2009 and June 30, 2010. The tax basis of the investment in Xueda Information was greater than the carrying value of this investment. Under US GAAP, a deferred tax asset should be recognized for this temporary difference only if it is apparent that the temporary difference will reverse in the foreseeable future. Absent of evidence of a reversal in the foreseeable future, no deferred tax asset for such temporary difference was recorded.

          There are no ongoing examinations by taxing authorities currently. The Group's entities in the PRC are subject to tax audits in respect of past years at the tax authority's discretion.

          The Group did not identify significant unrecognized tax benefits for the six-months ended June 30, 2009 and 2010. The Group did not incur any interest and penalties related to potential underpaid income tax expenses or anticipate any significant increases and decreases in unrecognized tax benefits in the next 12 months from December 31, 2009.

          Uncertainties exist with respect to how the current income tax law in the PRC applies to the Group's overall operations, and more specifically, with regard to tax residency status. The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for Chinese Income tax purposes if the place of effective management or control is within the PRC. The implementation rules to the New EIT Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc, occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Group does not believe that the legal entities organized outside of the PRC within the Group should be treated as residents for EIT law purposes. If the PRC tax authorities subsequently determine that the Company and its subsidiaries registered outside the PRC should be deemed a resident enterprise, the Company and its subsidiaries registered outside the PRC will be subject to the PRC income tax at a rate of 25%.

          If the Company were to be non-resident for PRC tax purpose, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries the withholding tax would be 10% and in the case of a subsidiary 25% or more directly owned by the resident in Hong Kong, the withholding tax would be 5%, but that is subject to the interpretation of Circular No. 601 issued by the State Administration of Taxation, under which our Hong Kong subsidiary might not be considered to be the beneficial owner of any such dividends and in that case the withholding tax rate would be 10%.

XUEDA EDUCATION GROUP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010

(In thousands of U.S. dollars, except for shares and per share data)

9. INCOME TAXES (Continued)

          Aggregate undistributed earnings of the Company's VIE and VIE's subsidiaries located in the PRC that are available for distribution to the Company of approximately $2,316 at June 30, 2010 are considered to be indefinitely reinvested, and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. Distributions made out of pre January 1, 2008 retained earnings will not be subject to the withholding tax.

10. GOVERNMENT SUBSIDIES

          For the six-month periods ended June 30, 2009 and 2010, the Shanghai branch of Xueda Technology received $13 and $26 of subsidies, respectively, from a district authority in Shanghai to encourage its business development in that district. There is no limitation on the use of the subsidies and the receipt of such subsidies does not subject us to any additional governmental regulations or future obligations. These amounts were recognized as subsidy income when received.

XUEDA EDUCATION GROUP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010

(In thousands of U.S. dollars, except for shares and per share data)

11. NET INCOME PER SHARE

          The following table sets forth the computation of basic and diluted net income per share for the periods indicated:

	Six months ended June 30,
	2009	2010
Net income (numerator):
Net income	2,441	11,833
Deemed dividends on Series A1 convertible redeemable preferred shares	(172)	(218)
Deemed dividends on Series A2 convertible redeemable preferred shares	(75)	(79)

Net income attributable to ordinary shareholders	2,194	11,536

Net income attributable to ordinary shareholders allocated for computing net income per ordinary share — basic	1,493	8,046
Net income attributable to ordinary shareholders allocated for computing net income per Series A1 convertible redeemable preferred share — basic	659	2,697
Net income attributable to ordinary shareholders allocated for computing net income per Series A2 convertible redeemable preferred share — basic	289	1,090
Net income attributable to ordinary shareholders allocated for computing net income per ordinary share — diluted	1,493	8,046
Shares (denominator):
Weighted average ordinary shares outstanding used in computing net income per ordinary share — basic	67,767,600	69,962,800
Weighted average shares outstanding used in computing net income per Series A1 convertible redeemable preferred share — basic	22,117,694	21,555,920
Weighted average shares outstanding used in computing net income per Series A2 convertible redeemable preferred share — basic	9,712,306	8,796,920
Weighted average ordinary shares outstanding used in computing net income per ordinary share — diluted	67,767,600	69,962,800

Net income per ordinary share — basic	0.02	0.12
Net income per convertible redeemable preferred A1 share — basic	0.03	0.13
Net income per convertible redeemable preferred A2 share — basic	0.03	0.13
Net income per ordinary share — diluted	0.02	0.12

          The Company's ordinary shares and convertible redeemable preferred shares were not issued until August 2009. The calculation of the weighted average number of shares for the purpose of basic net income per share has reflected the effect of the issuance of shares as if the corresponding number of shares were issued in relevant periods.

XUEDA EDUCATION GROUP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010

(In thousands of U.S. dollars, except for shares and per share data)

11. NET INCOME PER SHARE (Continued)

          The Group has determined that its convertible redeemable preferred shares are participating securities as the preferred shares participate in undistributed earnings on an as-if-converted basis. The holders of the preferred shares are entitled to receive dividends on a pro rata basis, as if their shares had been converted into ordinary shares. Accordingly, the Group uses the two-class method of computing net income per share, for ordinary and preferred shares according to participation rights in undistributed earnings. However, undistributed net loss is only allocated to ordinary share holders because holders of preferred shares were not contractually obligated to share losses.

          The dilutive effect of the options is calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed exercise of options, which include the benefit of the compensation costs attributable to future services and not yet recognized, are used to repurchase outstanding ordinary shares using an average fair value over the period.

          The Series A1 and A2 convertible redeemable preferred shares and the options outstanding during the six-month periods ended June 30, 2009 and 2010 could potentially dilute basic net income per share in the future, but were excluded from the computation of diluted net income per share for the six-month periods ended June 30, 2009 and 2010 because their effect would be anti-dilutive.

	June 30
	2009	2010
Number of Series A1 convertible redeemable preferred
Shares outstanding	20,033,080	21,555,920
Number of Series A2 convertible redeemable preferred
Shares outstanding	8,796,920	8,796,920
Number of options outstanding	—	10,320,097

12. CONVERTIBLE REDEEMABLE PREFERRED SHARES

          The Group accrues the 15% premium over the redemption period as deemed dividends with debits to accumulated deficit of $247 and $297 for the six-month periods ended June 30, 2009 and 2010, respectively.

13. SHARE-BASED COMPENSATION

          On November 13, 2009, the Company adopted a Stock Incentive Plan, which allows the Company to grant its employees, directors and consultants awards including option, stock appreciation right ("SAR"), dividend equivalent right, restricted stock or other right or benefit. The maximum aggregate number of shares which may be issued pursuant to all awards is 11,146,151 shares.

XUEDA EDUCATION GROUP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010

(In thousands of U.S. dollars, except for shares and per share data)

13. SHARE-BASED COMPENSATION (Continued)

Stock options

          On March 16, 2010, the Company granted a total of 10,320,097 share options to employees at an exercise price of $0.99 per share.

          25% of the share options granted will vest on each of the four anniversaries of the grant date. The term of an Incentive Stock Option shall be no more than ten years from the date of grant thereof. However, in the case of an Incentive Stock Option granted to a grantee who, at the time the option is granted, owns stock representing more than ten percent of the voting power of all classes of stock of the Company or any parent or subsidiary of the Company, the term of the Incentive Stock Option shall be five years from the date of grant thereof or such shorter term as may be provided in the award agreement.

          A summary of the share option activities is as follows:

	Outstanding options
	Number of Options	Weighted average exercise price	Weighted average grant-date fair value
Options outstanding at January 1, 2010	—	$—	$—
Granted	10,320,097	$0.99	$1.24
Forfeited	—	$—	$—
Exercised	—	$—	$—

Options outstanding at June 30, 2010	10,320,097	$0.99	$1.24

          As of June 30, 2010, there was no option exercisable.

          The number of the option expected to vest as of June 30, 2010 was 7,740,072 with an exercise price of $0.99 and remaining contractual term of 9.7 years. The aggregate intrinsic value of options outstanding was $11,559 as of June 30, 2010.

          The Company recorded share-based compensation expenses of $0 and $702 for six-month periods ended June 30, 2009 and 2010, respectively. The amount of share-based compensation currently estimated to be expensed from 2010 through 2013 related to unvested share-based payment awards at June 30, 2010 is $8,922.

          That cost is expected to be recognized over a weighted average period of 3.7 years. To the extent the actual forfeiture rate is different from the Company's original estimated, share-based compensation related to these awards may require to be adjusted.

XUEDA EDUCATION GROUP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010

(In thousands of U.S. dollars, except for shares and per share data)

13. SHARE-BASED COMPENSATION (Continued)

          The fair value of each option granted was estimated on the date of grant using the binomial option pricing model with the following assumptions for each applicable period.

For Options granted on March 16, 2010:
Risk-free interest rate	4.36%
Expected dividend yield	Nil
Expected volatility	54.1%
Exercise price	$0.99 per share
Fair value of the underlying ordinary shares	$1.89 per share
(1)
Volatility

  The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of listed comparable companies over a period comparable to the expected term of the options.

(2)
Risk-free interest rate

  The risk-free rate is based on the implied yield of China International Bond denominated in U.S. dollars with maturity similar to the expected life of the option as of the valuation date.

(3)
Dividend yield

  The dividend yield was estimated by the Company based on its expected dividend policy over the expected term of the options.

(4)
Exercise price

  The exercise price of the options was determined by the Company's Board of Directors.

(5)
Fair value of underlying ordinary shares

  When estimating the fair value of the ordinary shares on the grant dates, management considered a number of factors, including the result of a third party appraisal.

14. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

          Full time employees of the Group in the PRC participate in a government-mandated defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require the Group to accrue for these benefits based on certain percentages of the employees' salaries. Total provisions for such employee benefits were $1,589 and $3,786 for the six-month ended June 30, 2009 and 2010, respectively.

XUEDA EDUCATION GROUP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010

(In thousands of U.S. dollars, except for shares and per share data)

15. COMMITMENTS

          The Group leases offices under non-cancelable operating leases agreements. Rent expenses under operating leases for the six-month periods ended June 30, 2009 and 2010 were $5,247, and $7,121, respectively.

          Future minimum lease payments under non-cancelable operating leases agreements as of June 30, 2010 are as follows:

Years ending June 30,
Six months ending December 31, 2010	7,753
Year 2011	12,493
Year 2012	9,662
Year 2013	5,095
Year 2014	3,160

38,163

16. RELATED PARTY TRANSACTIONS

          Details of related party balances as of December 31, 2009 and June 30, 2010 and transactions for the six-month periods ended June 30, 2009 and 2010 are as follows:

  (1)
  Amounts due from related parties of the Company

	December 31, 2009	June 30, 2010
Amounts due from a director (i)	203	203
Amounts due from a director (ii)	567	587
Amount due from Shanghai Chuanxue Net Technology Co., Ltd ("Shanghai Chuanxue) (iii)	—	40

	770	830

(i)
The amounts due from directors were unsecured, interest free and repayable on demand.

(ii)
This represented a loan from Xueda Technology, which was to increase Xueda Information's registered capital and held by a director, who is also an individual ordinary shareholder, as of June 30, 2010.

(iii)
Shanghai Chuanxue is wholly owned by Xin Jin, who is one of the beneficial owners of the Company. The balance as of June 30, 2010 was unsecured, interest free and repayable on demand.

XUEDA EDUCATION GROUP

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2010

(In thousands of U.S. dollars, except for shares and per share data)

16. RELATED PARTY TRANSACTIONS (Continued)

  (2)
  Transaction with related party

	Six months ended June 30,
	2009	2010
Advertising services provided by Beijing 58 City information and technology Co., Ltd. ("58 City")	—	137

	—	137

  58 City provides advertising services and is wholly owned by Jinbo Yao, who is one of the beneficial owners of the Company. The payables to 58 City for advertising services provided to the Group were fully paid as of June 30, 2010.

17. SEGMENT INFORMATION

          The Group is mainly engaged in private personalized tutoring services in the PRC. The Group's chief operating decision maker ("CODM") has been identified as the Chief Executive Officer who reviews results of operations by geographic location (i.e. city rather than learning centers), each location constituting a subsidiary of Xueda Information, when making decisions about allocating resources and assessing performance of the Group. Consequently, the Group has determined that each location represents an operating segment. However, under the aggregation criteria set forth in the US GAAP with respect to segment reporting, the Group operates in only one reportable segment as all of its operating segments have similar economic characteristics and provide the same tutoring services.

          The Group's net revenues for the six-month periods ended June 30, 2009 and 2010 were all generated from tutoring services provided in the PRC. The Group's long-lived assets as of June 30, 2009 and 2010 were all located in the PRC.

18. SUBSEQUENT EVENTS

          The Group has evaluated events subsequent to the balance sheet date of June 30, 2010 through October 29, 2010, the date the unaudited condensed consolidated financial statements were available to be issued.

          The $587 of amounts due from a director was settled in August 2010 as the amount advanced to the director had been invested in Xueda Information.

          On September 20, 2010, the exercise price of the 3,343,845 share options granted to an officer of the Company on March 16, 2010 was increased to $1.04 per share from $0.99 per share. This modification did not result in an incremental share-based compensation as the fair value of the original award measured immediately after the modification was less than the fair value of the original award measured immediately before the modification. The unrecognized compensation expense of $3,612 relating to the original award as of the modification date are recognized over the remaining vesting period.

学大教育
2ledu.com

Consultation and Assessment

Formulation of a Customized Study Plan

Personalized Tutoring

Delivery of Supporting Services

Xueda Education Group

13,430,000 American Depositary Shares
Representing
26,860,000 Ordinary Shares

Sole Global Coordinator and Sole Bookrunner

Goldman Sachs (Asia) L.L.C.

Co-Managers

Baird	William Blair & Company

          Through and including                          , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.    Indemnification of Directors and Officers

          Cayman Islands law does not limit the extent to which a company's articles of association may provide indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to the public interest, such as providing indemnification against civil fraud or the consequences of committing a crime. The registrant's articles of association provide that each officer or director of the registrant will be indemnified out of the assets of the registrant against any liability incurred by him or her in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his or her part, or in which he or she is acquitted or in connection with any application in which relief is granted to him or her by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the registrant.

          Under the form of indemnification agreement filed as Exhibit 10.1 to this registration statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

          The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.    Recent Sales of Unregistered Securities

          During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act. None of these transactions involved any underwriters' underwriting discounts or commissions, or any public offering. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Date of Issuance	Securities	Aggregate Consideration (in U.S. Dollars)	Principal Purchasers
June 22, 2009	69,962,800 Ordinary shares	N/A	Five founders
August 28, 2009	21,555,920 Series A1 preferred shares	500,000	One investor
August 28, 2009	8,796,920 Series A2 preferred shares	880	Three investors
March 16, 2010	Options to purchase 10,320,097 ordinary shares	N/A	Employees

Item 8.    Exhibits and Financial Statement Schedules

(a)    Exhibits

          See Exhibit Index beginning on page II-7 of this Registration Statement.

(b)    Financial Statement Schedules

          All supplement schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.

Item 9.    Undertakings

          The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

  (4)
  For the purpose of determining any liability under the Securities Act of 1933, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

    (i)
    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

    (ii)
    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

    (iii)
    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

    (iv)
    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on November 1, 2010.

XUEDA EDUCATION GROUP
By:	/s/ XIN JIN Name: Xin Jin Title: Chief Executive Officer and Director

          Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated in San Francisco, California on November 1, 2010.

Signature	Capacity

* Rubin Li	Chairman of the Board of Directors
/s/ XIN JIN Xin Jin	Chief Executive Officer and Director (Principal Executive Officer)
* Junfeng Gao	Chief Financial Officer (Principal Financial and Accounting Officer)
* Jun Wang	Director
* Jinbo Yao	Director
* Gongquan Wang	Director
* Yafei Wang	Director
* Sean Shao	Director

*By:	/s/ XIN JIN Attorney-in-fact

 SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

          Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Xueda Education Group has signed this registration statement or amendment thereto in New York, New York on November 1, 2010.

Law Debenture Corporate Services Inc.
By:	/s/ KATE LEDYARD Name: Kate Ledyard Title: Manager

EXHIBIT INDEX

Exhibit No.		Description of Exhibit
1.1	†	Form of Underwriting Agreement
3.1	†	Second Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
3.2	†	Third Amended and Restated Memorandum and Articles of Association of the Registrant, effective upon the completion of this offering
4.1	†	Form of Ordinary Share Certificate
4.2	*	Form of Deposit Agreement between the Registrant and Citibank, N.A., as depositary
4.3	†	Form of American depositary receipt evidencing American depositary shares (included in Exhibit 4.2)
4.4	†	Shareholders Agreement, dated as of August 28, 2009
5.1	†	Opinion of Walkers regarding the issue of ordinary shares being registered
8.1	†	Opinion of Simpson Thacher & Bartlett LLP regarding certain U.S. federal tax matters
8.2	†	Opinion of Walkers regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
10.1	†	Form of Indemnification Agreement between the Registrant and its directors
10.2	†	Form of Employment Agreement between the Registrant and its executive officers
10.3	†	English translation of Amended and Restated Exclusive Technology Consulting and Management Service Agreement between Xuecheng Century (Beijing) Information Technology Co., Ltd. and Beijing Xueda Information Technology Co., Ltd.
10.4	†	English translation of Pledge Agreement between Xuecheng Century (Beijing) Information Technology Co., Ltd. and shareholders of Beijing Xueda Information Technology Co., Ltd.
10.5	†	English translation of Amended and Restated Exclusive Purchase Right Contract between Xuecheng Century (Beijing) Information Technology Co., Ltd. and shareholders of Beijing Xueda Information Technology Co., Ltd.
10.6	†	English translations of form of powers of attorney granted by shareholders of Beijing Xueda Information Technology Co. Ltd. in favor of Xuecheng Century (Beijing) Information Technology Co., Ltd.
10.7	†	Xueda Education Group Amended and Restated 2009 Equity Incentive Plan
10.8	†	Subscription Agreement, dated as of October 20, 2010, between the Registrant and WP X Investments IV Ltd.
10.9	†	Investor and Registration Rights Agreement, dated as of October 20, 2010, between the Registrant and WP X Investment IV Ltd.
21.1	†	Subsidiaries of Registrant
23.1		Consent of Deloitte Touche Tohmatsu CPA Ltd.
23.2	†	Consent of Walkers (included in Exhibit 5.1 and Exhibit 8.2)
23.3	†	Consent of Commerce and Finance Law Offices (included in Exhibit 99.1)
23.4	†	Consent of Marsh Financial Advisory Services Limited
23.5	†	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.1)
23.6	†	Consent of IDC China
23.7	†	Consent of Euromonitor International
23.8	†	Consent of Julian Cheng

Exhibit No.		Description of Exhibit
24.1	†	Powers of Attorney (included on the signature page in Part II of this Registration Statement)
99.1	†	Opinion of Commerce and Finance Law Offices

*
Incorporated by reference to the Registration Statement on Form F-6 (File No. 333-169976), filed with the Commission with respect to American depositary shares representing ordinary shares.

†
Filed previously.